As filed with the Securities and Exchange Commission on August 28, 2006
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

DealerTrack Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	52-2336218	7373
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)	(Primary Standard Industrial Classification Code Number)

1111 Marcus Avenue
Suite M04
Lake Success, New York 11042
(516) 734-3600
(Address, including zip code, and telephone number,
including area code, of the registrant’s principal executive offices)

Eric D. Jacobs, Esq.
Senior Vice President, General Counsel and Secretary
DealerTrack Holdings, Inc.
1111 Marcus Avenue
Suite M04
Lake Success, New York 11042
(516) 734-3600
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Kenneth J. Gordon, Esq. Goodwin Procter llp Exchange Place 53 State Street Boston, Massachusetts 02109 (617) 570-1000	Richard D. Truesdell, Jr., Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class	Amount to be	Offering Price	Aggregate Offering	Registration
of Securities to be Registered	Registered	Per Unit(2)	Price(2)	Fee(2)

Common stock, par value $0.01 per share(1)	10,350,000	$22.615	$234,065,250	$25,500

(1)	Includes shares of our common stock issuable upon exercise of the underwriters’ option to purchase additional shares of our common stock.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act based on the average high and low prices of our common stock as reported on The NASDAQ Global Market on August 24, 2006.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated August 28, 2006
PROSPECTUS
9,000,000 Shares
Common Stock

This is an offering of 9,000,000 shares of common stock of DealerTrack Holdings, Inc. We are offering 2,750,000 shares of our common stock and the selling stockholders identified in this prospectus, including an affiliate of an underwriter, are offering an additional 6,250,000 shares of our common stock. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.
Our common stock is quoted on The NASDAQ Global Market under the symbol “TRAK.” The last reported trading price of our common stock on August 23, 2006 was $22.30 per share.
An affiliate of Wachovia Capital Markets, LLC, an underwriter, is a selling stockholder in this offering and after giving effect to this offering will own 2.4% of our common stock. For more information, see “Prospectus Summary — Transactions and Relationships with Certain of the Underwriters and Their Affiliates,” “Risk Factors — Risks Relating to this Offering — Risks relating to transactions and relationships with certain of our stockholders, the underwriters and their respective affiliates,” “Related Party Transactions” and “Underwriting — Relationships; NASD Conduct Rules.”
Investing in our common stock involves risks. See “Risk Factors”
beginning on page 11 of this prospectus.

	Per Share	Total

Price to the public	$	$
Underwriting discounts and commissions	$	$
Proceeds to DealerTrack (before expenses)	$	$
Proceeds to the selling stockholders (before expenses)	$	$
The selling stockholders have granted the underwriters the option to purchase 1,350,000 additional shares of our common stock on the same terms and conditions set forth above if the underwriters sell more than 9,000,000 shares of our common stock in this offering.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about                     , 2006.

Lehman Brothers

William Blair & Company	Deutsche Bank Securities

Cowen and Company

Wachovia Securities

JMP Securities

Thomas Weisel Partners LLC
                        , 2006

# DealerTrack Automotive Industry Network

Connects Dealers, Financing Sources, Aftermarket and Other Service and Information Providers

Aftermarket Providers
Automotive Dealers
Financing Sources
DealerTrack
Network
Other Service and
Information Providers

DealerTrack®

      You should rely only on the information contained in this prospectus. We and the selling stockholders have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling stockholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. Our business, prospects, financial condition and results of operations may have changed since that date.
      No action is being taken in any jurisdiction outside the United States to permit a public offering of the shares of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus. Although we believe this summary is materially complete, before making an investment decision, you should read this entire prospectus carefully, including the matters set forth under “Risk Factors,” “Unaudited Combined Condensed Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the notes thereto and the financial statements and related notes thereto for each of Chrome Systems Corporation (“Chrome”), NAT Holdings, Inc. (“NAT”), Automotive Lease Guide (alg), LLC and its affiliate (collectively, “ALG”) and Global Fax, L.L.C. (“Global Fax”) appearing elsewhere in this prospectus. Unless the context requires otherwise, references in this prospectus to “DealerTrack,” “we,” “us” and “our” refer to DealerTrack Holdings, Inc. and its subsidiaries on a consolidated basis. Except as otherwise indicated, the information in this prospectus assumes that the underwriters do not exercise their over-allotment option.
Our Business
      DealerTrack is a leading provider of on-demand software, network and data solutions for the automotive retail industry in the United States. Utilizing the Internet, DealerTrack has built a network connecting automotive dealers with banks, finance companies, credit unions and other financing sources, and other service and information providers, such as aftermarket providers and the major credit reporting agencies. We have established a network of active relationships, which, as of June 30, 2006, consisted of over 22,000 dealers, including over 85% of all franchised dealers in the United States; over 240 financing sources, including the 20 largest independent financing sources in the United States; and a number of other service and information providers to the automotive retail industry. Our credit application processing product enables dealers to automate and accelerate the indirect automotive financing process by increasing the speed of communications between these dealers and their financing sources. We have leveraged our leading market position in credit application processing to address other inefficiencies in the automotive retail industry value chain. We believe our proven network provides a competitive advantage for distribution of our software and data solutions. Our integrated subscription-based software products and services enable our dealer customers to receive valuable consumer leads, compare various financing and leasing options and programs, sell insurance and other aftermarket products, analyze inventory, document compliance with certain laws and execute financing contracts electronically. We have also created efficiencies for financing source customers by providing a comprehensive digital and electronic contracting solution. In addition, we offer data and other products and services to various industry participants, including lease residual value and automobile configuration data.
      Traditionally, the workflow processes in each stage of the automotive retail industry value chain have been manual and paper intensive and/or performed on stand-alone legacy systems, resulting in inefficiencies. In contrast to most dealer legacy systems, our web-based solutions are open and flexible, and integrate with other widely used software systems. Our network improves efficiency and reduces processing time for dealers, financing sources, and other participants, and integrates the products and services of other information and service providers, such as credit reporting agencies and aftermarket providers. We primarily generate revenue on either a transaction or subscription basis, depending on the customer and the product or service provided.
      We began our principal business operations in February 2001 with the introduction of our credit application processing product and completed our initial public offering in December 2005. For the six month period ended June 30, 2006, transaction services revenue and subscription services revenue increased by $14.2 million, or 37%, and $12.5 million, or 104%, respectively, from the prior corresponding period. Since our initial public offering in December 2005, we have added new dealers, financing sources and other participants to the network, successfully closed three acquisitions and introduced new products and services. As a result, we have increased our total addressable market by enhancing our offering of products and services, and expanding our network of relationships.

Our Solutions
      We believe our suite of integrated on-demand software, network and data solutions addresses many of the inefficiencies in the automotive retail industry value chain. We believe our solutions deliver benefits to dealers, financing sources, aftermarket providers and other service and information providers.
      Dealers. We offer franchised and independent dealers an integrated suite of on-demand sales and finance solutions that significantly shorten financing processing times, allowing dealers to spend more time selling automobiles and aftermarket products. Traditionally, dealers and financing sources have relied on the fax method of processing credit applications. This cumbersome process limited the range of financing options available to dealers and delayed the availability of financing. Our automated, web-based credit application processing product allows dealers to originate and route their consumers’ credit application information electronically. In addition, our suite of complementary subscription products and services allows dealers to integrate and better manage their business processes across the automotive retail industry value chain. For example, we offer a product that allows dealers to compare deal configurations from one or multiple financing and leasing sources on a real-time basis, which is referred to in the industry as “desking.” We also offer a product that allows dealers and consumers to complete finance contracts electronically, which a dealer can transmit to participating financing sources for funding, further streamlining the financing process and reducing transaction costs for both dealers and financing sources. Our products and services, when used together, form a more seamless sales and finance solution that integrates with other widely used software systems. As of June 30, 2006, an aggregate of 18,064 of our existing product subscriptions had been purchased by approximately 9,371 dealers active in our network.
      Financing Sources. Our on-demand credit application processing product and our electronic contracting and digital contract processing solution eliminate expensive and time-consuming inefficiencies in legacy paper systems, and thereby decrease financing sources’ costs of originating loans and leases. Typically, consumers who obtain financing to purchase an automobile do so either indirectly through a dealership or directly from a financing source. In indirect financings, the dealer submits the consumer’s credit application information to one or multiple financing sources to obtain approval for the financing. We electronically transmit complete credit application and contract data through our network, reducing costs and errors and improving efficiency for both prime and non-prime financing sources. We believe that financing sources that utilize our solution experience a significant competitive advantage over financing sources that rely on the legacy paper and fax processes. We believe that a substantial majority of our financing source customers’ collective indirect credit application volume is processed through our network.
      Aftermarket Providers. Our recently launched DealerTrack Aftermarket Networktm gives dealers access to real-time contract rating information and quote generation and will provide digital contracting for aftermarket products and services. The aftermarket sales and contracting process was previously executed through individual aftermarket providers’ websites or through a cumbersome paper-based process prone to frequent delays and errors. Our on-demand connection between dealers and aftermarket providers creates a faster process, improves accuracy, and eliminates duplicate data entry for both dealers and aftermarket providers. We believe that this more efficient process combined with the use of our on-demand electronic menu product will make it possible for dealers to more effectively sell aftermarket products and services. We expect that all categories of aftermarket products and services will participate in the network, including vehicle recovery systems, extended service contracts, and credit, life and disability insurance. We also believe that aftermarket providers will be able to expand their reach to acquire a broader base of dealer customers through our network. As of June 30, 2006, ten aftermarket providers have agreed to join the DealerTrack Aftermarket Networktm.
      Other Service and Information Providers. Our web-based solutions enable other third-party service and information providers, such as the major credit reporting agencies, to securely deliver data, products and services more broadly and efficiently to their customers. Their participation in our network also increases the value of our integrated solutions to our dealer customers.

Our Competitive Strengths
      We believe that the following strengths provide us with competitive advantages in the marketplace:
      Leading Market Position. As of June 30, 2006, we had active relationships with over 22,000 dealers, including over 85% of all franchised dealers in the United States; over 240 financing sources, including the 20 largest independent financing sources in the United States and nine captive financing sources; and a number of other service and information providers. We believe we are also the market leader in desking, electronic contracting and residual value data for the automotive finance industry. The combination of our network of relationships and our market leading positions provides us with significant competitive advantages, including our ability to maximize cross-selling opportunities for our products and services to all of our customers and to expand the wide range of participants in our network. We believe that customers who regularly use one of our solutions are more inclined to use one or more of our other solutions.
      Flexible Web-Based Delivery Model. Our customers are able to access our highly specialized applications on-demand rather than incurring the expense and difficulty of installing and maintaining them independently. In addition, our open architecture facilitates integration with certain existing systems of our dealer customers, financing sources and other service and information providers. We believe our flexible web-based delivery model enhances our customers’ operating efficiency and reduces their total operating costs.
      Broad and Integrated Suite of Solutions. Our broad range of integrated on-demand software products and services improves our customers’ operating efficiency in the pre-sales marketing and prospecting, sales, and finance and insurance stages of the automotive retail industry value chain. Our integrated product suite eliminates the need for duplicative data entry and allows for the electronic transmission of data to and from selected third parties, which we believe provides us with a competitive advantage over those of our competitors with less integrated product offerings.
      Independent Network. Our web-based network is independent and does not give any one financing source preference over any other financing source. We believe that this neutral approach makes our network more appealing to both dealers and financing sources than captive alternatives that favor financing sources owned or controlled by one or more automobile manufacturers.
      Proven Acquisition Strategy. We have successfully completed several acquisitions that we believe have increased our market share and/or provided us with products, services and technologies that are complementary to our existing product and service offerings. We believe that our success in completing these acquisitions and integrating them into our business has allowed us to maintain our leadership position in the industry, enhance our network of relationships and accelerate our growth.
Our Growth Strategy
      Our growth strategy is to leverage our position as a leading provider of on-demand software products and services to the U.S. automotive retail industry. Key elements of our growth strategy are:
      Sell Additional Products and Services to Our Existing Customers. Many of our subscription-based products and services have been recently introduced to our customers. As a result, we believe that a significant market opportunity exists for us to sell additional products and services to the approximately 57% of our over 22,000 active dealer customers who utilize our credit application processing product, but do not yet subscribe to one or more of our subscription-based products or services. Similarly, the over 240 financing sources that utilize our credit application product represent a market opportunity for us to sell our electronic contracting and digital contract processing solution, which less than 10% of our financing source customers have implemented to date.
      Expand Our Customer Base. We intend to increase our market penetration by expanding our dealer and financing source customer base and the number of other information and service providers connected to our network through the efforts of our direct sales force, management outreach and business development activities. Although we currently enjoy active relationships with over 85% of all franchised dealers in the United States, currently less than 10% of the approximately 45,000 independent dealerships in the United States are active in our network. We believe that we are well positioned to increase the number of these active dealer relationships.

While we had over 240 active financing source customers as of June 30, 2006, we will focus on adding the captive financing affiliates of foreign automotive manufacturers, as well as select regional banks, financing companies and other financing sources to our network. We also intend to increase the number of other service and information providers in our network by adding, among others, insurance and other aftermarket service providers.
      Expand Our Product and Service Offerings. We expect to expand our suite of products and services to address the evolving needs of our customers. We recently launched the DealerTrack Aftermarket Networktm, which gives dealers access to real-time contract rating information and quote generation and will provide digital contracting for aftermarket products and services. We also expect to take advantage of additional opportunities to enter new markets adjacent to our current products and services.
      Pursue Acquisitions and Strategic Alliances. We intend to continue to grow and advance our business through acquisitions and strategic alliances. We believe that acquisitions and strategic alliances will allow us to enhance our product and service offerings, sell new products that utilize our network, improve our technology and/or increase our market share.
Recent Developments

Performance Since Our Initial Public Offering
      Since our initial public offering we have:

•	added nearly 1,000 dealers to our network for a total of over 22,000 active dealers;

•	added over 50 financing sources for a total of over 250 active financing sources;

•	increased subscription-based product penetration of our existing dealer base from 35% to 43% through cross-selling our products and services;

•	successfully closed three additional acquisitions; and

•	signed seven additional aftermarket providers to our recently launched DealerTrack Aftermarket Networktm for a total of eleven aftermarket providers.

Acquisitions
      On August 1, 2006, we acquired substantially all of the assets and certain liabilities of DealerWare LLC for a purchase price of $5.2 million in cash (including estimated direct acquisition costs of approximately $0.2 million). DealerWare is a provider of automotive menu-selling and other dealership software.
      On May 3, 2006, we acquired substantially all of the assets and certain liabilities of Global Fax for a purchase price of $24.5 million in cash (including estimated direct acquisition costs of approximately $0.3 million). Under the terms of the asset purchase agreement, we have future contingent payment obligations of up to an aggregate of $2.4 million in cash to be paid based on the amount of revenue derived by us from the sale of certain services through the end of 2006. Global Fax provides outsourced document scanning, storage, data entry and retrieval services for automotive financing customers.
      On February 2, 2006, we acquired substantially all of the assets and certain liabilities of WiredLogic, Inc., doing business as DealerWire, Inc. The aggregate purchase price was $6.0 million in cash (including estimated direct acquisition costs of approximately $0.1 million). Under the terms of the asset purchase agreement, we have future contingent payment obligations of up to $0.5 million in cash if new subscribers to the DealerWire®product increase to a certain number by February 28, 2007. DealerWire evaluates a dealership’s sales and inventory performance by vehicle make, model and trim, including information about unit sales, costs, days to turn and front-end gross profit.

Transactions and Relationships with Certain of the Underwriters and Their Affiliates
      We have engaged in transactions and established relationships with certain of the underwriters and their affiliates, including Lehman Brothers Inc. (“Lehman Brothers”) and Wachovia Capital Markets, LLC (“Wachovia”). In particular, one affiliate of Wachovia is a stockholder that is selling shares of our common stock in this offering and two affiliates of Wachovia are significant customers of ours. Additionally, an affiliate of each of Lehman Brothers and Wachovia is a lender under our credit facility. These transactions and relationships are more fully described below.

•	Two affiliates of Wachovia are financing source customers of ours.

•	The financing source affiliates of Wachovia use competing technology and systems in addition to ours, including their own proprietary services. They currently originate automotive finance business by means other than our credit application processing product and we expect that they will continue to do so in the future.

•	In the ordinary course of their business, the underwriters or their affiliates have engaged, are engaged and may in the future engage in investment banking and financial advisory transactions with us, our affiliates or our significant stockholders, including Lehman Brothers’ role as financial advisor and its delivery of a fairness opinion to an affiliate of one of our significant stockholders, The First American Corporation, in connection with First Advantage Corporation’s acquisition of the companies and assets comprising the credit information segment of The First American Corporation.
      For more information, see “Risk Factors — Risks Relating to Our Business  — We are dependent on several customers that are affiliates of some of our current and previous major stockholders,” “Risk Factors — Risks Relating to this Offering — Risks relating to transactions and relationships with certain of our stockholders, the underwriters and their respective affiliates,” “Related Party Transactions” and “Underwriting — Relationships; NASD Conduct Rules.”
Company Information
      We are a Delaware corporation formed in August 2001 in connection with the combination of DealerTrack, Inc., which commenced operations in February 2001, and webalg, inc., which commenced operations in April 2000. Our principal executive offices are located at 1111 Marcus Avenue, Suite M04, Lake Success, New York 11042. Our telephone number is (516) 734-3600 and our website address is www.dealertrack.com. The information contained on our website is not part of this prospectus.

The Offering

Common stock offered by us	2,750,000 shares

Common stock offered by the selling stockholders	6,250,000 shares

Common stock to be outstanding after this offering	38,511,812 shares(1)

Use of proceeds	Assuming a public offering price of $22.30 per share (the last reported sale price of our common stock on The NASDAQ Global Market on August 23, 2006), we will receive net proceeds from this offering of approximately $57.4 million, which will be used for general corporate purposes. We will have broad discretion as to the use of these proceeds and may apply them to product development efforts, acquisitions or strategic alliances. We will not receive any of the net proceeds from the sale of shares of our common stock by the selling stockholders. For more information, see “Use of Proceeds.”

NASDAQ Global Market symbol	TRAK

(1)	The total number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of June 30, 2006 and excludes:

•	4,086,216 shares of our common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $9.03 per share, of which 1,778,089 options were exercisable as of June 30, 2006; and

•	1,144,078 shares of our common stock currently reserved for future issuance under our 2005 Incentive Award Plan as of June 30, 2006.

      Except as otherwise indicated, the information in this prospectus assumes that the underwriters do not exercise their over-allotment option.
Risk Factors
      See “Risk Factors” beginning on page 11 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Summary Historical Consolidated Financial Data
      The summary historical consolidated financial data set forth below as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 have been derived from our audited consolidated financial statements and related notes thereto included in this prospectus. The summary historical consolidated financial data set forth below as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 have been derived from our unaudited consolidated financial statements and related notes thereto included in this prospectus. These unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements (see Note 2 for further information). In the opinion of management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.
      We completed several acquisitions during the periods presented below, the operating results of which have been included in our historical results of operations from the respective acquisition dates. These acquisitions have significantly affected our revenue, results of operations and financial condition. Accordingly, the results of operations for the periods presented may not be comparable due to these acquisitions.
      The following data should be read in conjunction with “Unaudited Combined Condensed Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and related notes thereto and the financial statements and related notes thereto for each of Chrome, NAT, ALG and Global Fax, in each case included elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,

	2003	2004	2005	2005	2006

				(Unaudited)
	(In thousands, except per share data)
Consolidated Statements of Operations Data:
Net revenue(1)	$38,679	$70,044	$120,219	$52,464	$81,349

Operating costs and expenses:
Cost of revenue(1)(2)	25,362	29,665	50,132	20,189	32,408
Product development(2)	1,539	2,256	5,566	2,087	4,563
Selling, general and administrative(2)	15,048	30,401	54,690	24,396	32,443

Total operating costs and expenses	41,949	62,322	110,388	46,672	69,414
(Loss) income from operations	(3,270)	7,722	9,831	5,792	11,935
Interest income	75	54	282	86	1,748
Interest expense	(22)	(115)	(1,585)	(373)	(141)

(Loss) income before provision for income taxes	(3,217)	7,661	8,528	5,505	13,542
(Provision) benefit for income taxes	(72)	3,592	(4,060)	(2,368)	(5,451)

Net (loss) income	$(3,289)	$11,253	$4,468	$3,137	$8,091

Basic net (loss) income per share applicable to common stockholders(3)	$(1,000.30)	$0.45	$0.17	$0.12	$0.23
Diluted net (loss) income per share applicable to common stockholders(3)	$(1,000.30)	$0.02	$0.12	$0.07	$0.22
Weighted average shares outstanding	3,288	40,219	2,290,439	567,302	35,335,493
Average shares outstanding assuming dilution	3,288	1,025,248	3,188,180	1,052,763	36,878,342

	Year Ended December 31,			Six Months Ended June 30,

	2003	2004	2005	2005	2006

				(Unaudited)
	(In thousands, except per share data)
Other Data:
EBITDA(4) (unaudited)	$7,746	$18,595	$32,594	$14,405	$24,174
Capital expenditures, software and website development costs	$3,717	$4,407	$10,746	$4,899	$7,322
Active dealers in the network as of end of period(5) (unaudited)	15,999	19,150	21,155	20,742	22,031
Active financing sources in the network as of end of period(6) (unaudited)	59	109	201	141	243
Transactions processed(7) (unaudited)	22,995,715	33,964,195	52,474,635	25,022,523	33,157,259
Product subscriptions as of end of period(8) (unaudited)	3,030	7,705	14,473	11,351	18,064

	As of	As of		As of June 30,
	December 31,	December 31,	As of June 30,	2006
	2004	2005	2006	As Adjusted

			(Unaudited)
	(In thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$21,753	$103,264	$25,519	$82,906
Short-term investments	—	—	60,500	60,500
Working capital(9)	24,421	101,561	88,761	146,148
Total assets	76,681	220,615	232,961	290,348
Due to acquirees (long- and short-term), capital lease obligations (long- and short-term) and other long-term liabilities	7,999	9,984	11,452	11,452
Total redeemable convertible participating preferred stock	72,226	—	—	—
Accumulated deficit	(25,034)	(20,566)	(12,475)	(12,475)
Total stockholders’ (deficit) equity	(20,001)	186,671	200,049	257,436

					Six Months Ended
		Year Ended December 31,			June 30,

		2003	2004	2005	2005	2006

					(Unaudited)
		(In thousands)
(1)	Related party revenue	$13,717	$19,070	$29,021	$13,371	$20,319
	Related party cost of revenue	3,985	3,306	3,216	1,676	1,809

(2)	We recorded non-cash charges for compensation expense resulting from certain stock option and restricted common stock grants for the years ended December 31, 2004 and 2005 and the six months ended June 30, 2005 and 2006. Stock-based compensation recorded for the years ended December 31, 2004 and 2005 and the six months ended June 30, 2005 and June 30, 2006 was classified as follows:

	Year Ended		Six Months
	December 31,		Ended June 30,

	2004	2005	2005	2006

			(Unaudited)
	(In thousands)
Cost of revenue	$286	$295	$108	$524
Product development	84	95	40	168
Selling, general and administrative	1,263	1,600	517	1,929

(3)	For the years ended December 31, 2004 and 2005 and the six months ended June 30, 2005, the basic and diluted earnings per share calculations include adjustments to net (loss) income relating to preferred dividends earned, but not paid, and net income amounts allocated to the participating preferred stockholders in order to compute net (loss) income applicable to common stockholders in accordance with SFAS No. 128, “Earnings per Share” and EITF 03-6, “Participating Securities and the Two- Class Method under FASB No. 128.” For more detail, please see Note 2 to our historical consolidated financial statements.

(4)	EBITDA represents net (loss) income before interest (income) expense, taxes, depreciation and amortization. We present EBITDA because we believe that EBITDA provides useful information with respect to the performance of our fundamental business activities and is also frequently used by equity research analysts, investors and other interested parties in the evaluation of comparable companies. We rely on EBITDA as a primary measure to review and assess the operating performance of our company and management team in connection with our executive compensation plan incentive payments. In addition, our credit agreement uses EBITDA (with additional adjustments), in part, to measure our compliance with covenants such as interest coverage.

EBITDA has limitations as an analytical tool and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on outstanding debts;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. EBITDA is a measure of our performance that is not required by, or presented in accordance with, GAAP. EBITDA is not a measure of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity.

The following table sets forth the reconciliation of EBITDA, a non-GAAP financial measure, to net (loss) income, our most directly comparable financial measure in accordance with GAAP.

				Six Months Ended
	Year Ended December 31,			June 30,

	2003	2004	2005	2005	2006

				(Unaudited)
			(In thousands)
Net (loss) income	$(3,289)	$11,253	$4,468	$3,137	$8,091
Interest income	(75)	(54)	(282)	(86)	(1,748)
Interest expense	22	115	1,585	373	141
Provision for (benefit from) income taxes, net	72	(3,592)	4,060	2,368	5,451
Depreciation of property and equipment and amortization of capitalized software and website development costs	7,278	4,349	4,166	1,914	3,826
Amortization of acquired identifiable intangibles	3,738	6,524	18,597	6,699	8,413

EBITDA	$7,746	$18,595	$32,594	$14,405	$24,174

(5)	We consider a dealer to be active as of a date if the dealer completed at least one revenue-generating credit application processing transaction using the DealerTrack network during the most recently ended calendar month.

(6)	We consider a financing source to be active in our network as of a date if it is accepting credit application data electronically from dealers in the DealerTrack network.

(7)	Represents revenue-generating transactions processed in the DealerTrack, Global Fax and dealerAccess networks at the end of a given period and excludes revenue-generating transactions from our ALG and NAT operations.

(8)	Represents revenue-generating subscriptions in the DealerTrack network at the end of a given period and excludes revenue-generating subscriptions from our Chrome and ALG operations.

(9)	Working capital is defined as current assets less current liabilities.

RISK FACTORS
      You should carefully consider the risks described below, together with all of the other information in this prospectus, before deciding to invest in our common stock. The risks and uncertainties described below are those that we have identified as material. Risks and uncertainties not currently identifiable by us, or that we believe are immaterial, are not included below, but could also impair our business operations. If any of the events contemplated by the following discussion of risks should occur, our business, prospects, financial condition and results of operations could suffer. As a result, the trading price of our common stock could decline and you could lose part or all of your investment in our common stock.
Risks Relating to Our Business

We may be unable to continue to compete effectively in our industry.
      Competition in the automotive retail technology industry is intense. The indirect automotive retail finance industry is highly fragmented and is served by a variety of entities, including web-based automotive finance credit application processors, the proprietary credit application processing systems of the financing source affiliates of automobile manufacturers, dealer management system providers, automotive retail sales desking providers and vehicle configuration providers. DealerTrack also competes with warranty and insurance providers, as well as software providers, among others, in the market for menu-selling products and services, compliance products and inventory analytics. Some of our competitors have longer operating histories, greater name recognition and significantly greater financial, technical, marketing and other resources than we do. Many of these competitors also have longstanding relationships with dealers and may offer dealers other products and services that we do not provide. As a result, these companies may be able to respond more quickly to new or emerging technologies and changes in customer demands or to devote greater resources to the development, promotion and sale of their products and services than we can to ours. We expect the market to continue to attract new competitors and new technologies, possibly involving alternative technologies that are more sophisticated and cost-effective than our technology. There can be no assurance that we will be able to compete successfully against current or future competitors or that competitive pressures we face will not materially adversely affect our business, prospects, financial condition and results of operations.

We may face increased competition from RouteOne LLC (“RouteOne”) and the captive financing source affiliates of the manufacturers that have formed RouteOne.
      Our network of financing sources does not include the captive financing sources affiliated with DaimlerChrysler AG, Ford Motor Company, General Motors Corporation or Toyota Motor Corporation, which have formed RouteOne to operate as a direct competitor of ours to serve their respective franchised dealers. RouteOne has the ability to offer its dealers access to captive or other financing sources that are not in our network. RouteOne was launched in November 2003, and officially re-launched in July 2004. A significant number of independent financing sources, including some of the independent financing sources in our network, are participating on the RouteOne credit application processing and routing portal. If RouteOne increases the number of independent financing sources on its credit application processing and routing portal and/or offers products and services that better address the needs of our customers or offer our customers a lower-cost alternative, our business, prospects, financial condition and results of operations could be materially adversely affected. In addition, if a substantial amount of our current customers migrate from our network to RouteOne, our ability to sell additional products and services to, or earn transaction services revenue from, these customers could diminish. RouteOne has repeatedly approached each of our largest financing source customers seeking to have them join the RouteOne credit application processing and routing portal. Some of our financing source customers have engaged, are engaged and/or may in the future engage, in discussions with RouteOne regarding their participation on the RouteOne credit application processing and routing portal or may already have agreed to participate, or be participating, on this portal.

Some vendors of software products used by dealers, including certain of our competitors, are designing their software and using financial incentives to make it more difficult for our customers to use our products and services.
      Currently, some software vendors, including some of our competitors, have designed their software systems in order to make it difficult to integrate with third-party products and services such as ours and others have announced their intention to do so. Some software vendors also use financial or other incentives to encourage their customers to purchase such vendors’ products and services. These obstacles could make it more difficult for us to compete with these vendors and could have a material adverse effect on our business, prospects, financial condition and results of operations. Further, we have agreements in place with various third-party software providers to facilitate integration between their software and our network, and we cannot assure you that each of these agreements will remain in place or that during the terms of these agreements these third parties will not increase the cost or level of difficulty in maintaining integration with their software. For example, the term of our integration agreement with ADP, Inc., initially scheduled to terminate on March 19, 2006, has been extended by the parties until September 30, 2006. This agreement, among other things, allows us to integrate our network with certain modules of ADP’s automotive dealer management system software. The agreement is subject to a one-year wind-down period, and, although we are continuing to negotiate a new agreement with ADP, we may not be able to do so. Additionally, we integrate certain of our products and services with other third parties’ software programs. These third parties may design or utilize their software in a manner that makes it more difficult for us to continue to integrate our products and services in the same manner, or at all. These developments could have a material adverse effect on our business, prospects, financial condition and results of operations.

We are dependent on several customers that are affiliates of some of our current and previous major stockholders.
      We have historically earned a substantial portion of our net revenue from several financing source customers that are affiliates of our current and previous major stockholders. For the year ended December 31, 2005 and the six months ended June 30, 2006, $27.0 million, or 22% of our net revenue, and $18.8 million, or 23% of our net revenue, respectively, was generated by the financing sources that are affiliates of five of our then current major stockholders. Although each financing source customer is currently a party to an agreement with us, the obligations of the financing sources under these agreements are minimal and these financing source customers, like all of our other financing source customers, may terminate their agreements at the end of their respective terms or for uncured breach. They may also enter into, and in some cases may have already entered into, agreements with our competitors. None of these financing source customers is contractually or otherwise obligated to use our network exclusively. Furthermore, three of the selling stockholders in this offering are affiliates of certain financing source customers. The reduction in the level of these financing sources’ equity ownership in us as a result of their sale of our capital stock, including pursuant to this offering or following the completion of this offering, may cause them to reduce or discontinue their use of our products and services, which could negatively impact the use of our network by our other customers. The cessation of, or a significant reduction in, participation in our network by these customers, or their participation in a competing business, could have a material adverse effect on our business, prospects, financial condition and results of operations. For more information, see “Risks Related to this Offering — Risks relating to transactions and relationships with certain of our stockholders, the underwriters and their respective affiliates.”

Our systems and network may be subject to security breaches, interruptions, failures and/or other errors or may be harmed by other events beyond our control.

Our systems may be subject to security breaches.
      Our success depends on the confidence of dealers, financing sources, the major credit reporting agencies and our other network participants in our ability to transmit confidential information securely over the Internet and operate our computer systems and operations without significant disruption or failure. We transmit substantial amounts of confidential information, including non-public personal information, over the Internet. Moreover, even if our security measures are adequate, concerns over the security of transactions conducted on the Internet and commercial online services, which may be heightened by any well-publicized compromise of security, may deter customers from using our products and services. If our security measures are breached and unauthorized access is obtained to confidential information, our network may be perceived as not being secure and financing sources or dealers may curtail or stop using our network. Any failure by, or lack of confidence in, our secure online products and services could have a material adverse effect on our business, prospects, financial condition and results of operations.
      Despite our focus on Internet security, we may not be able to stop unauthorized attempts to gain access to or disrupt the transmission of communications among dealers, financing sources, the major credit reporting agencies and other service and information providers. Advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments could result in a compromise or breach of the algorithms used by our products and services to protect certain data contained in our databases and the information being transferred.
      Although we generally limit warranties and liabilities relating to security in financing source and dealer contracts, third parties may seek to hold us liable for any losses suffered as a result of unauthorized access to their confidential information or non-public personal information. We may not have limited our warranties and liabilities sufficiently or have adequate insurance to cover these losses. We may be required to expend significant capital and other resources to protect against security breaches or to alleviate the problems caused. Our security measures may not be sufficient to prevent security breaches, and failure to prevent security breaches could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our network may be vulnerable to interruptions or failures.
      From time to time, we have experienced, and may experience in the future, network slowdowns and interruptions. These network slowdowns and interruptions may interfere with our ability to do business. Although we regularly back up data and take other measures to protect against data loss and system failures, there is still risk that we may lose critical data or experience network failures. For example, in August 2005, we experienced a system failure that caused a delay in our ability to process credit applications and other transactions on two separate days. As a result, our customers experienced a disruption in their use of our systems and we may have lost revenue opportunities on those days.

Undetected errors in our software may harm our operations.
      Our software may contain undetected errors, defects or bugs. Although we have not suffered significant harm from any errors, defects or bugs to date, we may discover significant errors, defects or bugs in the future that we may not be able to correct or correct in a timely manner. Our products and services are integrated with products and systems developed by third parties. Complex third-party software programs may contain undetected errors, defects or bugs when they are first introduced or as new versions are released. It is possible that errors, defects or bugs will be found in our existing or future products and services or third-party products upon which our products and services are dependent, with the possible results of delays in, or loss of market acceptance of, our products and services, diversion of our resources, injury to our reputation, increased service and warranty expenses and payment of damages.

Our systems may be harmed by events beyond our control.
      Our computer systems and operations are vulnerable to damage or interruption from natural disasters, such as fire, floods and hurricanes, power outages, telecommunications failures, terrorist attacks, network service outages and disruptions, “denial of service” attacks, computer viruses, break-ins, sabotage and other similar events beyond our control. The occurrence of a natural disaster or unanticipated problems at our facilities in the New York metropolitan area or at any third-party facility we utilize, such as our disaster recovery center in Waltham, Massachusetts, could cause interruptions or delays in our business, loss of data or render us unable to provide our products and services. In addition, failure of a third-party facility to provide the data communications capacity required by us, as a result of human error, bankruptcy, natural disaster or other operational disruption, could cause interruptions to our computer systems and operations. The occurrence of any or all of these events could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our failure or inability to execute any element of our business strategy could adversely affect our operations.
      Our business, prospects, financial condition and results of operations depend on our ability to execute our business strategy, which includes the following key elements:

•	selling additional products and services to our existing customers;

•	expanding our customer base;

•	expanding our product and service offerings; and

•	pursuing acquisitions and strategic alliances.
We may not succeed in implementing a portion or all of our business strategy and, even if we do succeed, our strategy may not have the favorable impact on operations that we anticipate. Our success depends on our ability to leverage our distribution channel and value proposition for dealers, financing sources and other service and information providers, offer a broad array of products and services, provide convenient, high-quality products and services, maintain our technological position and implement other elements of our business strategy.
We may not be able to effectively manage the expansion of our operations or achieve the rapid execution necessary to fully avail ourselves of the market opportunity for our products and services. If we are unable to adequately implement our business strategy, our business, prospects, financial condition and results of operations could be materially adversely affected.

We have a very limited operating history.
      We have a very limited operating history upon which you may evaluate our business and our prospects. We launched our business in February 2001. We will continue to encounter risks and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. In order to overcome these risks and difficulties, we must, among other things:

•	minimize security concerns;

•	increase and retain the number of financing sources and dealers that are active in our network;

•	build brand recognition of our network products and services among dealership employees;

•	prevent and respond quickly to service interruptions;

•	develop our technology, new products and services;

•	reduce the time involved in integrating new financing sources and other third parties into our network; and

•	continue to attract, hire, motivate and retain qualified personnel.
      If we fail to adequately address these risks and difficulties or fail in executing our business strategy, our business, prospects, financial condition and results of operations could be materially adversely affected.
      Our budgeted operating costs are based on the anticipated growth of our revenue, which is based on our ability to retain existing dealer and financing source customers, integrate new dealer and financing source customers and launch the products and services we have under development or may acquire. We may not, however, be able to forecast growth accurately due to our limited operating history. If we do not grow as anticipated and our expenditures are not reduced accordingly, our operating results could decline significantly, and we may not remain profitable.

Our revenue, operating results and profitability will vary from quarter to quarter, which could result in volatility in our stock price.
      Our revenue, operating results and profitability have varied in the past and are likely to continue to vary significantly from quarter to quarter. This variation could lead to volatility in our stock price. This variation is due to several factors related to the number of transactions we process and to the number of subscriptions to our products and services, including:

•	the volume of new and used automobiles financed or leased by our participating financing source customers;

•	the timing, number and nature of our subscriptions;

•	automobile manufacturers or their captive financing sources offering special incentive programs such as discount pricing or 0% financing;

•	the timing of our acquisitions of businesses, products and services;

•	unpredictable sales cycles;

•	the number of weekends, holidays and Mondays in a particular quarter;

•	product and price competition regarding our products and services and those of our participating financing sources;

•	changes in our operating expenses;

•	the incurrence of marketing expenses in the first quarter in connection with the annual trade show of the National Automobile Dealers Association (“NADA”);

•	the timing of introduction and market acceptance of new products, services or product enhancements by us or our competitors;

•	software bugs or other computer system or operation disruptions or failures; and

•	personnel changes and fluctuations in economic and financial market conditions.
      As a result of these factors, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful. We cannot assure you that future revenue and results of operations will not vary substantially from quarter to quarter. It is also possible that in future quarters, our results of operations will be below the expectations of equity research analysts, investors or our announced guidance. In any of these cases, the price of our stock could be materially adversely affected.

We may be unable to develop and bring products and services in development and new products and services to market in a timely manner.
      Our success depends in part upon our ability to bring to market the products and services that we have in development and offer new products and services that meet changing customer needs. The time, expense and effort associated with developing and offering these new products and services may be greater than anticipated. The length of the development cycle varies depending on the nature and complexity of the product, the availability of development, product management and other internal resources, and the role, if any, of strategic alliances or acquisitions. If we are unable to develop and bring additional products and services to market in a timely manner, we could lose market share to competitors who are able to offer these additional products and services, which could also materially adversely affect our business, prospects, financial condition and results of operations.

Economic trends that affect the automotive retail industry could have a negative effect on our business.
      Economic trends that negatively affect the automotive retail industry could adversely affect our business by reducing the amount of indirect automobile financing transactions that we earn revenue on, financing source or dealer customers that subscribe to our products and services, or money that our customers spend on our products and services. Purchases of new automobiles are typically discretionary for consumers and could be affected by negative trends in the economy, including negative trends relating to the cost of energy and gasoline. A reduction in the number of automobiles purchased by consumers could adversely affect our financing source and dealer customers and lead to a reduction in transaction volumes and in spending by these customers on our subscription products and services. Any such reductions in transactions or subscriptions could have a material adverse effect on our business, prospects, financial condition and results of operations.

We are subject to extensive and complex federal and state regulation and new regulations and/or changes to existing regulations could adversely affect our business.

The indirect automotive financing and automotive retail industries are subject to extensive and complex federal and state regulation.
      We are directly and indirectly subject to various laws and regulations. Federal laws and regulations governing privacy of consumer information generally apply in the context of our business, such as the Graham-Leach-Bliley Act (“GLB Act”) and its implementing Regulation P, the Interagency Guidelines Establishing Information Security Standards, the Interagency Guidance on Response Programs for Unauthorized Access to Customer Information and Customer Notice, and the Federal Trade Commission’s (“FTC”) Privacy Rule, Safeguards Rule and Consumer Report Information Disposal Rule, as well as the Fair Credit Reporting Act (“FCRA”). If a financing source or dealer discloses consumer information provided through our system in violation of these or other laws, we may be subject to claims from such consumers or enforcement actions by state or federal regulators. We cannot predict whether such claims or enforcement actions will arise or the extent to which, if at all, we may be held liable.
      A majority of states have passed, or are currently contemplating, consumer protection, privacy, and data security laws or regulations that may relate to our business. The FCRA contains certain provisions that explicitly preempt some state laws to the extent the state laws seek to regulate certain specified areas, including the responsibilities of persons furnishing information to consumer reporting agencies. Unlike the FCRA, however, the GLB Act does not limit the ability of the states to enact privacy legislation that provides greater protections to consumers than those provided by the GLB Act. Some state legislatures or regulatory agencies have imposed, and others may impose, greater restrictions on the disclosure of consumer information than are already contained in the GLB Act, Regulation P, the Interagency Guidelines or the FTC’s rules. Any such legislation or regulation could adversely impact our ability to provide our customers with the products and services they require and that are necessary to make our products and services attractive to them.
      If a federal or state government or agency imposes additional legislative and/or regulatory requirements on us or our customers, or prohibits or limits our activities as currently conducted, we may be required to modify or terminate our products and services in that jurisdiction in a manner which could undermine our attractiveness or availability to dealers and/or financing sources doing business in that jurisdiction.

The use of our electronic contracting product by financing sources is governed by relatively new laws.
      In the United States, the enforceability of electronic transactions is primarily governed by the Electronic Signatures in Global and National Commerce Act, a federal law enacted in 2000 that largely preempts inconsistent state law, and the Uniform Electronic Transactions Act, a uniform state law that was finalized by the National Conference of Commissioners on Uniform State Laws in 1999 and which has now been adopted by almost all states. Case law has generally upheld the use of electronic signatures in commercial transactions and in consumer transactions where proper notice is provided and consumer consent to electronic contracting is obtained. The Revised Uniform Commercial Code Section 9-105 (“UCC 9-105”) provides requirements to perfect security interests in electronic chattel paper. These laws impact the degree to which the financing sources in our network use our electronic contracting product. We believe that our electronic contracting product enables the perfection of a security interest in electronic chattel paper by meeting the transfer of “control” requirements of UCC 9-105. However, this issue has not been challenged in any legal proceeding. If a court were to find that our electronic contracting product is not sufficient to perfect a security interest in electronic chattel paper, or if existing laws were to change, our business, prospects, financial condition and results of operations could be materially adversely affected.

New legislation or changes in existing legislation could adversely affect our business.
      Our ability to conduct, and our cost of conducting, business could be adversely affected by a number of legislative and regulatory proposals concerning aspects of the Internet, which are currently under consideration by federal, state, local and foreign governments and various courts. These proposals include, but are not limited to, the following matters: on-line content, user privacy, taxation, “net neutrality” Internet access charges, liability of third-party activities and jurisdiction. Moreover, we do not know how existing laws relating to these issues will be applied to the Internet. The adoption of new laws or the application of existing laws could decrease the growth in the use of the Internet, which could in turn decrease the demand for our products and services, increase our cost of doing business or otherwise have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, government restrictions on Internet content or anti-“net neutrality” legislation could slow the growth of Internet use and decrease acceptance of the Internet as a communications and commercial medium and thereby have a material adverse effect on our business, prospects, financial condition and results of operations.

We utilize certain key technologies from, and integrate our network with, third parties and may be unable to replace those technologies if they become obsolete, unavailable or incompatible with our products or services.
      Our proprietary software is designed to work in conjunction with certain software from third-party vendors, including Microsoft, Oracle and eOriginal. Any significant interruption in the supply of such third-party software could have a material adverse effect on our ability to offer our products and services unless and until we can replace the functionality provided by these products and services. In addition, we are dependent upon these third parties’ ability to enhance their current products, develop new products on a timely and cost-effective basis and respond to emerging industry standards and other technological changes. There can be no assurance that we would be able to replace the functionality provided by the third-party software currently incorporated into our products or services in the event that such software becomes obsolete or incompatible with future versions of our products or services or is otherwise not adequately maintained or updated. Any delay in or inability to replace any such functionality could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, delays in the release of new and upgraded versions of third-party software products could have a material adverse effect on our business, prospects, financial condition and results of operations.
      For example, the term of our integration agreement with ADP, Inc., initially scheduled to terminate on March 19, 2006, has been extended by the parties until September 30, 2006. This agreement, among other things, allows us to integrate our network with certain modules of ADP’s automotive dealer management system software. The agreement is subject to a one-year wind-down period. We expect to negotiate a new agreement with ADP to take effect following the agreements currently in place. If we do not enter into a new agreement with ADP, we may not be able to continue to offer the same level of integration with its software. This could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may be unable to adequately protect, and we may incur significant costs in defending, our intellectual property and other proprietary rights.
      Our success depends, in large part, on our ability to protect our intellectual property and other proprietary rights. We rely upon a combination of trademark, trade secret, copyright, patent and unfair competition laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. In addition, we attempt to protect our intellectual property and proprietary information by requiring certain of our employees and consultants to enter into confidentiality, non-competition and assignment of inventions agreements. To the extent that our intellectual property and other proprietary rights are not adequately protected, third parties might gain access to our proprietary information, develop and market products and services similar to ours, or use trademarks similar to ours. Existing U.S. federal and state intellectual property laws offer only limited protection. Moreover, the laws of Canada, and any other foreign countries in which we may market our products and services in the future, may afford little or no effective protection of our intellectual property. If we resort to legal proceedings to enforce our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, the proceedings could be burdensome and expensive, and we may not prevail. We are currently asserting our patent rights against RouteOne and Finance Express in separate proceedings that challenge their systems and methods for credit application processing and routing. There can be no assurances that we will prevail in these proceedings or that these proceedings will not result in certain of our patent rights being deemed invalid. The failure to adequately protect our intellectual property and other proprietary rights could have a material adverse effect on our business, prospects, financial condition and results of operations.
      We own the Internet domain names “dealertrack.com,” “alg.com,” “chrome.com,” “dealeraccess.com” and certain other domain names. The regulation of domain names in the United States and foreign countries may change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names, any or all of which may dilute the strength of our domain names. We may not acquire or maintain our domain names in all of the countries in which our websites may be accessed or for any or all new top-level domain names that may be introduced. The relationship between regulations governing domain names and laws protecting intellectual property rights is unclear. Therefore, we may not be able to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other intellectual property rights.

Claims that we or our technologies infringe upon the intellectual property or other proprietary rights of a third party may require us to incur significant costs, enter into royalty or licensing agreements or develop or license substitute technology.
      We may in the future be subject to claims that our technologies in our products and services infringe upon the intellectual property or other proprietary rights of a third party. In addition, the vendors providing us with technology that we use in our own technology could become subject to similar infringement claims. Although we believe that our products and services do not infringe any intellectual property or other proprietary rights, we cannot assure you that our products and services do not, or that they will not in the future, infringe intellectual property or other proprietary rights held by others. Any claims of infringement could cause us to incur substantial costs defending against the claim, even if the claim is without merit, and could distract our management from our business. Moreover, any settlement or adverse judgment resulting from the claim could require us to pay substantial amounts, or obtain a license to continue to use the products and services that is the subject of the claim, and/or otherwise restrict or prohibit our use of the technology. There can be no assurance that we would be able to obtain a license on commercially reasonable terms from the third party asserting any particular claim, if at all, that we would be able to successfully develop alternative technology on a timely basis, if at all, or that we would be able to obtain a license from another provider of suitable alternative technology to permit us to continue offering, and our customers to continue using, the products and services. In addition, we generally provide in our customer agreements that we will indemnify our customers against third-party infringement claims relating to technology we provide to those customers, which could obligate us to pay damages if the products and services were found to be infringing. Infringement claims asserted against us, our vendors or our customers could have a material adverse effect on our business, prospects, financial condition and results of operations.

We could be sued for contract or product liability claims, and such lawsuits may disrupt our business, divert management’s attention or have an adverse effect on our financial results.
      We provide guarantees to subscribers of certain of our products and services that the data they receive through these products and services will be accurate. Additionally, security breaches, general errors and defects or other performance problems in our products and services could result in financial or other damages to our customers. There can be no assurance that any limitations of liability set forth in our contracts would be enforceable or would otherwise protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors and omissions in excess of the applicable deductible amount. There can be no assurance that this coverage will continue to be available on acceptable terms or in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage for any future claim. The successful assertion of one or more large claims against us that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, litigation, regardless of its outcome, could result in substantial cost to us and divert management’s attention from our operations. Any contract liability claim or litigation against us could, therefore, have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, some of our products and services are business-critical for our dealer and financing source customers, and a failure or inability to meet a customer’s expectations could seriously damage our reputation and affect our ability to retain existing business or attract new business.

We have made strategic acquisitions in the past and intend to do so in the future. If we are unable to find suitable acquisitions or partners or to achieve expected benefits from such acquisitions or partnerships, there could be a material adverse effect on our business, prospects, financial condition and results of operations.
      Since 2001, we have acquired numerous businesses, including our acquisition of substantially all of the assets and certain liabilities of Global Fax and DealerWare in May 2006 and August 2006, respectively. As part of our ongoing business strategy to expand product offerings and acquire new technology, we frequently engage in discussions with third parties regarding, and enter into agreements relating to, possible acquisitions, strategic alliances and joint ventures. There may be significant competition for acquisition targets in our industry, or we may not be able to identify suitable acquisition candidates or negotiate attractive terms for acquisitions. If we are unable to identify future acquisition opportunities, reach agreement with such third parties or obtain the financing necessary to make such acquisitions, we could lose market share to competitors who are able to make such acquisitions, which could have a material adverse effect on our business, prospects, financial condition and results of operations.
      Even if we are able to complete acquisitions or enter into alliances and joint ventures that we believe will be successful, such transactions are inherently risky. Significant risks to these transactions include the following:

•	integration and restructuring costs, both one-time and ongoing;

•	maintaining sufficient controls, policies and procedures;

•	diversion of management’s attention from ongoing business operations;

•	establishing new informational, operational and financial systems to meet the needs of our business;

•	losing key employees, customers and vendors;

•	failing to achieve anticipated synergies, including with respect to complementary products or services; and

•	unanticipated and unknown liabilities.
      If we are not successful in completing acquisitions in the future, we may be required to reevaluate our acquisition strategy. We also may incur substantial expenses and devote significant management time and resources in seeking to complete acquisitions. In addition, we could use substantial portions of our available cash to pay all or a portion of the purchase prices of future acquisitions.

Any acquisitions that we complete may dilute your ownership interest in us, could have adverse effects on our business, prospects, financial condition and results of operations and could cause unanticipated liabilities.
      Future acquisitions may involve the issuance of our equity securities as payment, in part or in full, for the businesses or assets acquired. Any future issuances of equity securities would dilute your ownership interest in us. Future acquisitions may also decrease our net income or net income per share and the benefits derived by us from an acquisition might not outweigh or might not exceed the dilutive effect of the acquisition. We also may incur additional indebtedness or suffer adverse tax and accounting consequences in connection with any future acquisitions.

We may not successfully integrate recent or future acquisitions.
      The integration of acquisitions involves a number of risks and presents financial, managerial and operational challenges. We may have difficulty, and may incur unanticipated expenses related to, integrating management and personnel from these acquired entities with our management and personnel. Failure to successfully integrate recent acquisitions or future acquisitions could have a material adverse effect on our business, prospects, financial condition and results of operations.

During the preparation of our prospectus related to our initial public offering, we identified, and our independent registered public accounting firm issued a letter regarding, the identification of material weaknesses in our internal control over financial reporting. Failure to achieve and maintain effective internal control over financial reporting could result in a loss in investor confidence in our reported results and could adversely affect our stock price, and thus, our business prospects, financial condition and results of operations could be materially adversely affected.
      During the preparation of our prospectus related to our initial public offering, we identified matters that constitute material weaknesses in the design and operation of our internal control over financial reporting. In general, a material weakness is defined as a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. The material weaknesses we identified were that our accounting and finance staff at a then-recently acquired subsidiary did not maintain effective controls over recognition of revenue as it related to cut-off at that subsidiary. Specifically, we did not reconcile shipments to customers with revenue recognized in the period. In addition, we did not adequately review and analyze subsidiary financial information at a sufficient level of detail to detect a material error. These material weaknesses resulted in the restatement of our consolidated financial statements as of and for the six months ended June 30, 2005. With the implementation of additional controls and procedures during the fourth quarter of 2005 and the first quarter of 2006, we believe that we remediated these material weaknesses in our internal control over financial reporting. However, if we had failed to remediate these material weaknesses or if we have any failure in the future to maintain effective internal control over financial reporting, we may not be able to accurately and timely report our financial position, results of operations or cash flows as a public company, and thus, our business, prospects, financial condition and results of operations could be materially adversely affected. Becoming subject to public reporting requirements upon the completion of our initial public offering in December 2005 has intensified the need to accurately and timely report our financial position, results of operations and cash flows, and we are and will be under added pressure to meet our reporting obligations in a timely manner once we become subject to the shorter filing deadlines applicable to accelerated filers under the Securities Exchange Act of 1934, as amended (“Exchange Act”), which could be as early as December 31, 2006.

Restrictive covenants in our credit facility may restrict our ability to pursue our business strategies.
      Our credit facility contains restrictive covenants that limit our ability and our existing or future subsidiaries’ abilities, among other things, to:

•	access our, or our existing or future subsidiaries’, cash flow and value and, therefore, to pay interest and/or principal on our other indebtedness or to pay dividends on our common stock;

•	incur additional indebtedness;

•	issue preferred stock;

•	pay dividends or make distributions in respect of our, or our existing or future subsidiaries’, capital stock or to make certain other restricted payments or investments;

•	sell assets, including our capital stock;

•	make certain investments, loans, advances, guarantees or acquisitions;

•	enter into sale and leaseback transactions;

•	agree to payment restrictions;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our or the applicable subsidiary’s assets;

•	enter into transactions with our or the applicable subsidiary’s affiliates;

•	incur liens; and

•	designate any of our, or the applicable subsidiary’s, future subsidiaries as unrestricted subsidiaries.
      The agreement governing our credit facility also requires us and our subsidiaries to achieve specified financial and operating results and maintain compliance with specified financial ratios on a consolidated basis. Our and our subsidiaries’ ability to comply with these ratios may be affected by events beyond our control.
      If we breach the restrictive covenants or do not comply with these ratios, the lenders may have the right to terminate any commitments they have to provide further borrowings. This right, as well as the restrictive covenants, could limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans and adversely affect our ability to finance our operations, strategic acquisitions, investments or alliances or other capital needs or to engage in other business activities that would be in our interest.

We are dependent on our key management, direct sales force and technical personnel for continued success.
      We have grown significantly in recent years and our management remains concentrated in a small number of key employees. Our future success depends to a significant extent on our executive officers and key employees, including members of our direct sales force and technology staff, such as our software developers and other senior technical personnel. We rely primarily on our direct sales force to sell subscription products and services to dealers. We may need to hire additional sales, customer service, integration and training personnel in the near-term and beyond if we are to achieve revenue growth in the future. The loss of the services of any of these individuals or group of individuals could have a material adverse effect on our business, prospects, financial condition and results of operations.
      Competition for qualified personnel in the technology industry is intense and we compete for these personnel with other technology companies that have greater financial and other resources than we do. Our future success will depend in large part on our ability to attract, retain and motivate highly qualified personnel, and there can be no assurance that we will be able to do so. Any difficulty in hiring needed personnel could have a material adverse effect on our business, prospects, financial condition and results of operations.

If we fail to effectively manage our growth, our financial results could be adversely affected.
      We have expanded our operations rapidly in recent years. For example, net revenue increased from $11.7 million for the year ended December 31, 2002 to $38.7 million, $70.0 million and $120.2 million for the years ended December 31, 2003, 2004 and 2005, respectively. Our growth may place a strain on our management team, information systems and other resources. Our ability to successfully offer products and services and implement our business plan requires oversight from our senior management, as well as adequate information systems and other resources. We will need to continue to improve our financial and managerial controls, reporting systems and procedures as we continue to grow and expand our business. As we grow, we must also continue to hire, train, supervise and manage new employees. We may not be able to hire, train, supervise and manage sufficient personnel or develop management and operating systems to manage our expansion effectively. If we are unable to manage our growth, our business, prospects, financial condition and results of operations could be adversely affected.

We may need additional capital in the future, which may not be available to us, and if we raise additional capital, it may dilute your ownership interest in us.
      We may need to raise additional funds through public or private debt or equity financings in order to meet various objectives, such as:

•	acquiring businesses, technologies, products and services;

•	taking advantage of growth opportunities, including more rapid expansion;

•	making capital improvements to increase our capacity;

•	developing new services or products; and

•	responding to competitive pressures.
      Any debt incurred by us could impair our ability to obtain additional financing for working capital, capital expenditures or further acquisitions. Covenants governing any debt we incur would likely restrict our ability to take specific actions, including our ability to pay dividends or distributions on, or redeem or repurchase, our capital stock, enter into transactions with affiliates, merge, consolidate or sell our assets or make capital expenditure investments. In addition, the use of a substantial portion of the cash generated by our operations to cover debt service obligations and any security interests we grant in our assets could limit our financial and business flexibility.
      Any additional capital raised through the sale of equity or convertible debt securities may dilute your ownership percentages in us. Furthermore, any additional debt or equity financing we may need may not be available on terms favorable to us, or at all. If future financing is not available or is not available on acceptable terms, we may not be able to raise additional capital, which could significantly limit our ability to implement our business plan. In addition, we may issue securities, including debt securities, that may have rights, preferences and privileges senior to our common stock.

Our future success depends substantially on continued growth in the use of the Internet by automotive dealers and the indirect automotive finance industry.
      The Internet is a relatively new commercial marketplace for automotive dealers, particularly for their finance and insurance department managers, and may not continue to grow. The market for web-based automotive finance is rapidly evolving and the ultimate demand for and market acceptance of web-based automotive finance remains uncertain. Market acceptance of Internet automotive financing depends on financing sources’ and dealers’ willingness to use the Internet for general commercial and financial services transactions. Other critical issues concerning the commercial use of the Internet, including reliability, security, cost, ease of use and access and quality of service, may also impact the growth of Internet use by financing sources and dealers. Consequently, web-based automotive financing may not become as widely accepted as traditional methods of financing, and electronic contracting may not become as widely accepted as paper contracting. In either case, our business, prospects, financial condition and results of operations could be materially adversely affected. If Internet use by automotive dealers and financing sources does not continue to grow, dealers may revert to traditional methods of communication with financing sources, such as the fax machine, and thus, our business, prospects, financial condition and results of operations could be materially adversely affected.
      Additionally, to the extent the Internet’s technical infrastructure or security concerns adversely affect its growth, our business, prospects, financial condition and results of operations could be materially adversely affected. The Internet could also lose its commercial viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of activity or due to increased governmental regulation. Changes in or insufficient availability of telecommunication services could produce slower response times and adversely affect Internet use.

Risks Relating to this Offering

Risks relating to transactions and relationships with certain of our stockholders, the underwriters and their respective affiliates.

Insiders have substantial control over us and could limit our other stockholders’ ability to influence the outcomes of key transactions, including a change of control.
      Our stockholders that own more than 5% of our equity securities as well as our directors and executive officers, and entities affiliated with each of them, beneficially owned approximately 63.9% of the outstanding shares of our equity securities as of August 15, 2006. Accordingly, these stockholders, directors and executive officers, and entities affiliated with each of them, if acting together, may be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from our other stockholders’ interests and may vote in a way adverse to the interests of our other stockholders. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

We are dependent on certain of our financing source customers that are affiliated with some of our current and previous major stockholders. Several affiliates of these financing source customers are selling stockholders and an affiliate of one such selling stockholder is acting as an underwriter in this offering.
      We have historically earned a substantial portion of our revenue from certain financing sources, affiliates of which, (i) have sold shares in our initial public offering as well as in the market after our initial public offering, (ii) are selling stockholders in this offering and/or (iii) may sell additional shares in the future. We rely on our financing source customers to receive credit application and electronic contracting data from dealers through our network. None of these financing source customers are contractually or otherwise obligated to continue to use our network exclusively. The reduction in the level of their or their affiliates’ equity ownership as a result of the sale of shares of our common stock may cause them to reduce or discontinue their use of our network and other services. This could negatively impact the use of our network by our other financing source and dealer customers. The loss of, or a significant reduction in, participation in our network by these financing source customers could have a material adverse effect on our business, prospects, financial condition and results of operations.

Several of our financing source customers or their affiliates own, in the aggregate, a significant portion of our outstanding common stock. These customers may have strategic interests that differ from those of our other stockholders.
      Several of our financing source customers or their affiliates have been equity owners since before our initial public offering and currently own, in the aggregate, a significant portion of our outstanding common stock. These financing source customers may have strategic interests that are different from ours and those of our other stockholders. For example, in their capacity as financing source customers, they would presumably favor lower credit application and electronic contracting fees. Furthermore, as participants, or potential participants, of competitive networks, they may decide to direct some or all of their business to one or more of our competitors. While these actions, if taken, would presumably reduce our revenue and our market capitalization, and, therefore, the value of their ownership position in us, there can be no assurance that they will not decide to take such actions for their own strategic or other reasons, particularly if they or their affiliates continue to sell their shares, whether in this offering or otherwise.
      We are not a party to any voting agreement with any of our stockholders and are not aware of any voting agreements among our financing source customers; however, they may enter into a voting agreement in the future or otherwise vote in a similar manner. To the extent that all of these financing source customers or their affiliates vote similarly, they will be able to significantly influence decisions requiring approval by our stockholders. As a result, they or their affiliates may be able to:

•	control the composition of our board of directors through their ability to nominate directors and vote their shares to elect them;

•	control our management and policies; and

•	determine the outcome of significant corporate transactions, including changes in control that may be beneficial to other stockholders.
      As a result of these factors, we may be less likely to enter into relationships with competitors of our stockholders, which could impede our ability to expand our business and strengthen our competitive position. Furthermore, these factors could also limit stockholder value by preventing a change in control or sale of our company.

Our financing source customers, including those financing source customers that are our stockholders, may elect to use competing third party services, either in addition to or instead of our network.
      Our financing source customers continue to receive credit applications and purchase retail installment sales and lease contracts directly from their dealer customers through traditional indirect financing methods, including via facsimile and other electronic means of communication, in addition to using our network. Many of our financing source customers are involved in other ventures as participants and/or as equity holders, and such ventures or newly created ventures may compete with us and our network now and in the future. Furthermore, as these customers continue to reduce their ownership interests in us, whether in this offering or otherwise, they may be more likely to utilize or pursue competitive ventures. Continued use of alternative methods to ours by these financing source customers could have a material adverse effect on our business, prospects, financial condition and results of operations.

A license agreement we have with a financing source customer restricts our ability to utilize the technology licensed under this agreement beyond the automotive finance industry.
      An affiliate of JPMorgan Partners (23A SBIC), L.P., one of our selling stockholders, claims certain proprietary rights with respect to certain technology developed as of February 1, 2001. We have an exclusive, perpetual, irrevocable, royalty-free license throughout the world to use this technology in connection with the sale, leasing and financing of automobiles only, and the right to market, distribute and sub-license this technology solely to dealerships, consumers and financing sources in connection with the sale, leasing and financing of automobiles only. The license agreement defines “automobile” as a passenger vehicle or light truck, snowmobiles, recreational vehicles, motorcycles, boats and other watercraft and commercial vehicles, and excludes manufactured homes. We are limited in our ability to utilize the licensed technology beyond the automotive finance industry.

The requirements of being a public company may strain our resources and distract management.
      As a public company, we incur significant legal, accounting, corporate governance and other expenses that we did not incur as a private company. We are now subject to the requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), the rules and regulations of The NASDAQ Global Market and other rules and regulations. These rules and regulations may place a strain on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. Sarbanes-Oxley requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We currently do not have an internal audit group. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight are required. As a result, management’s attention may be diverted from other business concerns, which could have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, we may need to hire additional accounting staff with appropriate public company experience and technical accounting knowledge and we cannot assure you that we will be able to do so in a timely fashion.
      These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We may have difficulty implementing in a timely manner the internal controls necessary to allow our management to report on the effectiveness of our internal controls, and these reports may not reveal all material weaknesses or significant deficiencies with our internal controls.
      Pursuant to Section 404 of Sarbanes-Oxley, we will be required to furnish an internal controls report of management’s assessment of the design and effectiveness of our internal controls as part of our Annual Report on Form 10-K beginning with the fiscal year ending December 31, 2006. Our auditors will then be required to attest to, and report on, management’s assessment. In order to issue our report, our management must document both the design for our internal controls and the testing processes that support management’s evaluation and conclusion. Our management has started the necessary processes and procedures for issuing its report on our internal controls. We may encounter problems or delays in completing the review and evaluation, the implementation of improvements and the receipt of a positive attestation, or any attestation at all, by our independent registered public accounting firm. Our testing may reveal material weaknesses or significant deficiencies in our internal controls. Material weaknesses or significant deficiencies in our internal controls could have a material adverse effect on our results of operations. Additionally, upon the completion of our testing and documentation, certain deficiencies may be discovered that will require remediation. This remediation may require implementing additional controls, the costs of which could have a material adverse effect on our results of operations. Moreover, if we are not able to implement the requirements of Section 404 of Sarbanes-Oxley in a timely manner or with adequate compliance, our reputation might be harmed and we might be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission, or delisting by the NASDAQ Stock Market. Any such action could adversely affect our financial results and the market price of our common stock.

Some provisions in our certificate of incorporation and by-laws may deter third parties from acquiring us.
      Our fifth amended and restated certificate of incorporation and our amended and restated by-laws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, including, but not limited to, the following:

•	our board of directors is classified into three classes, each of which serves for a staggered three-year term;

•	only our board of directors may call special meetings of our stockholders;

•	we have authorized undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	our stockholders have only limited rights to amend our by-laws; and

•	we require advance notice for stockholder proposals.
      These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.

      In addition, we are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits “business combinations” between a publicly-held Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock, for a three-year period following the date that such stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control of our company that our stockholders might consider to be in their best interests.

The price of our common stock may be volatile.
      The trading price of our common stock following this offering may fluctuate substantially. The price of the common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose part or all of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include, but are not limited to:

•	price and volume fluctuations in the overall stock market from time to time;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of equity research analysts;

•	trends in the automotive and automotive finance industries;

•	catastrophic events;

•	loss of one or more significant customers or strategic alliances;

•	significant acquisitions, strategic alliances, joint ventures or capital commitments by us or our competitors;

•	legal or regulatory matters, including legal decisions affecting the indirect automotive finance industry or involving the enforceability or order of priority of security interests of electronic chattel paper affecting our electronic contracting product; and

•	additions or departures of key employees.
      In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

If there are substantial sales of our common stock, our stock price could decline.
      If our stockholders sell large numbers of shares of our common stock or the public market perceives that stockholders might sell shares of our common stock, the market price of our common stock could decline significantly. All of the shares being sold in this offering will be freely tradable without restriction or further registration under the U.S. federal securities laws, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”).
      Upon completion of this offering, 39,086,447 shares of our common stock will be outstanding, including the issuance of shares of our common stock offered by us and assuming no exercise of options outstanding after August 15, 2006. Stockholders, including all of our executive officers and directors, holding                      shares, or           % of our outstanding shares after this offering have entered into lock-up agreements with the underwriters in connection with this offering. These lock-up agreements provide that those stockholders will not sell their shares for a period ending 90 days after the date of this prospectus. However, Lehman Brothers may waive the provisions of these lock-up agreements and allow these stockholders to sell their shares prior to the expiration of the 90-day lock-up period.

We have broad discretion as to the use of the net proceeds that we receive from this offering.
      The net proceeds that we receive from this offering will be used for general corporate purposes. However, we have not determined the specific allocation of the proceeds among the various uses described in this prospectus. Our management will have broad discretion over the use and investment of the proceeds, and, accordingly, investors in this offering will need to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. For more information, see “Use of Proceeds.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “will,” “would” or the negative of such terms or other comparable terms or similar expressions. These statements are only predictions. You should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from the plans. In evaluating these statements, you should specifically consider various important factors, including the risks outlined under “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement.
      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments or strategic alliances we may make. Except as may be required under the federal securities laws, we are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.
MARKET AND INDUSTRY DATA
      In this prospectus, we rely on and refer to information and statistics regarding the industries and the markets in which we compete. We obtained this information and these statistics from various third-party sources. We believe that these sources and the estimates contained therein are reliable, but have not independently verified them. Such information involves risks and uncertainties and is subject to change based on various factors, including those discussed under the caption “Risk Factors” in this prospectus.
      In this prospectus, we define the top 20 independent financing sources as those having originated the highest total number of indirect finance and lease contracts, based on data collected by AutoCount, Inc. from most of the state departments of motor vehicles from 2005. We define “major credit bureaus” or “major credit reporting agencies” to be the “three nationwide credit reporting agencies” that are required by the FCRA to provide consumers with free copies of their credit reports once every twelve months. We calculate our percentage of franchised dealers based on information published by NADA. NADA has reported that as of December 31, 2005, there were approximately 21,500 franchised dealers in the United States. As of June 30, 2006, we had over 22,000 active dealers on our network, approximately 19,000 of which are defined as franchised and the remainder of which we treat as being independent.
      In this prospectus, we base our claim of industry leadership on the fact that, as of June 30, 2006, we have established a network of active relationships with over 22,000 dealers, including over 85% of all franchised dealers in the United States; over 240 financing sources, including the 20 largest independent financing sources in the United States and nine captive financing sources; and a number of other service and information providers to the automotive retail industry. We believe no other competitor has a more comprehensive network of dealers and financing sources.

TRADEMARKS
      The names of our products and services are trademarks or registered trademarks of DealerTrack. We own federal registrations for several trademarks and service marks, including DealerTrack®, ALG®, Automotive Lease Guide®, The Chrome Standard®, Credit Connection®, CreditOnline®, DealerWire®, Global Fax® and PC CARBOOK®. We have applied for U.S. federal registrations for several marks and continue to register other trademarks and service marks as they are created. We believe we have the rights to trademarks and service marks that we use in conjunction with the operation of our business. This prospectus contains trade names, trademarks and service marks of other companies. These trade names, trademarks and service marks appearing in this prospectus are the property of their respective holders. We do not intend our use or display of other parties’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of, these other parties.

USE OF PROCEEDS
      In this offering, we estimate that the net proceeds to us from the sale of shares of our common stock will be approximately $57.4 million, assuming a public offering price of $22.30 per share (the last reported sale price of our common stock on The NASDAQ Global Market on August 23, 2006) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
      The net proceeds will be used for general corporate purposes. We will have broad discretion as to the use of these proceeds and may apply them to product development efforts, acquisitions or strategic alliances. We have no definitive agreements with respect to future acquisitions or future strategic alliances and have no commitments with respect to these net proceeds.
      Pending use of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term, marketable securities.
      We will not receive any of the proceeds from the sale of the shares by the selling stockholders. An affiliate of Wachovia Capital Markets, LLC, an underwriter, is a selling stockholder and may receive more than 10% of the net offering proceeds. See “Underwriting — Relationships; NASD Conduct Rules.”

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
      Our common stock has been quoted on The NASDAQ Global Market under the symbol TRAK since our initial public offering on December 13, 2005. The following table sets forth, for the periods indicated, the high and low closing prices per share of the common stock as reported on The NASDAQ Global Market.

	Price Per Share

	High	Low

Year ending December 31, 2006
Third Quarter (through August 23, 2006)	$23.96	$18.80
Second Quarter	$24.18	$20.73
First Quarter	$23.91	$19.96
Year ended December 31, 2005
Fourth Quarter (beginning on December 13, 2005)	$21.00	$19.20
      On August 23, 2006, the last sale price of our common stock reported on The NASDAQ Global Market was $22.30 per share. As of July 31, 2006, we had approximately 54 holders of record of our common stock.
      We have not paid any cash dividends on our common stock and currently intend to retain any future earnings for use in our business.

CAPITALIZATION
      The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2006. This information is presented on:

•	an actual basis; and

•	as adjusted to reflect: (i) the issuance and sale of 2,750,000 shares of our common stock upon completion of this offering at an assumed public offering price of $22.30 per share (the last reported sale price of our common stock on The NASDAQ Global Market on August 23, 2006).
      You should read the following table together with “Unaudited Combined Condensed Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	As of June 30, 2006

	(Unaudited)
	Actual	As Adjusted

	(In thousands, except
	share and per share data)
Cash and cash equivalents	$25,519	$82,906

Capital lease obligations	144	144
Due to acquirees	5,894	5,894

Total debt	$6,038	$6,038

Stockholders’ equity:
Preferred stock, par value $0.01 per share; 10,000,000 shares authorized, no shares outstanding	—	—
Common stock, par value $0.01 per share; 175,000,000 shares authorized and 35,761,812 shares outstanding, actual; 175,000,000 shares authorized and 38,511,812 shares outstanding, as adjusted	358	385
Additional paid-in-capital	218,070	275,430
Deferred stock-based compensation	(6,162)	(6,162)
Accumulated other comprehensive income (foreign currency)	258	258
Accumulated deficit	(12,475)	(12,475)

Total stockholders’ equity	200,049	257,436

Total capitalization	$206,087	$263,474

UNAUDITED COMBINED CONDENSED PRO FORMA FINANCIAL INFORMATION
      The following unaudited combined condensed pro forma financial information has been derived by the application of pro forma adjustments to the historical consolidated financial statements of DealerTrack included elsewhere in this prospectus. The unaudited pro forma statement of operations for the six months ended June 30, 2006 gives pro forma effect to the Global Fax acquisition, as if it had occurred on January 1, 2005. The unaudited combined condensed pro forma statement of operations for the year ended December 31, 2005 gives pro forma effect to the Chrome, NAT, ALG and Global Fax acquisitions and the entry into our credit facilities as if each had occurred on January 1, 2005. The borrowings under our credit facilities were paid in full on December 16, 2005 in conjunction with the closing of our initial public offering. The unaudited combined condensed pro forma statement of operations, as adjusted, for the year ended December 31, 2005 gives pro forma effect to the Chrome, NAT, ALG and Global Fax acquisitions, the consummation of our credit facility and the closing of our initial public offering on December 16, 2005 (referred to in the unaudited combined condensed pro forma statement of operations as the “Offering Adjustments), including the application of the proceeds therefrom, as if each occurred on January 1, 2005. The unaudited combined condensed pro forma balance sheet, as adjusted, as of June 30, 2006, gives pro forma effect to this offering (referred to in the unaudited combined condensed pro forma balance sheet as the “Offering Adjustments”), including the application of proceeds therefrom, as well as the Chrome, NAT, ALG and Global Fax acquisitions (the “Transactions”), as if each had occurred on June 30, 2006. We collectively refer to the adjustments relating to the Chrome, NAT, ALG and Global Fax acquisitions, including the financing thereof, as the case may be, as the “Acquisition Adjustments.” The pro forma effect of the acquisitions of DealerWire, GO BIG! and DealerWare have not been included in the unaudited combined condensed pro forma financial information as they are not considered significant acquisitions. The adjustments, which are based upon available information and upon assumptions that management believes to be reasonable, are described in the accompanying notes. The unaudited combined condensed pro forma financial information is for informational purposes only and should not be considered indicative of actual results that would have been achieved had the Transactions or this offering actually been consummated on the dates indicated and does not purport to be indicative of results of operations as of any future date or for any future period.
      The unaudited combined condensed pro forma financial information reflects that the acquisitions were recorded under the purchase method of accounting. Under the purchase method of accounting, the total purchase price, including direct acquisition costs, is allocated to the net assets acquired based upon estimates of the fair value of those assets and liabilities. Any excess purchase price is allocated to goodwill. The preliminary allocation of the purchase price of the Global Fax acquisition was based upon an estimate of the fair value of the acquired assets and liabilities in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 141, “Business Combinations.” Currently, we are completing a fair value assessment of the acquired assets, liabilities and identifiable intangibles for the Global Fax acquisition and at the conclusion of the valuations, the purchase price will be allocated accordingly.
      You should read our unaudited combined condensed pro forma financial information and the related notes hereto in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our historical consolidated financial statements and the related notes thereto, the financial statements and the related notes thereto for each of Chrome, NAT, ALG and Global Fax, in each case included elsewhere in this prospectus.

UNAUDITED COMBINED CONDENSED PRO FORMA BALANCE SHEET
As of June 30, 2006

		Pro Forma, As Adjusted(2)

	DealerTrack	Offering	Combined,
	Holdings, Inc.(1)	Adjustments	As Adjusted

	(In thousands)
Cash and cash equivalents	$25,519	$57,387	$82,906
Short-term investments	60,500	—	60,500
Other current assets	26,197	—	26,197
Property and equipment, net and software and website development costs, net	17,750	—	17,750
Intangible assets, net	44,850	—	44,850
Goodwill	49,216	—	49,216
Other assets	8,929	—	8,929

Total assets	$232,961	$57,387	$290,348

Accrued compensation and benefits	$6,104	$—	$6,104
Deferred revenue	3,634	—	3,634
Other current liabilities	13,717	—	13,717
Due to acquirees — long-term	4,043	—	4,043
Other long-term liabilities	5,414	—	5,414
Total stockholders’ equity	200,049	57,387	257,436

Total liabilities and stockholders’ equity	$232,961	$57,387	$290,348

(1)	Derived from the unaudited consolidated balance sheet of DealerTrack as of June 30, 2006.

(2)	Adjustment represents estimated net proceeds of $57.4 million and the related effects on stockholders’ equity of selling shares in this offering.

UNAUDITED COMBINED CONDENSED PRO FORMA STATEMENT OF OPERATIONS
For the Year Ended December 31, 2005

						Pro Forma			Pro Forma, As Adjusted
	DealerTrack
	Holdings,				Global	Acquisition			Offering		Combined, As
	Inc.(1)	Chrome(2)	NAT(2)	ALG(2)	Fax(2)	Adjustments(3)		Combined	Adjustments		Adjusted

	(In thousands, except share and per share data)
Net revenue	$120,219	$4,302	$1,370	$3,028	$8,196	$(321	)(4)	$136,794	$—		$136,794
Cost of revenue	50,132	885	868	955	3,739	8,707	(5)	65,286	—		65,286
Product development	5,566	934	365	—	—	—		6,865	—		6,865
Selling, general and administrative	54,690	3,101	2,221	1,058	2,175	(219	)(6)	63,026	—		63,026
Interest expense and other, net	(1,303)	11	(17)	(33)	19	(1,111	)(7)	(2,434)	2,391	(9)	(43)

Income (loss) before income taxes	8,528	(607)	(2,101)	982	2,301	(9,920)		(817)	2,391		1,574
Benefit (provision) for income taxes	(4,060)	(10)	—	—	—	4,067	(8)	(3)	(980	)(10)	(983)

Net income (loss)	$4,468	$(617)	$(2,101)	$982	$2,301	$(5,853)		$(820)	$1,411		$591

Basic net income (loss) per share applicable to common stockholders	$0.17	—	—	—	—	—		$(0.36)			$(0.02)
Weighted average shares outstanding	2,290,439	—	—	—	—	—		2,290,439			29,579,299	(11)
Diluted net income (loss) per share applicable to common stockholders	$0.12	—	—	—	—	—		$(0.36)			$(0.02)
Average shares outstanding assuming dilution	3,188,180	—	—	—	—	—		2,290,439			30,477,040	(11)
See accompanying notes to the unaudited combined condensed pro forma statements of operations.

UNAUDITED COMBINED CONDENSED PRO FORMA STATEMENT OF OPERATIONS
For the Six Months Ended June 30, 2006

				Pro Forma
	DealerTrack
	Holdings,		Global	Acquisition
	Inc.(1)		Fax(2)	Adjustments(3)		Combined

	(In thousands, except share and per share data)
Net revenue	$81,349		$2,822	$—		$84,171
Cost of revenue	32,408		1,372	1,300	(12)	35,080
Product development	4,563		—	—		4,563
Selling, general and administrative	32,443		479	—		32,922
Interest income, net	1,607		9	—		1,616

Income before income taxes	13,542		980	(1,300)		13,222
Provision for income taxes	(5,451)		(30)	507	(13)	(4,974)

Net income	$8,091		$950	$(793)		$8,248

Basic net income per share applicable to common stockholders	$0.23		—	—		$0.23
Weighted average shares outstanding	35,335,493	(14)	—	—		35,335,493	(14)
Diluted net income per share applicable to common stockholders	$0.22		—	—		$0.22
Average shares outstanding assuming dilution	36,878,342	(14)	—	—		36,878,342	(14)
See accompanying notes to the unaudited combined condensed pro forma statements of operations.

NOTES TO UNAUDITED COMBINED CONDENSED PRO FORMA
STATEMENTS OF OPERATIONS
(In thousands, except where noted otherwise)
      (1) Derived from the audited consolidated statement of operations for DealerTrack for the year ended December 31, 2005. Also derived from the unaudited consolidated statement of operations for DealerTrack for the six months ended June 30, 2006.
      (2) Derived from the unaudited statement of operations for Chrome for the period of January 1, 2005 through May 9, 2005, the unaudited consolidated statement of operations for NAT for the period January 1, 2005 through May 22, 2005, the unaudited combined statement of operations for ALG for the period of January 1, 2005 through May 24, 2005, the audited consolidated statement of operations for Global Fax for the year ended December 31, 2005 and the unaudited consolidated statement of operations for Global Fax for the period January 1, 2006 through May 3, 2006.
      (3) Our unaudited combined condensed pro forma statement of operations for the year ended December 31, 2005 is presented as if the acquisitions of Chrome, NAT, ALG and Global Fax had been completed on January 1, 2005.
      Our unaudited combined condensed pro forma statement of operations for the six months ended June 30, 2006 is presented as if the acquisition of Global Fax had been completed on January 1, 2005. The unaudited combined condensed pro forma statement of operations for the six months ended June 30, 2006 combines our results of operations with Global Fax from January 1, 2006 through May 3, 2006, as the results of operations related to the assets we acquired and liabilities we assumed from Global Fax for the period May 4, 2006 to June 30, 2006 are already in the DealerTrack results of operations.
      On May 10, 2005, we acquired substantially all the assets and certain liabilities of Chrome for a purchase price of $20.4 million (including direct acquisition costs of approximately $0.4 million) in cash. This acquisition was recorded under the purchase method of accounting resulting in the total purchase price being allocated to the assets acquired and liabilities assumed according to their fair value at the date of acquisition as follows:

Current assets	$2,497
Property and equipment	529
Intangible assets	16,220
Goodwill	2,039

Total assets acquired	21,285
Total liabilities assumed	(859)

Net assets acquired	$20,426

      We allocated the amounts to intangible assets and goodwill based on fair value appraisals as follows: approximately $9.6 million of the purchase price has been allocated to technology, $3.1 million to database, $2.0 million to Chrome trade name and $1.5 million to customer contracts. These intangibles are being amortized on a straight-line basis over one to five years based on each intangible’s estimated useful life. We also recorded approximately $2.0 million in goodwill, which represents the remainder of the excess of the purchase price over the fair value of the net assets acquired.

NOTES TO UNAUDITED COMBINED CONDENSED PRO FORMA
STATEMENTS OF OPERATIONS — (Continued)
      On May 23, 2005, we acquired substantially all the assets and certain liabilities of NAT. The purchase price was $8.7 million (including direct acquisition costs of approximately $0.3 million) in cash. This acquisition was recorded under the purchase method of accounting resulting in the total purchase price being allocated to the assets acquired and liabilities assumed according to their fair value at the date of acquisition as follows:

Current assets	$490
Property and equipment	69
Intangible assets	3,830
Goodwill	4,497

Total assets acquired	8,886
Total liabilities assumed	(161)

Net assets acquired	$8,725

      We allocated the amounts to intangible assets and goodwill based on fair value appraisals as follows: approximately $1.5 million of the purchase price has been allocated to customer contracts, $2.0 million to the technology and $0.3 million to non-compete agreements. These intangibles are being amortized on a straight-line basis over three to five years based on each intangible’s estimated useful life. We also recorded approximately $4.5 million in goodwill, which represents the remainder of the excess of the purchase price over the fair value of the net assets acquired.
      On May 25, 2005, we acquired substantially all the assets and certain liabilities of ALG for a purchase price of $39.8 million (including direct acquisition costs of approximately $0.6 million) in cash and notes payable to ALG. The amount of deferred purchase price payable to the prior owners of ALG is $0.8 million per year for 2006 through 2010. Additional consideration of $11.3 million may be paid contingent upon certain future increases in revenue of Automotive Lease Guide (alg), Inc. and another of our subsidiaries through December 2009. The additional purchase consideration, if any, will be recorded as additional goodwill on our consolidated balance sheet when the contingency is resolved.
      We did not acquire the equity interest in us owned by ALG as part of the acquisition. This acquisition was recorded under the purchase method of accounting, resulting in the total purchase price being allocated to the assets acquired and liabilities assumed according to their estimated fair values at the date of acquisition as follows:

Current assets	$95
Property and equipment	178
Other long-term assets	581
Intangible assets	21,450
Goodwill	17,615

Total assets acquired	39,919
Total liabilities assumed	(88)

Net assets acquired	$39,831

      We allocated the amounts to intangible assets and goodwill based on fair value appraisals as follows: approximately $12.8 million of the purchase price has been allocated to database and customer contracts, $8.5 million to the ALG trade name and $0.2 million to purchased technology. These intangibles are being amortized on a straight-line basis over two to ten years based on each intangible’s estimated useful life. We also recorded approximately $17.6 million in goodwill, which represents the remainder of the excess of the purchase price over the fair value of the net assets acquired.

NOTES TO UNAUDITED COMBINED CONDENSED PRO FORMA
STATEMENTS OF OPERATIONS — (Continued)
      On May 3, 2006, we acquired substantially all of the assets and certain liabilities of Global Fax. The aggregate purchase price was $24.5 million in cash (including estimated direct acquisition costs of approximately $0.3 million) plus up to $2.4 million of additional cash consideration to be paid based on revenue derived by us for the sale of certain Global Fax services through the end of 2006. The additional purchase consideration, if any, will be recorded as additional goodwill on our consolidated balance sheet when the contingency is resolved. This acquisition was recorded under the purchase method of accounting, resulting in the total purchase price being preliminarily allocated to the assets acquired and liabilities assumed according to their estimated fair values at the date of acquisition as follows:

Current assets	$1,223
Property and equipment	537
Other long-term assets	14
Intangible assets (preliminary location)	11,451
Goodwill	11,451

Total assets acquired	24,676
Total liabilities assumed	(176)

Net assets acquired	$24,500

      We changed our preliminary allocation of identifiable intangibles from the amounts reported in our current report on Form 8-K, filed on May 9, 2006, from $13.7 million to $11.5 million and will continue to use the average useful life of three years. This change in purchase price allocation was based on our experience with previous acquisitions and our further knowledge of the assets acquired. We anticipate that these identifiable intangibles will include customer contracts, technology and non-compete agreements. However, we are completing a fair value assessment, which is expected to be completed during the fourth quarter of 2006, of all the acquired assets, liabilities and identifiable intangibles. At the conclusion of that assessment, the purchase price will be allocated accordingly. The final allocation may be materially different from the preliminary allocation.
      For example, for every 5% of the excess purchase price that our final assessment allocates toward additional identifiable intangibles rather than goodwill, amortization expense will increase approximately $0.2 million per annum. In addition, for every one year that the average useful life of the identifiable intangibles is less than the average three year estimate that was utilized in this preliminary assessment, our amortization expense will increase by approximately $1.9 million per annum. Conversely, for every one year that the average useful life of the identifiable intangibles exceeds the average three year estimate used for the purposes of the preliminary assessment, our amortization expense will be reduced by approximately $1.0 million per annum.
      (4) Represents the elimination of inter-company revenue (cost of revenue reversed as part of (5))
      (5) The components of pro forma adjustment (5) are as follows:

Entry to record additional amortization expense for Chrome acquired identifiable intangible assets as if the acquisition occurred on January 1, 2005	$2,423
Entry to record additional amortization expense for NAT acquired identifiable intangible assets as if the acquisition occurred on January 1, 2005	616
Entry to record additional amortization expense for ALG acquired identifiable intangible assets as if the acquisition occurred on January 1, 2005	1,529
Entry to record amortization expense for Global Fax acquired identifiable intangible assets as if the acquisition occurred on January 1, 2005 (using an estimated average useful life of three years)	3,818
Elimination of intercompany revenue (cost of revenue reversed as part of(4))	321

Total of adjustment(5)	$8,707

NOTES TO UNAUDITED COMBINED CONDENSED PRO FORMA
STATEMENTS OF OPERATIONS — (Continued)
       (6) Represents the pro forma adjustments made to record depreciation expense assuming we acquired Chrome and ALG on January 1, 2005.
       (7) On April 15, 2005, we and one of our subsidiaries, DealerTrack, Inc., entered into credit facilities comprised of a $25.0 million revolving credit facility and a $25.0 million term loan facility. Proceeds from borrowings under the credit facilities were used to fund a portion of the Chrome, NAT and ALG acquisitions. This adjustment represents additional estimated interest expense on the borrowings under the above mentioned credit facilities had the debt been outstanding as of January 1, 2005. As of December 31, 2005 and June 30, 2006, no amounts were outstanding under the credit facility.
       (8) Adjustment represents a recognition of a deferred tax benefit due to the pro forma loss before income taxes for the acquisition adjustments assuming an effective tax rate of 41%.
       (9) Adjustment represents the reversal of interest expense related to the credit facilities. For pro forma purposes it is assumed that on January 1, 2005 the indebtedness was paid off with the net proceeds from the initial public offering.
      (10) Adjustment represents the recognition of a tax provision based upon the Offering Adjustments, assuming an effective tax rate of 41%.
      (11) Assuming the initial public offering occurred January 1, 2005, the pro forma, as adjusted, weighted average shares outstanding and weighted average shares outstanding assuming dilution are calculated as follows:
For the twelve months ended December 31, 2005

Conversion of redeemable convertible participating preferred stock upon initial public offering	26,397,589
Estimated common stock offered in the initial public offering excluding common shares whose proceeds were used for general corporate purposes	2,558,824
Weighted average shares outstanding as of December 31, 2005	622,886

Basic weighted average shares outstanding as of December 31, 2005	29,579,299
Common equivalent shares from options to purchase common stock and restricted common stock	897,741

Total as adjusted, weighted average outstanding and average shares outstanding assuming dilution	30,477,040

      (12) Entry to record amortization expense for Global Fax acquired identifiable intangible assets for the period January 1, 2006 through May 3, 2006, as if the acquisition occurred on January 1, 2005 (using an estimated average useful life of three years).
      (13) Entry to record a tax benefit for the additional Global Fax amortization expense taken from January 1, 2006 through May 3, 2006 (see adjustment (8)). This adjustment assumes a 39% effective tax rate.
      (14) Represents our active weighted average shares for the six months ended June 30, 2006.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
      The selected historical consolidated financial data as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 have been derived from our audited consolidated financial statements and related notes thereto included in this prospectus, which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The selected historical consolidated financial data as of December 31, 2001, December 31, 2002 and December 31, 2003 and for the years in the period ended December 31, 2001, and December 31, 2002 have been derived from our audited consolidated financial statements and related notes thereto, which are not included in this prospectus, which have also been audited by PricewaterhouseCoopers LLP. The selected historical consolidated financial data as of June 30, 2006 and for each of the six-month periods ended June 30, 2005 and June 30, 2006 have been derived from our unaudited consolidated financial statements and related notes thereto included in this prospectus. These unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements. In the opinion of management, the unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.
      We completed several acquisitions during the periods presented below, the operating results of which have been included in our historical results of operations from the respective acquisition dates. These acquisitions have significantly affected our revenue, results of operations and financial condition. Accordingly, the results of operations for the periods presented may not be comparable due to these acquisitions.
      The following data should be read in conjunction with “Unaudited Combined Condensed Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

						Six Months Ended
	Year Ended December 31,					June 30,

	2001	2002	2003	2004	2005	2005	2006

						(Unaudited)
	(In thousands, except per share amounts)
Consolidated Statements of Operations Data:
Net revenue	$1,338	$11,711	$38,679	$70,044	$120,219	$52,464	$81,349
(Loss) income from operations	(14,953)	(16,954)	(3,270)	7,722	9,831	5,792	11,935
(Loss) income before provision for income taxes	(14,919)	(16,775)	(3,217)	7,661	8,528	5,505	13,542
Net (loss) income	$(14,919)	$(16,775)	$(3,289)	$11,253	$4,468	$3,137	$8,091
Basic net (loss) income per share applicable to common stockholders(1)	—	$(23,334.99)	$(1,000.30)	$0.45	$0.17	$0.12	$0.23
Diluted net (loss) income per share applicable to common stockholders(1)	—	$(23,334.99)	$(1,000.30)	$0.02	$0.12	$0.07	$0.22
Average shares outstanding	—	1,009	3,288	40,219	2,290,439	567,302	35,335,493
Average shares outstanding assuming dilution	—	1,009	3,288	1,025,248	3,188,180	1,052,763	36,878,342

	Year Ended December 31,					As of
						June 30,
	2001	2002	2003	2004	2005	2006

						(Unaudited)
	(In thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$16,311	$13,745	$16,790	$21,753	$103,264	$25,519
Short term investments	—	—	—	—	—	60,500
Working capital(2)	15,138	13,444	15,640	24,421	101,561	88,761
Total assets	34,746	25,865	46,643	76,681	220,615	232,961
Capital lease obligations	—	—	1,100	886	394	144
Other long-term obligations	—	—	—	7,113	8,143	9,457
Total redeemable convertible participating preferred stock	46,002	53,226	72,226	72,226	—	—
Accumulated deficit	(16,223)	(32,997)	(36,287)	(25,034)	(20,566)	(12,475)
Total stockholders’ (deficit) equity	(13,594)	(32,747)	(33,608)	(20,001)	186,671	200,049

(1)	For the years ended December 31, 2004 and 2005 and the six months ended June 30, 2005, the basic and diluted earnings per share calculations include adjustments to net (loss) income relating to preferred dividends earned, but not paid, and net income amounts allocated to the participating preferred stockholders in order to compute net (loss) income applicable to common stockholders in accordance with SFAS No. 128, “Earnings per Share” and EITF 03-6, “Participating Securities and the Two-Class Method under FASB No. 128.” For more detail, please see Note 2 to our historical consolidated financial statements.

(2)	Working capital is defined as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes thereto included in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions, which could cause actual results to differ materially from management’s expectations. Certain factors that may cause such a difference, include, but are not limited to, those discussed under the section entitled “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”
Overview
      DealerTrack is a leading provider of on-demand software, network and data solutions for the automotive retail industry in the United States. Utilizing the Internet, DealerTrack has built a network connecting automotive dealers with banks, finance companies, credit unions and other financing sources, and other service and information providers, such as aftermarket providers and the major credit reporting agencies. We have established a network of active relationships, which, as of June 30, 2006, consisted of over 22,000 dealers, including over 85% of all franchised dealers in the United States; over 240 financing sources, including the 20 largest independent financing sources in the United States; and a number of other service and information providers to the automotive retail industry. Our credit application processing product enables dealers to automate and accelerate the indirect automotive financing process by increasing the speed of communications between these dealers and their financing sources. We have leveraged our leading market position in credit application processing to address other inefficiencies in the automotive retail industry value chain. We believe our proven network provides a competitive advantage for distribution of our software and data solutions. Our integrated subscription-based software products and services enable our dealer customers to receive valuable consumer leads, compare various financing and leasing options and programs, sell insurance and other aftermarket products, analyze inventory, document compliance with certain laws and execute financing contracts electronically. We have also created efficiencies for financing source customers by providing a comprehensive digital and electronic contracting solution. In addition, we offer data and other products and services to various industry participants, including lease residual value and automobile configuration data. We are a Delaware corporation formed in August 2001. We are organized as a holding company and conduct a substantial amount of our business through our subsidiaries including Automotive Lease Guide (alg), Inc., Chrome Systems, Inc., dealerAccess Canada, Inc., DealerTrack Aftermarket Services, Inc., DealerTrack Digital Services, Inc., DealerTrack, Inc. and webalg, inc.
      We monitor our performance as a business using a number of measures that are not found in our consolidated financial statements. These measures include the number of active dealers and financing sources in our domestic network. We believe that improvements in these metrics will result in improvements in our financial performance over time. We also view the acquisition and successful integration of acquired companies as important milestones in the growth of our business as these acquired companies generally bring new products to our customers and expand our technological capabilities. We believe that successful acquisitions will also lead to improvements in our financial performance over time. In the near term, however, the purchase accounting treatment of acquisitions can have a negative impact on our net income as the depreciation and amortization expenses associated with acquired assets, as well as particular intangibles (which tend to have a relatively short useful life), can be substantial in the first several years following an acquisition. As a result, we monitor our EBITDA and other business statistics as a measure of operating performance in addition to net income and the other measures included in our consolidated financial statements.

      The following is a table consisting of EBITDA and certain other business statistics that management is monitoring:

				Six Months Ended
	Year Ended December 31,			June 30,

	2003	2004	2005	2005	2006

				(Unaudited)
	(In thousands, except for non-financial data)
EBITDA and Other Business Statistics:
EBITDA (unaudited)(1)	$7,746	$18,595	$32,594	$14,405	$24,174
Capital expenditures, software and website development costs	$3,717	$4,407	$10,746	$4,899	$7,322
Active dealers in our network as of end of the period (unaudited)(2)	15,999	19,150	21,155	20,742	22,031
Active financing sources in our network as of end of period (unaudited)(3)	59	109	201	141	243

(1)	EBITDA represents net (loss) income before interest (income) expense, taxes, depreciation and amortization. We present EBITDA because we believe that EBITDA provides useful information with respect to the performance of our fundamental business activities and is also frequently used by equity research analysts, investors and other interested parties in the evaluation of comparable companies. We rely on EBITDA as a primary measure to review and assess the operating performance of our company and management team in connection with our executive compensation plan incentive payments. In addition, our credit agreement uses EBITDA (with additional adjustments), in part, to measure our compliance with covenants such as interest coverage.
     EBITDA has limitations as an analytical tool and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on outstanding debts;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.
     Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. EBITDA is a measure of our performance that is not required by, or presented in accordance with, GAAP. EBITDA is not a measure of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity.

The following table sets forth the reconciliation of EBITDA, a non-GAAP financial measure, to net (loss) income, our most directly comparable financial measure in accordance with GAAP.

				Six Months Ended
	Year Ended December 31,			June 30,

	2003	2004	2005	2005	2006

				(Unaudited)
	(In thousands)
Net (loss) income	$(3,289)	$11,253	$4,468	$3,137	$8,091
Interest income	(75)	(54)	(282)	(86)	(1,748)
Interest expense	22	115	1,585	373	141
Provision for (benefit from) income taxes, net	72	(3,592)	4,060	2,368	5,451
Depreciation of property and equipment and amortization of capitalized software and website development costs	7,278	4,349	4,166	1,914	3,826
Amortization of acquired identifiable intangibles	3,738	6,524	18,597	6,699	8,413

EBITDA	$7,746	$18,595	$32,594	$14,405	$24,174

(2)	We consider a dealer to be active as of a date if the dealer completed at least one revenue-generating credit application processing transaction using the DealerTrack network during the most recently ended calendar month.

(3)	We consider a financing source to be active in our network as of a date if it is accepting credit application data electronically from dealers in the DealerTrack network.
Revenue
      Transaction Services Revenue. Transaction services revenue consists of revenue earned from our financing source customers for each credit application that dealers submit to them. We also earn transaction services revenue from financing source customers for each financing contract executed via our electronic contracting and digital contract processing solutions, as well as for any portfolio residual value analyses we perform for them. We also earn transaction services revenue from dealers or other service and information providers, such as credit report providers, for each fee-bearing product accessed by dealers. In addition, we earn transaction service fees from financing source customers for which we perform portfolio residual value analysis and document processing.
      Subscription Services Revenue. Subscription services revenue consists of revenue earned from our customers (typically on a monthly basis) for use of our subscription or license-based products and services. Some of these subscription services enable dealer customers to obtain valuable consumer leads, compare various financing and leasing options and programs, sell insurance and other aftermarket products, analyze inventory and execute financing contracts electronically.
      Over the last three years, our transaction services revenue has continued to grow, and we have derived an increasing percentage of our net revenue from subscription fees. For the years ended December 31, 2003, 2004 and 2005 and for the six months ended June 30, 2006, we derived approximately 10.6%, 17.7%, 27.0% and 30.3%, respectively, of our net revenue from subscription fees.
Cost of Revenue and Operating Expenses
      Cost of Revenue. Cost of revenue primarily consists of expenses related to running our network infrastructure (including Internet connectivity and data storage), amortization expense on certain acquired intangible assets, depreciation associated with computer equipment, compensation and related benefits for network personnel, amounts paid to third parties pursuant to contracts under which a portion of certain revenue is owed to those third parties (revenue share), direct costs (printing, binding, and delivery) associated with our residual value guides and allocated overhead and amortization associated with capitalization of software. We allocate overhead such as rent and occupancy charges, employee benefit costs and non-network related depreciation expense to all departments based on headcount, as we believe this to be the most accurate measure.

As a result, a portion of general overhead expenses is reflected in our cost of revenue and each operating expense category.
      The purchase accounting for our Global Fax acquisition is not final as of June 30, 2006. We are in the process of finalizing the fair value assessment for the acquired identifiable assets. As of June 30, 2006, we allocated $11.5 million to both identifiable assets and goodwill utilizing an estimated useful life for the identifiable intangibles of three years. The amortization expense for the Global Fax acquired identifiable assets is being recorded to cost of revenue. The final allocation may be materially different from the preliminary allocation. For every 5% of the excess purchase price that our final assessment allocates toward additional identifiable intangibles rather than goodwill, amortization expense will increase approximately $0.2 million per annum. In addition, for every one year that the average useful life of the identifiable intangibles is less than the average three year estimate that was utilized in the preliminary assessment, our amortization expense will increase by approximately $1.9 million per annum. Conversely, for every one year that the average useful life of the identifiable intangibles exceeds the average three year estimate used for the purposes of the preliminary assessment, our amortization expense will be reduced by approximately $1.0 million per annum.
      Product Development Expenses. Product development expenses consist primarily of compensation and related benefits, consulting fees and other operating expenses associated with our product development departments. The product development departments perform research and development, as well as enhance and maintain existing products.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of compensation and related benefits, facility costs and professional services fees for our sales, marketing and administrative functions. As a public company, our expenses and administrative burden have increased and will continue to increase, including significant legal, accounting and other expenses that we did not incur as a private company.
Acquisitions
      We have grown our business since inception through a combination of organic growth and acquisitions. The operating results of each business acquired have been included in our consolidated financial statements from the respective dates of acquisition.
      On August 1, 2006, we acquired substantially all of the assets and certain liabilities of DealerWare LLC for a purchase price of $5.2 million in cash (including estimated direct acquisition costs of approximately $0.2 million). DealerWare is a provider of aftermarket menu-selling and other dealership software.
      On May 3, 2006, we acquired substantially all of the assets and certain liabilities of Global Fax for a purchase price of $24.5 million in cash (including estimated direct acquisition costs of approximately $0.3 million). Under the terms of the asset purchase agreement, we have future contingent payment obligations of up to an aggregate of $2.4 million in cash to be paid based on the amount of revenue derived by us from the sale of certain services through the end of 2006. Global Fax provides outsourced document scanning, storage, data entry and retrieval services for automotive financing customers.
      On February 2, 2006, we acquired substantially all of the assets and certain liabilities of WiredLogic, Inc., doing business as DealerWire, Inc., for a purchase price of $6.0 million in cash (including estimated direct acquisition costs of approximately $0.1 million). Under the terms of the purchase agreement, we have future contingent payment obligations of up to $0.5 million in cash if new subscribers to the DealerWire product increase to a certain amount by February 28, 2007. DealerWire allows a dealership to evaluate its sales and inventory performance by vehicle make, model and trim, including information about unit sales, costs, days to turn and front-end gross profit.
      On May 25, 2005, we acquired substantially all the assets and certain liabilities of ALG for a purchase price of $39.8 million (including direct acquisition costs of approximately $0.6 million) in cash and notes payable to ALG. Additional consideration of up to $11.3 million may be paid contingent upon certain future increases in revenue of ALG and another of our subsidiaries through December 2009. ALG’s products and services provide lease residual value data for new and used leased automobiles and guidebooks and consulting services related thereto, to manufacturers, financing sources, investment banks, dealers and insurance companies.

      On May 23, 2005, we acquired substantially all the assets and certain liabilities of NAT for a purchase price of $8.7 million (including direct acquisition costs of approximately $0.3 million) in cash. NAT’s products and services streamline and automate many traditionally time-consuming and error-prone manual processes of administering aftermarket products, such as extended service and warranty contracts, guaranteed asset protection coverage, theft deterrent devices and credit life insurance.
      On May 10, 2005, we acquired substantially all the assets and certain liabilities of Chrome for a purchase price of $20.4 million (including direct acquisition costs of approximately $0.4 million) in cash. Chrome’s products and services collect, standardize and enhance raw automotive data and deliver it in a format that is easy to use and tailored to specific industry requirements. Chrome’s products and services enable dealers, manufacturers, financing sources, Internet portals, consumers and insurance companies to configure, compare, and price automobiles on a standardized basis. This provides more accurate valuations for both consumer trade-ins and dealer-used automobile inventory.
      On January 1, 2005, we purchased substantially all the assets of Go Big for a purchase price of approximately $1.6 million in cash (including direct acquisition costs of approximately $50,000 and additional contingent paid purchase price of $0.4 million). Under the terms of our purchase agreement, additional consideration of up to $1.9 million may be paid contingent upon certain unit sale increases through December 31, 2006. As of June 30, 2006, we have accrued estimated additional consideration of $0.4 million. This acquisition expanded our services offering to include an electronic menu-selling tool for our dealer customers.

Acquisition-Related Amortization Expense
      All of the acquisitions described above have been recorded under the purchase method of accounting, pursuant to which the total purchase price, including direct acquisition costs, is allocated to the net assets acquired based upon estimates of the fair value of those assets. Any excess purchase price is allocated to goodwill. For the Global Fax acquisition, we have preliminarily allocated the purchase price to the acquired assets, liabilities and identifiable intangibles. Presently, we are completing a fair value assessment of the assets, liabilities and identifiable intangibles acquired in each of the Global Fax and DealerWare transactions and, at the conclusion of each assessment, the purchase price will be allocated based on our final determination of the fair value of the net assets acquired. Because we expect that a significant amount of the purchase price in each of the acquisitions will be allocated to identifiable intangibles (primarily customer lists, acquired technology and non-competition agreements), we expect to experience a significantly higher level of amortization expense in the first two to five years following these acquisitions as the identifiable intangibles are amortized. Amortization expense related to these intangible assets will be recorded as a cost of revenue.
Critical Accounting Policies and Estimates
      Our management’s discussion and analysis of our financial condition and results of our operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the amounts reported for assets, liabilities, revenue, expenses and the disclosure of contingent liabilities. A summary of our significant accounting policies is more fully described in Note 2 to our consolidated financial statements included elsewhere in this prospectus.
      Our critical accounting policies are those that we believe are both important to the portrayal of our financial condition and results of operations and that involve difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The estimates are based on historical experience and on various assumptions about the ultimate outcome of future events. Our actual results may differ from these estimates in the event unforeseen events occur or should the assumptions used in the estimation process differ from actual results.

      We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition
      We recognize revenue in accordance with SEC Staff Accounting Bulletin (“SAB”), No. 104, “Revenue Recognition in Financial Statements and Emerging Issues Task Force” (“EITF”), Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” In addition, for certain subscription products we also recognize revenue under Statement of Position (“SOP”) 97-2, “Software Revenue Recognition.”
      Transaction Services Revenue. Transaction services revenue includes revenue earned from our financing source customers for each credit application that dealers submit to them. We also earn transaction services revenue from financing source customers for each financing contract executed via our electronic contracting and digital contract processing solution, as well as for any portfolio residual value analyses we perform for them. We also earn transaction services revenue from dealers or other service and information providers, such as credit report providers, for each fee-bearing product accessed by dealers. In addition, we earn transaction service fees from financing source customers for which we perform portfolio residual value analysis and document processing.
      We offer our web-based service to financing sources for the electronic receipt of credit application data and contract data for automobile financing transactions in consideration for a transaction fee. This service is sold based upon contracts that include fixed and determinable prices and that do not include the right of return or other similar provisions or significant post-service obligations. Credit application and electronic contracting processing revenue is recognized on a per transaction basis, after customer receipt and when collectibility is reasonably assured. Set-up fees charged to the financing sources for establishing connections, if any, are recognized ratably over the expected customer relationship period of three or four years, depending on the type of customer.
      Our credit report service provides our dealer customers the ability to access credit reports from several major credit reporting agencies or resellers online. We sell this service based upon contracts with the customer or credit report provider, as applicable, that include fixed and determinable prices and that do not include the right of return or other similar provisions or other significant post-service obligations. We recognize credit report revenue on a per transaction basis, when services are rendered and when collectibility is reasonably assured. We offer these credit reports on both a reseller and an agency basis. We recognize revenue from all but one provider of credit reports on a net basis due to the fact that we are not considered the primary obligor, and recognize revenue on a gross basis with respect to one of the providers as we have the risk of loss and are considered the primary obligor in the transaction.
      Subscription Services Revenue. Subscription services revenue consists of revenue earned from our customers (typically on a monthly basis) for use of our subscription or license-based products and services. Some of these subscription services enable dealer customers to obtain valuable consumer leads, compare various financing and leasing options and programs, sell insurance and other aftermarket products, analyze inventory and execute financing contracts electronically. These subscription services are typically sold based upon contracts that include fixed and determinable prices and that do not include the right of return or other similar provisions or significant post service obligations. We recognize revenue from such contracts ratably over the contract period. We recognize set-up fees, if any, ratably over the expected customer relationship of three or four years, depending on the type of customer. For contracts that contain two or more products or services, we recognize revenue in accordance with the above policy using relative fair value.
      Our revenue is presented net of a provision for sales credits, which are estimated based on historical results and established in the period in which services are provided.

Allowance for Doubtful Accounts
      We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The amount of the allowance account is based on historical experience and our analysis of the accounts receivable balance outstanding. While credit losses have generally been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. If the financial condition of one or more of our customers were to deteriorate, resulting in their inability to make payments, additional allowances may be required which would result in an additional expense in the period that this determination was made.

Goodwill, Other Intangibles and Long-lived Assets
      We record as goodwill the excess of purchase price over the fair value of the tangible and identifiable intangible assets acquired. SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), requires goodwill to be tested for impairment annually, as well as when an event or change in circumstance indicates an impairment may have occurred. Goodwill is tested for impairment using a two-step approach. The first step tests for impairment by comparing the fair value of our one reporting unit to our carrying amount to determine if there is potential goodwill impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill of the reporting unit is less than its carrying value.
      SFAS No. 142 requires that goodwill be assessed at the operating segment or lower level. After considering the factors included in SFAS No. 131 and EITF Topic No. D-101, we determined that the components of our one operating segment are economically similar such that the components should be aggregated into a single reporting unit for purposes of performing the impairment test for goodwill. We estimate the fair value of this reporting unit using a discounted cash flow analysis and/or applying various market multiples. From time to time an independent third-party valuation expert may be utilized to assist in the determination of fair value. Determining the fair value of a reporting unit is judgmental and often involves the use of significant estimates and assumptions, such as cash flow projections and discount rates. We perform our annual goodwill impairment test as of October 1 of every year or when there is a triggering event. Our estimate of the fair value of our reporting unit was in excess of its carrying value as of October 1, 2004 and 2005.
      Long-lived assets, including fixed assets and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In reviewing for impairment, the carrying value of such assets is compared to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. If such cash flows are not sufficient to support the asset’s recorded value, an impairment charge is recognized to reduce the carrying value of the long-lived asset to its estimated fair value. The determination of future cash flows, as well as the estimated fair value of long-lived assets, involves significant estimates on the part of management. In order to estimate the fair value of a long-lived asset, we may engage a third party to assist with the valuation. If there is a material change in economic conditions or other circumstances influencing the estimate of our future cash flows or fair value, we could be required to recognize impairment charges in the future.
      We evaluate the remaining useful life of our intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the remaining estimated amortization period. If events and circumstances were to change significantly, such as a significant decline in the financial performance of our business, we could incur a significant non-cash charge to our consolidated income statement.

Income Taxes
      We account for income taxes in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes,” (“SFAS No. 109”) which requires deferred tax assets and liabilities to be recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Stock-Based Compensation
      We maintain several share-based incentive plans. We grant stock options to purchase common stock and grant restricted common stock. In January 2006, we began offering an employee stock purchase plan that allows employees to purchase our common stock at a 15% discount each quarter through payroll deductions.
      Prior to the effective date of SFAS No. 123(R), “Shared-Based Payment”(“SFAS No. 123(R)”), we have elected under the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), to account for our employee stock options in accordance with Accounting Principle Board Opinion No. 25,“Accounting for Stock Issued to Employees” (“APB No. 25”), using the intrinsic value approach to measure compensation expense, if any. Companies that account for stock-based compensation arrangements for their employees under APB No. 25 are required by SFAS No. 123 to disclose the pro forma effect on the net income (loss) as if the fair value based method prescribed by SFAS No. 123 had been applied.
      Prior to our initial public offering in December 2005, we granted to certain of our employees, officers and directors options to purchase common stock at exercise prices that the board of directors believed, at the time of grant, were equal to or greater than the values of the underlying common stock. We also granted shares of restricted common stock to certain of our officers and directors on several occasions in 2005, prior to our initial public offering. The board of directors based its original determinations of fair market value based on all of the information available to it at the time of the grants. We did not obtain contemporaneous valuations for our common stock at each of these dates in 2005 because we were focusing on building our business. In March 2003, we received a contemporaneous valuation (the “March 2003 valuation”) of our common stock in connection with our stock-for-stock acquisition of Credit Online. In January 2005, we received a second contemporaneous valuation (the “January 2005 valuation”) of our common stock in connection with our grant of stock options to certain employees. These valuations were part of the information used by our board of directors in its original determinations of the fair market value in connection with substantially all restricted common stock and stock option grants in 2004 and 2005.
      In connection with the preparation of our consolidated financial statements as of and for the nine months ended September 30, 2005, we noted that the fair value of the common stock subject to the option awards granted since May 2004, as determined by the board of directors at the time of grant, was less than the valuations that prospective underwriters estimated could be obtained in an initial public offering in the later half of 2005, based on market and other conditions at the time. As a result, we determined in July 2005, subsequent to the date of these stock and option grants, that certain of the awards granted during this time period had a compensatory element. We made this determination by reassessing the fair value of our common stock for all stock and option awards granted subsequent to June 30, 2004 based, in part, on additional retrospective valuations prepared as of May 2004 (the “retrospective May 2004 valuation”) and August 2004 (the “retrospective August 2004 valuation”). Our July 2005 reassessment resulted in certain compensation charges reflected in our 2005 consolidated financial statements.
      Effective January 1, 2006, we adopted SFAS 123(R), which requires us to measure and recognize the cost of employee services received in exchange for an award of equity instruments. Under the provisions of SFAS 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award, and recognized as an expense over the requisite service period.
      As permitted by SFAS 123(R), we elected the modified prospective transition method. Under this method, prior periods are not revised. We use the Black-Scholes Option Pricing Model which requires extensive use of accounting judgment and financial estimates, including estimates of the expected term employees will retain their vested stock options before exercising them, the estimated volatility of our stock price over the expected term, and the number of expected options that will be forfeited prior to the completion of their vesting requirements. Application of alternative assumptions could produce significantly different estimates of the fair value of stock-based compensation and consequently, the related amounts recognized in our consolidated statements of operations. The provisions of SFAS No. 123(R) apply to new stock awards and stock awards outstanding, but not yet vested, on the effective date. In March 2005, the SEC issued SAB No. 107 relating to SFAS No. 123(R). We have applied the provisions of SAB No. 107 in our adoption.

      On December 13, 2005, we commenced an initial public offering of our common stock. Prior to our initial public offering, we measured awards using the minimum-value method for SFAS 123 pro forma disclosure purposes. SFAS 123(R) requires that a company that measured awards using the minimum value method for SFAS 123 prior to the filing of its initial public offering, but adopts SFAS 123(R) as a public company, should not record any compensation amounts measured using the minimum value method in its financial statements. As a result, we will continue to account for pre-initial public offering awards under APB No. 25 unless they are modified after the adoption of SFAS 123(R). For post-initial public offering awards, compensation expense recognized after the adoption of SFAS 123(R) will be based on fair value of the awards on the day of grant.
      On November 10, 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) SFAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-based Payment Awards,” that provides an elective alternative transition method of calculating the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS No. 123(R) to the method otherwise required by paragraph 81 of SFAS No. 123(R). We may take up to one year from the effective date of the FSP to evaluate our available alternatives and make our one-time election. We are currently evaluating the alternative methods.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value

July 2004
      In the retrospective May 2004 valuation, a combination of the Discounted Cash Flow (“DCF”) method and the Guideline Company method was used. The DCF method directly forecasts free cash flows expected to be generated by a business as a going concern. We provided projections of income statements for the 2004-2009 period to assist in the valuation. The assumptions underlying the projections were consistent with our business plan. However, there was inherent uncertainty in these projections. The determination of future debt-free cash flows was based upon these projections, which incorporated a weighted average cost of capital of 19% and, for purposes of calculating the terminal value, assumed a long-term growth rate of 4%. If a different weighted average cost of capital or long-term growth rate had been used, the valuations would have been different.
      The Guideline Company method identifies business entities with publicly traded securities whose business and financial risks are the same as, or similar to, the company being valued. The Guideline Company method was based upon our revenue, EBITDA and earnings per share and by multiplying these figures by the appropriate multiples. The market multiples were obtained through the market comparison method, where companies whose stock is traded in the public market were selected for comparison purposes and used as a basis for choosing reasonable market multiples for us. For the Guideline Company method, we utilized the most recent (at that time) available trailing twelve-month revenue, EBITDA and earnings per share for restricted common stock and stock option grants from April 2004 through June 2005. The revenue, EBITDA and earnings per share multiples were derived from publicly traded companies that consisted of data processing and preparation, business services or computer programming services companies, with the following financial profiles:

•	U.S. companies with sales between $40.0 million and $3.0 billion;

•	revenue growth in 2002-2004 ranging from 10%-20%;

•	EBITDA margin ranging from 8%-20%;

•	annual earnings ranging from $2.5 million to $300.0 million; and

•	revenue multiples ranging from 0.9 to 4.2, EBITDA multiples ranging from 5 to 53 and earnings per share multiples ranging from 15.5 to 26.4.
      The valuations considered that although we were a smaller company than some of those comparable companies, our higher historical growth rates and above-average returns made the use of the comparable companies reasonable.
      A weighted average of the DCF and Guideline Company methods, weighting the DCF method 40% and the Guideline Company method 60%, was divided by the number of fully diluted shares of our common stock outstanding, assuming automatic conversion of all then outstanding preferred stock. Discounts were then applied for the illiquidity and the junior status of the common stock.
      We reassessed the fair value of the stock option awards issued in July 2004 based, in part, upon the retrospective May 2004 valuation. The retrospective May 2004 valuation was performed in April 2005 as part of our July 2005 reassessment of the value of our common stock for purposes of preparing our consolidated financial statements included in this prospectus. We chose May 2004 as an appropriate time to perform a second valuation as it was several months prior to the acquisition of Lease Marketing Ltd. and its subsidiaries (“LML”) that was completed in August 2004, and a significant amount of stock options were granted in May 2004. We believe that it is appropriate to group the May 2004 and July 2004 awards together for valuation purposes as no material events transpired between May and July of 2004 that triggered a material change in the value of our common stock. The assessed fair value of the July 2004 awards is primarily based upon the retrospective May 2004 valuation. However, we reduced the illiquidity discount used in the retrospective May 2004 valuation (we utilized a 15% discount rate versus the 20%-25% rate used in the retrospective May 2004 valuation) and eliminated the 35% discount applied in the retrospective May 2004 valuation to account for the junior status of our common stock primarily based upon the board of directors’ knowledge of an impending initial public offering. Our board of directors placed no value on the liquidation preference of the preferred stock (and, therefore, applied no discount to the common stock to reflect its junior status) since the preferred stock’s liquidation preference only provided a benefit to holders of preferred stock at enterprise values significantly lower than the valuations being applied to our company at the time. In addition, our board of directors took into account the likelihood that we would be completing an initial public offering of our common stock in late 2005 and determined that the illiquidity discounts being applied were excessive. After these adjustments, we arrived at a value of $5.86 per share, which was the value we used for computing the compensation expense associated with the July 2004 option grants.

August 2004
      We reassessed the fair value of the stock option awards issued in August 2004 based, in part, upon the retrospective August 2004 valuation. The retrospective August 2004 valuation used the same method of calculating per share value as was used in the retrospective May 2004 valuation. The retrospective August 2004 valuation was performed in April 2005 as part of our July 2005 reassessment of the value of our common stock for purposes of preparing our consolidated financial statements included in this prospectus. We chose August 2004 as an appropriate time to perform the third valuation as it was subsequent to the LML acquisition that was completed in August 2004, and a significant amount of stock options were granted in August 2004. The assessed fair value of the August 2004 awards is primarily based upon the retrospective August 2004 valuation. However, we reduced the illiquidity discount used in the retrospective August 2004 valuation (we utilized a 15% discount rate versus the 20%-25% rate used in the retrospective August 2004 valuation) and eliminated the 25% discount applied in the retrospective August 2004 valuation to account for the junior status of our common stock primarily based upon the board of directors’ knowledge of an impending initial public offering. After these adjustments, we arrived at a value of $6.73 per share, which was the value we used for computing the compensation expense associated with the August 2004 option grants.

January, March and April 2005
      We assessed the fair value of the stock option awards issued in January through April of 2005 based, in part, upon the contemporaneous January 2005 valuation. The January 2005 valuation used the same method of calculating per share value as the retrospective August 2004 and retrospective May 2004 valuations. We chose January 2005 as an appropriate time to perform an additional valuation as we had achieved annual profitability for the first time in 2004, we completed the acquisition of Go Big in January 2005 and we believe we had successfully integrated the LML acquisition by January 2005. No other material events occurred between January and April 2005 that triggered a material change in the value of our equity. The assessed fair value of these option awards was primarily based upon the contemporaneous January 2005 valuation. However, we reduced the illiquidity discount used in the January 2005 valuation (we utilized a 5% discount versus the 20%-25% used by the January 2005 valuation) and eliminated the 20% discount applied in the January 2005 valuation to account for the junior status of our common stock primarily based upon the board of directors’ knowledge of an impending initial public offering. After these adjustments, we arrived at a value of $8.60 per share, which was the value we used for computing the compensation expense associated with the January, March and April 2005 option grants.

May, June and July 2005
      We originally assessed the fair value of the stock option and restricted common stock awards issued in May and June 2005 based, in part, upon information provided to us in January 2005 by the three investment banking firms who were discussing with us the possibility of completing an initial public offering in the later half of 2005. One of these investment banks was an affiliate of a related party to us. Each investment bank made clear that the prospective values being discussed in January 2005 related to estimates of where an initial public offering would price in late 2005, based on market and other conditions at the time, and were not intended to reflect our equity value at any earlier date. Their estimates were based on the market approach, in large part on forecasted results for 2006 and continuously improving operating results during 2005. The board of directors derived an average of what the three investment banks estimated our equity value would be in the context of an initial public offering in late 2005 and applied an additional 5% illiquidity discount to arrive at the new fair value. Based on this methodology, we originally arrived at a value of $14.30 per share, which was the value we used for computing the compensation expense associated with the May and June 2005 option grants and restricted common stock awards.
      We assessed the fair value of the stock option and restricted common stock awards issued in July 2005 using the same method used in calculating the per share value for purposes of the May and June 2005 stock option and restricted common stock awards with two exceptions. First, in July, we revised our 2006 projections upward to reflect our improving results in the second quarter of 2005 and the further integration of the acquisitions of Chrome, NAT and ALG. Second, we did not apply a 5% illiquidity discount to the estimated fair market value of our common stock in July because we filed this registration statement in July 2005. Based on this methodology, the board of directors arrived at a fair market value of $18.00 per share, which was the value we used for computing the compensation expense associated with the July 2005 option grants and restricted common stock awards.
      In connection with the preparation of our consolidated financial statements for the nine months ended September 30, 2005, our board of directors determined that there was an additional compensatory element relating to the May and June 2005 stock option and restricted common stock awards that should have been reflected in our consolidated financial statements for the six months ended June 30, 2005. The board of directors used the per share value used in the July 2005 option grants and restricted common stock awards and applied a 5% illiquidity discount to arrive at a value of $17.10 for computing the compensation expense associated with the May and June 2005 option grants and restricted common stock awards.

Significant Factors Contributing to the Difference between Fair Value as of the Date of Each Grant and Estimated Initial Public Offering Price
      From July 1, 2004 to September 30, 2005, the difference between the fair value per share of $5.86 to $18.00 (as illustrated in the chart below) was attributable to our continued growth during this period, and the achievement of a number of important corporate milestones, including:

•	in the third quarter of 2004, we completed our acquisition of LML, which expanded our customer base and product offerings;

•	in the third quarter of 2004, we experienced continued profitability and a continued increase in our dealer and lender customer base;

•	in the fourth quarter of 2004, we believe we had successfully integrated the business we acquired from LML;

•	in the first quarter of 2005, we completed the acquisition of Go Big, which expanded our customer base and product offerings;

•	in the first quarter of 2005, several prospective underwriters made presentations to our board of directors regarding a potential initial public offering in the second half of 2005;

•	in the second quarter of 2005, we completed our acquisitions of ALG, NAT and Chrome, which expanded our customer base and product offerings;

•	in the third quarter of 2005, we filed our initial registration statement with the SEC; and

•	throughout the entire period from July 1, 2004 through September 30, 2005, our dealer and financing source customer base increased, as did the number of transactions processed and the number of product subscriptions.
      The table below summarizes the stock options and restricted common stock granted during 2004 and 2005 that resulted in stock-based compensation expense:

	Number of	Exercise	Fair Market	Intrinsic
	Underlying	Price Per	Value Per	Value Per
Grant Date	Shares	Share	Share	Share(1)

Stock options:
May 2004	761,544	$2.80	$5.86	$3.06
July 2004	25,000	2.80	5.86	3.06
August 2004	699,450	2.80	6.73	3.93
May 2005	964,850	12.92	17.10	4.18
June 2005	30,000	12.92	17.10	4.18
July 2005	75,125	17.08	18.00	0.92

Total	2,555,969

Restricted common stock:
May 2005	101,000	n/a	17.10	17.10
June 2005	3,500	n/a	17.10	17.10
July 2005	3,500	n/a	18.00	18.00
December 2005	17,925	n/a	19.80	19.80

Total	125,925

(1)	Stock-based compensation expense was calculated by multiplying the intrinsic value per share by the number of shares, in the case of stock option awards and by multiplying the fair market value per share by the number of shares, in the case of restricted common stock awards.

Recent Accounting Pronouncements
      In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertain tax positions. This interpretation requires companies to recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for us on January 1, 2007. We are currently evaluating the impact of adopting FIN 48.
Recent Events
      On August 1, 2006, we acquired substantially all of the assets and certain liabilities of DealerWare LLC. DealerWare is a provider of aftermarket menu-selling and other dealership software. DealerWare’s software suite also includes reporting and compliance solutions that complement DealerTrack’s existing products. The aggregate purchase price was $5.2 million in cash (including estimated direct acquisition costs of approximately $0.2 million). Currently, we are completing a fair value assessment of the acquired assets, liabilities and identifiable intangibles, and at the conclusion of the assessment the purchase price will be allocated accordingly.

      On August 2, 2006, the compensation committee of our board of directors approved long-term performance equity awards consisting of restricted common stock for certain of our executive officers and other employees. Each restricted common stock award will vest in full on January 31, 2010, provided that the employee remains employed by us on such date. The amount that will vest at such time is subject to the achievement of certain pre-established performance goals for fiscal years 2007, 2008 and 2009. These performance goals are equally based upon both the company’s earnings before interest, taxes, depreciation and amortization, as adjusted, and the market value of the company’s common stock, in each case measured on the last day of the calendar year. The awards will accelerate in full upon a change in control, if any. The total number of restricted common stock issued was 565,000 shares. We are currently obtaining a fair value assessment for the restricted common stock issued in order to determine the stock compensation expense impact.
      During the third quarter of 2006, we expect to record charges of approximately $5.0 million in non-cash stock compensation expense and approximately $0.8 million in cash compensation expense related to the departure of an executive officer.
Results of Operations
      The following table sets forth, for the periods indicated, the selected consolidated statements of operations data expressed as a percentage of revenue:

				Six Months
	Year Ended December 31,			Ended June 30,

	2003	2004	2005	2005	2006

				(Unaudited)
	(% of net revenue)
Consolidated Statements of Operations Data:
Net revenue(1)	100.0%	100.0%	100.0%	100.0%	100.0%

Operating costs and expenses:
Cost of revenue(1)	65.6	42.4	41.7	38.5	39.8
Product development	4.0	3.2	4.6	4.0	5.6
Selling, general and administrative	38.9	43.4	45.5	46.5	39.9

Total operating costs and expenses	108.5	89.0	91.8	89.0	85.3

(Loss) income from operations	(8.5)	11.0	8.2	11.0	14.7
Interest income	0.2	0.1	0.2	0.2	2.1
Interest expense	(0.0)	(0.2)	(1.3)	(0.7)	(0.2)

(Loss) income before provision for income taxes	(8.3)	10.9	7.1	10.5	16.6
(Provision) benefit for income taxes	(0.2)	5.1	(3.4)	(4.5)	(6.7)

Net (loss) income	(8.5)%	16.0%	3.7%	6.0%	9.9%

				Six Months
	Year Ended December 31,			Ended June 30,

	2003	2004	2005	2005	2006

				(Unaudited)
	(% of net revenue)
(1) Related party revenue	35.5%	27.2%	24.1%	25.5%	25.0%
Related party cost of revenue	10.3%	4.7%	2.7%	3.2%	2.2%
Six Months Ended June 30, 2005 and 2006

Revenue
      Total net revenue increased $28.9 million, or 55%, from $52.5 million for the six months ended June 30, 2005 to $81.3 million for the six months ended June 30, 2006.

      Transaction Services Revenue. Transaction services revenue increased $14.2 million, or 37%, from $38.6 million for the six months ended June 30, 2005 to $52.8 million for the six months ended June 30, 2006. The increase in transaction services revenue was primarily the result of an increase in the volume of transactions processed through our network. The increased volume of transactions processed was the result of the increase in financing source customers active in our network from 141 as of June 30, 2005 to 243 as of June 30, 2006, the increase in dealers active in our network from 20,742 as of June 30, 2005 to 22,031 as of June 30, 2006 and an increase in volume from existing customers. We consider a financing source to be active in our network as of a date if it is accepting credit application data electronically from dealers in the DealerTrack network. We consider a dealer to be active as of a date if the dealer completed at least one revenue-generating credit application processing transaction using the DealerTrack network during the most recently ended calendar month.
      Subscription Services Revenue. Subscription services revenue increased $12.5 million, or 104%, from $12.1 million for the six months ended June 30, 2005 to $24.6 million for the six months ended June 30, 2006. The increase in subscription services revenue was primarily the result of increased total subscriptions under contract as of June 30, 2006 compared to June 30, 2005. The overall $12.5 million increase in subscription services revenue was the result of an increase of $7.9 million in sales of existing subscription products and services to customers and $4.6 million from our recently acquired businesses.

Cost of Revenue and Operating Expenses
      Cost of Revenue. Cost of revenue increased $12.2 million, or 61%, from $20.2 million for the six months ended June 30, 2005 to $32.4 million for the six months ended June 30, 2006. The $12.2 million increase was primarily the result of increased amortization and depreciation charges of $3.8 million, which resulted, in part, from a full six months of amortization expense relating to acquired identifiable intangibles of ALG, NAT and Chrome versus a partial period of expense for the same period in the prior year, increased compensation and related benefit costs of $4.4 million due to headcount additions, increased revenue share of $1.4 million and increased technology cost of $1.2 million.
      Product Development Expenses. Product development expenses increased $2.5 million, or 119%, from $2.1 million for the six months ended June 30, 2005 to $4.6 million for the six months ended June 30, 2006. The $2.5 million increase was primarily the result of increased compensation and related benefit costs of $2.4 million due to overall headcount additions.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $8.0 million, or 33%, from $24.4 million for the six months ended June 30, 2005 to $32.4 million for the six months ended June 30, 2006. The $8.0 million increase in selling, general and administrative expenses was primarily the result of increased compensation and related benefit costs of approximately $6.5 million ($1.4 million relates to stock-based compensation) due to headcount additions, salary increases and the adoption of SFAS 123(R), $1.3 million related to marketing and travel expenses, and $1.5 million in additional expenses associated with being a public company. These increases are offset by a $0.8 million decrease in transition fees paid for certain ongoing services performed under contract by selling parties of the acquired entities subsequent to the completion of the acquisitions and a $0.8 million decrease in recruiting and relocation expense.

Interest Income
      Interest income increased $1.6 million from $0.1 million for the six months ended June 30, 2005 to $1.7 million for the six months ended June 30, 2006. The $1.6 million increase in interest income is primarily related to the interest income earned on the initial public offering proceeds raised in December 2005.

Provision for Income Taxes
      The provision for income taxes for the six months ended June 30, 2005 of $2.4 million consisted primarily of $1.9 million of federal tax and $0.5 million of state and local taxes on taxable income. The provision for income taxes for the six months ended June 30, 2006 of $5.4 million consisted primarily of $4.1 million of federal income tax, $0.7 million of state and local income taxes and $0.6 million of tax expense for our Canadian subsidiary. Included in our provision for income taxes for the six months ended June 30, 2006 is approximately

$0.2 million of additional tax expense that relates to prior periods. This additional tax expense relates to an adjustment in our calculation of income taxes associated with our Canadian subsidiary, dealerAccess Canada, Inc. The effective tax rate reflects the impact of the applicable statutory rate for federal and state income tax purposes for the period shown.
Years Ended December 31, 2004 and 2005

Revenue
      Total net revenue increased $50.2 million, or 72%, from $70.0 million for the year ended December 31, 2004 to $120.2 million for the year ended December 31, 2005.
      Transaction Services Revenue. Transaction services revenue increased $26.2 million, or 47%, from $56.4 million for the year ended December 31, 2004 to $82.6 million for the year ended December 31, 2005. The increase in transaction services revenue was primarily the result of increased transactions processed through our network from the year ended December 31, 2005 as compared to the year ended December 31, 2004. The increased volume of transactions processed was the result of the increase in financing source customers active in our network from 109 as of December 31, 2004 to 201 as of December 31, 2005, the increase in dealers active in our network from 19,150 as of December 31, 2004 to 21,155 as of December 31, 2005 and an increase in volume from existing customers.
      Subscription Services Revenue. Subscription services revenue increased $20.0 million, or 162%, from $12.4 million for the year ended December 31, 2004 to $32.4 million for the year ended December 31, 2005. The increase in subscription services revenue was primarily the result of increased total subscriptions under contract as of December 31, 2005 compared to December 31, 2004. The overall $20.0 million increase in subscription services revenue was the result of an increase of $6.1 million in sales of existing subscription products and services to customers, $13.4 million from acquisitions completed during 2005, and $0.5 million in the sale of new products and services to customers.

Cost of Revenue and Operating Expenses
      Cost of Revenue. Cost of revenue increased $20.4 million, or 69%, from $29.7 million for the year ended December 31, 2004 to $50.1 million for the year ended December 31, 2005. The $20.4 million increase was primarily the result of increased amortization and depreciation charges of $11.2 million primarily relating to the acquired identifiable intangibles of ALG, NAT, Chrome and Go Big, increased compensation and benefits-related costs of $5.2 million due to headcount additions, increased revenue share of $2.7 million and cost of sales from newly acquired companies of $1.2 million. These increases are offset by a $1.2 million decrease in transition fees paid for certain ongoing services performed under contract by selling parties of the acquired entities subsequent to the completion of the acquisition.
      Product Development Expenses. Product development expenses increased $3.3 million, or 147%, from $2.3 million for the year ended December 31, 2004 to $5.6 million for the year ended December 31, 2005. The $3.3 million increase was primarily the result of increased compensation and related benefit costs of $3.0 million, due to overall headcount additions for the year ended December 31, 2005.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $24.3 million, or 80%, from $30.4 million for the year ended December 31, 2004 to $54.7 million for the year ended December 31, 2005. The $24.3 million increase in selling, general and administrative expenses was primarily the result of increased compensation and related benefit costs of approximately $13.2 million due to headcount additions, $3.9 million related to travel and marketing expenses, $2.8 million in professional service fees, and $4.9 million in general administrative expenses and occupancy costs. These increases are offset by a $0.9 million decrease in transition fees paid for certain ongoing services performed under contract by selling parties of the acquired entities subsequent to the completion of the acquisition.

Interest Expense
      Interest expense increased $1.5 million from $0.1 million for the year ended December 31, 2004 to $1.6 million for the year ended December 31, 2005. The $1.5 million increase in interest expense is primarily related to the borrowings under our credit facilities that were not outstanding at any point during 2004. All principal amounts that were outstanding during 2005 were repaid in full during the fourth quarter of 2005.

Benefit (Provision) for Income Taxes
      The benefit for income taxes for the year ended December 31, 2004 of $3.6 million consisted primarily of $3.4 million of federal tax and $0.2 million of state and local taxes on taxable income. The provision for income taxes for the year ended December 31, 2005 of $4.1 million consisted primarily of $2.7 million of federal tax and $0.9 million of state and local income taxes on taxable income and $0.5 million of adjustments to the cumulative effective tax rate. The effective tax rate reflects the impact of the applicable statutory rate for federal and state income tax purposes for the period shown.
      In the event that the future income streams that we currently project do not materialize, we may be required to increase our valuation allowance. Any increase in the valuation allowance would result in a charge that would adversely impact our operating performance.
Years Ended December 31, 2003 and 2004

Revenue
      Total net revenue increased $31.4 million, or 81%, from $38.7 million for the year ended December 31, 2003 to $70.0 million for the year ended December 31, 2004.
      Transaction Services Revenue. Transaction services revenue increased $23.7 million, or 72%, from $32.7 million for the year ended December 31, 2003 to $56.4 million for the year ended December 31, 2004. The $23.7 million increase in transaction services revenue was primarily the result of the acquisition of dealerAccess on January 1, 2004 and an increase in the volume of transactions processed through our network from approximately 23.0 million transactions in 2003 to approximately 34.0 million transactions in 2004. The increased volume of transactions was the result of the increase in financing source customers from 59 as of December 31, 2003 to 109 as of December 31, 2004, the increase in dealers active in our network from 15,999 as of December 31, 2003 to 19,150 as of December 31, 2004 and an increase in the volume of transactions from existing customers.
      Subscription Services Revenue. Subscription services revenue increased $8.3 million, or 202%, from $4.1 million for the year ended December 31, 2003 to $12.4 million for the year ended December 31, 2004. The increase in subscription services revenue was primarily the result of increased total subscriptions under contract from 3,030 as of December 31, 2003 to 7,705 as of December 31, 2004. The overall $8.3 million increase in subscription services revenue was the result of the increase in sales of existing subscription products and services to customers of $6.4 million, and $1.9 million due to acquisition of customer contracts.

Cost of Revenue and Operating Expenses
      Cost of Revenue. Cost of revenue increased $4.3 million, or 17%, from $25.4 million for the year ended December 31, 2003 to $29.7 million for the year ended December 31, 2004. The $4.3 million increase was primarily the result of increased compensation and related benefit costs of approximately $2.0 million due to increased network personnel headcount, revenue share of approximately $2.6 million, website and disaster recovery, hosting, customer call center, Internet connectivity and network infrastructure of approximately $0.6 million, offset by a decrease in depreciation and amortization of $1.0 million and $0.2 million decrease in fees paid to a credit reporting agency for reselling its credit reports.
      Product Development Expenses. Product development expenses increased $0.7 million, or 47%, from $1.5 million for the year ended December 31, 2003 to $2.2 million for the year ended December 31, 2004. The

$0.7 million increase was primarily the result of increased compensation and related benefit costs due to overall headcount additions.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $15.4 million, or 102%, from $15.0 million for the year ended December 31, 2003 to $30.4 million for the year ended December 31, 2004. The $15.4 million increase in selling, general and administrative expenses was primarily the result of increased compensation and related benefit costs of approximately $6.3 million due to overall headcount additions, the recognition of $1.3 million of stock-based compensation expense, $1.8 million related to travel and marketing related expenses, $2.3 million in professional service fees, $0.8 million in depreciation expense, and $1.3 million in transition service fees paid for certain ongoing services performed under contract by the selling parties of the acquired entities subsequent to the completion of the acquisition.

Benefit (Provision) for Income Taxes
      The benefit for income taxes recorded for the year ended December 31, 2004 of $3.6 million consisted primarily of the reversal of a deferred tax valuation allowance in the amount of $4.7 million during the three months ended December 31, 2004 offset by $0.3 million of federal alternative minimum tax and approximately $0.8 million of state and local taxes on taxable income. The reversal of the deferred tax valuation allowance was based on a number of factors, including our profits for the year ended December 31, 2004 and the level of projected future earnings based on current operations. Based on these factors, we believe that it is more likely than not that we will generate sufficient taxable income in the future to be able to utilize a portion of our deferred tax asset outstanding as of December 31, 2004. As a result, we reversed $5.9 million of the valuation allowance in the three months ended December 31, 2004, recognizing $4.7 million as a benefit to our provision for income taxes, and $1.2 million as an adjustment to goodwill. The goodwill adjustment was necessary since that portion of the reversal related to net operating losses acquired but not recognized at the date of acquisition of Credit Online, Inc. As of December 31, 2004, a valuation allowance of $3.3 million has been maintained against the remaining acquired tax benefits. If the tax benefit is subsequently recognized, the valuation allowance reversal will be recorded against goodwill.
      The conclusion that it is more likely than not that the net deferred tax asset of $5.9 million as of December 31, 2004 would be realized was based on evaluating the nature and weight of all of the available positive and negative evidence in accordance with FAS No. 109. In reaching that conclusion, we balanced the weight of the evidence of cumulative losses as of December 31, 2004 against positive evidence including the recent positive earnings history beginning in the fourth quarter of 2003 through the end of 2004; the expected level of earnings in 2005 and 2006; the length of the carryforward periods applicable to the deferred tax assets; and the change in business activity in recent years as compared to the initial years of operation.
      We incurred net losses of approximately $14.9 million in 2001, $16.8 million in 2002, $3.2 million in 2003 and income of $7.7 million in 2004. These net losses were principally due to our focus on developing the tools, software, solutions and processes needed to build our proprietary technology and to grow our dealer network. This approach required significant spending on technology, staff, marketing and research and development. In the second half of 2003, as our products and services became accepted in the marketplace and our financing source and dealer network reached a critical mass, our focus shifted to growing our customer and revenue base which exceeded our overall development spending. By the end of 2003, this change in focus had resulted in a significant increase in our revenue and profitability.
      For the three months ended December 31, 2003, we generated a profit of $0.3 million. Although we incurred a loss of $3.2 million in 2003, this was a significant improvement to the 2001 and 2002 losses of $14.9 million and $16.8 million, respectively. We also increased net revenue from $1.3 million in 2001, and $11.7 million in 2002 to $38.7 million in 2003. We believe these facts indicate that the losses and lower net revenue incurred during 2001, 2002 and the first three quarters of 2003 do not accurately reflect our current business which shows strong revenue and income growth. In 2004, we earned net revenue of $70.0 million and income before provision for income taxes of $7.7 million, and by the end of the first quarter of 2005 we earned $3.7 million of income before provision for income taxes on net revenue of $23.3 million.

      In evaluating whether it is more likely than not that we would earn enough income to utilize the deferred tax assets, we considered various factors and made certain assumptions. We looked at the favorable revenue and earnings trends for the business, but, given the limited and recent history of positive earnings, for our analysis we assumed that the business would not increase revenue and profitability beyond the levels generated in 2004. We also considered the sustainability of the revenue and income levels realized in 2004 in future years. Based on the development of our financing source and dealer network and the market acceptance of our products and services, we believe that our assumption that the 2004 revenue and income levels would be at least constant in future years is conservative. We also took into account the estimated carryforward period of the deferred tax assets. With the exception of the 20 year carryforward period that applies to the net operating losses, we have estimated that the longest carryforward period for any of the remaining deferred tax assets will be no more than ten years on average. Using an overall 43% federal and state effective income tax rate, we would need to generate income of $13.7 million ($5.9 million/43%) to utilize the net deferred tax asset as of December 31, 2004. Assuming no revenue growth in 2005 and 2006 relative to 2004, we would generate income of $15.4 million ($7.7 million × 2). We would therefore earn enough income to be able to fully utilize the net deferred tax assets recognized as of December 31, 2004. We calculated the reversal of the valuation allowance of $5.9 million by including all of the deferred tax assets not subject to a Section 382 limitation, $4.7 million, and $1.2 million to reflect the expected utilization of net operating losses subject to a Section 382 limitation in 2005 and 2006. This portion of the valuation allowance reversal was recorded as an adjustment to goodwill.
      The overall effective tax rate for the year ended December 31, 2003 was impacted by the adjustment for non-deductible goodwill and increases in the valuation allowance. For the year ended December 31, 2004, the effective tax rate was significantly impacted by the release of the valuation allowance.
Quarterly Results of Operations
      The following table presents our unaudited quarterly consolidated results of operations for the ten quarters ended June 30, 2006. The unaudited quarterly consolidated information has been prepared substantially on the same basis as our audited consolidated financial statements. You should read the following tables presenting our quarterly consolidated results of operations in conjunction with our audited consolidated financial statements for our full years and the related notes included elsewhere in this prospectus. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for the fair statement of our consolidated financial position and operating results for the quarters presented. The operating results for any quarters are not necessarily indicative of the operating results for any future period.

	First	Second
	Quarter	Quarter

	(Unaudited)
	(In thousands, except
	per share data)
2006
Net revenue	$37,935	$43,414
Gross profit	22,816	26,125
Operating income	4,645	7,290
Net income	3,436	4,655
Basic net income per share applicable to common stockholders	0.10	0.13
Diluted net income per share applicable to common stockholders	$0.09	$0.13
Basic weighted average common shares outstanding	35,268,289	35,402,769
Diluted weighted average common shares outstanding	36,718,023	36,933,366

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter(2)

	(Unaudited)
	(In thousands, except share and per share data)
2005
Net revenue	$23,271	$29,193	$34,380	$33,375
Gross profit	14,868	17,407	17,647	20,165
Operating income	3,616	2,176	1,750	2,289
Net income	2,069	1,068	649	682
Basic net income per share applicable to common stockholders(1)	0.08	0.04	0.03	0.03
Diluted net income per share applicable to common stockholders(1)	$0.04	$0.02	$0.01	$0.02
Basic weighted average common shares outstanding	513,771	633,975	674,217	7,296,886
Diluted weighted average common shares outstanding	1,139,458	1,261,611	1,635,148	8,394,814

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

	(Unaudited)
	(In thousands, except share and per share data)
2004
Net revenue	$15,376	$16,833	$18,734	$19,101
Gross profit	8,556	10,159	10,498	11,166
Operating income	1,687	1,238	2,865	1,932
Net income	1,465	994	2,478	6,316
Basic net income per share applicable to common stockholders(1)	0.07	0.04	0.10	0.25
Diluted net income per share applicable to common stockholders(1)	$0.06	$0.00	$0.00	$0.02
Basic weighted average common shares outstanding	13,689	13,689	36,116	96,806
Diluted weighted average common shares outstanding	24,778,816	600,694	1,135,019	1,562,455

(1)	The addition of earnings per share by quarter may not equal total earnings per share for the year.

(2)	During the fourth quarter of 2005, we completed the fair value assessment of the acquired assets, liabilities, identifiable intangibles and goodwill of ALG, NAT, Chrome and Go Big. The final determination resulted in amounts that were previously classified as identifiable intangibles subsequently reclassified to goodwill during the fourth quarter of 2005. This change in estimate resulted in a decrease of $3.3 million in amortization expense related to acquired identifiable intangibles from $7.6 million during the three months ended September 30, 2005 to $4.3 million recorded during the three months ended December 31, 2005.
Liquidity and Capital Resources
      On December 13, 2005, we commenced our initial public offering of 10,000,000 shares of our common stock at an initial public offering price to the public of $17.00 per share. We sold 6,666,667 shares of our common stock and the selling stockholders sold 3,333,333 shares of our common stock. We did not receive any proceeds from the sale of the selling stockholders’ shares. In addition, on December 22, 2005, in connection with the full exercise of the underwriters’ over-allotment option, we sold 1,500,000 additional shares of our common stock at the initial public offering price to the public of $17.00 per share. We received net proceeds of $126.1 million from the sale of the 8,166,667 shares of our common stock by us, after deducting the underwriting discounts and commissions, financial advisory fees and other expenses related to the initial public offering.
      On December 16, 2005, we used a portion of the proceeds to pay in full the $25.0 million outstanding under our term loan facility and $18.5 million outstanding under our revolving credit facility. Going forward, our liquidity requirements will continue to be for working capital, acquisitions, capital expenditures and general corporate purposes. Our capital expenditures, software and website development costs for the six months ended June 30, 2006 were $7.3 million. We expect to finance our future liquidity needs through working capital and cash flows from operations, however future acquisitions or other strategic initiatives may require us to incur debt or seek additional equity financing. As of June 30, 2006, we had no amounts outstanding under our available $25.0 million revolving credit facility.
      As of June 30, 2006, we had $86.0 million of cash, cash equivalents and short-term investments and $88.8 million in working capital, as compared to $103.3 million of cash and cash equivalents and $101.6 million in working capital as of December 31, 2005.

				Six Months Ended
	Year Ended December 31,			June 30,

	2003	2004	2005	2005	2006

				(Unaudited)
	(In thousands)
Net cash provided by operating activities	$8,483	$17,162	$32,223	$7,647	$15,477
Net cash used in investing activities	(5,343)	(12,424)	(77,197)	(67,474)	(95,188)
Net cash (used in) provided by financing activities	$(95)	$125	$126,443	$43,508	$1,895

Operating Activities
      Net cash provided by operating activities for the six months ended June 30, 2006 was attributable to net income of $8.1 million, which includes depreciation and amortization of $12.2 million, amortization of stock-based compensation of $2.6 million (includes SFAS 123(R) stock-based compensation of $0.8 million), an increase to the provision for doubtful accounts of $2.3 million, an increase to deferred revenue and other current liabilities of $0.3 million and an increase to other long-term liabilities of $0.3 million, offset by a deferred tax benefit of $2.5 million and a decrease in accounts receivable of $3.0 million and in accounts payable and accrued expenses of $5.1 million. Net cash provided by operating activities for the six months ended June 30, 2005 was attributable to net income of $3.1 million, which includes depreciation and amortization of $8.6 million, an increase to the provision for doubtful accounts of $1.4 million, offset by an increase in accounts receivable of $9.5 million, and a decrease to accounts payable and accrued expenses of $1.8 million and a decrease in deferred revenue and other current liabilities of $1.3 million.
      Net cash provided by operating activities for the year ended December 31, 2005 was attributable to net income of $4.5 million, which includes a deferred tax provision of $2.3 million, an increase in operating assets of $12.6 million primarily resulting from the increase in accounts receivable due to the overall increase in revenue, offset by depreciation and amortization of $22.8 million, amortization of deferred compensation of $2.0 million, the provision for doubtful accounts and sales credits of $3.7 million, and an increase in accounts payable and accrued expenses of $5.1 million and deferred revenue and other current/long-term liabilities of $3.5 million. Net cash provided by operating activities for the year ended December 31, 2004 was primarily attributable to net income of $11.3 million, which includes a reversal of a deferred tax asset valuation of $4.7 million, an increase in operating assets of $5.3 million primarily resulting from an increase in accounts receivable due to an overall increase in revenue, offset by depreciation and amortization of $10.9 million, and an increase in accounts payable and accrued expenses of $2.4 million. Net cash provided by operating activities for the year ended December 31, 2003 was primarily attributable to a net loss of $3.3 million, an increase in operating assets of $3.3 million primarily resulting from an increase in accounts receivable due to an overall increase in revenue, offset by depreciation and amortization of $11.0 million, provisions for doubtful accounts and sales credits of $0.5 million, an increase in accounts payable and accrued expenses of $1.6 million, deferred revenue and other current liabilities of $1.0 million and other long-term liabilities of $1.0 million.

Investing Activities
      Net cash used in investing activities for the six months ended June 30, 2006 was attributable to capital expenditures of $1.7 million, an increase in capitalized software and website development costs of $1.9 million, payments for net assets acquired of $31.2 million and the net purchase of short-term investments of $60.5 million. Net cash used in investing activities for the six months ended June 30, 2005 was attributable to capital expenditures of $2.2 million, an increase in capitalized software and website development costs of $2.7 million and payments for acquired assets of $62.9 million.
      Net cash used in investing activities for the year ended December 31, 2005 was attributable to capital expenditures of $3.5 million, an increase in capitalized software and website development costs of $7.3 million, and payments for acquisitions of $67.1 million, offset by funds released from escrow of $0.6 million. Net cash used in investing activities for the year ended December 31, 2004 was attributable to capital expenditures of $1.8 million, an increase in capitalized software and website development costs of $2.3 million, payments for acquired assets of $7.4 million and funds released from escrow to third parties and other restricted cash of $1.0 million. Net cash used in investing activities for the year ended December 31, 2003 was attributable to capital expenditures of $0.5 million, increase in capitalized software and website development costs of $1.9 million and advance payment for an acquisition of $2.9 million.

Financing Activities
      Net cash provided by financing activities for the six months ended June 30, 2006 was attributable to the receipt of cash proceeds from the exercise of employee stock options of $0.9 million, net proceeds from employee stock purchases under the ESPP of $0.4 million and stock-based compensation windfall tax benefit of $1.1 million, offset by principal payments on note payable and capital lease obligations of $0.5 million. Net cash provided by financing activities for the six months ended June 30, 2005 was attributable to the receipt of proceeds from the exercise of employee stock options of $1.4 million, the net proceeds from our credit facilities of $47.3 million, offset by the repayment of our credit facilities of $5.0 million.
      Net cash provided by financing activities for the year ended December 31, 2005 was attributable to the receipt of cash proceeds from our initial public offering of $126.1 million and the exercise of employee stock options of $1.5 million, net proceeds from our credit facilities of $47.9 million, offset by repayment of our credit facilities of $48.5 million and principal payments on capital lease obligations of $0.5 million. Net cash provided by financing activities for the year ended December 31, 2004 was attributable to the receipt of proceeds from the exercise of employee stock options of $0.6 million, offset by principal payments on capital lease obligations of $0.5 million. Net cash used in financing activities for the year ended December 31, 2003 was attributable to principal payments on capital lease obligations of $0.1 million.
Contractual Obligations
      The following table summarizes our contractual obligations as of December 31, 2005:

		Less Than			After
	Total	1 Year	1-3 Years	4-5 Years	5 Years

	(In thousands)
Capital lease obligations	$523	$515	$8	$—	$—
Operating lease obligations	13,771	2,248	4,754	2,205	4,564
Payments due to acquirees	7,163	1,621	4,792	750	—

Total contractual cash obligations	$21,457	$4,384	$9,554	$2,955	$4,564

      Payments due to acquirees are non-interest bearing and fixed in nature.
Credit Facilities
      On April 15, 2005, we and one of our subsidiaries, DealerTrack, Inc., entered into credit facilities comprised of a $25.0 million revolving credit facility and a $25.0 million term loan facility at interest rates of LIBOR plus

150 basis points or prime plus 50 basis points, under which we have pledged substantially all of our assets. Proceeds from borrowings under the term loan facility were used to fund a portion of the Chrome, NAT and ALG acquisitions. The revolving credit facility is available for general corporate purposes (including acquisitions), subject to certain conditions. As of June 30, 2006, we had $25.0 million available for borrowings under this revolving credit facility, which matures on April 15, 2008. The term loan was paid in full on December 16, 2005, in conjunction with the closing of our initial public offering, as we were required to use up to 25% of the proceeds of any equity issuance to repay the term loan.
      Our revolving credit facility contains restrictive covenants that limit our ability and our existing or future subsidiaries’ abilities, among other things, to:

•	access our or our existing or future subsidiaries’ cash flow and value and, therefore, to pay interest and/or principal on our other indebtedness or to pay dividends on our common stock;

•	incur additional indebtedness;

•	issue preferred stock;

•	pay dividends or make distributions in respect of our or our existing or future subsidiaries’ capital stock or to make certain other restricted payments or investments;

•	sell assets, including our capital stock;

•	make certain investments, loans, advances, guarantees or acquisitions;

•	enter into sale and leaseback transactions;

•	agree to payment restrictions;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our or the applicable subsidiary’s assets;

•	enter into transactions with our or the applicable subsidiary’s affiliates;

•	incur liens; and

•	designate any of our, or the applicable subsidiary’s, future subsidiaries as unrestricted subsidiaries.
      In addition, our revolving credit facility prohibits our subsidiaries from prepaying our other indebtedness while indebtedness under our credit facilities is outstanding. The agreements governing our revolving credit facility also require us and our subsidiaries to achieve specified financial and operating results and maintain compliance with the following financial ratios on a consolidated basis: (1) the aggregate amount of capital expenditures shall not exceed 12.5% of consolidated gross revenue for the preceding fiscal year, for each fiscal year ending after December 31, 2005; (2) the leverage ratio shall not exceed 2.50:1 on or after December 31, 2005; and (3) the fixed charge coverage ratio shall not any time be less than 1.50:1. As of June 30, 2006, we are in compliance with all terms and conditions of our credit facility. Our and our subsidiaries’ ability to comply with these ratios may be affected by events beyond our control.
      Our revolving credit facility contains the following affirmative covenants, among others: delivery of financial statements, reports, accountants’ letters, budgets, officers’ certificates and other information requested by the lenders; payment of other obligations; continuation of business and maintenance of existence and material rights and privileges; compliance with laws and material contractual obligations; maintenance of property and insurance; maintenance of books and records; right of the lenders to inspect property and books and records; notices of defaults, bankruptcies and other material events; and compliance with laws.
Off-Balance Sheet Arrangements
      We do not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which are typically established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Industry Trends
      Our business is impacted by the volume of new and used automobiles financed or leased by our participating financing source customers, special promotions by automobile manufacturers and the level of indirect financing by captive finance companies not available in our network. In addition, the volume of transactions in our network is generally greater on Saturdays and Mondays and, in particular, most holiday weekends. We expect that our operating results in the foreseeable future may be significantly affected by these and other industry and promotional trends in the indirect automotive finance market.
Effects of Inflation
      Our monetary assets, consisting primarily of cash, cash equivalents and receivables, and our non-monetary assets, consisting primarily of intangible assets and goodwill, are not affected significantly by inflation. We believe that replacement costs of equipment, furniture and leasehold improvements will not materially affect our operations. However, the rate of inflation affects our expenses, which may not be readily recoverable in the prices of products and services we offer.
Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exposure
      We only have operations located in, and provide services to customers in, the United States and Canada. Our earnings are affected by fluctuations in the value of the U.S. dollar as compared with the Canadian dollar. Foreign currency fluctuations have not had a material effect on our operating results or financial condition. Our exposure is mitigated, in part, by the fact that we incur certain operating costs in the same foreign currency in which revenue is denominated. The foreign currency exposure that does exist is limited by the fact that the majority of transactions are paid according to our standard payment terms, which are generally short-term in nature.

Interest Rate Exposure
      As of June 30, 2006, we had cash and cash equivalents of $25.5 million invested in highly liquid money market instruments. In addition, we had short-term investments of $60.5 million invested in tax-exempt and tax-advantaged securities. Such investments are subject to interest rate and credit risk. Our policy of investing in securities with original maturities of three months or less minimizes such risks and a change in market interest rates would not be expected to have a material impact on our financial condition and/or results of operations. As of June 30, 2006, we had no borrowings outstanding under our revolving credit facility. Any borrowings under our revolving credit facility would bear interest at a variable rate equal to LIBOR plus a margin of 1.5% or prime plus 0.5%.

BUSINESS
Overview
      DealerTrack is a leading provider of on-demand software, network and data solutions for the automotive retail industry in the United States. Utilizing the Internet, DealerTrack has built a network connecting automotive dealers with banks, finance companies, credit unions and other financing sources, and other service and information providers, such as aftermarket providers and the major credit reporting agencies. We have established a network of active relationships, which, as of June 30, 2006, consisted of over 22,000 dealers, including over 85% of all franchised dealers in the United States; over 240 financing sources, including the 20 largest independent financing sources in the United States; and a number of other service and information providers to the automotive retail industry. Our credit application processing product enables dealers to automate and accelerate the indirect automotive financing process by increasing the speed of communications between these dealers and their financing sources. We have leveraged our leading market position in credit application processing to address other inefficiencies in the automotive retail industry value chain. We believe our proven network provides a competitive advantage for distribution of our software and data solutions. Our integrated subscription-based software products and services enable our dealer customers to receive valuable consumer leads, compare various financing and leasing options and programs, sell insurance and other aftermarket products, analyze inventory, document compliance with certain laws and execute financing contracts electronically. We have also created efficiencies for financing source customers by providing a comprehensive digital and electronic contracting solution. In addition, we offer data and other products and services to various industry participants, including lease residual value and automobile configuration data.
      We began our principal business operations in February 2001 with the introduction of our credit application processing product and completed our initial public offering in December 2005. For the six month period ended June 30, 2006, transaction services revenue and subscription services revenue increased by $14.2 million, or 37%, and $12.5 million, or 104%, respectively, from the prior corresponding period. Since our initial public offering in December 2005, we have added new dealers, financing sources and other participants to the network, successfully closed three acquisitions and introduced new products and services. As a result, we have increased our total addressable market by enhancing our offering of products and services, and expanding our network of relationships.
Market Opportunity

Automotive Retail Industry
      The automotive retail industry is the largest consumer retail market in the United States with total sales of approximately $699 billion in 2005, according to NADA. The U.S. automotive retail industry consists primarily of approximately 21,500 franchised dealers and approximately 44,700 independent dealers, according to NADA and CNW Marketing Research, Inc. (“CNW”), respectively. Franchised dealers sell a particular manufacturer’s new automobiles, as well as used automobiles from multiple manufacturers, while independent dealers primarily purchase and sell used automobiles. In 2005, approximately 47.6 million new and used automobiles were sold retail in the United States, of which approximately 70% were sold by franchised dealers, according to CNW.
      The automotive retail industry is mature yet highly fragmented. In 2005, the 50 largest dealer groups, based on new vehicle retail sales units, generated less than 10% of total industry sales, according to Automotive News, with much of the remainder attributable to smaller regional and local dealerships. Increased competition and easier access to invoice prices for consumers on the Internet have negatively impacted dealer profit margins on sales of new automobiles in recent years. In 2005, dealers generated average operating profit margins of just 14.5% and 27% from new and used automobile sales, respectively, according to NADA. In response to the reduced margins available from vehicle sales, dealers have focused on the wide range of other products and services they offer, including financing and insurance (“F&I”) products. F&I is generally the largest profit center within a dealership. In addition, dealers continually seek to improve profitability by making their operations more efficient and improving consumer loyalty in order to capture a higher share of their aftermarket parts and services needs.

Automotive Retail Industry Value Chain
      The following diagram illustrates the four primary stages of the automotive retail industry value chain:
Automotive Retail Industry Value Chain

Stage	Description

Pre-Sales Marketing and Prospecting:	• Dealers generate and consolidate new leads of potential automotive purchasers through various sources, including advertising in newspapers, radio, television, direct mail and the Internet.
• In 2005, franchised dealers spent approximately $7.8 billion on advertising, of which the Internet accounted for 9.9%, up from 6.7% in 2004, according to NADA.

Sales:	• Dealer sales personnel assist the consumer’s purchasing decision by presenting available models and purchasing options.
• Dealers frequently utilize technology products and services to assist in the sales process and improve the percentage of prospective consumers that purchase automobiles.

Finance and Insurance:
Financing	• Dealers assist a majority of automotive consumers in obtaining financing through various financing and leasing sources.
• Dealers execute the contract and ancillary agreements with the consumer for any finance or lease transactions.
Insurance and Other Aftermarket Sales	• Dealers sell optional insurance and other aftermarket products, such as extended vehicle service contracts, credit protection insurance and prepaid service contracts.

Parts and Service:	• Dealers provide service and repair work and replacement parts to maintain customers’ automobiles.
      Pre-Sales Marketing and Prospecting. Traditionally, dealers had limited ability to predict which consumers were most likely to purchase an automobile. They have advertised in broad media channels, including newspapers, radio, television, direct mail and over the Internet, to attract consumers to the dealership. In 2005, franchised dealers spent approximately $7.8 billion on advertising, according to NADA. In order to target and qualify consumers more directly and efficiently, dealers increasingly utilize lead management processes and technology products and services.
      Sales. The sales stage generally begins when a dealer identifies a prospective consumer at the dealership, over the phone or on the Internet, and ends with the sale. After a prospective consumer enters the dealership, the salesperson typically reviews the various models currently available and discusses the options available for each model. While the salesperson negotiates the basic parameters of the purchase, a sales manager typically orders a credit report on the prospective consumer. The dealer needs a “permissible purpose” to order a credit report. Consumers with stronger credit scores have an easier time purchasing the automobiles they are interested in and qualifying for various finance and lease options. Consumers with weaker credit scores may only be able to purchase automobiles for which they qualify for financing. For these consumers, the sales process may begin with an analysis of the amount of financing available to them.
      Financing and Insurance. Automotive financing has become an important source of revenue for dealers. Approximately 70% of retail automotive consumers obtain financing to purchase an automobile, either indirectly through the dealership or directly themselves, according to CNW. We estimate that approximately 70%–75% of these automobile financings utilize the indirect channel and the remainder utilize the direct channel (i.e., the consumer applies directly to the financing source and the financing source delivers the funds directly to the consumer). In indirect financings, the dealer submits the consumer’s credit application information to one or multiple financing sources to obtain approval for the financing. Once an acceptable approval is obtained, the dealer will typically extend the financing to the consumer and then resell the financing contract to the financing source on terms profitable for the dealer.
      We believe that approximately 76% of indirect automotive financings of new vehicles in 2005 were extended by banks, credit unions and other specialty automotive finance companies not owned or controlled by automobile manufacturers, which we refer to as “independent” or “non-captive” financing sources. Some of the largest non-captive automotive financing companies, as measured by finance and lease originations, include Bank of America Auto Finance Corp., Capital One Auto Finance, Inc., Citizens Financial Group, Inc., JPMorgan Chase Bank, N.A., Wells Fargo & Company and WFS Financial, Inc., and each of their respective affiliates. The remaining indirect automotive financings were extended by financing sources owned or controlled by automobile manufacturers, which we refer to as “captive” financing sources. The largest captive financing sources include DaimlerChrysler Financial Services, Ford Motor Credit Company, General Motors Acceptance Corporation, Nissan Motor Acceptance Corporation and Toyota Financial Services, and each of their respective affiliates.
      Insurance, including credit protection insurance and other aftermarket products, such as extended vehicle service contracts, has become an important source of revenue for dealers. During the automotive sales and financing process, dealers typically offer a variety of optional insurance and other aftermarket products to consumers prior to completing the sale. While most expenses associated with the purchase and ownership of an automobile, such as finance or lease payments, are predictable and recurring, a long-term disability event or an unforeseen automobile maintenance expense can increase the consumer’s risk of defaulting under the finance contract. In order to reduce the risk of this potential default, many consumers purchase extended vehicle service contracts and/or credit protection insurance. In 2005, 31.2% of new automobile sales included an extended warranty or service contract, according to NADA.
      Parts and Service. In recent years, parts and service revenue has contributed to a growing percentage of a dealer’s profit. Automotive retailers generate parts and service revenue primarily from repair orders for parts and related labor paid directly by consumers, reimbursement from manufacturers and others under extended vehicle service contracts and pre-paid maintenance contracts. The dealer’s performance of ongoing service and maintenance is one of the strongest lead sources of future automotive sales and repeat dealership business. Many dealers are focused on increasing consumer loyalty in order to capture a higher share of the profitable aftermarket revenue and to increase the likelihood of repeat business.

Inefficient Legacy Processes
      Traditionally, the workflow processes in each stage of the automotive retail value chain have been paper intensive and/or performed on stand-alone legacy systems, resulting in inefficiencies. The inefficiencies inherent in traditional workflow processes are particularly noteworthy in the F&I process. Dealers traditionally relied upon the fax and mail delivery method for processing their financing and insurance offerings. This method produced lengthy processing times and increased the cost of assisting the consumer to obtain financing or insurance. For example, legacy paper systems required the consumer to fill out a paper credit application for the financing sources to which he or she applied. The dealer then faxed the credit application to each financing source and awaited a series of return faxes. When a financing source approved the consumer’s credit application, the consumer manually signed a paper finance or lease contract with the dealer, who then delivered it with ancillary documents to the financing source via overnight courier. The financing source then manually checked the contract for any errors or omissions and if the contract and ancillary documents were accurate and complete, the financing source paid the dealer for the assignment of the contract. The cumbersome nature of this process could limit the range of options available to consumers and delay the availability of financing. In addition, dealers consulting out-of-date paper program catalogues may not have been aware of all of the insurance programs and other aftermarket sales opportunities available to offer the consumer.
      In an effort to address the inefficiencies in the traditional workflow processes, dealers have employed technology to manage their businesses. For example, dealers have made significant investments in dealership management system (“DMS”) software to streamline their back office functions, such as accounting, inventory, communications with manufacturers, parts and service, and have deployed customer relationship management (“CRM”) software to track consumer behavior and maintain active post-sale relationships with consumers to increase aftermarket sales and future automobile sales. However, these DMS and CRM software systems typically reside within the physical dealership and have not historically been fully integrated with each other, resulting in new inefficiencies. For example, many DMS and CRM systems require additional manual entry of consumer information and manual tracking of consumer behavior at multiple points along the retail value chain. These inefficiencies slow the sales and customer management process, as different and sometimes contradictory information is recorded on separate systems. In addition, key information about the consumer may not be provided to the salesperson on the sales floor although it may exist on one of the dealer’s systems.
Our Solutions
      We believe our suite of integrated on-demand software, network and data addresses many of the inefficiencies in the automotive retail value chain and delivers benefits to dealers, financing sources, aftermarket providers and other service and information providers.

Dealers
      We offer franchised and independent dealers an integrated suite of on-demand sales and finance solutions that significantly shorten financing processing times, allowing dealers to spend more time selling automobiles and aftermarket products. Our automated web-based credit application processing product allows dealers to originate and route their consumers’ credit application information. This product has eliminated the need to fax a paper application to each financing source to which a consumer applies for financing. Once a dealer enters a consumer’s information into our system, the dealer can distribute the credit application data electronically to one or multiple financing sources and obtain credit decisions quickly and efficiently.
      We also offer dealers a suite of subscription products and services that complements our credit application processing product and allows them to integrate and better manage their business processes across the automotive retail industry value chain. We offer a product that provides a valuable pre-sales marketing and prospecting tool by providing a secure credit application on a dealer’s website for a consumer to enter his or her own credit information. We offer other products and services that allow the dealer to compare deal configurations from multiple financing and leasing sources on a real-time basis. We also offer a product that allows dealers and consumers to complete finance contracts electronically, which a dealer can transmit to participating financing sources for funding, further streamlining the financing process and reducing transaction costs for both dealers and financing sources. Additionally, we offer products that allow dealers to consistently present consumers the full array of insurance and other aftermarket product options they offer or analyze inventory. Our products and services, when used together, form a more seamless sales and finance solution that integrates with other widely used software systems. As of June 30, 2006, an aggregate of 18,064 of our existing product subscriptions had been purchased by approximately 9,371 dealers active in our network. A more detailed description of our products and services is set forth below in the section entitled “Our Products and Services.”

Financing Sources
      Our on-demand credit application processing and electronic contracting products eliminate expensive and time-consuming inefficiencies in legacy paper systems, and thereby decrease financing sources’ costs of originating loans or leases. We also offer a contract processing solution, which can provide financing sources with retail automotive contracts and related documents in a digital format. We believe our solutions significantly streamline the financing process and improve the efficiency and/or profitability of each financing transaction. We electronically transmit complete credit application and contract data, reducing costs and errors and improving efficiency for both prime and non-prime financing sources. We also believe that our credit application processing product enables our financing source customers to increase credit originations. Our network is configured to enable our financing source customers to connect easily with dealers with whom they can establish new business relations. We believe that financing sources that utilize our solutions experience a significant competitive advantage over financing sources that rely on the legacy paper and fax processes.

Aftermarket Providers
      Our recently launched DealerTrack Aftermarket Networktm gives dealers access to real-time contract rating information and quote generation and will provide digital contracting for aftermarket products and services. The aftermarket sales and contracting process was previously executed through individual aftermarket providers’ websites or through a cumbersome paper-based process prone to frequent delays and errors. Our on-demand connection between dealers and aftermarket providers creates a faster process, improves accuracy, and eliminates duplicate data entry for both dealers and aftermarket providers. We believe that this more efficient process combined with the use of our on-demand electronic menu product will make it possible for dealers to more effectively sell aftermarket products and services. We expect that all categories of aftermarket products and services will participate in the network, including vehicle recovery systems, extended service contracts, and credit, life and disability insurance. We also believe that aftermarket providers will be able to expand their reach to acquire a broader base of dealer customers through our network. As of June 30, 2006, ten aftermarket providers have agreed to join the DealerTrack Aftermarket Networktm.

Other Service and Information Providers
      We believe that our software as a service model is a superior method of delivering products and services to our customers. Our web-based solutions enable other third-party service and information providers to deliver their products and services more broadly and efficiently, which increases the value of our integrated solutions to our dealer customers. We offer our third-party service and information providers a secure and efficient means of delivering their data to our dealer and financing source customers. For example, the credit reporting agencies can provide dealers with consumers’ credit reports electronically and integrate the delivery of the prospective consumers’ credit reports with our credit application processing and other products. Used car value guides, such as those provided by Black Book National Auto Research (“Black Book”), Kelley Blue Book Co., Inc. (“Kelley Blue Book”) and NADA, have been integrated with our web-based solutions, allowing them to develop incremental subscription revenue streams without increased publishing costs.

Our Web-Based Network
      Our web-based network is independent and does not give any one financing source preference over any other financing source. Each dealer sees its individualized list of available financing sources listed alphabetically, based on our proprietary matching process, and can transmit credit application information simultaneously to multiple financing sources that they select. Financing sources’ responses to requests for financing through our network are presented back to the dealer in their order of response. We believe that this neutral approach makes our network more appealing to both dealers and independent financing sources than competitive alternatives that favor financing sources owned or controlled by one or more automobile manufacturers.

Our Growth Strategy
      Our growth strategy is to leverage our position as a leading provider of on-demand software solutions to the U.S. automotive retail industry. Key elements of our growth strategy are:

Sell Additional Products and Services to Our Existing Customers
      We believe that we are well-positioned to increase the number of products and services purchased by our existing customers. Many of our subscription-based products and services were recently introduced to our customers, and we believe there are opportunities to increase the sales of these products and services to dealers and financing sources. We believe that a significant market opportunity exists for us to sell additional products and services to the approximately 57% of our over 22,000 active dealer customers as of June 30, 2006 who utilize our credit application processing product, but do not subscribe to one or more of our subscription-based products or services. Similarly, the over 240 financing sources as of June 30, 2006 that utilize our credit application processing product represent a market opportunity for us to sell our electronic contracting and digital contract processing solution, which less than 10% of our financing source customers have implemented to date.

Expand Our Customer Base
      We intend to increase our market penetration by expanding our dealer customer, financing source customer and aftermarket provider base, and the number of other information and service providers connected to our network, through the efforts of our direct sales force, management outreach and business development activities. Although we enjoy active relationships with over 85% of all franchised dealers in the United States, less than 10% of the approximately 44,700 independent dealerships in the United States are active in our network. We believe that we are well positioned to increase the number of these active dealer relationships. While we had over 240 active financing source customers as of June 30, 2006, we will focus on adding the captive financing affiliates of foreign automotive manufacturers, as well as select regional banks, financing companies, credit unions and other financing sources to our network. We also intend to increase the number of other service and information providers in our network, including insurance and other aftermarket providers. We have recently signed agreements with 10 aftermarket providers, which we anticipate will result in additional integrations in our network by the end of 2006. In addition, we expect to increase the number of lead providers who distribute their vehicle sales leads through our network to dealers. We currently have agreements with three lead providers to use the DealerTrack network as their distribution channel for delivering leads to their dealer customers.

Expand Our Product and Service Offerings
      We expect to expand our suite of products and services to address the evolving needs of our customers. We have identified a number of opportunities to leverage our network of relationships and our core competencies to benefit dealers, financing sources and other service and information providers. As our implementation of the DealerTrack Aftermarket Networktm progresses throughout 2006, we expect to add a greater variety of insurance and other aftermarket products and services to be offered in our network. We also see opportunities to generate additional revenue by aggregating automotive industry information we have collected and offering reporting of the aggregated information to dealers, financing sources and other industry participants. We also expect to take advantage of additional opportunities to enter new markets adjacent to our current products and services.

Pursue Acquisitions and Strategic Alliances
      We have augmented the growth of our business by completing strategic acquisitions. In executing our acquisition strategy, we have focused on identifying businesses that we believe will increase our market share or that have products, services and technologies that are complementary to our product and service offerings. We believe that our success in completing these acquisitions and integrating them into our business has allowed us to maintain our leadership position in the industry, enhance our network of relationships and accelerate our growth. We intend to continue to grow and advance our business through acquisitions and strategic alliances. We believe that acquisitions and strategic alliances will allow us to enhance our product and service offerings, sell new products using our network, improve our technology and/or increase our market share.

Our Products and Services
      We offer a broad suite of integrated solutions for the U.S. automotive retail industry that we believe improves our customers’ operating efficiency in the pre-sales marketing and prospecting, sales, and finance and insurance stages of the automotive retail industry value chain. We typically charge for our products and services on either a transaction and/or subscription basis as indicated below.

Segment	Products and Services	Subscription/Transaction

Pre-Sales Marketing and Prospecting:	• Chrome Carbook®	• Subscription
	• Chrome PC Carbook®	• Subscription
	• Lead Distribution (new in 2006)	• Transaction
	• WebsitePlustm	• Subscription

Sales:	• BookOut Pro	• Subscription
	• Chrome Inventory Searchtm	• Subscription
	• Credit Reports	• Transaction
	• SalesMakertm	• Subscription

Finance and Insurance:
Financing:	• ALG Residual Value Guides	• Subscription
	• BookOut	• Subscription
	• DealerTrack ToolKittm (includes our credit application processing product)	• Transaction
Aftermarket Sales:	• DealerTrack Aftermarket Networktm (new in 2006)	• Transaction
	• DealerTrack eMenutm	• Subscription
Contracting:	• DealTransfertm	• Subscription
	• eContracting	• Subscription and Transaction
	• eDocs	• Transaction

Data and Reporting:	• Activity Reportstm	• Subscription
	• ALG Data Services	• Subscription and Transaction
	• Chrome New Vehicle Data	• Subscription
	• Chrome VIN Search Data	• Subscription
	• DealerWire® (new in 2006)	• Subscription
	• DealWatchtm (new in 2006)	• Subscription
	• ExactIDtm (new in 2006)	• Transaction
      We generally charge dealers a monthly subscription fee for each of our subscription products and services. We charge our financing source customers a transaction fee for each credit application that dealers submit to them and for each financing contract executed via our electronic contracting and digital contract processing solution, as well as for any portfolio residual value analyses we perform for them. We charge a transaction fee to the dealer or credit report provider for each fee-bearing credit report accessed by dealers. We charge a transaction fee to the aftermarket provider for each aftermarket contract executed within our network. We charge a transaction fee to the lead provider for each sales lead distributed through our network to their dealer customers.

Pre-Sales Marketing and Prospecting
      Chrome Carbook® and Chrome PC Carbook® — Chrome Carbook and Chrome PC Carbook provide automotive specification and pricing information. These products enable dealers, financial institutions and consumers to specify and price both new and used automobiles online, which helps promote standardized information among these parties and facilitates the initial contact between buyer and seller. We charge our dealer customers and other industry participants subscription fees to use these products.
      Lead Distribution — Internet lead providers connected to DealerTrack can distribute their leads directly to dealers through the network. The growing use by dealers of the Internet for pre-sales and marketing activities has created a significant market of providers who collect, aggregate and “scrub” sales leads and distribute them to dealers. As many dealers use DealerTrack frequently throughout the day, the network provides a more immediate and efficient distribution channel for dealers to see and respond to the leads immediately. It also enables dealers to check whether customers have submitted a credit application as part of that lead. We charge our lead provider customers transaction fees for each lead distributed through the network.
      WebsitePlustm — WebsitePlus enables visitors to a dealer’s website to submit credit application data online that the dealer can then access by logging on to the DealerTrack network. This product provides dealers with valuable consumer leads. It also expedites the sales and finance process because the dealer does not need to re-enter the consumer’s credit information when the consumer enters the dealership. We charge our dealer customers subscription fees to use this product.

Sales
      BookOut Pro — BookOut Pro enables dealers to automatically value, or book out, their entire inventory in conjunction with an existing used car valuation tool. This tool allows dealers to view Black Book, Kelley Blue Book and NADA values without changing screens or reentering data, and to filter and sort their inventory using over 20 different variables. We charge our dealer customers a subscription fee to use this product.
      Chrome Inventory Searchtm — Chrome Inventory Search is a web-based automobile locator solution that enables automobile buyers and sellers to search inventory belonging to a single dealer or dealer group, using detailed specifications or selection criteria. Dealers can use this product to search inventory for automobiles to meet a specific consumer’s need. We charge our dealer customers subscription fees to use this product.
      Credit Reports — With Credit Reports, dealers can electronically access a consumer’s credit report prepared by each of Equifax Inc., Experian Information Solutions, Inc., TransUnion LLC and/or First Advantage CREDCO. The dealer can use the consumer’s credit report to determine an appropriate automobile and financing package for that particular consumer. We charge our dealer customers or credit report providers transaction fees each time a fee-bearing credit report is accessed by dealers.
      SalesMakertm — SalesMaker is a profit management system that allows dealers to search the hundreds of current financing source programs in our database, and, within seconds, find the current financing or lease program that is best for a consumer and the most profitable for themselves. SalesMaker also assists dealers in finding financing for consumers with low credit scores, while maximizing their own profit. In addition, dealers can quickly pre-qualify prospective consumers and then match the best financing source program against their available vehicle inventory. We charge our dealer customers subscription fees to use this product. SalesMaker represents the integration and enhancement of our previous DeskLink and FinanceWizard products.

Finance and Insurance
      ALG Residual Value Guides — ALG Residual Value Guides are the industry standard for the residual value forecasting of vehicles. New car residual values are available in a national percentage guide, as well as regional dollar guides. Financing sources and dealers use ALG Residual Value Guides as the basis to create leasing programs for new and used automotive leases. We charge our financing source customers, dealer customers and other industry participants subscription fees to use this product.
      BookOut — With BookOut, a dealer can quickly access used automobile values by year/make/model or vehicle identification number for use in the credit application process. We offer three separate BookOut subscriptions for data provided by Black Book, Kelley Blue Book and NADA. These products facilitate the financing process by providing dealers with reliable valuation information about the vehicle, and allow dealers to import the correct used car values into a DealerTrack credit application with a single click. We charge our dealer customers subscription fees to use these products.
      DealerTrack ToolKittm — DealerTrack ToolKit facilitates the online credit application process by enabling dealers to transmit a consumer’s credit application information to one or multiple financing sources and obtain credit decisions quickly and efficiently. Generally, our dealer customers maintain active relationships with numerous financing sources. We offer each financing source customer the option to provide other value added services to dealers that facilitate the financing process, including dealer reserve statements, payoff quotes, prospect reports for consumers nearing the end of their current loan or lease and reports of current financing rates and programs. We charge our financing source customers transaction fees for each credit application that dealers transmit electronically through the DealerTrack network.
      DealerTrack Aftermarket Networktm — The DealerTrack Aftermarket Network, launched in mid-2006, gives dealers access to real-time contract rating information and quote generation and will provide digital contracting for aftermarket products and services. Categories of aftermarket products and services represented on the network will include vehicle recovery systems and extended service contracts, such as credit, life and disability insurance. Since the DealerTrack Aftermarket Network functions are fully integrated within the DealerTrack network, we expect both dealers and aftermarket providers will benefit from improved accuracy and elimination of duplicate data entry. We will charge aftermarket providers a transaction fee for each aftermarket contract that is executed by a dealer within our network.
      DealerTrack eMenutm — DealerTrack eMenu allows dealers to consistently present consumers the full array of insurance and other aftermarket product options they offer in an electronic menu format. The product also creates an auditable record of the disclosures to consumers during the aftermarket sales process, helping to reduce dealers’ potential legal risks. We charge our dealer customers subscription fees to use this product.
      DealTransfertm — DealTransfer permits dealers to transfer transaction information directly between select dealer management systems and our DealerTrack ToolKit product with just a few mouse clicks. This allows dealers to avoid reentering transaction information once the information is on any of the dealer’s systems. We generally charge our dealer customers subscription fees to use this product.
      eContracting and eDocs — Our eContracting product allows dealers to obtain electronic signatures and transmit contracts and contract information electronically to financing sources that subscribe to eContracting. eContracting increases the speed of the automotive financing process by replacing the cumbersome paper contracting process with an efficient electronic process. Our eDocs digital contract processing service receives paper-based contracts from dealers, and digitizes the contract to be transmitted to the appropriate financing source. Together, eDocs and eContracting enable financing sources to create a 100% digital contract workflow. We charge our dealer customers subscription fees to use the eContracting product and our participating financing source customers transaction fees for each electronic or digital contract that we transmit electronically to them by eContracting or eDocs.

Data and Reporting
      ActivityReporttm — ActivityReport provides dealers with reports about their financing and insurance operations such as summaries of applications by type, term, amount and income, summaries of application statuses and approval ratios by financing source, credit score range or user, summaries of applications, statuses and the contract booking ratios by financing source, summaries of credit report activity by provider and score range and summaries of credit applications and credit reports by user. We charge our dealer customers subscription fees to use this product.

      ALG Data Services — ALG is the primary provider of vehicle residual value data to automotive industry participants, including manufacturers, banks and other financing sources, desking software companies and automotive websites. We charge industry participants subscription or transaction fees for this data and related services.
      Chrome New Vehicle Data — Chrome New Vehicle Data identifies automobile prices, as well as the standard and optional equipment available on particular automobiles. Dealers provide Chrome’s data on their websites and financing sources use the data in making financing decisions. We charge our dealer and financing source customers subscription fees to use this product.
      Chrome VIN Search Data — Chrome VIN Search Data assists a dealer in identifying an individual or group of automobiles by using vehicle identification numbers. Chrome VIN Search Data facilitates sales of a dealer’s used automobile inventory by ensuring accurate descriptions and valuations for both consumer trade-ins and used automobile inventory. We charge our dealer customers subscription fees to use this product.
      DealerWire® — With DealerWire, a dealership can evaluate sales and inventory performance for either new or used vehicles by make, model and trim, including information about unit sales, costs, days to turn, and front-end gross profit. The DealerWire product reviews actual vehicles on the dealership lot and provides specific recommendations for vehicles that should be added or removed to improve a dealership’s profitability and return on investment. We charge our dealer customers subscription fees to use this product.
      DealWatchtm — DealWatch provides dealers with a safe and reliable method to sign, store and protect customer and financing activity at the dealership. It also provides safeguards such as limited access to sensitive information based on a user’s role and permission, and can help reduce compliance risk by creating a consistent process for every customer financing deal. We charge our dealer customers subscription fees to use this product.
      ExactIDtm — ExactID assists dealers in validating each prospective customer’s identity and Office of Foreign Assets Control (“OFAC”) status. ExactID flags any potential OFAC match on the screen for immediate action and informs dealers of what steps to take in the event of a positive match. ExactID also helps verify a customer’s identity by comparing their presented information against various data sources for inconsistencies. We charge our dealer customers a transaction fee for each customer screening.
International
      Through DealerTrack’s subsidiary, dealerAccess Canada, Inc., DealerTrack is a leading provider of on-demand credit application processing services to the indirect automotive finance industry in Canada. We generally provide our Canadian customers with only our credit application processing product. We believe we have the potential in the future to provide our Canadian customers with an integrated suite of products and services similar to that which we offer our domestic customers. In the year ended December 31, 2005 and the six months ended June 30, 2006, our Canadian operations generated less than 10% of our net revenue.
Technology
      Our technology platform is robust, flexible and extendable and is designed to be integrated with a variety of other technology platforms. We believe our open architecture is fully scalable and designed for high availability, reliability and security. Product development expense for the years ended December 31, 2003, 2004 and 2005 was $1.5 million, $2.3 million and $5.6 million, respectively. Product development expense for the six months ended June 30, 2006 was $4.6 million. Our technology includes the following primary components:

Web-Based Interface
      Dealer and financing source customers access our on-demand application products and services through an easy-to-use web-based interface. Our web-based delivery method gives us control over our applications and permits us to make modifications at a single central location. We can easily add new functionality and deliver new products to our customers by centrally updating our software on a regular basis.

Partner Integration
      We believe that our on-demand model is a uniquely suited method of delivering our products and services to our customers. Our customers can access our highly specialized applications on-demand, avoiding the expense and difficulty of installing and maintaining them independently. Our financing source integration and partner integration use XML encoded messages. We are a member of both Standards for Technology in Automotive Retail (“STAR”) and American Financial Services Association (“AFSA”) and are committed to supporting published standards as they evolve.

Infrastructure
      Our technology infrastructure is hosted externally and consists of a production site and a disaster recovery site. We believe that the production site is fully redundant with no single point of major failure. Our customers depend on the availability and reliability of our products and services and we employ system redundancy in order to minimize system downtime.

Security
      We maintain high security standards with a layered firewall environment. Our communications are secured using secure socket layer 128-bit encryption. We employ an intrusion detection system operating both externally to our website (outside the firewall), as well as internally. Our firewalls and intrusion detection system are both managed and monitored continuously by an independent security management company. We also utilize a commercial software solution to securely manage user access to all of our applications. All incoming traffic must be authenticated before it is authorized to be passed on to the application. Once a user has been authorized, access control to specific functions within the site is performed by the application. Our access control system is highly granular and includes the granting and revocation of user permissions to functions on the site.
      We maintain a certification from Cybertrust Inc., a leading industry security certification body. This certification program entails a comprehensive evaluation of our security program, including extensive testing of our website’s perimeter defenses. As a result of this process, recommendations are made and implemented. The certification program requires continual monitoring and adherence to critical security policies and practices.
Customer Development and Retention

Sales
      Our sales resources are focused on four primary areas: dealers, financing sources, aftermarket providers, and other industry providers. Our sales resources strive to increase the number of products and services purchased or used by existing customers and also to sell products and services to new customers. Our dealer sales resources focus on selling our subscription-based products and services to dealers through field sales and telesales efforts, and also support the implementation of subscription-based and transaction-based products for dealers. Financing source relationships are managed by a team that also focuses on adding more financing sources to our network and increasing the use of our eContracting and eDocs solution. Relationships with our aftermarket providers and agents are managed by another team that also focuses on adding more aftermarket providers and agents to the network. Relationships with other providers (including automotive manufacturers) are managed across various areas of our company. Our sales resources within the United States consisted of 99 full-time employees as of June 30, 2006.

Training
      We believe that dealership employees often need specialized training to take full advantage of our solutions. As a result, we have developed and made available extensive training for them. We believe that this training is important to enhancing the DealerTrack brand and reputation and increasing utilization of our products and services. Training is conducted via telephone, the Internet and in person at the dealership. In training our dealers, we emphasize utilizing our network to help them increase profitability and efficiencies.

Marketing
      Our marketing strategy is to establish our brand as the leading provider of automotive sales and finance solutions for dealers, financing sources, aftermarket providers and other information and service providers. Our marketing programs include a variety of advertising, online and direct marketing, events and public relations activities targeted at key executives and other decision makers within the automotive retail industry, such as:

•	participation in, and sponsorship of, user conferences, trade shows and industry events;

•	using our website to offer our service and to provide product and company information;

•	cooperative marketing efforts with financing sources and other partners, including joint press announcements, joint trade show activities, channel marketing campaigns and joint seminars;

•	hosting events to publicize our products and services to existing customers and prospects;

•	facsimile, direct mail and email campaigns;

•	advertising in automotive trade magazines and other periodicals; and

•	providing news updates through frequent press releases and publishing thought leadership in media outlets and DealerTrack publications.

Customer Service
      We believe customer support is important to retaining and expanding our customer base. We have a comprehensive technical support program to assist our customers in maximizing the value they get from our products and services and solving any problems or issues with our service. We provide telephone support, e-mail support and online information about our products and services. Our customer service group handles general customer inquiries, such as questions about resetting passwords, how to subscribe to products and services, the status of product subscriptions and how to use our products and services, and is available to customers by telephone, e-mail or over the web. Our technical support specialists are extensively trained in the use of our products and services. Our customer service team consisted of 25 full-time employees as of June 30, 2006.
Customers
      Our primary customers are dealers and financing sources. Our network of financing sources includes the largest national prime, near prime and non-prime financing sources, regional and local banks and credit unions. As of June 30, 2006, we had over 240 active financing sources. The top 20 independent financing sources in the United States and nine automotive captive finance companies are among our customers. Our captive financing source customers are Hyundai Motor Finance Company, Infiniti Financial Services, Kia Motors Finance, Mitsubishi Motors Credit of America, Inc., Nissan Motor Acceptance Corporation, Porsche Financial Services, Southeast Toyota Finance, Subaru of America, Inc and Suzuki Financial Services. As of June 30, 2006, we had over 22,000 dealers actively using our network, including over 85% of the franchised dealers in the United States. Our top dealer group customers in the year ended December 31, 2005 included Asbury Automotive Group, Inc., AutoNation Inc., Sonic Automotive Inc., United Auto Group Inc. and Van Tuyl Inc. The subscription agreements with our dealers typically run for one to three years, with one-year automatic extensions. Our initial product subscription agreements with our financing source customers typically run for two to three years, with one-year automatic extensions. Our top financing source customers in the year ended December 31, 2005 included AmeriCredit Financial Services, Inc., Capital One Auto Finance, Inc., Chase Auto Finance, CitiFinancial Auto, Citizens Financial Group, Inc., HSBC Auto Finance, Triad Financial Corporation, Wells Fargo & Company, Wells Fargo Financial, Inc. and WFS Financial, Inc. No customer represented more than 10% of our revenue in the year ended December 31, 2005 or the six months ended June 30, 2006.

Competition
      The market for sales and finance solutions in the U.S. automotive retail industry is highly competitive, fragmented and subject to changing technology, shifting customer needs and frequent introductions of new products and services. Our current principal competitors include:

•	web-based automotive finance credit application processors, including CUDL and RouteOne;

•	proprietary finance credit application processing systems, including those used and provided to dealers by American Honda Finance Corp. and Volkswagen Credit;

•	dealer management system providers, including ADP, Inc. and The Reynolds and Reynolds Company;

•	automotive retail sales desking providers, including ADP, Inc. and Market Scan Information Systems, Inc.;

•	vehicle configuration providers, including Autodata Solutions Company, Automotive Information Center and JATO Dynamics, Inc.;

•	providers of services related to aftermarket products, including JM&A Group and the StoneEagle Group; and

•	providers of inventory analytic tools, including American Auto Exchange (which was purchased by JM&A Group in 2005), First Look, LLC and Manheim Auctions, Inc.
      We also compete with warranty and insurance providers, as well as software providers, among others, in the market for menu-selling products and services. Some of our competitors may be able to devote greater resources to the development, promotion and sale of their products and services than we can to ours, which could allow them to respond more quickly than we can to new technologies and changes in customer needs. In particular, RouteOne, a joint venture formed and controlled by Chrysler Financial Corporation, Ford Motor Credit Corporation, General Motors Acceptance Corporation and Toyota Financial Services, has relationships with these and other affiliated captive financing sources that are not part of our network. Our ability to remain competitive will depend to a great extent upon our ability to execute our growth strategy, as well as our ongoing performance in the areas of product development and customer support.
Government Regulation
      The indirect automotive financing and automotive retail industries are subject to extensive and complex federal and state regulation. Our customers, such as banks, finance companies, savings associations, credit unions and other financing sources, and dealers, operate in markets that are subject to rigorous regulatory oversight and supervision. Our customers must ensure that our products and services work within the extensive and evolving regulatory requirements applicable to them, including those under the Truth in Lending Act, the GLB Act, Regulation P, the Interagency Guidelines Establishing Information Security Standards, the Interagency Guidance on Response Programs for Unauthorized Access to Customer Information and Customer Notice, the FTC Privacy Rule, Safeguards Rule, and Consumer Report Information Disposal Rule, the Equal Credit Opportunity Act, the regulations of the Federal Reserve Board, the FCRA and other state and local laws and regulations. In addition, entities such as the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, the Office of Thrift Supervision, the National Credit Union Administration and the FTC have the authority to promulgate rules and regulations that may impact our customers, which could place additional demands on us.
      The role of our products and services in assisting our customers’ compliance with these requirements depends on a variety of factors, including the particular functionality, the interactive design, and the classification of the customer. We are not a party to the actual financing and lease transactions that occur in our network. Our financing source and dealer customers must assess and determine what applicable laws and regulations require of them and are responsible for ensuring that our network conforms to their regulatory needs.

Consumer Privacy and Data Security Laws
      Consumer privacy and data security laws on the federal and state levels govern the privacy of consumer information generally and may apply to our business in our capacity as a service provider for regulated financial institutions and dealers that are subject to the FTC’s Privacy Rule, Safeguards Rule and Consumer Report Information Disposal Rule, as well as state privacy and data security laws.
      These laws and regulations restrict our customers’ ability to share nonpublic personal consumer information with non-affiliated companies, as well as with affiliates under certain circumstances. They also require certain standards for information security plans and operations, including standards for consumer information protection and disposal, and notices to consumers in the event of certain security breaches. If we, a financing source or a dealer discloses consumer information provided through our network in violation of these laws, regulations or applicable privacy policies, we may be subject to claims from such consumers or enforcement actions by state or federal regulatory authorities.
      Legislation is pending on the federal level and in most states that could impose additional duties on us relating to the collection, use or disclosure of consumer information, as well as obligations to secure that information or provide notices in the event of an actual or suspected unauthorized access to or use of information contained within our system. The FTC and federal banking regulators have also issued regulations requiring regulated financial institutions to obtain certain assurances and contractual protections relating to the security and disposal of information maintained by service providers such as us.
      While we believe our current business model is consistent with existing laws and regulations, emerging case law and regulatory enforcement initiatives, as well as the passage of new laws and regulations, may limit our ability to use information to develop additional revenue streams in the future.

Fair Credit Reporting Act
      The FCRA imposes limitations on the collection, distribution and use of consumer report information and imposes various requirements on providers and users of consumer reports and any information contained in such reports. Among other things, the FCRA limits the use and transfer of information that would otherwise be deemed a consumer report under the FCRA, and imposes certain requirements on providers of information to credit reporting agencies and resellers of consumer reports with respect to ensuring the accuracy and completeness of the information and assisting consumers who dispute information on their consumer reports or seek to obtain information involving theft of their identity. The use of consumer report information in violation of the FCRA could, among other things, result in a provider of information or reseller of consumer reports being deemed a consumer reporting agency, which would subject the provider or reseller to all of the compliance requirements applicable to consumer reporting agencies contained in the FCRA and applicable regulations. While we believe we have structured our business so that we will not be considered to be a consumer reporting agency, we may in the future determine that it is necessary for us to become a consumer reporting agency due to changing legal standards, customer needs, or for competitive reasons. If we are deemed to be, or elect to treat ourselves as, a consumer reporting agency, our operating costs would increase, which could adversely affect our business, prospects, financial condition and results of operations.

State Laws and Regulations
      The GLB Act and the FCRA contain provisions that preempt some state laws to the extent the state laws seek to regulate the distribution and use of consumer information. The GLB Act does not limit states’ rights to enact privacy legislation that provides greater protections to consumers than those provided by the GLB Act. The FCRA generally prohibits states from imposing any requirements with respect only to certain specified matters and it is possible that some state legislatures or agencies may limit the ability of businesses to disclose consumer information beyond the limitations provided for in the GLB Act or the FCRA. For example, certain states permit consumers to “freeze” their credit bureau files under certain circumstances and require giving notices to consumers in the event of certain security breaches compromising their personal information. Our dealer customers remain subject to the laws of their respective states in such matters as consumer protection and deceptive practices.

Revised Uniform Commercial Code Section 9-105, E-SIGN and UETA
      In the United States, the enforceability of electronic transactions is primarily governed by the Electronic Signatures in Global and National Commerce Act, a federal law enacted in 2000 that largely preempts inconsistent state law, and the Uniform Electronic Transactions Act, a uniform state law that was finalized by the National Conference of Commissioners on Uniform State Laws in 1999 and has been adopted by most states. Case law has generally upheld the use of electronic signatures in commercial transactions and in consumer transactions where proper notice is provided and consumer consents to electronic contracting are obtained. UCC 9-105 provides requirements to perfect security interests in electronic chattel paper. These laws impact the degree to which the financing sources in our network use our eContracting product. We believe that our eContracting product enables the perfection of a security interest in electronic chattel paper by meeting the transfer of “control” requirements of UCC 9-105. However, this issue has not been challenged in any legal proceeding. If a court were to find that our electronic contracting product is not sufficient to perfect a security interest in electronic chattel paper, or if existing laws were to change, our business, prospects, financial condition and results of operations could be materially adversely affected.

Internet Regulation
      We are subject to federal, state and local laws applicable to companies conducting business on the Internet. Today, there are relatively few laws specifically directed towards online services. However, due to the increasing popularity and use of the Internet and online services, laws and regulations may be adopted with respect to the Internet or online services covering issues such as online contracts, user privacy, freedom of expression, “net neutrality,” pricing, fraud liability, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Proposals currently under consideration with respect to Internet regulation by federal, state, local and foreign governmental organizations include, but are not limited to, the following matters: on-line content, user privacy, restrictions on email and wireless device communications, data security requirements, “net neutrality” prioritizing web access and service, taxation, access charges, liability for third-party activities such as unauthorized database access, and jurisdiction. Moreover, we do not know how existing laws relating to these issues will be applied to the Internet and whether federal preemption of state laws will apply.
Intellectual Property
      Our success depends, in large part, on our intellectual property and other proprietary rights. We rely on a combination of patent, copyright, trademark and trade secret laws, employee and third-party non-disclosure agreements and other methods to protect our intellectual property and other proprietary rights. In addition, we license technology from third parties.
      We have been issued three United States utility patents and have patent applications pending in the United States, Canada and Europe. Two of the utility patents relate to, among other things, a system and method for credit application processing and routing. We have both registered and unregistered copyrights on aspects of our technology. We have a U.S. federal registration for the mark “DealerTrack.” We also have U.S. federal registrations and pending registrations for several additional marks we use and claim common law rights in other marks we use. We also have filed some of these marks in foreign jurisdictions. The duration of our various trademark registrations varies by mark and jurisdiction of registration. In addition, we rely, in some circumstances, on trade secrets law to protect our technology, in part by requiring confidentiality agreements from our vendors, corporate partners, employees, consultants, advisors and others.

Facilities
      Our corporate headquarters are located in Lake Success, New York, where we lease approximately 46,000 square feet of office space. As of June 30, 2006, our principal properties, all of which are leased, are described below:

Lease/Sublease
Use	Property Location	Expiration Date

Corporate headquarters	Lake Success, NY	October 31, 2015
Chrome Systems, Inc.	Portland, OR	August 31, 2008
webalg, inc.	Downers Grove, IL	November 30, 2009
DealerTrack Aftermarket Services, Inc.	Rosemont, IL	June 30, 2010
Automotive Lease Guide (alg), Inc.	Santa Barbara, CA	February 28, 2007
DealerTrack Digital Services, Inc.	Wilmington, OH	August 31, 2007
DealerTrack Digital Services, Inc.	Wilmington, OH	July 31, 2009
DealerTrack Aftermarket Services, Inc.	Longwood, FL	January 1, 2009
dealerAccess Canada, Inc.	Richmond Hill, Ontario	April 30, 2008
Employees
      As of June 30, 2006, we had a total of 589 employees. None of our employees is represented by a labor union. We have not experienced any work stoppages and believe that our relations with our employees are good.
Legal Proceedings
      From time to time, we are a party to litigation matters arising in connection with the normal course of our business, none of which is expected to have a material adverse effect on us. In addition to the litigation matters arising in connection with the normal course of our business, we are party to the litigation described below.
      On January 28, 2004, we filed a Complaint and Demand for Jury Trial against RouteOne in the United States District Court for the Eastern District of New York, Civil Action No. CV 04-322 (SJF). The complaint seeks declaratory and injunctive relief, as well as damages against RouteOne for infringement of two patents owned by us which relate to computer implemented automated credit application analysis and decision routing inventions. The complaint also seeks relief for RouteOne’s acts of copyright infringement, circumvention of technological measures and common law fraud and unfair competition. Discovery has generally been completed and dispositive motions have been briefed. The Court has not yet scheduled hearings for claim construction or on the dispositive motions. We intend to pursue our claims vigorously.
      On April 18, 2006, we filed a Complaint and Demand for Jury Trial against David Huber, Finance Express and three of their unnamed dealer customers in the United States District Court for the Central District of California, Civil Action No. CV06-2335 AG (FMOx). The complaint seeks declaratory and injunctive relief, as well as damages against the defendants for infringement of two patents owned by us that relate to computer implemented automated credit application analysis and decision routing inventions. The complaint also seeks relief for Finance Express’s acts of copyright infringement, violation of the Lanham Act and violation of the California Business and Professional Code. The defendants have made certain counterclaims in their answer. We intend to pursue our claims and defend any counterclaims vigorously.

MANAGEMENT
Directors and Executive Officers
      The following table sets forth certain information about our executive officers and directors as of August 28, 2006.

Name	Age	Position

Mark F. O’Neil	48	Chairman of the Board, President and Chief Executive Officer
John A. Blair	45	Chief Executive Officer — Automotive Lease Guide (alg), Inc.
Robert J. Cox III	40	Senior Vice President, Chief Financial Officer and Treasurer
Charles J. Giglia	55	Senior Vice President, and Chief Information Officer — DealerTrack, Inc.
Ana M. Herrera	49	Vice President, Human Resources — DealerTrack, Inc.
Eric D. Jacobs	39	Senior Vice President, General Counsel and Secretary
Richard McLeer	41	Senior Vice President, Strategy & Development — DealerTrack, Inc.
Raj Sundaram	39	Senior Vice President, Dealer Solutions — DealerTrack, Inc.
David P. Trinder	48	Senior Vice President, Network Solutions — DealerTrack, Inc.
Rick G. Von Pusch	44	Senior Vice President, Customer Development — DealerTrack, Inc.
Howard L. Tischler	52	Lead Director
Mary Cirillo-Goldberg	59	Director
Steven J. Dietz	43	Director
Thomas R. Gibson	64	Director
John J. McDonnell, Jr.	68	Director
James David Power III	74	Director
      Mark F. O’Neil has served as our Chairman of the Board, President and Chief Executive Officer since May 2005 and has served as a member of the board of directors since August 2001. From August 2001 to May 2005, Mr. O’Neil served as our Chief Executive Officer and President. From February 2001 to May 2005 and since August 2006, Mr. O’Neil has served as President, and he continues to serve as Chairman of the Board, Chief Executive Officer and a director of DealerTrack, Inc. Mr. O’Neil began his career at Intel Corporation, where he first developed knowledge of the technology industry. He subsequently worked for McKinsey & Co. before moving to the automotive industry in the late 1980’s. His experience in the automotive industry includes serving as President of Ertley MotorWorld, a dealer group based in Pennsylvania. From this traditional retail dealer group, Mr. O’Neil went on to co-found and lead the development and rollout of CarMax, Inc., a publicly-held used automobile retailer. From June 2000 through January 2001, Mr. O’Neil was President and Chief Operating Officer of Greenlight.com, an online automotive sales website. He also serves as a director of DealerTire LLC, a privately held company. Mr. O’Neil holds a BS in Industrial Engineering from Worcester Polytechnic Institute and an MBA from Harvard Business School.
      John A. Blair has served as Chief Executive Officer of our Automotive Lease Guide (alg), Inc. subsidiary since May 2005. Mr. Blair served as Chief Executive Officer of Automotive Lease Guide (alg), LLC, from 1996 until its acquisition by us in May 2005 and President of our DealerTrack Data Services, Inc. subsidiary from May 2005 to August 2006. Mr. Blair also served as Chief Executive Officer of webalg, Inc., the developer of PaymentTrack, from March 2000 to March 2002. webalg was also acquired by us in August 2001. Prior to joining ALG, Mr. Blair held marketing and management positions with Xerox Corporation and IBM Corporation. Mr. Blair holds a BA in Economics from the University of California, Santa Barbara.
      Robert J. Cox III has served as our Senior Vice President, Chief Financial Officer and Treasurer since November 2004. From May 2002 to October 2004, Mr. Cox was our Vice President of Finance and Treasurer, from January 2002 to April 2002, Mr. Cox served as our Vice President of Finance, Treasurer and Secretary, from August 2001 to December 2001, Mr. Cox served as our Director of Finance, Treasurer and Secretary, and from June 2001 to July 2001, Mr. Cox served as Director of Finance, Treasurer and Secretary for DealerTrack,

Inc. In 1998, Mr. Cox joined Triton International, Inc., a facilities-based provider of wireless and wire-line telecommunications products, as its Executive Vice President and Chief Financial Officer and left in January 2001. Triton filed a bankruptcy petition under Chapter 7 of the Bankruptcy Code on August 29, 2001. In 1991, he joined Green Stamp America, Inc., a real estate investment company, as their Controller and was elevated to the position of Chief Financial Officer in 1996. Mr. Cox began his career at KPMG LLP in the audit practice. Mr. Cox holds a BS in Accounting from St. Bonaventure University and an MBA from the Columbia University Graduate School of Business and is a CPA.
      Charles J. Giglia has served as Senior Vice President and Chief Information Officer of DealerTrack, Inc. since January 2003. From February 2001 until January 2003 he served as Vice President and Chief Information Officer of DealerTrack, Inc. Previously, he served as a Vice President of the Chase Manhattan Bank, responsible for Internet development in its Diversified Consumer Services business. Prior to that, from 1980 to 1995, he served as online delivery group project manager with responsibility for managing multiple service delivery applications. Mr. Giglia holds a BS in Computer Science with a minor in Business and an MBA in Management Information Systems, both from the New York Institute of Technology.
      Ana M. Herrera has served as Vice President, Human Resources, of DealerTrack, Inc. since May 2005. From September 2002 to May 2005, Ms. Herrera was Vice President of Human Resources at MeadWestvaco Corporation, where she led the global human resources function for the company’s Consumer Packaging Group. Prior to this, Ms. Herrera spent two years as a consultant, working on a wide range of human resources assignments for a diverse group of clients. Other previous experience includes having served as Vice President of Human Resources for Revlon Consumer Products Corporation’s International Division, and as, first, Director and later Vice President of Human Resources for Duracell Corporation. Ms. Herrera holds a BS in Business Administration from California State Polytechnic University.
      Eric D. Jacobs has served as our Senior Vice President, General Counsel and Secretary since January 2004 and President of dealerAccess Canada, Inc., our Canadian subsidiary, since August 2006. From April 2002 to December 2003, Mr. Jacobs served as our Vice President, General Counsel and Secretary. Mr. Jacobs was an associate at the international law firm of O’Melveny & Myers LLP where he specialized in general corporate and securities law from August 1998 to April 2002. Prior to becoming an attorney, Mr. Jacobs was an audit manager at KPMG LLP. Mr. Jacobs holds a BS in Business Administration with a major in Accounting, magna cum laude, from Rider University and a JD, with honors, from the Rutgers School of Law-Newark, and is a CPA.
      Richard McLeer has served as Senior Vice President, Strategy & Development, of DealerTrack, Inc. since August 2006. From April 2005 to August 2006, Mr. McLeer served as Vice President, Credit and Contract Solutions for DealerTrack, Inc., and served as our National Lender Development Manager from February 2001 to April 2005. From 1996 to 2001, Mr. McLeer was Senior Vice President and National Product Director for the Bank of America Auto Group, and previously held a variety of marketing, sales, and business development positions at Bank of America. Prior to that, Mr. McLeer worked at Trans Union Corporation from 1993 to 1996. Other previous experience includes two years serving as controller of Ellesse, U.S.A., a division of Reebok, and four years in public accounting. Mr. McLeer holds a BS in Accounting from Hofstra University and is a CPA.
      Rajesh (Raj) Sundaram has served as Senior Vice President, Dealer Solutions, of DealerTrack, Inc. since August 2006. Mr. Sundaram served as President of Automotive Lease Guide (alg), Inc. and President of Automotive Lease Guide (alg), LLC, from 2002 to until its acquisition by us in May 2005, and continued to hold those positions from May 2005 to August 2006. Prior to joining ALG as Vice President and General Manager in 1999, Mr. Sundaram served as Senior Manager, Strategic Planning and Pricing at Nissan North America, Inc. from 1997 to 1999, and held various positions in financial planning including Finance Manager, Infiniti division at Nissan North America, Inc. from 1994 to 1997. Mr. Sundaram previously held roles in the controller’s office of the Ford division of Ford Motor Company from 1991 to 1994. Mr. Sundaram holds BS and MS degrees in Accounting from the University of Mumbai in India and an MBA in Finance from Lehigh University.
      David P. Trinder has served as Senior Vice President, Network Solutions, of DealerTrack, Inc. and Chief Executive Officer of dealerAccess Canada, Inc., our Canadian subsidiary, since August 2006. Mr. Trinder served as President of DealerTrack Aftermarket Services, Inc. from June 2005 to August 2006 and Chief Executive Officer and President of dealerAccess Canada, Inc. from January 2004 to August 2006. Mr. Trinder served as

President and Chief Executive Officer of dealerAccess Canada, Inc., from April 2002 until its acquisition by DealerTrack in January of 2004. In the years before joining dealerAccess Canada, Inc., Mr. Trinder built and operated two businesses in South Africa, and followed this as director of a venture capital fund that focused on IT investments. Mr. Trinder holds a Bachelor of Commerce and an MBA from the University of Cape Town, South Africa, and is a South African Chartered Accountant.
      Rick G. Von Pusch has served as Senior Vice President, Customer Development, of DealerTrack, Inc. since August 2006. From April 2006 to August 2006, Mr. Von Pusch served as President of Sales and Marketing at 5Square Systems, a provider of CRM, desking and menu products. Mr. Von Pusch served as Vice President of U.S. Retail Sales at Reynolds and Reynolds Corporation from April 2005 to October 2005, Area Vice President from October 2001 to April 2005 and held various positions in sales and sales management at Reynolds and Reynolds from 1988 to 2001. Mr. Von Pusch also was a sales representative for NCR Corporation from 1985-1987. Mr. Von Pusch holds a BA degree in Management Information Systems from the University of South Florida.
      Howard L. Tischler has served as lead director of DealerTrack since April 2006 and as a director of DealerTrack since March 2003. Since September 2005, Mr. Tischler has been employed by First Advantage Corporation, where he serves as Group President of First Advantage Dealer Services. From 2001 until September 2005, Mr. Tischler was President and Chief Executive Officer of First American Credit Management Solutions, Inc. (“CMSI”), which was a subsidiary of The First American Corporation, as well as Teletrack, Inc. From 1999 until our acquisition of Credit Online, Inc. from CMSI in 2003, Mr. Tischler was President and Chief Executive Officer of Credit Online. Mr. Tischler currently serves on the Engineering Advisory Board at George Washington University. He holds a BS degree in Mathematics from the University of Maryland and an MS degree in Engineering and Operations Research from The George Washington University.
      Mary Cirillo-Goldberg has served as a director of DealerTrack since December 2002 and as lead director from May 2005 to April 2006. Since September 2003, Ms. Cirillo-Goldberg has served as an advisor to Hudson Ventures, a venture capital fund. Ms. Cirillo-Goldberg served as the Chairman and Chief Executive Officer of OPCENTER, LLC, a privately held company that provides help desk, e-commerce and network operations services, from March 2000 to September 2003. From June 1997 through March 2000, she served as Executive Vice President and Managing Director of Bankers Trust Corporation. Ms. Cirillo-Goldberg currently serves as a director of three publicly-held companies: ACE Limited, Health Care Property Investors, Inc. and The Thomson Corporation.
      Steven J. Dietz has served as a director of DealerTrack since April 2002. Mr. Dietz is employed by GRP Management Services, Inc., a private equity firm and affiliate of GRP II, L.P., GRP II Partners, L.P. and GRP II Investors, L.P., where he has been a Partner since 1996 when the firm was created. Prior to 1996, Mr. Dietz served as a Senior Vice President in the investment banking division of the Donaldson, Lufkin & Jenrette Securities Company. Mr. Dietz also serves as a director of several privately held companies, including UGO Networks, Inc., an Internet advertising business, EMN8, Inc., a provider of automated self-service technologies, OnTech, Inc., a provider of self-heating solutions to the consumer packaged goods industry, Teleflip, Inc., a SMS message service provider, and Zag, Inc., a company whose technology and services solution is available on a private label basis to affinity and membership organizations as a way of improving the consumers’ car buying experience. Mr. Dietz served as a director and member of the audit committee of Garden.com from 1998 until January 2001, when the company’s securities were no longer registered pursuant to Section 12 of the Exchange Act. Mr. Dietz holds a BS in Finance from the University of Colorado.
      Thomas R. Gibson has served as a director of DealerTrack since June 2005. Mr. Gibson has served as Chairman Emeritus of Asbury Automobile Group, one of the nation’s largest automotive retailers, from 2004 to the present. Mr. Gibson served as Asbury’s Chairman from 1994 to 2003, Chief Executive Officer between 1994 and 1999 and interim Chief Executive Officer for a portion of 2001. Prior to joining Asbury, he served as President and Chief Operating Officer of Subaru of America, Inc. and as Director of Marketing Operations and General Manager of Import Operations for Chrysler. Mr. Gibson began his career in 1967 with Ford Motor Company and held key marketing and field management positions in both the Lincoln-Mercury and Ford divisions. He also serves on the board of directors of IKON Office Solutions, which is publicly-held, and DealerTire LLC. Mr. Gibson is a graduate of DePauw University and holds an MBA from Harvard University.
      John J. McDonnell, Jr. has served as a director of DealerTrack since July 2005. Mr. McDonnell is the founder, and has served since April 2001 as Chairman and Chief Executive Officer of TNS, Inc., a publicly-held leading provider of data communications services to processors of credit card, debit card and ATM transactions worldwide. Previously, he served as Chairman and Chief Executive Officer of PaylinX Corp., a software provider for transaction processing from November 1999 until it was sold to CyberSource Corp. in September 2000. He remains a director of CyberSource, a publicly-held company. Prior to that, Mr. McDonnell was President, Chief Executive Officer and a director of Transaction Network Services, Inc. from the time he founded the company in 1990. Mr. McDonnell is also a founder and director of the Electronic Funds Transfer Association. Mr. McDonnell holds a BS in Electrical Engineering from Manhattan College, an MSEE from Rensselaer Polytechnic Institute and an Honorary Doctorate of Humane Letters from Marymount University.
      James David Power III has served as a director of DealerTrack since June 2002. Mr. Power has spent more than 35 years at, is a founder of, and from 1996 until April 2005 served as the Chairman of the Board of J.D. Power and Associates, a marketing information firm. Mr. Power also serves as a director of IMPCO Technologies, Inc., a public company, which supplies alternative fuel products to the transportation, industrial and power generation industries. In 1992, Mr. Power was a recipient of the Automotive Hall of Fame’s Distinguished Service Citation, awarded each year to seven of the industry’s most accomplished leaders. He holds honorary doctorate degrees from College of the Holy Cross, California Lutheran University, California State University, Northridge and College Misericordia. He also serves as an adjunct professor of marketing at California State University, Northridge. Mr. Power holds a BA from the College of the Holy Cross and an MBA from The Wharton School of Finance at the University of Pennsylvania.
Board of Directors
      Our fifth amended and restated certificate of incorporation and amended and restated by-laws authorize a board of directors consisting of at least five, but no more than nine members. Currently, we have seven members on our board of directors, a majority of whom are independent as defined under NASDAQ Marketplace Rule 4200(a)(15).
      In accordance with the terms of our fifth amended and restated certificate of incorporation, our board of directors is divided into three classes equal in size to the extent possible (class I, class II and class III), with each class serving staggered three-year terms. The members of our board are divided into these three classes as follows:

Class	Directors

Class I: Term expires 2009 and every three years thereafter	Messrs. Power and Tischler
Class II: Term expires 2007 and every three years thereafter	Messrs. Dietz and McDonnell
Class III: Term expires 2008 and every three years thereafter	Ms. Cirillo-Goldberg and Messrs. Gibson and O’Neil
      Our fifth amended and restated certificate of incorporation also provides that the authorized number of directors is as set out in the by-laws, which may be changed by resolution of our board of directors or by the affirmative vote of the stockholders who hold 75% of the voting power of our outstanding capital stock. The affirmative vote of the holders of 75% or more of our voting stock is required to remove a director for cause. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors and the limitations on the removal of our directors may have the effect of delaying or preventing changes in the control of us or our management.
      Each executive officer is elected or appointed by, and serves at the discretion of, our board of directors. Each of our executive officers and directors, other than non-employee directors, devotes his or her full time to our affairs. There are no family relationships among any of our directors or executive officers.

Board Committees
      Our board of directors has four standing committees: audit committee, compensation committee, nominating and corporate governance committee, and investment committee. All members of our audit, compensation, nominating and corporate governance, and investment committees are non-management directors who, in the opinion of our board of directors, are independent as defined under NASDAQ standards. Our board of directors has approved a written charter for each committee which is available at www.dealertrack.com.
      Audit Committee. We have an audit committee consisting of Messrs. Dietz, Gibson, and McDonnell. Mr. Dietz chairs the audit committee. The board of directors has determined that each member of the audit committee is independent and that Mr. Dietz is an audit committee financial expert, as defined by SEC rules, and has financial sophistication, in accordance with the applicable NASDAQ listing standards. The purpose of the audit committee is to oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee’s responsibilities include assisting our board of directors in its oversight and evaluation of:

•	the integrity of our financial statements;

•	the independent registered public accounting firm’s qualifications and independence; and

•	the performance of our independent registered public accounting firm.
      The audit committee has the sole and direct responsibility for appointing, evaluating and retaining our independent registered public accounting firm and for overseeing their work. All audit and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee. The audit committee also reports to stockholders as required by the SEC.
      Compensation Committee. We have a compensation committee consisting of Ms. Cirillo-Goldberg and Messrs. Gibson and McDonnell. Ms. Cirillo-Goldberg chairs the committee. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Specific responsibilities of our compensation committee include:

•	reviewing our compensation philosophy;

•	reviewing and recommending approval of compensation of our executive officers; and

•	administering our stock incentive and employee stock purchase plans.
      The compensation committee also reports to stockholders on executive compensation items as required by the SEC.
      Nominating and Corporate Governance Committee. We have a nominating and corporate governance committee consisting of Ms. Cirillo-Goldberg and Messrs. Power and Tischler. Mr. Tischler chairs the committee. The purposes of the nominating and corporate governance committee include:

•	identifying and recommending nominees for election to our board of directors;

•	determining committee membership and composition; and

•	overseeing the evaluation of our board of directors.
      Investment Committee. We have an investment committee consisting of Messrs. Dietz, Gibson and Tischler. Mr. Dietz chairs the committee. The investment committee was formed in January 2006. The purpose of our investment committee is to review investment and acquisition opportunities, approve certain acquisitions and investment transactions and also make recommendations to our board of directors.

Compensation of Directors
      Directors who are also employees receive no fees for their services as directors. All other directors receive the following compensation for their services:

Annual Fee:	$25,000 per director.

Annual Committee Chair Retainer:	$5,000 for the chair of each of our compensation and nominating and corporate governance committees. $10,000 for the chair of our audit committee.

Attendance Fee for Board Meetings:	$2,000 for each board of directors meeting attended in person, $1,000 for telephonic attendance. We also reimburse directors for their expenses to attend meetings.

Committee Member Retainer:	$2,000 for each committee meeting attended other than the investment committee, with the audit and compensation committee chairs receiving $2,500 for each committee meeting attended.

Initial Equity Grant:	Options to purchase 30,000 shares of our common stock upon becoming a director. The grant vests in three equal annual installments commencing on the first anniversary of the grant date, subject to the director’s continued service as a director.

Annual Equity Grant:	3,500 shares of restricted common stock each year on the date of our annual meeting. This grant vests in three equal annual installments commencing on the first anniversary of the grant date, subject to the director’s continued service as a director.
      Directors also are eligible to participate in the Directors’ Deferred Compensation Plan, a non-qualified retirement plan. The Directors’ Deferred Compensation Plan allows our non-employee directors to elect to defer certain of the fees they would otherwise be entitled to receive for services rendered as directors. Amounts deferred under the Directors’ Deferred Compensation Plan are general liabilities of DealerTrack and are represented by bookkeeping accounts maintained on behalf of the participants. Such accounts are deemed to be invested in share units that track the value of our common stock. Distributions will generally be made to a participant either following the end of the participant’s service on our board of directors, following a change of control if so elected, or at a specified time elected by the participant prior to the deferral. Distributions will generally be made in the form of shares of our common stock. Our Directors’ Deferred Compensation Plan is intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”).
      We have granted the following stock options under our 2001 Stock Option Plan and our 2005 Incentive Award Plan to the following non-employee directors as of June 30, 2006:

	Number of Shares
Name of Director	Underlying Options	Date of Grant

Howard L. Tischler	40,000	May 26, 2005
Mary Cirillo-Goldberg	6,250	January 30, 2003
	50,000	May 26, 2005
James David Power III	6,250	June 18, 2002
	50,000	May 26, 2005
Steven J. Dietz	40,000	May 26, 2005
Thomas R. Gibson	30,000	June 29, 2005
John J. McDonnell, Jr.	30,000	July 28, 2005
      During the year ended December 31, 2004, we did not grant any stock options to the non-employee members of our board of directors.

      Each of our non-employee directors was granted 3,500 shares of restricted common stock on May 26, 2005, except for Mr. Gibson and Mr. McDonnell who were each granted 3,500 shares of restricted common stock on June 29, 2005 and July 28, 2005, respectively. The vesting commencement date for this restricted common stock is July 1, 2005, except for Mr. McDonnell’s restricted common stock, which has a vesting commencement date of July 28, 2005. Additionally, on June 14, 2006, the date of our annual meeting of stockholders, each of our non-employee directors received an annual grant of 3,500 shares of restricted common stock. This restricted common stock vests in three equal annual installments from the vesting commencement date.
      The non-employee directors are also covered by the Stock Ownership and Retention Plan, which is described in more detail below.
Executive Compensation
      The following table sets forth the total compensation accrued for the year ended December 31, 2005 for our president and chief executive officer and each of our four other most highly compensated executive officers who earned at least $100,000 and who served as executive officers as of December 31, 2005. We collectively refer to these five individuals as our “named executive officers.”
Summary Compensation Table

						Long-Term
		Annual Compensation				Compensation Awards

				Other			Number of
				Annual		Restricted	Securities
				Compen-		Stock	Underlying	All Other
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	sation ($)		Awards ($)(2)	Options (#)	Compensation ($)(3)

Mark F. O’Neil	2005	$476,000	$600,000	—		$513,000	125,000	$5,000
Chairman of the Board,	2004	450,000	557,201	—		—	581,953	5,000
President and Chief Executive Officer
John A. Blair(4)	2005	200,245	218,750	—		—	40,000	—
President — DealerTrack Data Services, Inc.
Eric D. Jacobs	2005	250,000	180,000	—		171,000	50,000	5,000
Senior Vice President,	2004	225,655	135,393	$15,624	(5)	—	120,000	5,000
General Counsel and Secretary
Vincent Passione(6)	2005	370,000	310,000	—		256,500	60,000	5,000
President — DealerTrack, Inc.	2004	350,000	237,195	26,767	(5)	—	118,000	5,000
David P. Trinder	2005	274,092	160,000	155,924	(7)	85,500	35,000	6,688
President — DealerTrack	2004	226,453	139,581	8,817	(8)	—	48,000	5,954
Aftermarket Services, Inc.

(1)	The amounts shown include bonuses earned in the year noted although such amounts are payable in the subsequent year. The amounts shown exclude bonuses paid in the year noted but earned in prior years.

(2)	The following restricted common stock grants were made to the named executive officers during 2005: (i) Mr. O’Neil — 30,000 shares. The market value of these shares as of December 31, 2005 was $629,400; (ii) Mr. Jacobs — 10,000 shares. The market value of these shares as of December 31, 2005 was $209,800; (iii) Mr. Passione — 15,000 shares. The market value of these shares as of December 31, 2005 was $314,700; and (iv) Mr. Trinder — 5,000 shares. The market value of these shares as of December 31, 2005 was $104,900. Holders of restricted common stock are eligible to receive dividends when and if the company should declare them.

(3)	The amounts shown represent matching contributions under our 401(k) Plan and for Mr. Trinder, our equivalent plan in Canada.

(4)	Represents compensation received from May 25, 2005, the start date of Mr. Blair’s employment.

(5)	The amounts shown represent temporary housing paid by us.

(6)	Mr. Passione will be leaving the Company effective as of August 31, 2006.

(7)	The amount shown consists of: (a) $3,971 auto allowance; (b) $60,000 relocation expenses; (c) $36,953 gross up payment to compensate for taxes owed on a portion of the relocation expenses; and (d) $55,000 cost of living stipend.

(8)	The amount shown represents an auto allowance.
Options Granted in 2005 to the Named Executive Officers
      The following table provides information regarding stock options to purchase our common stock granted to the named executive officers during 2005:

	Individual Grant(1)
					Potential Realizable Value at
		% of Total			Assumed Annual Stock Price
	Number of	Options			Rates of Appreciation for
	Shares	Granted to	Exercise		Option Term(3)
	Underlying	Employees in	Price Per	Expiration
Name	Options	Fiscal Year	Share(2)	Date	5%	10%

Mark F. O’Neil	125,000	10.00%	$12.92	05/2015	$1,015,665	$2,573,894
John A. Blair	40,000	3.20	12.92	05/2015	325,013	823,646
Eric D. Jacobs	50,000	4.00	12.92	05/2015	406,266	1,029,558
Vincent Passione	60,000	4.80	12.92	05/2015	487,519	1,235,469
David P. Trinder	35,000	2.80	12.92	05/2015	284,386	720,690

(1)	Based on an aggregate of 1,250,400 options to purchase our common stock granted to our employees in 2005, including the named executive officers. These options were granted under our 2005 Incentive Award Plan and are subject to its terms. 25% of the shares subject to the option vest on the first anniversary of the grant and 1/36th of the remaining shares subject to the option will vest each month thereafter.

(2)	The exercise price per share was determined to be equal to the fair market value per share of our common stock as valued by our board of directors on the date of grant.

(3)	Shown are the hypothetical gains or option spreads that would exist for the respective options. These gains are based on assumed rates of annual compounded stock price appreciation on our common stock of 5% and 10% from the date the option was granted over the option term of ten years. The 5% and 10% assumed rates of appreciation are mandated by SEC rules and do not represent our projection of future increases in the price of our common stock.
Aggregated Stock Options Exercises in 2005 by the Named Executive Officers and 2005 Year-End Stock Option Values
      The following table provides information regarding options exercised by each named executive officer during 2005, the number of unexercised options at fiscal year-end and the value of unexercised “in-the-money” options at fiscal year-end:

			Number of Shares		Value of Unexercised
	Number of		Underlying Unexercised		In-the-Money Options
	Shares		Options at Year-End		at Year-End(2)
	Acquired on	Value
Name	Exercise	Realized(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

Mark F. O’Neil	225,000	$3,195,000	550,397	405,957	$9,945,554	$6,113,798
John A. Blair	—	—	—	40,000	—	322,400
Eric D. Jacobs	30,000	426,000	61,171	119,832	1,112,089	1,672,546
Vince Passione	—	—	127,754	255,961	2,322,568	4,046,171
David P. Trinder	11,666	165,657	9,499	61,835	172,692	769,960

(1)	The values for the “value realized” represent the difference between the exercise price of the options and the price of our common stock in our initial public offering in December 2005, which was $17.00 per share. The use of our initial public offering price is in accordance with SEC guidance and this price is not reflective of the fair market value on the date the options were actually exercised.

(2)	The values for “in-the-money” options represent the difference between the exercise price of the options and the closing price of our common stock on December 31, 2005, which was $20.98 per share.

Compensation Committee Interlocks and Insider Participation
      None of our executive officers serves, or during the year ended December 31, 2005 served, as a member of the compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. No member of our compensation committee has ever been an employee of DealerTrack.
2006 Executive Equity Awards

		Restricted Common Stock
	Number of Shares
	Underlying	Annual	Long Term
Name	Options(1)	Grant(2)	Incentive Grant(3)

Mark F. O’Neil	90,000	35,000	170,000
John A. Blair	18,000	9,000	20,000
Eric D. Jacobs	20,000	10,000	50,000
Vincent Passione	33,300	15,000	—
David P. Trinder	18,000	9,000	35,000

(1)	These options were granted on January 27, 2006 with an exercise price of $20.68. The stock options vest as follows: 25% of the shares subject to the option will vest on the first anniversary date, and 1/36th of the remaining shares subject to the option will vest each month thereafter, such that 100% of the shares subject to the option will be fully vested on four years after the date of grant.

(2)	These shares were granted on January 27, 2006. The restrictions on the restricted common stock lapse on 25% of the restricted common stock each year on the anniversary of the grant such that all of the restrictions shall lapse at the end of four years.

(3)	These shares were granted as a long-term performance award on August 2, 2006. Each restricted common stock award will vest in full on January 31, 2010, provided that the employee remains employed by us on such date. The amount that will vest at such time is subject to the achievement of certain pre-established performance goals for the years ending December 31, 2007, 2008 and 2009. These performance goals are equally based on both our earnings before interest, taxes, depreciation and amortization, as adjusted, and the market value of our common stock, in each case as measured on the last day of the year. The awards will accelerate in full upon a change of control, if any. The total number of restricted common stock issued was 565,000 shares.
Employment Agreements with Named Executive Officers
      Each of our named executive officers has entered into a written employment agreement with us or one of our subsidiaries that governs the terms and conditions of his employment. Except as set forth in the succeeding paragraph with regard to Mr. Blair, each employment agreement with respect to the named executive officers provides:

•	The initial term of employment is through June 30, 2007, and will automatically be extended for additional one-year periods unless either party notifies the other of non-extension at least 60 days prior to the end of a term.

•	The annual base salary for each of the named executive officers is as follows:

		Minimum
		Per
	2006	Agreement

Mark F. O’Neil	$495,040	$476,000
John A. Blair	$260,000	$250,000
Eric D. Jacobs	$260,000	$250,000
Vincent Passione	$383,000	$370,000
David P. Trinder	$260,000	$250,000

•	Each named executive officer is eligible to receive an annual performance-based cash bonus. Each year, the amount of such bonus, if any, is determined based upon our performance relative to certain performance benchmark targets.

•	Each named executive officer is prohibited from competing with us or soliciting our employees or customers during the term of his employment and for a period of two years thereafter, and from disclosing our confidential or proprietary information indefinitely.

•	In the event that a named executive officer’s employment is terminated by us without “cause” or by the executive for “good reason,” the named executive officer will be entitled to continue to participate in our health and welfare benefit plans for a period of one year following termination and to continue to be paid his base salary for a period of two years following termination. Additionally, the named executive officer shall be entitled to receive a pro rata annual bonus based on the percentage of the year worked through the date of termination. Notwithstanding the foregoing, in no event will any named executive officer be entitled to receive any such payment or benefits after he or she violates any non-compete, non-disclosure or non-solicit covenant. “Cause” means any of the following: (i) the executive officer’s conviction for a felony, commission of fraud or embezzlement upon us; (ii) the executive officer’s commission of any willful act intended to injure our reputation, business, or business relationships; (iii) the refusal or failure to perform his duties with us in a competent and professional manner (in certain cases, with a cure period of ten business days); or (iv) the refusal or failure of the executive officer to comply with any of his material obligations under his employment agreement (in certain cases, with a cure period of ten business days). “Good reason” means any of the following: (i) a material breach by us of an executive officer’s employment agreement or in connection with our stock incentive plans (which has not been cured within the allotted time); (ii) a material reduction of an executive officer’s title or duties or the assignment to the officer of any duties materially inconsistent with his or her then current position; (iii) any material reduction in the executive officer’s salary or benefits; (iv) the failure of any successor entity to assume the terms of the executive officer’s employment agreement upon a “change of control”; (v) relocation of the officer’s location a distance of over fifty miles; or (vi) if we do not renew the executive officer’s employment agreement upon its expiration.

•	In the event that a named executive officer’s employment is terminated by us without “cause” or by the executive for “good reason,” the named executive officer shall be credited with twenty-four months of accelerated vesting with respect to any options or other equity-based awards granted under the 2001 Stock Option Plan or 2005 Incentive Award Plan. Upon a “change of control,” the named executive officer shall automatically be credited with thirty-six months of accelerated vesting with respect to any options or other equity-based awards granted under the 2001 Stock Option Plan or 2005 Incentive Award Plan. Further, in the event that, within twelve months following a change of control, a named executive officer’s employment is terminated, he experiences a material negative change in his compensation or responsibilities or he is required to be based at a location more than 50 miles from his current work location, any remaining unvested options or other equity-based awards granted under the 2001 Stock Option Plan or 2005 Incentive Award Plan shall become fully vested. “Change of control” means any of the following: (i) certain transactions or series of transactions in which a third party directly or indirectly acquires more than 50% of the total combined voting power of our securities (other than through registered public offerings, employee benefit plans and transactions with affiliates); (ii) over a two year period, our directors who were nominated by our stockholders or elected by our board cease to constitute a majority of our board; (iii) a merger, consolidation, reorganization, business combination, sale or other disposition of all or substantially all of our assets or the acquisition of assets or stock of another entity, in which our voting securities outstanding immediately before the transaction cease to represent at least a majority of the combined voting power of the successor entity’s outstanding voting securities immediately after the transaction, or after which a person or group beneficially owns voting securities representing 50% or more of the combined voting power of the successor entity; provided, however, that no person or group shall be deemed to beneficially own 50% or more of combined voting power of the successor entity solely as a result of the voting power held in us prior to the consummation of the transaction; or (iv) our stockholders’ approval of a liquidation or dissolution. In the case of those named executive officers who have entered into employment agreements with one of our subsidiaries rather than with the parent company, “change of control” also means the occurrence of any of the above with respect to such subsidiary. However, in connection with the grants of restricted common stock on August 2, 2006, the grantees, Messrs. O’Neil, Blair, Jacobs and Trinder, each agreed that there would be no acceleration of the vesting of such grants except in connection with a change of control.

•	Each named executive officer is entitled to a “gross-up payment” that, on an after-tax basis, is equal to the taxes imposed on any termination related benefits or payments under the named executive officer’s employment agreement in the event any payment or benefit to the named executive officer is considered an “excess parachute payment” and subject to an excise tax imposed by Section 4999 of the Internal Revenue Code.

•	In the event that any of our named executive officers procures subsequent employment during the period during which they are entitled to a severance payment, then their future severance payments shall be reduced to the lesser of (i) fifty (50%) percent of the executive’s salary or (ii) fifty (50%) percent of the executive’s base compensation received for subsequent employment, commencing on the date the executive commences providing services in his new capacity.

      The following provisions of Mr. Blair’s employment agreement differ from those of our other named executive officers:

•	Mr. Blair’s contract has a term of 5 years from May 25, 2005.

•	Mr. Blair receives a monthly payment equal to 1/ 12 of $1,200,000 multiplied by the prime interest rate plus 1%, up to a maximum rate of 7% until the note described in the subsequent bullet point is issued.

•	Mr. Blair is eligible to receive additional compensation payable in the form of a note based on the fiscal performance of certain data products. The note, when and if issued, will accrue interest monthly and is payable in full on June 30, 2010, although it can be prepaid at any time at our option.

•	In the event that Mr. Blair’s employment is terminated by us without “cause” or by him for “good reason,” he shall be credited with twelve months of accelerated vesting with respect to any stock options. Additionally, the vested portion of his stock options shall remain exercisable for twelve months following the date of termination of his employment. However, in connection with the grant to Mr. Blair of restricted common stock on August 2, 2006, Mr. Blair agreed that there would be no acceleration of the vesting of such grant except in connection with a change of control.

•	Mr. Blair has signed a separate unfair competition and nonsolicitation agreement in which he agreed not to solicit from or compete with our ALG business for a period of 10 years from May 25, 2005.
Stock Plans

2001 Stock Option Plan
      Our 2001 Stock Option Plan was adopted by our board of directors and approved by our stockholders on August 10, 2001. As of May 26, 2005, our 2005 Incentive Award Plan replaced our 2001 Stock Option Plan, and no more options will be granted under our 2001 Stock Option Plan. A maximum of 3,300,000 options to purchase shares of our common stock were authorized for issuance pursuant to the plan. All options granted under the 2001 Stock Option Plan have been non-qualified stock options (“NSOs”).
      Purpose. The purpose of the 2001 Stock Option Plan has been to further our growth and success by enabling our directors, officers, employees, advisors, and independent consultants or independent contractors to acquire shares of our common stock, thereby increasing their personal interest in our growth and success, and to provide a means of rewarding outstanding performance by such persons to us.
      Administration. Our board of directors or the compensation committee of our board of directors may administer the grant of stock options and, subject to the provisions of the 2001 Stock Option Plan, determine the terms and conditions of each award. Each option granted under the 2001 Stock Option Plan is evidenced by a written option agreement.
      Expiration of Stock Options. Unless otherwise specified in an applicable option or employment agreement, each option granted under the 2001 Stock Option Plan shall terminate upon the first to occur of (i) the 10-year anniversary of the date on which the option is granted, (ii) the three-month anniversary of the date on which the option holder ceases to be a director, officer, employee, advisor, independent consultant or independent contractor to us or one of its subsidiaries (a “Termination Event”), unless the Termination Event is a result of death or disability, or “for cause” (as defined in the 2001 Stock Option Plan), (iii) the 12-month anniversary of a Termination Event, if the Termination Event is due to the option holder’s death or disability, (iv) the date of a Termination Event, if the Termination Event is for “cause,” (v) on the effective date of our dissolution, winding-up or liquidation, a reorganization, merger or consolidation in which we are not the surviving corporation, or a sale of all or substantially all of our capital stock or assets to another person or entity unless such change of control involves the assumption by another entity of outstanding options or the substitution for such options of new options, as described below, (vi) the date on which the option is assigned or transferred, unless such assignment or transfer is permitted by the 2001 Stock Option Plan, and (vii) the expiration of the option exercise period or the occurrence of an event, each as specified in the applicable option or employment agreement.
      Assignability. No option granted under the 2001 Stock Option Plan is assignable or otherwise transferable by the option holder, except back to us or by will, the laws of descent and distribution or by gift, or if the option holder becomes disabled.
      Stock Option Exercise Price. The exercise price at which each share of common stock subject to an option granted under the 2001 Stock Option Plan may be purchased is determined at the time the option is granted; provided, however, that such price will in no event be less than 85% (or 110%, with respect to options granted to our 10% stockholders) of the fair market value on the date of grant of such option. The form of payment for the shares of common stock under the 2001 Stock Option Plan is determined by our board of directors and set forth in the applicable option agreement. In addition, the options granted to certain of our employees have accelerated vesting provisions.
      Change of Control. In connection with a change of control, each holder of an option outstanding at such time will be given (i) written notice of such transaction at least 20 days prior to its proposed effective date (as specified in such notice) and (ii) an opportunity, during the period commencing with delivery of such notice and ending 10 days prior to such proposed effective date, to exercise the option to the full extent to which such option would have been exercisable by the option holder at the expiration of such 20-day period. The foregoing provisions are not applicable in connection with a transaction involving the assumption of outstanding options by, or the substitution for such options of new options covering the stock of, the surviving, successor or purchasing entity, or a parent corporation or subsidiary corporation of those entities (as defined in Sections 424(e) and (f), respectively of the Code), with appropriate adjustments as to the number, kind and option prices of the stock subject to such options.
      Amendment and Termination. Except with respect to options then outstanding, the 2001 Stock Option Plan expires on the first to occur of (i) August 10, 2011 and (ii) the date as of which our board of directors, in its sole discretion, determines that the 2001 Stock Option Plan will terminate. The board has the authority to amend, suspend or terminate the 2001 Stock Option Plan, subject to stockholder approval of certain amendments.

     2005 Incentive Award Plan
      Our 2005 Incentive Award Plan was adopted by our board of directors and approved by our stockholders on May 26, 2005. The 2005 Incentive Award Plan provides for a variety of such awards, including NSOs, incentive stock options (“ISOs”) (within the meaning of Section 422 of the Code), stock appreciation rights, restricted common stock awards, restricted common stock unit awards, deferred stock awards, dividend equivalents, performance share awards, performance-based awards, stock payment awards, or other stock-based awards. 3,100,000 shares of our common stock are reserved for issuance under the 2005 Incentive Award Plan, as well as shares of our common stock that remain available for future option grants under our 2001 Stock Option Plan, which totaled 79,800 on May 26, 2005, and any shares underlying any existing grants under our 2001 Stock Option Plan that are forfeited. The maximum number of shares which may be subject to awards granted under the 2005 Incentive Award Plan to any individual in any fiscal year is 750,000.
      As of May 26, 2005, our 2005 Incentive Award Plan replaced our 2001 Stock Option Plan, and no more options have been granted under our 2001 Stock Option Plan since that date. The following table summarizes the activity as of June 30, 2006 under the 2001 Stock Option Plan and the 2005 Incentive Award Plan:

	Number of Options	Weighted-Average
	Outstanding	Exercise Price

Balance as of January 1, 2006	3,554,551	$6.2216
Options granted	780,700	21.2840
Options exercised	(178,763)	5.0414
Options cancelled	(70,272)	13.7197

Balance as of June 30, 2006	4,086,216	$9.0280

      The total number of options exercisable under the 2001 Stock Option Plan and the 2005 Incentive Award Plan as of December 31, 2005 and June 30, 2006 was 1,441,675 and 1,778,089, respectively.
      Purpose. The principal purpose of the 2005 Incentive Award Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards.
      Administration. The 2005 Incentive Award Plan is administered by our compensation committee. The compensation committee may delegate administration to one or more members of our board of directors. Our board of directors, or the compensation committee when so empowered, has the power to interpret the 2005 Incentive Award Plan and to adopt such rules for the administration, interpretation and application of the 2005 Incentive Award Plan according to its terms. The board of directors or the compensation committee may also delegate to one or more of our officers the power to designate which of our non-officer employees shall receive stock awards, and the number of shares of common stock that will be subject to each award, subject to a maximum aggregate number of shares specified by our board of directors or the compensation committee at the time the delegation to the officers is made. However, our board of directors may not delegate to the compensation committee or otherwise, the power to grant stock awards to independent directors.
      Grant of Awards. Certain employees, consultants and directors are eligible to be granted awards under the 2005 Incentive Award Plan. The compensation committee determines:

•	which employees, consultants, and directors are to be granted awards;

•	the type of award that is granted;

•	the number of shares subject to the awards; and

•	terms and conditions of such awards, consistent with the 2005 Incentive Award Plan (the compensation committee has the discretion, subject to the limitations of the 2005 Incentive Award Plan and applicable laws, to grant ISOs, NSOs, stock bonuses and rights to acquire restricted common stock (except that only our employees may be granted ISOs)).

      Eligibility. Subject to the above, awards under the 2005 Incentive Award Plan may be granted to any of our employees, certain consultants or advisors (provided, that (i) the consultant or adviser renders bona fide services to us; (ii) the services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for our securities; and (iii) the consultant or adviser is a natural person who has contracted directly with us to render such services); or directors as selected by our compensation committee.
      Limitation on ISO Treatment. Even if an option is designated as an ISO, no option will qualify as an ISO if the aggregate fair market value of the stock (as determined as of the date of grant) with respect to all of a holder’s ISOs exercisable for the first time during any calendar year under the 2005 Incentive Award Plan exceeds $100,000. Any option failing to qualify as an ISO will be deemed to be an NSO.
      Stock Option Exercise Price. The exercise price at which each share of common stock subject to an option granted under the 2005 Incentive Award Plan is determined at the time the option is granted, subject to the following rules:

•	in the case of ISOs and NSOs, the per share option exercise price shall not be less than 100% of the fair market value of shares of our common stock on the grant date; and

•	for any persons owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of our capital stock or of any of our subsidiaries, the per share exercise price shall be not less than 110% of the fair market value of the shares of our common stock on the grant date (the fair market value of a share of our common stock as of a given date will be determined in good faith by the compensation committee).
      Expiration of Stock Options. The term of an option is set by the compensation committee subject to the following conditions: (1) no option term shall be longer than ten years from the date of grant; and (2) the option term for an ISO granted to a person owning more than 10% of the total combined voting power of all classes of our capital stock shall not exceed five years from the date of grant. Upon termination of an outstanding option holder’s services with us, the holder may exercise his or her options within the period of time specified in the option grant, to the extent that the options were vested at the time of termination. Options granted under the 2005 Incentive Award Plan must be exercised within one year if the holder’s services are terminated due to death or disability, or by the date of expiration of the option as set forth in the option or employment agreement, whichever is earlier.
      Other Equity Awards. In addition to stock options, the compensation committee may also grant to certain employees, consultants and directors stock appreciation rights, restricted common stock awards, restricted common stock unit awards, deferred stock awards, dividend equivalents, performance share awards, performance-based awards, stock payment awards, or other stock-based awards, with such terms and conditions as the compensation committee may, subject to the terms of the 2005 Incentive Award Plan, establish. Under the 2005 Incentive Award Plan, performance-based stock awards are intended to comply with the requirements of Section 162(m) of the Code and its underlying regulations, in order to allow these awards, when payable, to be fully tax deductible by us.
      Adjustments of Awards. If the compensation committee determines that a stock dividend, stock split, combination, merger, consolidation, spin-off, recapitalization or other change in our capitalization affects our common stock in a manner that causes dilution or enlargement of benefits or potential benefits under the 2005 Incentive Award Plan, then the compensation committee may appropriately and equitably adjust:

•	the aggregate number of, and kind of, shares of our common stock subject to the 2005 Incentive Award Plan;

•	the number of, and kind of, shares of our common stock subject to the outstanding awards;

•	the price per share of our common stock upon exercise of outstanding options; and

•	the terms and conditions of any outstanding awards, including the financial or other performance targets specified in each option agreement for determining the exercisability of options.

      Change in Control. In connection with any change in control (as defined in the 2005 Incentive Award Plan), except as may otherwise be provided in any applicable award or employment agreement and unless awards granted pursuant to the 2005 Incentive Award Plan are converted, assumed or replaced by a successor entity, the awards will automatically become fully vested and exercisable and all forfeiture restrictions with respect to such awards shall lapse prior to the consummation of the change in control. In addition, with respect to any awards, in connection with any change in control (or other unusual or nonrecurring transaction affecting us or our consolidated financial statements), the compensation committee, in its sole discretion, may:

•	provide for the termination of any award in exchange for an amount of cash, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of such change in control or other transaction;

•	purchase any outstanding awards for a cash amount or replace outstanding awards with other rights or property;

•	provide that after the occurrence of the transaction, the award cannot vest, be exercised or become payable;

•	provide that only for a specified period of time after such transaction, an award shall be exercisable or payable or fully vested with respect to all shares covered thereby, notwithstanding anything to the contrary in the 2005 Incentive Award Plan or the applicable award agreement; or

•	provide that each outstanding option shall be assumed or substituted for an equivalent award, right or property by any successor corporation.
      Any such action may be effectuated by the compensation committee either by the terms of the applicable award agreement or by action of the compensation committee taken prior to the change in control.
      Amendment and Termination. The compensation committee is generally authorized to adopt, amend and rescind rules relating to the administration of the 2005 Incentive Award Plan, and our board of directors is authorized to amend, suspend and terminate the 2005 Incentive Award Plan. We have attempted to structure the 2005 Incentive Award Plan in a manner such that remuneration attributable to stock options and other awards will not be subject to the deduction limitation contained in Section 162(m) of the Code. However, we must generally obtain approval of our stockholders: (i) to increase the number of shares of our common stock that may be issued under the 2005 Incentive Award Plan; (ii) to extend the limit on the period during which options may be granted; or (iii) to the extent required by applicable law, rule or regulation (including any applicable NASD rule).

Employee Stock Purchase Plan
      Purpose. In May 2005, our board of directors adopted, and our stockholders approved, our Employee Stock Purchase Plan (the “ESPP”). The purpose of the ESPP is to assist our employees in purchasing shares of our common stock from us at a discounted purchase price each quarter through payroll deductions.
      Duration and Eligibility. The ESPP shall terminate ten years after the date on which the stockholders initially approve the ESPP or such earlier date as determined by our board of directors. An employee must work at least 20 hours per week and be employed customarily by us for at least five months in a calendar year in order to participate. Those employees that complete their first five months of employment at a date later than the effective date of the ESPP will be eligible to enroll in the ESPP at the beginning of the next option period.
      Administration. The ESPP is administered by our compensation committee, although our compensation committee may delegate administration to one or more of our officers.
      Stock Subject to the Employee Stock Purchase Plan. Shares of our common stock delivered under the ESPP will be authorized but unissued shares or reacquired shares. A total number of 1,500,000 shares of common stock may be issued under the ESPP and the total number of shares available for future issuance as of June 30, 2006 under the ESPP is 1,480,022. No fees, commissions or other charges will be payable by a plan participant in connection with the purchase of the shares from us in accordance with the ESPP.

      Price. For employees eligible to participate on the first date of an offering period, the purchase price of shares of our common stock under the ESPP will be 85% of the fair market value of the shares on the date of purchase, which is the last day of the offering period, which is the date of purchase. As of June 30, 2006, 19,978 shares of common stock were issued under the ESPP.
      Method of Payment. Shares of our common stock purchased under the ESPP will be paid for by payroll deductions in an amount designated by the employee, but not exceeding 20% of the employee’s total compensation (consisting of base salary, bonuses, overtime and commissions). The amounts so deducted will be paid to us and the number of shares of our common stock purchased by each participating employee will be credited to an account established for the employee.
      Termination. An employee’s participation in the ESPP and purchases of common stock thereunder will terminate, and no additional purchases of common stock under the ESPP will be made on behalf of such employee, as follows:

•	upon the effective date of the employee’s written notice electing to cease payroll deductions and withdraw from the ESPP delivered to the compensation committee;

•	immediately upon an employee’s withdrawal from the ESPP or termination of employment; or

•	upon the termination of the ESPP by our board of directors.
      Upon the termination of an employee’s employment or the termination of the ESPP, all amounts held in an employee’s account (less amounts previously used to purchase shares of our common stock on behalf of the participant) will be refunded to the employee, without interest.
      Issuance of Common Stock; Resale Restrictions. Each employee will have rights as a stockholder with respect to any shares purchased under the ESPP as of the date such shares are credited to the employee’s account. At any time after such shares are credited to an employee’s account, the participating employee may direct the future handling of the shares (including their sale or transfer). No special restrictions on resale will be applicable to shares of our common stock acquired under the ESPP, other than securities laws and regulations of general application, including those relating to insider trading and short-swing profit.
      Taxation. Our obligation to deliver shares of our common stock under the ESPP, in whole or in part, will be subject to each participating employee’s satisfaction of any and all applicable federal, state and local income and employment tax withholding obligations.
      Non-Transferability. A participating employee or former employee or the legal representative of such employee or former employee, may not assign or transfer, except by the laws of descent and distribution, any option, election to purchase shares of our common stock, funds in an account or any other interest under the ESPP or under any account, nor may any other voluntary or involuntary sale, pledge, anticipation, alienation, encumbrance, garnishment or attachment, be made or be recognized. During a participating employee’s lifetime, the right to make purchases under the ESPP may be exercised only by such employee.
      Amendment, Modification or Termination. We may amend, suspend or terminate the ESPP at any time, in our sole discretion, provided that the ESPP may not be amended to increase the maximum number of shares of our common stock subject to the ESPP or change the designation or class of employees eligible to participate under the ESPP without approval of our stockholders within twelve months before or after any such amendment is made by our board of directors.

Stock Ownership and Retention Program
      In May 2005, our board of directors adopted a Stock Ownership and Retention Program. Under the Stock Ownership and Retention Program, if an officer or a non-employee director has not attained the minimum equity interest requirements described below, his or her ability to sell shares of common stock received upon the exercise of options is limited, without the compensation committee’s prior permission. Executive officers must agree to participate in the Stock Ownership and Retention Program to be eligible to receive options or stock awards. All of our current executive officers have agreed to participate in the Stock Ownership and Retention Program.
      Each officer and non-employee director must attain the minimum equity interest requirement for that individual by the fifth anniversary of the later of the completion of our initial public offering or the date that such individual commenced services to us as an employee or director, as applicable. Until the officer or non-employee director achieves the minimum equity interest requirement specified under the Stock Ownership and Retention Program, the executive or non-employee director must retain at least 25% of all shares of common stock acquired upon exercise of vested options (net of shares used to pay for the exercise price and taxes resulting from such exercise). The minimum equity interest requirement provides that the combined value of the common stock and restricted common stock held by the officer or non-employee director, each valued at the then-current market price of our common stock, must be equal to or greater than a designated multiple of the officer’s annual base salary or the non-employee director’s annual retainer. The multiples are six times for our President or Chief Executive Officer, two times for each Senior Vice President of us or our subsidiaries, two times for each President or Chief Executive Officer of any of our subsidiaries, and four times for each non-employee director. Once the officer or non-employee director has achieved the minimum equity interest requirement, and for so long as the officer or non-employee director maintains that level of investment, the officer or non-employee director may sell any stock acquired upon exercise of vested options.
Senior Executive Incentive Bonus Plan
      In May 2005, our board of directors adopted, and our stockholders approved, our Senior Executive Incentive Bonus Plan. The Senior Executive Incentive Bonus Plan is a performance-based incentive bonus plan under which our designated key executives, including our executive officers, are eligible to receive bonus payments with respect to a specified period (for example, our fiscal year). Bonuses are payable under the Senior Executive Incentive Bonus Plan upon the attainment of pre-established performance goals. Such performance goals may relate to one or more corporate business criteria with respect to us or any of our subsidiaries, including but not limited to: net income (loss) (either before or after interest, taxes, depreciation and/or amortization), sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, without limitation, operating cash flow and free cash flow), return on capital, return on assets (including, without limitation, return on net assets), return on stockholders’ equity, economic value added, stockholder returns, return on sales, gross or net profit margin, productivity, expenses, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share, price per share of equity securities, market share and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease, or as compared to results of a peer group.
      The Senior Executive Incentive Bonus Plan is intended to provide an incentive for superior work and to motivate covered key executives toward even higher achievement and business results, to tie their goals and interests to those of ours and our stockholders and to enable us to attract and retain highly qualified executives. The Senior Executive Incentive Bonus Plan is administered by the compensation committee. The compensation committee will select the participants in the Senior Executive Incentive Bonus Plan and the performance goals to be utilized with respect to the participants, establish the bonus formulas for of each participant’s annual bonus, and certify whether the performance goals have been met with respect to a given performance period. We may amend or terminate the Senior Executive Incentive Bonus Plan at any time in our sole discretion. Any amendments to the Senior Executive Incentive Bonus Plan will require stockholder approval only to the extent required by applicable law, rule or regulation.
Employees’ Deferred Compensation Plan
      In May 2005, our board of directors adopted our Employees’ Deferred Compensation Plan. The Employees’ Deferred Compensation Plan is a non-qualified retirement plan. The Employees’ Deferred Compensation Plan allows a select group of our management or highly compensated employees to elect to defer certain bonuses that would otherwise be payable to the employee. Amounts deferred under the Employees’ Deferred Compensation Plan are general liabilities of DealerTrack and are represented by bookkeeping accounts maintained on behalf of the participants. Such accounts are deemed to be invested in share units that track the value of our common stock.

Distributions will generally be made to a participant following the participant’s termination of employment or other separation from service, following a change of control if so elected, or over a fixed period of time elected by the participant prior to the deferral. Distributions will generally be made in the form of shares of our common stock. Our Employees’ Deferred Compensation Plan is intended to comply with Section 409A of the Code.
401(k) Plan
      In January 2001, DealerTrack, Inc. implemented a 401(k) Plan covering certain employees. The 401(k) Plan has been amended several times, including to provide for the coverage of employees from companies that we have acquired. Currently, there is an up to one month waiting period for our employees over the age of 18 to participate in the 401(k) plan. Pursuant to the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the lesser of 20% of their base salary and commissions or the prescribed annual limit ($15,000 in 2006) and contribute these amounts to the 401(k) Plan. We currently make contributions to the 401(k) Plan on behalf of eligible employees. Currently, we may make a matching contribution equal to a percentage of an eligible employee’s elective deferral contributions. Under our 401(k) Plan we may also make an additional matching contribution after the end of the plan year for all eligible employees and a qualified nonelective contribution each plan year. The maximum match for any employee in 2006 will be $6,600. Employees become 20% vested in our matching contributions after two years of service, and increase their vested percentages by an additional 20% for each year of additional service for the next two years and then after five years of service become fully vested. The 401(k) Plan is intended to qualify under Section 401 of the Code so that contributions by employees or by us to the 401(k) Plan, and income earned on the 401(k) Plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by us, if any, will be deductible by us when made. The trustees under the 401(k) Plan, at the direction of each participant, invest the 401(k) Plan employee salary deferrals in selected investment options. During the year ended December 31, 2003, 2004 and 2005, we contributed approximately $0.2 million, $0.3 million and $0.4 million, respectively, to the 401(k) Plan.
Limitation of Liability and Indemnification of Officers and Directors
      From time to time there may be legal proceedings involving any of our directors, officers, employees or agents in which indemnification by us is sought. Our fifth amended and restated certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Except to the extent such exemption from liability is not permitted under the Delaware General Corporation Law, our fifth amended and restated certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.
      Any amendment to or repeal of these provisions will not adversely affect any right or protection of our directors in respect of any act or failure to act occurring prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.
      In addition, our by-laws provide that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.
      In addition to the indemnification provided for in our amended and restated by-laws, we have entered into separate indemnification agreements with each of our directors and executive officers that are broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request, and require us to obtain directors’ and officers’ insurance if available on reasonable terms. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
      We have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of a defense, settlement or payment of a judgment in some circumstances.
Rule 10b5-1 Trading Plans
      Certain of our directors and officers have adopted and may in the future adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession or aware of material, nonpublic information relating to us.

RELATED PARTY TRANSACTIONS
      Set forth in this section is information concerning transactions with our related parties. Our related parties include our directors, executive officers and holders of more than five percent of the outstanding shares of our voting securities as of August 15, 2006.
Five Percent Stockholders that Have Financing Source Affiliates
      Prior to giving effect to this offering, affiliates of several of our financing source customers each own more than five percent of the outstanding shares of our common stock. Such financing source customers and affiliates are:

•	AmeriCredit Financial Services, Inc., which owns shares of our common stock through its affiliate, ACF Investment Corp.;

•	Capital One Auto Finance, Inc., which owns shares of our common stock in its own name, and Onyx Acceptance Corporation, which owns shares of our common stock through its affiliate Capital One Auto Finance, Inc.;

•	JPMorgan Chase Bank, N.A., which does business through Chase Auto Finance as three financing sources, Chase Custom Finance (previously Bank One, N.A.), Chase Prime and Subaru Motor Finance, owns shares of our common stock through its affiliate, J.P. Morgan Partners; and

•	Wachovia Corporation, which owns shares of our common stock in its own name and through WFS Web Investments, which is a wholly-owned subsidiary of WFS Financial Inc.
      As of August 15, 2006, affiliates of these financing sources in the aggregate beneficially own 32.8% of our capital stock. Immediately after the completion of this offering, we expect that such affiliates in the aggregate will beneficially own      % (or      % if the underwriters over-allotment option is exercised in full) of our common stock. For more information, see “Principal and Selling Stockholders.”
Transactions with Five Percent Stockholders that Have Financing Source Affiliates
      We have entered into agreements with each of the automotive financing source affiliates of our 5% stockholders. Each has agreed to subscribe to and use our network to receive credit application data and transmit credit decisions electronically. Each agreement sets forth the responsibilities of each party with respect to the development of the interface between our computer system and the financing source customers’ credit processing system and the terms and conditions governing our operation of and each financing source customers’ subscription to and use of our system.
      Under these agreements, these automotive financing source affiliates of our 5% stockholders have “most favored nation” status, granting each of them the right to no less favorable pricing terms for our products and services than those granted by us to other financing sources, subject to limited exceptions. These agreements of the automotive financing source affiliates of our 5% stockholders also restrict our ability to terminate such agreements.

ACF Investment Corp.
      Current Equity Ownership. ACF Investment Corp. will own an aggregate of 1,338,825 shares, or 3.4%, of our common stock immediately after this offering. See “Principal and Selling Stockholders.”
      Financing Source Customer. AmeriCredit Financial Services, Inc., an affiliate of ACF Investment Corp., is one of our financing source customers. For the year ended December 31, 2003, $3.6 million (9.2% of our total revenue), for the year ended December 31, 2004, $4.3 million (6.2% of our total revenue), for the year ended December 31, 2005, $5.7 million (4.8% of our total revenue) and for the six months ended June 30, 2006, $3.9 million (4.8% of our total revenue) were generated by AmeriCredit Financial Services, Inc.

Capital One Auto Finance, Inc.
      Current Equity Ownership. Capital One Auto Finance, Inc. will own an aggregate of 1,832,767 shares, or 4.7%, of our common stock immediately after this offering. See “Principal and Selling Stockholders.”
      Financing Source Customers. Capital One Auto Finance, Inc., as well as its affiliates, Onyx Acceptance Corporation and Hibernia National Bank, Inc., are financing source customers. For the year ended December 31, 2003, $2.1 million (5.6% of our total revenue), for the year ended December 31, 2004, $4.0 million (5.7% of our total revenue), for the year ended December 31, 2005, $7.6 million (6.3% of our total revenue) and for the six months ended June 30, 2006, $5.1 million (6.3% of our total revenue) were generated by Capital One Auto Finance, Inc., Onyx Acceptance Corporation and Hibernia National Bank, Inc., while each has been an affiliate of Capital One Auto Finance, Inc.

J.P. Morgan Partners (23A SBIC), L.P.
      Current Equity Ownership. J.P. Morgan Partners will own an aggregate of 2,841,868 shares, or 7.3%, of our common stock immediately after this offering. See “Principal and Selling Stockholders.”
      Financing Source Customers. JPMorgan Chase Bank, N.A., which does business through Chase Auto Finance as three of our financing sources, Chase Custom Finance, Chase Prime and Subaru Motor Finance, is an affiliate of J.P. Morgan Partners. For the year ended December 31, 2003, $2.7 million (6.9% of our total revenue), for the year ended December 31, 2004, $3.6 million (5.2% of our total revenue), for year ended December 31, 2005, $5.0 million (4.2% of our total revenue) and for the six months ended June 30, 2006, $3.1 million (3.9% of our total revenue) were generated by Chase Auto Finance. We also provide web interface hosting services for Chase Auto Finance.
      License Agreement. We license certain limited technology from an affiliate of J.P. Morgan Partners, which we obtained as a contributed asset during our initial capitalization. This license is royalty-free and perpetual. The license agreement restricts our ability to use this technology outside of the automotive finance industry. There are no payments or other ongoing consideration with respect to this license agreement.
      Consulting Services. In February 2001, DealerTrack, Inc. entered into an agreement for consulting services with Chase Auto Finance for continued business support. Total fees paid for consulting services under this agreement for the year ended December 31, 2004 were approximately $0.2 million and no additional fees have been paid since that time.
      Banking and Insurance. Since February 2001, JPMorgan Chase Bank, N.A. (successor by merger to Bank One, N.A.) has provided us with commercial banking and investment management services and from February 2001 through March 2005, JPMorgan Chase Bank, N.A. provided us with insurance-related products and services.
      Underwriting and Credit Facilities. J.P. Morgan Securities Inc., an affiliate of J.P. Morgan Partners, was one of the underwriters of our initial public offering and received approximately $2.2 million in fees from us in connection with the offering. In addition, JPMorgan Chase Bank, N.A. is the administrative agent and letter of credit issuing bank and a lender under our credit facility.

Wachovia Corporation
      Current Equity Ownership. Wachovia will own an aggregate of 931,659 shares, or 2.4%, of our common stock immediately after this offering. See “Principal and Selling Stockholders.”
      Financing Source Customer. Wachovia Corporation and WFS Financial Inc, an affiliate of WFS Web Investments, are both financing source customers of ours. For the year ended December 31, 2003, $1.7 million (4.4% of our total revenue), for the year ended December 31, 2004, $2.2 million (3.1% of our total revenue), for the year ended December 31, 2005, $2.7 million (2.3% of our total revenue) and for the six months ended June 30, 2006, $1.8 million (2.2% of our total revenue) were generated by Wachovia Corporation and WFS Financial Inc.

      Underwriting and Credit Facility. Wachovia Capital Markets, LLC, an affiliate of the Wachovia Corporation, was one of the underwriters of our initial public offering and received approximately $1.4 million in fees from us in connection with such offering. In addition, Wachovia Bank, National Association, is a lender under our credit facility. Wachovia Capital Markets, LLC is one of the underwriters of this offering.
Transactions with Other Five Percent Stockholders

Credit Management Solutions, Inc.
      Current Equity Ownership. CMSI will own an aggregate of 5,428,824 shares, or 13.9%, of our common stock immediately after this offering. See “Principal and Selling Stockholders.”
      Joint Marketing Agreement. We are a party with First Advantage CREDCO (“CREDCO”), formerly known as First American CREDCO, an affiliate of CMSI, to a Joint Marketing Agreement, dated as of March 19, 2003, and amended as of December 1, 2004, under which dealers may use our web-based network to, among other things, electronically access a CREDCO credit report on a prospective customer. We earn revenue from CREDCO on a per transaction basis, each time a report is accessed. The total revenue and accounts receivable from CREDCO as of and for the years ended December 31, 2003, December 31, 2004, and December 31, 2005, and the six months ended June 30, 2006 were $0.4 million, $0.6 million, $1.0 million and $0.6 million, and $0.1 million, $0.2 million, $0.2 million and $0.2 million, respectively.
      Under the Joint Marketing Agreement, we have agreed not to compete with CREDCO in certain circumstances in the marketing of consumer credit reports to our dealer customers.
      CreditReportPlus Agreement. We are party to an agreement with CreditReportPlus, LLC, an affiliate of CMSI, under which our dealer customers will be provided Credit Report Plus as our preferred provider of certain functionality related to credit reports. Prior to 2005, there were no revenue or expenses associated with this agreement. For the year ended December 31, 2005 and the six months ended June 30, 2006, revenue generated under this agreement was $0.6 million and $0.4 million, respectively.
      CMSI Agreements. We are party to agreements with CMSI under which CMSI provides us with certain integration, customer support and hosting services. Additionally, we use CMSI’s software product eValuate as a verification tool with respect to data services and contract data. The total amount of expense and accrued expenses to CMSI as of and for the years ended December 31, 2003, December 31, 2004, December 31, 2005 and the six months ended June 30, 2006 were $2.2 million, $0.8 million, $56,000 and $24,000 and $0.2 million, $0.1 million, $0.0 and $0.0, respectively.
      Non-Competition Agreement. As part of our acquisition of Credit Online, Inc. from CMSI, we entered into a non-competition agreement with CMSI and The First American Corporation, the former parent company of CMSI, under which we have agreed not to compete in the single financing source credit origination and/or credit decisioning system business and CMSI has agreed not to compete in the multi-financing source credit application processing business and other related businesses defined in the agreement.
      Director. Howard L. Tischler, Group President of First Advantage Dealer Services, an affiliate of CMSI, and from 2001 until September 2005, President and Chief Executive Officer of CMSI, has been our director since March 2003 pursuant to our stockholders’ agreement which terminated upon our initial public offering. CMSI no longer has the right to appoint a director to our board of directors. See “Management — Directors and Executive Officers.”

GRP II, L.P., GRP II Investors, L.P. and GRP II Partners, L.P.
      Current Equity Ownership. GRP II, L.P., GRP II Investors, L.P. and GRP II Partners, L.P. will own an aggregate of 1,132,886 shares, or 2.9%, of our common stock immediately after this offering. See “Principal and Selling Stockholders.”
      Director. Steven J. Dietz, a Vice President of GRP Management Services, Inc., an affiliate of GRP II, L.P., GRP II Investors, L.P. and GRP II Partners, L.P., has been our director since April 2002 pursuant to our stockholders’ agreement which terminated upon our initial public offering. GRP II, L.P., GRP II Investors, L.P. and GRP II Partners, L.P., collectively, no longer have the right to appoint a director to our board of directors.
Registration Rights
      Upon the completion of this offering, certain holders of shares of our common stock will have the right to require us to register their shares under the Securities Act. These rights are provided under the terms of a registration rights agreement between us and these holders. See “Description of Capital Stock — Registration Rights.”

PRINCIPAL AND SELLING STOCKHOLDERS
      Based on our review of information on file with the SEC and our stock records, the following table provides certain information about beneficial ownership of our common stock as of August 15, 2006 for: (i) each person (or group of affiliated persons) who is known by us to own beneficially more than five percent of our outstanding common stock, (ii) each of our directors, (iii) each named executive officer, (iv) all directors and current executive officers as a group; and (v) each of the selling stockholders, which consists of the individuals and entities shown as having shares being offered in this offering. Unless otherwise indicated, the address for those listed below is c/o DealerTrack Holdings, Inc., 1111 Marcus Ave., Suite M04, Lake Success, New York 11042. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.
      The percentage of ownership indicated before this offering is based on 36,336,447 shares of common stock outstanding on August 15, 2006. The percentage of ownership indicated after this offering is based on 39,086,447 shares, including the shares offered by this prospectus and assuming no exercise of options outstanding after August 15, 2006.

	Shares Beneficially				Shares Beneficially
	Owned Before Offering			Number of	Owned After Offering
				Shares Being
Name of Beneficial Owner	Number		Percent	Offered	Number		Percent

More than 5% Stockholders:
J.P. Morgan Partners (23A SBIC), L.P.	5,612,821	(1)	15.5%	2,770,953	2,841,868		7.3%
First Advantage Corporation and related entities	5,428,824	(2)	14.9%	—	5,428,824	(2)	13.9%
AmeriCredit Corp. and related entities	2,644,242	(3)	7.3%	1,305,417	1,338,825		3.4%
GRP II, L.P. and related entities	2,237,502	(4)	6.2%	1,104,616	1,132,886		2.9%
Fred Alger Management, Inc.	2,034,498	(5)	5.6%	—	2,034,498	(5)	5.2%
Wachovia Corporation and related entities	1,836,465	(6)	5.1%	904,806	931,659		2.4%
Capital One Auto Finance, Inc.	1,832,767	(7)	5.0%	—	1,832,767		4.7%

Other Selling Stockholder:
Raj Sundaram	108,790	(8)	*	10,000	98,790		*

Directors and Named Executive Officers:
Mark F. O’Neil	1,206,972	(9)	3.3%	—	1,206,972		3.0%
John A. Blair	413,782	(10)	1.1%	154,208	259,574		*
Eric D. Jacobs	199,349	(11)	*	—	199,349		*
Vincent Passione	333,155	(12)	*	—	333,155		*
David P. Trinder	93,123	(13)	*	—	93,123		*
Mary Cirillo-Goldberg	116,335	(14)	*	—	116,335		*
Steven J. Dietz	2,269,502	(4)(15)	6.2%	1,104,616	1,164,886		3.0%
Thomas R. Gibson	25,000	(16)	*	—	25,000		*
John J. McDonnell, Jr.	27,000	(17)	*	—	27,000		*
James David Power III	46,250	(18)	*	—	46,250		*
Howard L. Tischler	5,460,824	(2)(19)	15.0%	—	5,460,824		14.0%
All directors and executive officers as a group (16 persons)	10,517,456	(20)	27.9%	1,268,824	9,248,632		22.9%

*	Indicates less than 1%

(1)	Consists of 5,612,821 shares of our common stock held by J.P. Morgan Partners (23A SBIC), L.P. (“J.P. Morgan Partners”). The general partner of J.P. Morgan Partners is J.P. Morgan Partners (23A SBIC Manager), Inc. (“JPMP Manager”), a wholly-owned subsidiary of JPMorgan Chase Bank, National Association, a wholly-owned subsidiary of JPMorgan Chase & Co., a publicly traded company. As general partner of J.P. Morgan Partners, JPMP Manager may be deemed the beneficial owner of the securities held by J.P. Morgan Partners; however, the foregoing shall not be deemed an admission that JPMP Manager is the beneficial owner of such securities and disclaims such beneficial ownership except to the extent of its pecuniary interest therein, if any. J.P. Morgan Partners and J.P. Morgan Securities Inc. entered into a voting trust agreement with an independent, unaffiliated trust company, pursuant to which J.P. Morgan Partners deposited 5,612,821 shares of our common stock into a voting trust. Generally, the voting trustee will vote such shares on a pro rata basis proportionate to all other votes actually cast. Under the voting trust agreement, J.P. Morgan Partners (i) may dispose or direct the disposition of its shares to certain eligible transferees (generally, non-affiliates of JPMorgan Chase & Co.) and (ii) has the right to receive all dividends and distributions paid on its shares, except any such dividends and distributions paid or made in the form of shares of our common stock, which shall be held by the voting trustee under the voting trust. JPMorgan Chase & Co.’s address is 270 Park Avenue, New York, NY 10017-2014.

(2)	Consists of 5,428,824 shares of our common stock held by Credit Management Solutions, Inc., formerly known as First American Credit Management Solutions, Inc. (“CMSI”), a wholly-owned subsidiary of First Advantage Corporation, a publicly traded company. First Advantage Corporation may be deemed a beneficial owner of the shares held by CMSI, however, it disclaims beneficial ownership except to the extent of its pecuniary interest. Mr. Howard L. Tischler is Group President of First Advantage Dealer Services, an affiliate of CMSI. Mr. Tischler disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. First Advantage Corporation’s address is 100 Carillon Parkway, St. Petersburg, FL 33716.

(3)	Consists of 2,644,242 shares of our common stock held by ACF Investment Corp. (“ACF”). ACF is a wholly-owned subsidiary of AmeriCredit Corp., a publicly traded company. AmeriCredit Corp.’s address is 801 Cherry Street, Suite 3900, Fort Worth, TX 76102.

(4)	Consists of (i) 2,040,008 shares of our common stock held by GRP II, L.P. (“GRP II”), (ii) 145,589 shares of our common stock held by GRP II Investors, L.P. (“GRP II Investors”) and (iii) 51,905 shares of our common stock held by GRP II Partners, L.P. (“GRP II Partners”). GRPVC, L.P. (“GRPVC”) is the general partner of each of GRP II and GRP II Partners and GRP Management Services Corp. (“GRP Management Services”) is the general partner of GRPVC. Merchant Capital, Inc. is the general partner of GRP II Investors and is in turn an indirect wholly-owned subsidiary of Credit Suisse/ First Boston, Inc. Mr. Dietz is Vice President of GRP Management Services. Mr. Dietz disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in such shares. Monique O’Neil, the wife of our Chairman of the Board, President and Chief Executive Officer, Mr. O’Neil, is a limited partner of GRP II Partners. Through this partnership interest, she has an indirect economic interest in approximately 1,164 shares of our common stock. GRP II, L.P.’s address is 2121 Avenue of the Stars, Suite 1630, Los Angeles, CA 90067.

(5)	The shares shown as beneficially owned by Fred Alger Management, Inc. were reported in its Schedule 13F filed with the SEC on July 27, 2006. Fred Alger Management, Inc.’s address is 111 Fifth Avenue, New York, NY 10003.

(6)	Consists of (i) 1,832,767 shares of our common stock held by WFS Web Investments, which is a wholly-owned subsidiary of WFS Financial Inc, which is an indirect wholly-owned subsidiary of Wachovia Corporation, and (ii) 3,698 shares of our common stock held by affiliates of Wachovia Corporation in a fiduciary capacity for its customers. Of such 3,698 shares of our common stock, affiliates of Wachovia Corporation have shared investment power with respect to 170 of such shares and do not have sole investment power with respect to any of such shares. Wachovia Corporation is an affiliate of one of the underwriters in this offering. Wachovia Corporation’s address is 301 South College Street, Charlotte, North Carolina 28288.

(7)	Consists of 1,832,767 shares of our common stock held by Capital One Auto Finance, Inc., a wholly-owned subsidiary of Capital One Financial Corporation, a publicly traded company. Capital One Auto Finance Inc.’s address is 8000 Jones Branch Drive, 19055-0300, McLean, Virginia 22102.

(8)	Includes 8,333 shares that Mr. Sundaram has the right to acquire within 60 days after August 15, 2006 and 40,000 shares of restricted common stock.

(9)	Includes 736,242 shares that Mr. O’Neil has the right to acquire within 60 days after August 15, 2006 upon the exercise of stock options. Also includes (i) 100,000 shares held by The Mark F. O’Neil Qualified Grantor Retained Annuity Trust, of which Mr. O’Neil is the trustee, (ii) 50,000 shares held by Monique O’Neil, the wife of Mr. O’Neil, and (iii) 227,500 shares of restricted common stock. Monique O’Neil is also a limited partner of GRP II Partners. Through this partnership interest, she has an indirect financial interest in approximately 1,164 shares of our common stock which is included in the total.

(10)	Includes 13,333 shares that Mr. Blair has the right to acquire within 60 days after August 15, 2006 upon the exercise of stock options and 29,000 shares of restricted common stock.

(11)	Includes 104,349 shares that Mr. Jacobs has the right to acquire within 60 days after August 15, 2006 upon the exercise of stock options. Also includes (i) 18,134 shares held by The Eric D. Jacobs Grantor Retained Annuity Trust, of which Mr. Jacobs is the trustee, and (ii) 67,500 shares of restricted common stock.

(12)	Includes 227,481 shares that Mr. Passione has the right to acquire within 60 days after August 15, 2006 upon the exercise of stock options. Also includes (i) 75,485 shares held by the 2005 Vincent Passione Grantor Retained Annuity Trust, of which Mr. Passione’s wife and sister are the trustees, and (ii) 26,250 shares of restricted common stock. Formerly the President of DealerTrack, Inc., Mr. Passione is leaving DealerTrack effective as of August 31, 2006.

(13)	Includes 30,957 shares that Mr. Trinder has the right to acquire within 60 days after August 15, 2006 upon the exercise of stock options. Also includes 47,750 shares of restricted common stock.

(14)	Includes 36,250 shares that Ms. Cirillo-Goldberg has the right to acquire within 60 days after August 15, 2006 upon the exercise of stock options and 3,500 shares of restricted common stock.

(15)	Includes 20,000 shares that Mr. Dietz has the right to acquire within 60 days after August 15, 2006 upon the exercise of stock options and 3,500 shares of restricted common stock.

(16)	Includes 10,000 shares that Mr. Gibson has the right to acquire within 60 days after August 15, 2006 upon the exercise of stock options and 3,500 shares of restricted common stock.

(17)	Includes 10,000 shares that Mr. McDonnell has the right to acquire within 60 days after July 31, 2006 upon the exercise of stock options and 3,500 shares of restricted common stock.

(18)	Includes 36,250 shares that Mr. Power has the right to acquire within 60 days after August 15, 2006 upon the exercise of stock options and 3,500 shares of restricted common stock.

(19)	Includes 20,000 shares that Mr. Tischler has the right to acquire within 60 days after August 15, 2006 upon the exercise of stock options and 3,500 shares of restricted common stock.

(20)	Includes 1,366,985 shares that this group has the right to acquire within 60 days after August 15, 2006 upon the exercise of stock options and 607,500 shares of restricted common stock.

DESCRIPTION OF CAPITAL STOCK
General Matters
      Under our fifth amended and restated certificate of incorporation, our authorized capital stock consists of:

•	175,000,000 shares of our common stock, par value $0.01 per share; and

•	10,000,000 shares of preferred stock, par value $0.01 per share.
      The following summary describes the material provisions of our capital stock. We urge you to read our fifth amended and restated certificate of incorporation and our amended and restated by-laws, which are incorporated by reference into the registration statement of which this prospectus forms a part.
      Certain provisions of our fifth amended and restated certificate of incorporation and our amended and restated by-laws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of our common stock.
Common Stock
      All holders of shares of our common stock are entitled to the same rights and privileges. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.
      In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Anti-Takeover Provisions
      Section 203 of the Delaware General Corporation Law. We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly-held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the interested stockholder and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.
      Classified Board of Directors. Our board of directors is divided into three classes with staggered three-year terms. In addition, our fifth amended and restated certificate of incorporation and our amended and restated by-laws provide that directors may be removed only for cause and only by the affirmative vote of the holders of 75% or more of our outstanding shares of capital stock present in person or by proxy and entitled to vote. Under our fifth amended and restated certificate of incorporation and amended and restated by-laws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by the affirmative vote of a majority of our directors then in office, even though less than a quorum of our board of directors. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of us.
      Stockholder Action by Written Consent. Our fifth amended and restated certificate of incorporation and our amended and restated by-laws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may be taken by written consent in lieu of a meeting only if the action to be effected by such written consent and the taking of such action by such written consent have been previously approved by our board of directors.
      Special Meetings of Stockholders. Our amended and restated by-laws also provides that, except as otherwise required by law, special meetings of the stockholders may only be called by our board of directors.
      Advance Notice Requirements for Stockholder Proposals and Director Nominations. In addition, our amended and restated by-laws have an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.
      Amendment of Certificate of Incorporation or By-laws. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our amended and restated by-laws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 75% of the votes which all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes, which all our stockholders would be entitled to cast in any election of directors, will be required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our fifth amended and restated certificate of incorporation described in the prior two paragraphs.
Registration Rights
      Upon the completion of this offering, certain holders of shares of our common stock will have the right to require us to register these shares under the Securities Act under certain circumstances.
      These registration rights are contained in our fourth amended and restated registration rights agreement, dated March 19, 2003, among DealerTrack Holdings, Inc. and certain stockholders, which provides for:

•	an unlimited number of piggyback registrations pursuant to which we are required to register sales of a holder’s shares under the Securities Act when we undertake a public offering either on our own behalf or on behalf of another stockholder, subject to the discretion of the managing underwriter of the offering to decrease the amount that holders may register, with priority given, in the case of a public offering undertaken on our own behalf, first to the shares to be sold by us, then to shares to be sold by the holders exercising these piggyback registration rights, and then to all other shares and, in the case of a public offering on behalf of another stockholder, first to the shares to be sold by such stockholder, then to shares to be sold by us, and then to all other shares;

•	two demand registrations pursuant to which we are required to register sales of a holder’s shares under the Securities Act that would result in aggregate net proceeds of at least $30,000,000, subject to certain rights to delay up to 180 days the filing or effectiveness of any such registration statements; and

•	one registration on Form S-3 (or equivalent short-form registration statement) per year pursuant to which we are required to register sales of a holder’s shares under the Securities Act, subject to the aggregate market value (at the time of a holder’s request) of the shares registered by such holder being no less than $5,000,000.

      Registration of any shares of our common stock would result in such shares becoming freely tradeable without restriction under the Securities Act immediately upon effectiveness of such registration.
      Generally, we have agreed to pay all expenses of any registration pursuant to the registration rights agreement, except that underwriters’ discounts and commissions shall be borne pro rata by the parties selling shares pursuant to the applicable registration statement.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.
The NASDAQ Global Market
      Our common stock is quoted on The NASDAQ Global Market under the symbol “TRAK.”

SHARES ELIGIBLE FOR FUTURE SALE
      Upon completion of this offering, 39,086,447 shares of our common stock will be outstanding, including the issuance of 2,750,000 shares of our common stock offered by us and assuming no exercise of options outstanding after August 15, 2006. All 11.5 million shares sold in our initial public offering and all 9,000,000 shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Future sales of substantial amounts of common stock in the public market (pursuant to Rule 144 under the Securities Act or otherwise), including shares issued upon exercise of outstanding options, or the perception that such sales could occur, could adversely affect the market price of our common stock. Except for those shares of our common stock subject to the lock-up agreements described below, we believe that almost all of the remaining shares are freely tradeable without restriction or further registration under the Securities Act, unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.
Lock-up Agreements
      The holders of                      shares of our currently outstanding common stock have agreed that, subject to certain exceptions described in “Underwriting,” without the prior written consent of Lehman Brothers on behalf of the underwriters, they will not, during the period ending 90 days after the date of this prospectus, subject to certain extensions and certain exceptions relating to 10b5-1 plans, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of shares of our common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise, or (iii) make any demand for or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for shares of our common stock.
      The 90-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the “lock-up” restrictions described above will, subject to certain limited exceptions, continue to apply until the expiration of the 90-day period beginning on the earnings release or the occurrence of the material news or material event.
      Rule 144. In general, under Rule 144 under the Securities Act, a person (or persons whose shares are required to be aggregated, including our affiliates) who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal 390,864 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
      Sales under Rule 144 are generally subject to certain manner of sale provisions and notice requirements as to the availability of current public information about us.
Registration Rights
      Upon the completion of this offering, certain holders of shares of our common stock will have the right to require us to register these shares under the Securities Act under certain circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. For more information regarding these registration rights, see “Description of Capital Stock — Registration Rights.”

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF OUR COMMON STOCK
      The following is a summary of certain United States federal income tax consequences relating to the purchase, ownership and disposition of our common stock by a non-U.S. holder as of the date hereof. This discussion does not address all aspects of United States federal income taxes that may be relevant to a non-U.S. holder of common stock. For example, in the case of a non-U.S. holder that is a partnership, the United States tax consequences of holding and disposing of our common stock may be affected by determinations made at the partner level. This discussion also does not address foreign, state and local tax consequences. Special rules may apply to certain non-U.S. holders, such as insurance companies, tax-exempt organizations, banks, financial institutions, dealers in securities, holders of securities held as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction, “controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid United States federal income tax, that are subject to special treatment under the Code. Such persons should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and these authorities may be repealed, revoked or modified with retroactive effect so as to result in United States federal income tax consequences different from those discussed below.
      Persons considering the purchase, ownership or disposition of common stock should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.
      As used in this section, a “U.S. holder” of common stock means a holder that is (1) a citizen or resident of the United States, (2) a corporation, or other entity taxable as a corporation, or a partnership created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless in the case of a partnership, United States Treasury regulations provide otherwise, (3) an estate the income of which is subject to United States federal income taxation regardless of its source and (4) a trust (A) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons has the authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person. A “non-U.S. holder” is a holder that is not a U.S. holder.
      An individual may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days in which the individual was present in the current year, one-third of the days in which the individual was present in the United States in the immediately preceding year, and one-sixth of the days in which the individual was present in the second preceding year are counted. Resident aliens are subject to United States federal income tax as if they were United States citizens.
Dividends
      As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do pay dividends, any dividends paid to a non-U.S. holder of common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, a non-U.S. holder must properly file with the payor an IRS Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable tax treaty. However, dividends that are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder are not subject to withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder of common stock who wishes to claim the benefit of an applicable treaty rate (and not be subject to back-up withholding as discussed below) for dividends paid will be required to satisfy applicable certification and other requirements and may be required to obtain a United States taxpayer identification number.
      A non-U.S. holder of common stock eligible for a reduced rate of United States withholding tax may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the “IRS”).
Gain on Disposition of Common Stock
      A non-U.S. holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (1) the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the non-U.S. holder; (2) in the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or (3) we are or have been a “U.S. real property holding corporation” within the meaning of Section 897 of the Code for United States federal income tax purposes within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period.
      A non-U.S. holder described in clause (1) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates and, if it is a corporation, may be subject to the branch profits tax at a rate equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in clause (2) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States).
      We believe we are not and do not anticipate becoming a “U.S. real property holding corporation” for United States federal income tax purposes.
Information Reporting and Backup Withholding
      We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.
      A non-U.S. holder may be subject to backup withholding unless applicable certification requirements are met.
      Payment of the proceeds of a sale of common stock within the United States is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. However, payment of the proceeds of a sale of common stock conducted through certain United States related financial intermediaries is subject to information reporting (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.
      Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or allowed as a credit against such holder’s United States federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING
      Lehman Brothers is acting as the representative of the underwriters and the sole book-running manager for this offering. Under the terms of an underwriting agreement, which is filed as an exhibit to this registration statement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the respective number of shares of our common stock shown opposite its name below:

Underwriters	Number of Shares

Lehman Brothers Inc.
William Blair & Company, L.L.C.
Deutsche Bank Securities Inc.
Cowen and Company, LLC
Wachovia Capital Markets, LLC
JMP Securities LLC
Thomas Weisel Partners LLC

Total

      The underwriting agreement provides that the underwriters’ obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the shares of our common stock offered hereby (other than those shares of our common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material change in our business or in the financial markets; and

•	we deliver customary closing documents to the underwriters.
Commissions and Expenses
      The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us and the selling stockholders for the shares.

	Per Share		Total

	No Exercise	Full Exercise	No Exercise	Full Exercise

Us
Selling stockholders
      The representative of the underwriters has advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $          per share. After the offering, the representative may change the offering price and other selling terms.
      The expenses of the offering that are payable by us and the selling stockholders are estimated to be approximately $1.1 million (excluding underwriting discounts and commissions). We have agreed to pay expenses incurred by the selling stockholders in connection with the offering, other than the underwriting discounts and commissions.
Option to Purchase Additional Shares
      The selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of 1,350,000 shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 9,000,000 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.
Lock-Up Agreements
      We, our executive officers and directors, and the selling stockholders have agreed not to, without the prior written consent of Lehman Brothers: (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the shares of our common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. In addition, we have also agreed not to, without the prior written consent of Lehman Brothers: (i) file or cause to be filed a registration statement, including any amendments, with respect to the registration of any shares of our common stock or securities convertible, exercisable or exchangeable into our common stock or any other securities of us or (ii) publicly disclose the intention to do any of the foregoing. In addition, our executive officers, our directors and the selling stockholders have agreed not to make any demand for or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for shares of our common stock, during the period ending 90 days after the date of this prospectus.
      With respect to DealerTrack, the restrictions described above do not apply to: (a) the sale of the shares of our common stock to the underwriters, (b) shares of our common stock issued upon the exercise of options granted under employee stock option plans existing as of the date of this prospectus, (c) grants of employee stock options or restricted common stock in accordance with the terms of a plan in effect on the date of this prospectus, (d) the filing of a registration statement with the Securities and Exchange Commission on Form S-8 relating to the offering of securities in accordance with the terms of a plan in effect on the date of this prospectus, or (e) shares of our common stock (or options, warrants or convertible securities relating to shares of our common stock) issued in connection with a bona fide merger or acquisition transaction, provided that the shares of our common stock (or options, warrants or convertible securities relating to the shares of our common stock) so issued are subject to the restrictions described above for the remainder of the 90-day restricted period and possible extension of such period described below.
      With respect to our selling stockholders, the restrictions described above do not apply to: (a) the sale of the shares of our common stock to the underwriters, (b) transactions relating to shares of our common stock acquired in open market transactions after the consummation of this offering, (c) transfers of shares of our common stock as a bona fide gift, provided that (x) the shares of our common stock so transferred are subject to the restrictions described above for the remainder of the 90-day restricted period and possible extension of such period as described below and (y) no party shall be required to, nor shall it voluntarily, file a report under Section 16(a) of the Securities Exchange Act in connection with the transfer (other than a filing on Form 5 made after the expiration of the 90-day restricted period), (d) dispositions to a trust, provided that (x) the shares of our common stock so transferred are subject to restrictions described above for the remainder of the 90-day restricted period and possible extension of such period described below and (y) no party shall be required to, nor shall it voluntarily, file a report under Section 16(a) of the Securities Exchange Act in connection with the disposition (other than a filing on Form 5 made after the expiration of the 90-day restricted period), (e) pledges to a financial institution as collateral and foreclosures of those pledges, provided that the shares of our common stock so pledged are subject to the restrictions described above for the remainder of the 90-day restricted period and possible extension of such period described below, (f) transfers to an affiliate, provided that the shares of our common stock so transferred are subject to restrictions described above for the remainder of the 90-day restricted period and possible extension of such period described below, (g) dispositions or sales of shares of our common stock under a written trading plan pursuant to Rule 10b5-1 under the Exchange Act (a “10b5-1 Plan”) adopted prior to August 1, 2006 or (h) the adoption of a 10b5-1 Plan, provided that (A) no dispositions or sales are made pursuant to such 10b5-1 Plan during the 90-day restricted period and (B) no party, including the executive officer or director, shall be required to, nor shall it voluntarily, file a report under Section 16(a) of the Exchange Act in connection with the adoption of such 10b5-1 Plan.
      With respect to our executive officers and directors who are subject to lock-up restrictions, the restrictions described above do not apply to: (a) transactions relating to our common stock acquired in open market transactions after the completion of this offering, (b) transfers of shares of our common stock as a bona fide gift, provided that (x) the shares of our common stock so transferred are subject to the restrictions described above for the remainder of the 90-day restricted period and possible extension of such period described below and (y) no party shall be required to, nor shall it voluntarily, file a report under Section 16(a) of the Securities Exchange Act in connection with the transfer (other than a filing on Form 5 made after the expiration of the 90-day restricted period), (c) dispositions to a trust, provided that (x) the shares of our common stock so transferred are subject to restrictions described above for the remainder of the 90-day restricted period and possible extension of such period described below and (y) no party shall be required to, nor shall it voluntarily, file a report under Section 16(a) of the Securities Exchange Act in connection with the disposition (other than a filing on Form 5 made after the expiration of the 90-day restricted period), (d) pledges to a financial institution as collateral and foreclosures of those pledges, provided that the shares of common stock so pledged are subject to the restrictions described above for the remainder of the 90-day restricted period and possible extension of such period described below, (e) transfers to an affiliate, provided that the shares of our common stock so transferred are subject to restrictions described above for the remainder of the 90-day restricted period and possible extension of such period described below, (f) dispositions or sales of shares of our common stock under a 10b5-1 Plan adopted prior to August 1, 2006; (g) the adoption of a 10b5-1 Plan, provided that (A) no dispositions or sales are made pursuant to such 10b5-1 Plan during the 90-day restricted period and (B) no party, including the executive officer or director, shall be required to, nor shall it voluntarily, file a report under Section 16(a) of the Exchange Act in connection with the adoption of such 10b5-1 Plan or (h) the withholding of shares of common stock by DealerTrack in satisfaction of applicable withholding taxes upon the vesting of restricted common stock. See “Management — Rule 10b5-1 Trading Plans.”
      The 90-day restricted period described above will be extended if:

•	during the last 17 days of the 90-day restricted period we issue an earnings release or announce material news or a material event relating to us occurs; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period;
in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event unless such extension is waived in writing by Lehman Brothers.
      Lehman Brothers, in its sole discretion, may release the shares of our common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Lehman Brothers will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of our common stock and other securities for which the release is being requested and market conditions at the time.
Indemnification
      We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids
      The representative may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum;

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering;

•	Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions; or

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.
      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
Passive Market Making
      In connection with the offering, underwriters and selling group members may engage in passive market making transactions in the common stock on The NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of our common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid that bid must be lowered when specified purchase limits are exceeded.
Electronic Distribution
      A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.
      Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.
Stamp Taxes
      If you purchase shares of our common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.
Relationships; NASD Conduct Rules
      Certain of the underwriters and their related entities have engaged and may engage in commercial and investment banking transactions with us in the ordinary course of their business. They have received customary compensation and expenses for these commercial and investment banking transactions. An affiliate of Wachovia is a stockholder that is selling shares of our common stock in this offering and another affiliate of Wachovia is a significant customer of ours. Additionally, Lehman Commercial Paper Inc., an affiliate of one of our underwriters is a lender and acts as syndication agent under our credit facilities, and Wachovia Bank, National Association, an affiliate of one of our underwriters, is a lender and acts as documentation agent under our credit facility. Also, Lehman Brothers acted as financial advisor and delivered a fairness opinion to an affiliate of one of our significant stockholders, The First American Corporation, in connection with First Advantage Corporation’s acquisition of the companies and assets comprising the credit information segment of The First American Corporation. See ‘Prospectus Summary — Transactions and Relationships with Certain of the Underwriters and Their Affiliates.”
      An affiliate of Wachovia Capital Markets, LLC, as a selling stockholder in this offering, may receive more than 10% of the net proceeds of this offering, not including underwriting compensation. Accordingly, this offering is being conducted in accordance with the applicable provisions of Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules. Because this offering is of our common stock, for which a bona fide independent market exists, the NASD does not require that we use a qualified independent underwriter to recommend the public offering price.
United Kingdom
      This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”). The shares of our common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.
      Each of the underwriters has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 or FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.
European Economic Area
      In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”) each underwriter represents and warrants that it has not made and will not make an offer to the public of any shares which are the subject of the offering contemplated by this prospectus (the “Shares”) in that Relevant Member State, except that it may make an offer to the public in that Relevant Member State of any Shares at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Lehman Brothers for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Shares shall result in a requirement for the publication by DealerTrack or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.
      For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

LEGAL MATTERS
      The validity of the shares of common stock offered hereby has been passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Davis Polk & Wardwell, New York, New York is counsel for the underwriters in connection with this offering.
EXPERTS
      The consolidated financial statements of DealerTrack Holdings, Inc. and subsidiaries as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The combined financial statements of Automotive Lease Guide (alg), LLC and Automotive Lease Guide (alg) Canada, Inc. as of December 31, 2003 and 2004 and for each of the two years in the period ended December 31, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The financial statements of Chrome Systems Corporation as of December 31, 2004 and for the year ended December 31, 2004 have been included in this prospectus in reliance upon the report of KPMG LLP, an independent auditor, given on the authority of said firm as experts in auditing and accounting.
      The financial statements of NAT Holdings, Inc. and subsidiary as of December 31, 2004 and for the year ended December 31, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The consolidated financial statements of Global Fax, L.L.C. as of December 31, 2005 and for the year ended December 31, 2005 have been included in this prospectus in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the U.S. Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered hereby. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. We make reference in this prospectus to certain of our contracts, agreements and other documents that are filed as exhibits to the registration statement. For a complete understanding of those contracts, agreements and other documents, please see the exhibits incorporated by reference into this registration statement.
      You may read the registration statement, the related exhibits and the other materials we file with the Commission at its public reference room at 101 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of those documents at prescribed rates by writing to the Public Reference Section of the Commission at 101 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The Commission also maintains a website that contains reports, proxy and information statements and other information regarding issuers that file with the Commission. The site’s address is www.sec.gov.
      We will also file annual, quarterly and current reports, proxy statements and other information with the SEC. You can also request copies of these documents, for a copying fee, by writing to the SEC. Our SEC filings are also available to the public in the SEC’s public reference room from the SEC’s website at www.sec.gov. Additionally, we make our SEC filings available free of charge through our website, www.dealertrack.com.

INDEX TO FINANCIAL STATEMENTS
AND FINANCIAL STATEMENT SCHEDULE

Report of Independent Registered Public Accounting Firm
To the Board of Directors and
Stockholders of DealerTrack Holdings, Inc.
      In our opinion, the accompanying consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of DealerTrack Holdings, Inc. and its subsidiaries (the “Company”) at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/  PricewaterhouseCoopers LLP
Melville, New York
March 29, 2006

DEALERTRACK HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,
			June 30,
	2004	2005	2006

			(Unaudited)
	(In thousands, except share
	and per share amounts)
ASSETS
Current assets
Cash and cash equivalents	$21,753	$103,264	$25,519
Short-term investments	—	—	60,500
Accounts receivable — related party	2,379	5,386	7,037
Accounts receivable, net of allowances of $699, $2,664 and $3,801 as of December 31, 2004 and 2005 and June 30, 2006, (unaudited) respectively	6,255	13,893	14,107
Prepaid expenses and other current assets	2,778	3,902	4,143
Deferred tax asset	7,675	910	910
Restricted cash	577	—	—

Total current assets	41,417	127,355	112,216
Property and equipment, net	2,849	4,885	6,220
Software and website developments costs, net	3,423	8,769	11,530
Intangible assets, net	15,474	39,550	44,850
Goodwill	12,781	34,200	49,216
Restricted cash	590	590	540
Deferred taxes and other long-term assets	147	5,266	8,389

Total assets	$76,681	$220,615	$232,961

LIABILITIES, REDEEMABLE CONVERTIBLE PARTICIPATING PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Accounts payable	$3,093	$2,367	$915
Accounts payable — related party	712	2,021	177
Accrued compensation and benefits	4,299	7,589	6,104
Accrued other	6,926	8,674	10,588
Deferred revenue	1,385	3,267	3,634
Deferred taxes	42	42	42
Due to acquirees	—	1,447	1,851
Capital leases payable	539	387	144

Total current liabilities	16,996	25,794	23,455
Capital leases payable — long-term	347	7	—
Due to acquirees	3,520	4,957	4,043
Other long-term liabilities	3,593	3,186	5,414

Total liabilities	24,456	33,944	32,912

Commitments and contingencies (Note 13)
Redeemable convertible participating preferred stock
Series A (liquidation preference of $15,937 as of December 31, 2004 and $0 as of December 31, 2005 and June 30, 2006 (unaudited), respectively)	1,677	—	—

DEALERTRACK HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31,
			June 30,
	2004	2005	2006

			(Unaudited)
	(In thousands, except share
	and per share amounts)
Series A-1 (liquidation preference of $5,746 as of December 31, 2004 and $0 as of December 31, 2005 and June 30, 2006 (unaudited), respectively)	2,394	—	—
Series A-2 (liquidation preference of $15,000 as of December 31, 2004 and $0 as of December 31, 2005 and June 30, 2006 (unaudited), respectively)	14,250	—	—
Series B (liquidation preference of $28,836 as of December 31, 2004 and $0 as of December 31, 2005 and June 30, 2006 (unaudited), respectively)	19,986	—	—
Series B-1 (liquidation preference of $5,746 as of December 31, 2004 and $0 as of December 31, 2005 and June 30, 2006 (unaudited), respectively)	532	—	—
Series C (liquidation preference of $24,610 as of December 31, 2004 and $0 as of December 31, 2005 and June 30, 2006 (unaudited), respectively)	21,413	—	—
Series C-1 (liquidation preference of $7,916 as of December 31, 2004 and $0 as of December 31, 2005 and June 30, 2006 (unaudited), respectively)	6,739	—	—
Series C-2 (liquidation preference of $498 as of December 31, 2004 and $0 as of December 31, 2005 and June 30, 2006 (unaudited), respectively)	485	—	—
Series C-3 (liquidation preference of $5,000 as of December 31, 2004 and $0 as of December 31, 2005 and June 30, 2006 (unaudited), respectively)	4,750	—	—

Total redeemable convertible participating preferred stock	72,226	—	—

Stockholders’ (deficit) equity
Preferred stock, $0.01 par value; 10,000,000 shares authorized and no shares issued and outstanding as of December 31, 2004 and 2005 and June 30, 2006 (unaudited)	—	—	—
Common stock, $0.01 par value; 30,000,000 as of December 31, 2004 and 175,000,000 shares as of December 31, 2005 and June 30, 2006 authorized (unaudited); 177,926, 35,379,717 and 35,761,812 shares outstanding as of December 31, 2004 and 2005 and June 30, 2006 (unaudited), respectively	2	354	358
Additional paid-in capital	8,451	214,471	218,070
Deferred stock-based compensation	(3,520)	(7,745)	(6,162)
Accumulated other comprehensive income (foreign currency)	100	157	258
Accumulated deficit	(25,034)	(20,566)	(12,475)

Total stockholders’ (deficit) equity	(20,001)	186,671	200,049

Total liabilities, redeemable convertible participating preferred stock and stockholders’ (deficit) equity	$76,681	$220,615	$232,961

The accompanying notes are an integral part of these financial statements.

DEALERTRACK HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended			Six Months Ended
	December 31,			June 30,

	2003	2004	2005	2005	2006

				(Unaudited)
		(In thousands, except per share amounts)
Revenue
Net revenue(1)	$38,679	$70,044	$120,219	$52,464	$81,349

Operating costs and expenses
Cost of revenue(1)(2)	25,362	29,665	50,132	20,189	32,408
Product development(2)	1,539	2,256	5,566	2,087	4,563
Selling, general and administrative(2)	15,048	30,401	54,690	24,396	32,443

Total operating costs and expenses	41,949	62,322	110,388	46,672	69,414
(Loss) income from operations	(3,270)	7,722	9,831	5,792	11,935
Interest income	75	54	282	86	1,748
Interest expense	(22)	(115)	(1,585)	(373)	(141)

(Loss) income before provision for income taxes	(3,217)	7,661	8,528	5,505	13,542
(Provision) benefit for income taxes, net	(72)	3,592	(4,060)	(2,368)	(5,451)

Net (loss) income	$(3,289)	$11,253	$4,468	$3,137	$8,091

Basic net (loss) income per share applicable to common stockholders(3)	$(1,000.30)	$0.45	$0.17	$0.12	$0.23
Diluted net (loss) income per share applicable to common stockholders(3)	$(1,000.30)	$0.02	$0.12	$0.07	$0.22
Weighted average shares outstanding	3,288	40,219	2,290,439	567,302	35,335,493
Weighted average shares outstanding assuming dilution	3,288	1,025,248	3,188,180	1,052,763	36,878,342

		Year Ended			Six Months Ended
		December 31,			June 30,

		2003	2004	2005	2005	2006

					(Unaudited)
		(In thousands)
(1)	Related party revenue	$13,717	$19,070	$29,021	$13,371	$20,319
	Related party cost of revenue	3,985	3,306	3,216	1,676	1,809
(2)	Stock-based compensation recorded for the years ended December 31, 2004 and 2005 and the six months ended June 30, 2005 and 2006 was classified as follows:

				Six Months
		Years Ended		Ended
		December 31,		June 30,

		2004	2005	2005	2006

				(Unaudited)
		(In thousands)
	Cost of revenue	$286	$295	$108	$524
	Product development	84	95	40	168
	Selling, general and administrative	1,263	1,600	517	1,929
(3)	See Note (2) of these financial statements for earnings per share calculations.
The accompanying notes are an integral part of these financial statements.

DEALERTRACK HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

				Six Months Ended
	Year Ended December 31,			June 30,

	2003	2004	2005	2005	2006

				(Unaudited)
	(In thousands)
Cash flows from operating activities
Net (loss) income	$(3,289)	$11,253	$4,468	$3,137	$8,091
Depreciation and amortization	11,016	10,873	22,763	8,613	12,239
Deferred tax (benefit) provision	—	(4,679)	2,301	661	(2,548)
Amortization of deferred compensation (referred to in our Form 10-Q for the quarterly period ended June 30, 2006 as “Stock-based compensation”)	—	1,633	1,990	665	2,621
Allowance for doubtful accounts and sales credits	475	476	3,664	1,441	2,321
(Loss) gain on sale of property and equipment	—	(33)	(26)	(29)	(47)
Amortization of deferred interest	—	45	165	74	70
Deferred compensation	—	—	—	—	99
Stock-based compensation windfall tax benefit	—	—	—	—	(1,072)
Amortization of bank financing costs	—	—	411	45	63
Changes in operating assets and liabilities, net of effects of acquisitions Trade accounts receivable	520	(2,717)	(11,052)	(7,093)	(1,362)
Accounts receivable — related party	(2,518)	(814)	(1,687)	(2,443)	(1,651)
Prepaid expenses and other current assets	(1,294)	(1,808)	(375)	3	891
Accounts payable and accrued expenses	599	2,763	3,764	1,875	(3,247)
Accounts payable — related party	1,023	(316)	1,310	(99)	(1,844)
Deferred revenue and other current liabilities	1,034	914	1,181	1,267	349
Deferred compensation	—	—	110	—	—
Other long-term liabilities	935	(456)	2,329	96	341
Deferred rent	—	—	399	—	152
Other assets	(18)	28	508	(566)	11

Net cash provided by operating activities	8,483	17,162	32,223	7,647	15,477

Cash flows from investing activities
Capital expenditures	(542)	(1,825)	(3,453)	(2,162)	(1,691)
Funds released from/(placed into) escrow and other restricted cash	12	(984)	577	279	47
Purchase of short term investments	—	—	—	—	(76,250)
Sale of short term investments	—	—	—	—	15,750
Capitalized software and web site development costs	(1,928)	(2,302)	(7,293)	(2,737)	(1,891)
Proceeds from sale of property and equipment	—	5	31	30	50
Payment for net assets acquired, net of cash acquired	—	(7,318)	(67,059)	(62,884)	(31,203)
Advance payment for acquisition	(2,885)	—	—	—	—

Net cash used in investing activities	(5,343)	(12,424)	(77,197)	(67,474)	(95,188)

DEALERTRACK HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

				Six Months Ended
	Year Ended December 31,			June 30,

	2003	2004	2005	2005	2006

				(Unaudited)
	(In thousands)
Cash flows from financing activities
Principal payments on capital lease obligations	(146)	(496)	(492)	(219)	(250)
Proceeds from the exercise of employee stock options	51	621	1,469	1,398	901
Proceeds from employee stock purchase plan	—	—	—	—	370
Net proceeds from term loan facility	—	—	24,699	24,129	—
Net proceeds from revolving credit facility	—	—	23,200	23,200	—
Repayment of term loan facility	—	—	(25,000)	—	—
Repayment of revolving credit facility	—	—	(23,500)	(5,000)	—
Proceeds from initial public offering, net of expenses	—	—	126,067	—	—
Principal payments on notes payable	—	—	—	—	(210)
Stock-based compensation windfall tax benefit	—	—	—	—	1,072
Deferred financing costs — initial public offering	—	—	—	—	12

Net cash (used in) provided by financing activities	(95)	125	126,443	43,508	1,895

Net increase (decrease) in cash and cash equivalents	3,045	4,863	81,469	(16,319)	(77,816)
Effect of exchange rate changes on cash and cash equivalents	—	100	42	(6)	71
Beginning of period	13,745	16,790	21,753	21,753	103,264

End of period	$16,790	$21,753	$103,264	$5,428	$25,519

Supplemental disclosure
Cash paid for:
Income taxes	$11	$1,071	$2,117	$1,028	$7,629
Interest	22	115	1,417	75	38
Non-cash investing and financing activities:
Conversion of redeemable convertible participating preferred stock to common stock	—	—	72,226	—	—
Assets acquired under capital leases	1,247	280	—	—	—
Preferred stock issued in conjunction with acquisition of subsidiary	19,000	—	—	—	—
Acquisition of capitalized software through note payable	—	—	—	—	2,608
Accrued capitalized hardware and software	—	—	—	—	1,132
Global Fax purchase price adjustment	—	—	—	—	400
Goodwill adjustment	—	—	—	—	382
Deferred compensation reversal to equity	—	—	—	—	209
The accompanying notes are an integral part of these financial statements.

DEALERTRACK HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT) AND
COMPREHENSIVE (LOSS) INCOME FOR EACH OF THE THREE YEARS IN THE
PERIOD ENDED DECEMBER 31, 2005

							Accumulated		Total
	Preferred Stock		Common Stock		Additional	Deferred	Other		Stockholders’
					Paid-In	Stock-Based	Comprehensive	Accumulated	Equity	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Compensation	Income	Deficit	(Deficit)	(Loss) Income

	(In thousands, except share and per share amounts)
Balance as of January 1, 2003	—	$—	1,009	$—	$2,628	$—	$—	$(32,998)	$(30,370)
Exercise of stock options	—	—	12,681	—	51	—	—	—	51
Net loss	—	—	—	—	—	—	—	(3,289)	(3,289)	$(3,289)

Comprehensive loss	—	—	—	—						$(3,289)

Balance as of December 31, 2003	—	—	13,690	—	2,679	—	—	(36,287)	(33,608)
Exercise of stock options	—	—	164,236	2	619	—	—	—	621
Foreign currency translation adjustment	—	—	—	—	—	—	100	—	100	$100
Deferred stock- based compensation	—	—	—	—	5,153	(5,153)	—	—	—
Stock-based compensation expense	—	—	—	—	—	1,633	—	—	1,633
Net income	—	—	—	—	—	—	—	11,253	11,253	$11,253

Comprehensive income										$11,353

Balance as of December 31, 2004	—	—	177,926	2	8,451	(3,520)	100	(25,034)	(20,001)
Exercise of stock options	—	—	511,610	5	1,464	—	—	—	1,469
Tax benefit from the exercise of stock options	—	—	—	—	395	—	—	—	395
Foreign currency translation adjustment	—	—	—	—	—	—	57	—	57	$57
Deferred stock- based compensation	—	—	—	—	4,010	(4,010)	—	—	—
Issuance of restricted common stock grants	—	—	125,925	1	2,204	(2,205)	—	—	—
Stock-based compensation expense	—	—	—	—	—	1,684	—	—	1,684
Restricted common stock amortization	—	—	—	—	—	306	—	—	306
Conversion of redeemable convertible participating preferred stock	—	—	26,397,589	264	71,962	—	—	—	72,226
Issuance of common stock — initial public offering	—	—	8,166,667	82	125,985	—	—	—	126,067
Net income	—	—	—	—	—	—	—	4,468	4,468	$4,468

Comprehensive income										$4,525

Balance as of December 31, 2005	—	$—	35,379,717	$354	$214,471	$(7,745)	$157	$(20,566)	$186,671

The accompanying notes are an integral part of these financial statements.

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Business Description
      DealerTrack is a leading provider of on-demand software, network and data solutions for the automotive retail industry in the United States. Utilizing the Internet, DealerTrack has built a network connecting automotive dealers with banks, finance companies, credit unions and other financing sources, and other service and information providers, such as aftermarket providers and the major credit reporting agencies. We have established a network of active relationships, which, as of June 30, 2006, consisted of over 22,000 dealers, including over 85% of all franchised dealers in the United States; over 240 financing sources, including the 20 largest independent financing sources in the United States; and a number of other service and information providers to the automotive retail industry. Our credit application processing product enables dealers to automate and accelerate the indirect automotive financing process by increasing the speed of communications between these dealers and their financing sources. We have leveraged our leading market position in credit application processing to address other inefficiencies in the automotive retail industry value chain. We believe our proven network provides a competitive advantage for distribution of our software and data solutions. Our integrated subscription-based software products and services enable our dealer customers to receive valuable consumer leads, compare various financing and leasing options and programs, sell insurance and other aftermarket products, analyze inventory, document compliance with certain laws and execute financing contracts electronically. We have also created efficiencies for financing source customers by providing a comprehensive digital and electronic contracting solution. In addition, we offer data and other products and services to various industry participants, including lease residual value and automobile configuration data.
      We began our principal business operations in February 2001 with the introduction of our credit application processing product and completed our initial public offering in December 2005. Since our initial public offering in December 2005, we have added new dealers, financing sources and other participants to the network, successfully closed three acquisitions and introduced new products and services. As a result, we have increased our total addressable market by enhancing our offering of products and services, and expanding our network of relationships.

2.	Summary of Significant Accounting Policies
      The consolidated financial statements of DealerTrack Holdings, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America.

Basis of Presentation
      The accompanying consolidated financial statements include the accounts of DealerTrack Holdings, Inc. and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Unaudited Interim Financial Statements
      The accompanying unaudited interim consolidated balance sheet as of June 30, 2006, the consolidated statements of operations for the six months ended June 30, 2005 and 2006, the consolidated statements of cash flows for the six months ended June 30, 2005 and 2006 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. In our opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for fair statement of the periods presented. The unaudited results for the six months ended June 30, 2006 are not necessarily indicative of the results to be expected for any subsequent quarterly or annual financial period, including for the year ending December 31, 2006.
      Included in our provision for income taxes for the six months ended June 30, 2006 is approximately $206,000 of additional tax expense that relates to prior periods. This additional tax expense relates to an

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
adjustment in our calculation of income taxes associated with our Canadian subsidiary, dealerAccess Canada, Inc.

Changes in Classification
      The classifications of certain items from prior years have been revised to conform to the current year presentation.

Use of Estimates
      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from these estimates.
      On an on-going basis, we evaluate our estimates, including those related to accounts receivable allowance, fair value of acquired intangible assets and goodwill, useful lives of intangible assets and property and equipment and capitalized software, deemed value of common stock (prior to our initial public offering) for the purposes of determining stock-based compensation (see below), and income taxes, among others. We base our estimates on historical experience and on other various assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.
      Prior to our initial public offering, our board of directors determined the fair market value of our common and preferred stock in the absence of a public market for these shares. For purposes of financial accounting for employee stock-based compensation and issuing preferred stock in acquisitions, prior to our initial public offering, management applied hindsight within each year to arrive at deemed values for the shares underlying the options that are higher than the fair market values assigned by the board of directors. These deemed fair values were determined based on a number of factors, including input from independent valuation firms, our historical and forecasted operating results and cash flows, and comparisons to publicly-held companies. The deemed values were used to determine the amount of stock-based compensation recognized related to stock options and preferred stock issuances in acquisitions.

Revenue Recognition
      We recognize revenue in accordance with SAB No. 104, “Revenue Recognition in Financial Statements and EITF No. 00-21,” “Revenue Arrangements with Multiple Deliverables.” In addition, for certain subscription products we also recognize revenue under SOP 97-2, “Software Revenue Recognition.”
      Transaction Services Revenue. Transaction services revenue consists of revenue earned from our financing source customers for each credit application or electronic contract submitted to them. Additionally, we earn transaction services revenue from dealers or other service and information providers, such as credit report providers, for each fee-bearing product accessed by dealers. In addition, we earn transaction fees from financing source customers for whom we perform portfolio residual value analysis.
      We offer web-based service to financing sources for the electronic receipt of credit application data and contract data for automotive financing transactions in consideration for a transaction fee. This service is sold based upon contracts that include fixed and determinable prices and that do not include the right of return or other similar provisions or significant post service obligations. Credit application and electronic contracting processing revenue is recognized on a per transaction basis, after customer receipt and when collectibility is reasonably assured. Set-up fees charged to the financing sources for establishing connections, if any, are recognized ratably over the expected customer relationship period of three or four years, depending on the type of customer.

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Our credit report service provides our dealer customers the ability to access credit reports from several major credit reporting agencies or resellers online. We sell this service based upon contracts with the customer or report provider, as applicable, that include fixed and determinable prices and that does not include the right of return or other similar provisions or other significant post service obligations. We recognize credit report revenue on a per transaction basis, when services are rendered and when collectibility is reasonably assured. We offer these credit reports on both a reseller and an agency basis. We recognize revenue from all but one provider of credit reports on a net basis due to the fact that we are not considered the primary obligor, and recognize revenue gross with respect to one of the providers as we have the risk of loss and are considered the primary obligor in the transaction.
      Subscription Services Revenue. We derive revenue from subscriptions paid by customers who can access our on-demand and other products and services. These services are typically sold based upon annual contracts that include fixed and determinable prices and that do not include the right of return or other similar provisions or significant post service obligations. We recognize revenue from such contracts ratably over the contract period. We recognize set-up fees, if any, ratably over the expected customer relationship of three or four years, depending on the type of customer. For contracts that contain two or more products or services, we recognize revenue in accordance with the above policy using relative fair value.
      Our revenue is presented net of a provision for sales credits, which is estimated based on historical results, and established in the period in which services are provided.

Shipping Costs
      Shipping charges billed to customers are included in net revenue, and the related shipping costs are included in cost of sales.

Cash and Cash Equivalents
      Cash and cash equivalents represent cash and highly liquid investments with an original maturity of three months or less.

Short-term Investments
      We account for investment in marketable securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Services.”
      Short-term investments as of June 30, 2006 consist of auction rate securities that are invested in tax-exempt and tax-advantaged securities. We classify investment securities as available for sale, and as a result, report the investments at fair value. There were no unrealized gains (losses) as of June 30, 2006 (unaudited).
      Auction rate securities have long-term underlying maturities, but have interest rates that are reset every one year or less. The securities can be purchased or sold at any time, which creates a highly liquid market for these securities. Our intent is not to hold these securities to maturity, but rather to use the interest rate reset feature to provide liquidity as necessary. Our investment in these securities generally provides higher yields than money market and other cash equivalent investments.

Translation of Non-U.S. Currencies
      We have maintained business operations in Canada since January 1, 2004. The translation of assets and liabilities denominated in foreign currency into U.S. dollars are made at the prevailing rate of exchange at the balance sheet date. Revenue, costs and expenses are translated at the average exchange rates during the period. Translation adjustments are reflected in accumulated other comprehensive income on our consolidated balance sheets, while gains and losses resulting from foreign currency transactions are included in our consolidated

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
statements of operations. Amounts resulting from foreign currency transactions were not material for the years ended December 31, 2004 and 2005 and the six months ended June 30, 2005 and 2006 (unaudited).

Allowance for Doubtful Accounts
      We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The amount of the allowance account is based on historical experience and our analysis of the accounts receivable balance outstanding. While credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, additional allowances may be required which would result in an additional expense in the period that this determination was made.

Property, Equipment and Depreciation
      Fixed assets are stated at cost less accumulated depreciation, which is provided for by charges to income over the estimated useful lives of the assets using the straight-line method. Maintenance and repairs are charged to operating expenses as incurred. Upon sale or other disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to income.

Software and Website Development Costs and Amortization
      We account for the costs of computer software developed or obtained for internal use in accordance with SOP No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” We capitalize costs of materials, consultants and payroll and payroll-related costs incurred by employees involved in developing internal use computer software. Costs incurred during the preliminary project and post-implementation stages are charged to expense. Software and website development costs are amortized on a straight-line basis over estimated useful lives ranging from two to three years. Capitalized software and website development costs, net, were $3.4 million and $8.8 million as of December 31, 2004 and 2005, respectively. Amortization expense totaled $5.6 million, $2.7 million and $2.0 million for the years ended December 31, 2003, 2004 and 2005, respectively. Amortization expense totaled $0.9 million and $2.5 million for the six months ended June 30, 2005 and 2006 (unaudited), respectively.

Goodwill, Other Intangibles and Long-lived Assets
      We record as goodwill the excess of purchase price over the fair value of the tangible and identifiable intangible assets acquired. Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142), requires goodwill to be tested for impairment annually as well as when an event or change in circumstance indicates an impairment may have occurred. Goodwill is tested for impairment using a two-step approach. The first step tests for impairment by comparing the fair value of our one reporting unit to their carrying amount to determine if there is a potential goodwill impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill of the reporting unit is less than its carrying value.
      SFAS No. 142 requires that goodwill be assessed at the operating segment or lower level. After considering the factors included in SFAS No. 131 and EITF Topic No. D-101, we determined that the components of our one operating segment are economically similar such that the components should be aggregated into a single reporting unit for purposes of performing the impairment test for goodwill. We estimate the fair value of this reporting unit using a discounted cash flow analysis and/or applying various market multiples. From time to time an independent third-party valuation expert may be utilized to assist in the determination of fair value. Determining the fair value of a reporting unit is judgmental and often involves the use of significant estimates

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and assumptions. We perform our annual goodwill impairment test on October 1 of every year or when there is a triggering event. Our estimate of the fair value of the reporting unit was in excess of its carrying value as of October 1, 2003, 2004 and 2005.
      Long-lived assets, including fixed assets and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In reviewing for impairment, the carrying value of such assets is compared to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. If such cash flows are not sufficient to support the asset’s recorded value, an impairment charge is recognized to reduce the carrying value of the long-lived asset to its estimated fair value. The determination of future cash flows as well as the estimated fair value of long-lived assets involves significant estimates on the part of management. In order to estimate the fair value of a long-lived asset, we may engage a third party to assist with the valuation. If there is a material change in economic conditions or other circumstances influencing the estimate of future cash flows or fair value, we could be required to recognize impairment charges in the future.
      We evaluate the remaining useful life of intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the remaining estimated amortization period.

Income Taxes
      We account for income taxes in accordance with the provisions of SFAS No. 109. “Accounting for Income Taxes,” (SFAS No. 109), which requires deferred tax assets and liabilities to be recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Advertising Expenses
      We expense the cost of advertising and promoting our services as incurred. Such costs are included in selling, general and administrative expenses in the consolidated statements of operations and totaled $0.2 million, $0.4 million and $0.7 million for the years ended December 31, 2003, 2004 and 2005, respectively. Advertising expense totaled $0.3 million and $0.4 million for the six months ended June 30, 2005 and 2006 (unaudited), respectively.

Concentration of Credit Risk
      Our financial instruments, which potentially subject us to concentration of credit risk, consist primarily of accounts receivable. We maintain an allowance for uncollectible accounts receivable based on expected collectibility and perform ongoing credit evaluations of our customers’ financial condition. For the year ended December 31, 2003, net revenue from one related party accounted for 10% of our total net revenue. For the years ended December 31, 2004 and 2005 and the six months ended June 30, 2005 and 2006 (unaudited), respectively, no customer accounted for more than 10% of our total net revenue.
      Our revenue is generated from customers associated with the automotive industry.

Net (Loss) Income per Share
      For the years ended December 31, 2003 and 2004 and 2005, and for the six months ended June 30, 2005 and 2006, we computed net income (loss) per share in accordance with SFAS No. 128, “Earnings per Share” and EITF No. 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128.” Under

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the provisions of SFAS No. 128, basic earnings per share are computed by dividing the net income (loss) applicable to common stockholders by the weighted average number of shares of our common stock outstanding for the period. Diluted earnings per share are calculated based on the weighted average number of shares of common stock plus the diluted effect of potential common shares.
      For the year ended December 31, 2005 and the six months ended June 30, 2006, basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding (including unvested restricted common stock), assuming dilution. The calculation assumes that all stock options which are in the money are exercised at the beginning of the period and the proceeds used by DealerTrack to purchase the shares at the average market price for the period.
      The following table sets forth the computation of basic and diluted net (loss) income:

	Year Ended December 31,			Six Months Ended June 30,

	2003	2004	2005	2005	2006

				(Unaudited)
	(In thousands, except share and per share amounts)
Numerator:
Net (loss) income	$(3,289)	$11,253	$4,468	$3,137	$8,091
Amount allocated to participating preferred stockholders under two-class method	—	(11,235)	(4,072)	(3,067)	—

Net (loss) income applicable to common stockholders	$(3,289)	$18	$396	$70	$8,091

Denominator:
Weighted average common stock outstanding (basic)	3,288	40,219	2,290,439	567,302	35,335,493
Common equivalent shares from options to purchase common stock	—	985,029	897,741	485,461	1,542,849

Weighted average common stock outstanding (diluted)	3,288	1,025,248	3,188,180	1,052,763	36,878,342

Basic net (loss) income per share applicable to common stockholders	$(1,000.30)	$0.45	$0.17	$0.12	$0.23

Diluted net (loss) income per share applicable to common stockholders	$(1,000.30)	$0.02	$0.12	$0.07	$0.22

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Due to the net loss applicable for common stockholders for the year ended December 31 2003, the effect of the potential exercise of stock options and conversion of preferred stock was not considered in the diluted earnings per share calculation since it would have been antidilutive. The following is a summary of the securities outstanding during the respective periods that have been excluded from the diluted net (loss) income per share calculation because the effect would have been antidilutive:

				Six Months Ended
	Year Ended December 31,			June 30,

	2003	2004	2005	2005	2006

				(Unaudited)
Stock options	1,581,893	5,624	100,275	990,625	738,450
Restricted common stock	—	—	—	—	154,000
Preferred stock	24,765,127	24,765,127	24,765,127	24,765,127	—

Total	26,347,020	24,770,751	24,865,402	25,755,752	892,450

Stock-Based Compensation
      We maintain several share-based incentive plans. We grant stock options to purchase common stock and grant restricted common stock. In January 2006, we began offering an employee stock purchase plan that allows employees to purchase our common stock at a discount each quarter through payroll deductions. See Note 12 for further disclosure on our share-based incentive plans.
      Prior to the effective date of SFAS No. 123R, “Share-Based Payment,” we have elected under the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), to account for our employee stock options in accordance with Accounting Principle Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), using the intrinsic value approach to measure compensation expense, if any. Companies that account for stock-based compensation arrangements for its employees under APB No. 25 are required by SFAS No. 123 to disclose the pro forma effect on net income (loss) as if the fair value based method prescribed by SFAS No. 123 had been applied.
      Prior to our initial public offering in December 2005, we granted certain of our employees, officers and directors options to purchase common stock at exercise prices that the board of directors believed, at the time of grant, were equal to or greater than the values of the underlying common stock. Prior to our initial public offering, our board determined these values principally based on valuation reports. Under the provisions of APB No. 25, in general, if the exercise price of stock awards granted to employees is equal to the fair market value of the underlying stock on the date of grant, no stock-based compensation cost is recognized. In connection with the preparation of the consolidated financial statements for our initial public offering we noted that the fair value of shares subject to a number of equity awards granted during several quarters prior to our initial public offering were significantly less than the valuations that our underwriters were discussing with us in connection with our preparations for our initial public offering. Therefore, we reassessed the fair market value of our common stock to determine whether the equity awards granted during this period had a compensatory element that should be reflected in our consolidated financial statements. As a result, we recorded deferred compensation during the year ended December 31, 2005 of $4.0 million and during the year ended December 31, 2004 of $5.2 million. During 2005 and 2004, we recorded deferred compensation expense relating to stock option grants in the amount of $1.7 million and $1.6 million, respectively. Subsequent to the effective date of our initial public offering, all options to purchase common stock have been granted with an exercise price equal to the fair market value of the underlying stock on the date of grant, as quoted on the NASDAQ. Under the provisions of APB 25, no stock-based compensation was recognized related to these grants.
      The reassessed fair values were based on contemporaneous and retrospective valuations performed and approved by the board of directors. The valuations considered a number of factors including (i) business risks we

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
faced and key company milestones; (ii) comparable company and industry analysis; and (iii) anticipated initial public offering price per share and the timing of the initial public offering.
      The table below summarizes the stock options and restricted common stock granted during 2004 and 2005 that resulted in stock-based compensation expense:

			Exercise	Intrinsic	Fair Value
		Number of	Price Per	Value Per	of Grant
	Grant Date	Options/Shares	Share	Share	Per Share

Stock options:	May 2004	761,544	$2.80	$3.06	$5.86
	July 2004	25,000	2.80	3.06	5.86
	August 2004	699,450	2.80	3.93	6.73
	May 2005	964,850	12.92	4.18	17.10
	June 2005	30,000	12.92	4.18	17.10
	July 2005	75,125	17.08	0.92	18.00

	Total	2,555,969

Restricted common stock:	May 2005	101,000	n/a	17.10	17.10
	June 2005	3,500	n/a	17.10	17.10
	July 2005	3,500	n/a	18.00	18.00
	December 2005	17,925	n/a	19.80	19.80

	Total	125,925

      The intrinsic value per option is being recognized as compensation expense over the applicable vesting period. Additionally, the fair value of the restricted shares is being recognized as compensation expense over the applicable vesting period. During the year ended December 31, 2005, we recorded deferred compensation expense relating to restricted common stock grants in the amount of $0.3 million.

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table illustrates the effect on net (loss) income and net (loss) income per share as if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based awards for the periods indicated:

				Six Months
	Year Ended December 31,			Ended
				June 30,
	2003	2004	2005	2005

				(Unaudited)
	(In thousands, except per share amounts)
Net (loss) income	$(3,289)	$11,253	$4,468	$3,137
Add: Stock-based compensation expense included in reported net (loss) income, net of taxes	—	931	1,194	379
Deduct: Stock-based compensation expense under the fair value method, net of taxes	(341)	(1,295)	(1,631)	(599)
Deduct: Amounts allocated to participating preferred stockholders under two-class method(a)	—	(10,871)	(3,674)	(2,852)

Pro forma net (loss) income applicable to common stockholders	$(3,630)	$18	$357	$65

Basic net (loss) income per share applicable to common stockholders As reported	$(1,000.30)	$0.45	$0.17	$0.12
Pro forma	$(1,104.01)	$0.44	$0.16	$0.12
Diluted net (loss) income per share applicable to common stockholders As reported	$(1,000.30)	$0.02	$0.12	$0.07
Pro forma	$(1,104.01)	$0.04	$0.11	$0.07
      The effects of applying SFAS No. 123 in the pro forma net income (loss) disclosure are not likely to be representative of the effects on the statement of operations upon the adoption of SFAS No. 123R.

(a)	Refer to Net (Loss) Income per Share sub-section in Note 2 for additional information.
      Effective January 1, 2006, we adopted SFAS 123(R), which requires us to measure and recognize the cost of employee services received in exchange for an award of equity instruments. Under the provisions of SFAS 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award, and recognized as an expense over the requisite service period.
      As permitted by SFAS 123(R), we elected the modified prospective transition method. Under this method, prior periods are not revised. We use the Black-Scholes Option Pricing Model, which requires extensive use of accounting judgment and financial estimates, including estimates of the expected term employees will retain their vested stock options before exercising them, the estimated volatility of our stock price over the expected term, and the number of options that will be forfeited prior to the completion of their vesting requirements. Application of alternative assumptions could produce significantly different estimates of the fair value of stock-based compensation and consequently, the related amounts recognized in our consolidated statements of operations. The provisions of SFAS No. 123(R) apply to new awards and awards outstanding, but not yet vested, on the effective date. In March 2005, the SEC issued SAB No. 107 relating to SFAS No. 123(R). We have applied the provisions of SAB No. 107 in our adoption.
      On December 13, 2005, we commenced an initial public offering of our common stock. Prior to our initial public offering, we measured awards using the minimum-value method for SFAS 123 pro forma disclosure purposes. SFAS 123(R) requires that a company that measured awards using the minimum value method for SFAS 123 prior to its initial public offering filing, but adopts SFAS 123(R) as a public company, should not

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
record any compensation amounts measured using the minimum value method in its financial statements. As a result, we will continue to account for pre- initial public offering awards under APB No. 25 unless they are modified after the adoption of SFAS 123(R). For post-initial public offering awards, compensation expense recognized after the adoption of SFAS 123(R) will be based on fair value of the awards on the date of grant.
      In November 2005, the FASB issued FASB Staff Position (“FSP”) SFAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-based Payment Awards,” that provides an elective alternative transition method of calculating the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS No. 123(R) to the method otherwise required by paragraph 81 of SFAS No. 123(R). We may take up to one year from the effective date of the FSP to evaluate our available alternatives and make our one-time election. We are currently evaluating the alternative methods.
      Stock-based compensation expense recognized under SFAS No. 123(R) for the six months ended June 30, 2006 was $1.4 million (unaudited), which consisted of stock-based compensation expense related to employee stock options, employee stock purchases and restricted common stock awards. For the six months ended June 30, 2006, we recorded stock-based compensation expense of $1.2 million (unaudited) in accordance with APB No. 25, using the intrinsic value approach to measure compensation expense.
      The following is the effect of adopting SFAS No. 123(R) as of January 1, 2006 (in thousands, except per share amounts):

Six Months
Ended
June 30,
2006

(Unaudited)
Stock options, restricted common stock and employee stock purchase plan compensation expense recognized:
Cost of revenue	$343
Product development	113
Selling, general and administrative	937

Total stock-based compensation expense	1,393
Related deferred income tax benefit	(543)

Decrease in net income	$850

Decrease in basic earnings per share	$0.02
Decrease in diluted earnings per share	$0.02
      Upon the adoption of SFAS No. 123(R), we did not have a cumulative effect of accounting change.
      The use of an option valuation model includes highly subjective assumptions based on long-term predictions, including the expected stock price volatility and average life of each option grant. Our granted stock options have characteristics significantly different from those of freely traded options, and changes in subjective input assumptions can materially affect our estimate of the fair value of those options. We recently completed our initial public offering (Note 9) and have had a brief trading history to determine expected volatility based on historical performance of our traded common stock. As a private company, we used 0% volatility. Due to the brief trading history of our common stock, we estimated the expected volatility on the historical volatility of similar entities whose common stock is publicly traded.

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The fair market value of each option grant for all years presented has been estimated on the date of grant using the Black-Scholes Option Pricing Model with the following assumptions:

				Six Months
				Ended
	Year Ended December 31,			June 30,

	2003	2004	2005	2005	2006

				(Unaudited)
Expected life (in years)(1)	5	5	5	5	6.25
Risk-free interest rate	3.17%	3.62%	3.76%	3.73%	4.38%
Expected volatility(2)	0%	0%	47.00%	0%	47.00%
Expected dividend yield	0%	0%	0%	0%	0%

(1)	For the six months ended June 30, 2006, the expected lives of options were determined based on the “simplified” method under the provisions of SAB 107. Due to limited history, we believe we do not have appropriate historical experience to estimate future exercise patterns. As more information becomes available, we may revise this estimate on a prospective basis.

(2)	We started trading in connection with our initial public offering on December 13, 2005, and have had a brief trading history to determine expected volatility based on historical performance of our traded common stock. As a private company (for awards issued prior to December 13, 2005), we used 0% volatility. Due to the short public trading of our common stock, we estimated the expected volatility based on the historical volatility of similar entities whose common shares are publicly traded. The expected volatility for the year ended December 31, 2005 only applies to options issued subsequent to December 13, 2005, the date of our initial public offering.
      Using the Black-Scholes Option Pricing Model, the estimated weighted average fair value of an option to purchase one share of common stock granted during 2003, 2004 and 2005 was $0.41, $3.42 and $5.66, respectively. The estimated weighted average fair value of an option to purchase one share of common stock granted during the six months ended June 30, 2005 and 2006 (unaudited) was $3.37 and $11.05, respectively.

Recent Accounting Pronouncements
      In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (“SFAS No. 123R”). This standard amends SFAS No. 123 and concludes that services received from employees in exchange for stock-based compensation result in a cost to the employer that must be recognized in the consolidated financial statements. The cost of such awards should be measured at fair value at the date of grant. SFAS No. 123R provides public companies with a choice of transition methods to implement the standard. We will apply the modified prospective method whereby we would recognize compensation cost for the unamortized portion of unvested awards outstanding at the effective date of SFAS No. 123R (January 1, 2006 for us). Such cost will be recognized in our consolidated financial statements over the remaining vesting period. The adoption of this standard is currently expected to reduce our 2006 earnings by approximately $1.0 million, based upon outstanding options as of December 31, 2005.
      On March 29, 2005, the SEC issued SAB No. 107, which expresses the views of the SEC regarding the interaction between SFAS No. 123R and certain SEC rules and regulations and provides the SEC’s views regarding the valuation of share-based payment arrangements for public companies. In particular, SAB No. 107 provides guidance related to share-based payment transactions with non-employees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS No. 123R in an interim period, capitalization of compensation cost related to share-based payment arrangements, the

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
accounting for income tax effects of share-based payment arrangements upon adoption of SFAS No. 123R, the modification of employee share options prior to adoption of SFAS No. 123R and disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations subsequent to adoption of SFAS No. 123R. The impact of SAB No. 107 was assessed in conjunction with our evaluation of the impact of SFAS No. 123R.
      In March 2005, the FASB issued FIN No. 47 as an interpretation of SFAS No. 143, “Accounting for Conditional Asset Retirement Obligations” (“SFAS No. 143”). This interpretation clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly; an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of this standard has not had a material impact on our financial position or results of operations.
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”). SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. It also requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. The statement will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect the adoption of SFAS No. 154 to have a material effect on our financial position or results of operations.
      In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertain tax positions. This interpretation requires companies to recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for us on January 1, 2007. We are currently evaluating the impact of adopting FIN 48.

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Business Combinations

Global Fax, L.L.C. (Global Fax) (unaudited)
      On May 3, 2006, we acquired substantially all of the assets and certain liabilities of Global Fax, L.L.C. Global Fax provides outsourced document scanning, storage, data entry, and retrieval services for automotive financing customers. The aggregate purchase price was $24.5 million in cash (including estimated direct acquisition costs of approximately $0.3 million). Under the terms of the asset purchase agreement, we have future contingent payment obligations of up to $2.4 million in cash to be paid based on the amount of revenue derived by us for the sale of certain Global Fax services through the end of 2006. The additional purchase consideration, if any, will be recorded as additional goodwill on our consolidated balance sheet when the contingency is resolved. The results of Global Fax were included in our consolidated statement of operations from the date of the acquisition. This acquisition was recorded under the purchase method of accounting, resulting in the total purchase price being preliminarily allocated to the assets acquired and liabilities assumed according to their estimated fair values at the date of acquisition as follows (in thousands):

Current assets	$1,223
Property and equipment	537
Other long-term assets	14
Intangible assets	11,451
Goodwill	11,451

Total assets acquired	24,676
Total liabilities assumed	(176)

Net assets acquired	$24,500

      We changed our preliminary allocation of identifiable intangibles from the amounts reported in our current report on Form 8-K, filed on May 9, 2006, from $13.7 million to $11.5 million and will continue to use the average useful life of three years. This change in purchase price allocation was based on our experience with previous acquisitions and our further knowledge of the assets acquired. We anticipate that these identifiable intangibles will include customer contracts, technology and non-compete agreements. However, we are completing a fair value assessment, which is expected to be completed during the fourth quarter of 2006, of all the acquired assets, liabilities and identifiable intangibles. At the conclusion of that assessment, the purchase price will be allocated accordingly. The final allocation may be materially different from the preliminary allocation. For example, for every 5% of the excess purchase price that our final assessment allocates toward additional identifiable intangibles rather than goodwill, amortization expense will increase approximately $0.2 million per annum. In addition, for every one year that the average useful life of the identifiable intangibles is less than the average three year estimate that was utilized in this preliminary assessment, our amortization expense will increase by approximately $1.9 million per annum. Conversely, for every one year that the average useful life of the identifiable intangibles exceeds the average three year estimate used for the purposes of the preliminary assessment, our amortization expense will be reduced by approximately $1.0 million per annum.

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Wired Logic, Inc. (DealerWire®) (unaudited)
      On February 2, 2006, we acquired substantially all of the assets and certain liabilities of WiredLogic, Inc., doing business as DealerWire, Inc. DealerWire allows a dealership to evaluate its sales and inventory performance by vehicle make, model and trim, including information about unit sales, costs, days to turn and front-end gross profit. The aggregate purchase price was $6.0 million in cash (including estimated direct acquisition costs of approximately $0.1 million). Under the terms of the asset purchase agreement, we have future contingent payment obligations of up to $0.5 million in cash if new subscribers to the DealerWire product increase to a certain amount by February 28, 2007. The additional purchase consideration, if any, will be recorded as additional goodwill on our consolidated balance sheet when the contingency is resolved. The results of DealerWire were included in our consolidated statement of operations from the date of the acquisition. This acquisition was recorded under the purchase method of accounting, resulting in the total purchase price being allocated to the assets acquired and liabilities assumed according to their estimated fair values at the date of acquisition as follows (in thousands):

Current assets	$18
Property and equipment	36
Other long-term assets	5
Intangible assets	2,262
Goodwill	3,734

Total assets acquired	6,055
Total liabilities assumed	(22)

Net assets acquired	$6,033

      As of March 31, 2006 we preliminarily allocated $3.6 million to intangible assets and $2.4 million to goodwill; subsequent to that date we completed the fair value assessment. Based on the final fair value appraisals we allocated amounts to intangible assets and goodwill as follows: approximately $1.3 million of the purchase price to customer contracts, $0.7 million to technology and $0.3 million to non-compete agreements. These intangibles are being amortized on a straight-line basis over two years based on each intangibles estimated useful life. We also recorded $3.7 million in goodwill, which represents the remainder of excess purchase price over the fair value of the net assets acquired.
      No pro forma information is included as the acquisition of DealerWire did not have a material impact on our consolidated results of operations.

Unaudited Pro Forma Summary of Operations
      The accompanying unaudited pro forma summary for the six months ended June 30, 2006 presents consolidated results of operations for us as if the acquisition of Global Fax had been completed on January 1, 2006. The pro forma information does not necessarily reflect the actual results that would have been achieved, nor is it necessarily indicative of our future consolidated results (in thousands, except per share amounts):

Six Months Ended
June 30, 2006

(Pro forma)
Net revenue	$84,171
Net income applicable to common stockholders	$8,248
Basic net income per share applicable to common stockholders	$0.23
Diluted net income per share applicable to common stockholders	$0.22

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Automotive Lease Guide (alg), LLC and Automotive Lease Guide (alg) Canada, Inc. (collectively, ALG)
      On May 25, 2005, we acquired substantially all the assets and certain liabilities of ALG for a purchase price of $39.8 million (including direct acquisition costs of approximately $0.6 million) in cash and notes payable to ALG. The amount of deferred purchase price payable to the prior owners of ALG is $0.8 million per year for 2006 through 2010. Additional consideration of $11.3 million may be paid contingent upon certain future increases in revenue of Automotive Lease Guide (alg), Inc. and another of our subsidiaries through December 2009. The additional purchase consideration, if any, will be recorded as additional goodwill on our consolidated balance sheet when the contingency is resolved. We did not acquire the equity interest in us owned by ALG as part of the acquisition and therefore, DJR US, LLC, which was formerly known as Automotive Lease Guide (alg), LLC, remains one of our stockholders. ALG’s products and services provide lease residual value data for new and used leased automobiles and guidebooks and consulting services related thereto, to manufacturers, financing sources, investment banks, dealers and insurance companies. This acquisition was recorded under the purchase method of accounting, resulting in the total purchase price being allocated to the assets acquired and liabilities assumed according to their estimated fair values at the date of acquisition as follows (in thousands):

Current assets	$95
Property and equipment	178
Other long-term assets	581
Intangible assets	21,450
Goodwill	17,615

Total assets acquired	39,919
Total liabilities assumed	(88)

Net assets acquired	$39,831

      We allocated the amounts to intangible assets and goodwill based on fair value appraisals as follows: approximately $12.8 million of the purchase price has been allocated to database and customer contracts, $8.5 million to the ALG trade name and $0.2 million to purchased technology. These intangibles are being amortized on a straight-line basis over two to ten years based on each intangible’s estimated useful life. We also recorded approximately $17.6 million in goodwill, which represents the remainder of the excess of the purchase price over the fair value of the net assets acquired.
      The results of ALG were included in our Consolidated Statement of Operations from the date of the acquisition.

North American Advanced Technology, Inc. (NAT)
      On May 23, 2005, we acquired substantially all the assets and certain liabilities of NAT. NAT’s products and services streamline and automate many traditionally time-consuming and error-prone manual processes of administering aftermarket products, such as extended service and warranty contracts, guaranteed asset protection coverage, theft deterrent devices, and credit life insurance. The purchase price was $8.7 million (including direct acquisition costs of approximately $0.3 million) in cash. This acquisition was recorded under the purchase

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
method of accounting resulting in the total purchase price being allocated to the assets acquired and liabilities assumed according to their fair value at the date of acquisition as follows (in thousands):

Current assets	$490
Property and equipment	69
Intangible assets	3,830
Goodwill	4,497

Total assets acquired	8,886
Total liabilities assumed	(161)

Net assets acquired	$8,725

      We allocated the amounts to intangible assets and goodwill based on fair value appraisals as follows: approximately $1.5 million of the purchase price has been allocated to customer contracts, $2.0 million to the technology and $0.3 million to non-compete agreements. These intangibles are being amortized on a straight-line basis over three to five years based on each intangible’s estimated useful life. We also recorded approximately $4.5 million in goodwill, which represents the remainder of the excess of the purchase price over the fair value of the net assets acquired.
      The results of NAT were included in our Consolidated Statement of Operations from the date of the acquisition.

Chrome Systems Corporation (Chrome)
      On May 10, 2005, we acquired substantially all the assets and certain liabilities of Chrome for a purchase price of $20.4 million (including direct acquisition costs of approximately $0.4 million) in cash. Chrome’s products and services enable dealers, manufacturers, financing sources, Internet portals, consumers and insurance companies to configure, compare, and price automobiles on a standardized basis. This provides more accurate valuations for both consumer trade-ins and dealer-used automobile inventory. This acquisition was recorded under the purchase method of accounting resulting in the total purchase price being allocated to the assets acquired and liabilities assumed according to their fair value at the date of acquisition as follows (in thousands):

Current assets	$2,497
Property and equipment	529
Intangible assets	16,220
Goodwill	2,039

Total assets acquired	21,285
Total liabilities assumed	(859)

Net assets acquired	$20,426

      We allocated the amounts to intangible assets and goodwill based on fair value appraisals as follows: approximately $9.6 million of the purchase price has been allocated to technology, $3.1 million to database, $2.0 million to Chrome trade name and $1.5 million to customer contracts. These intangibles are being amortized on a straight-line basis over one to five years based on each intangible’s estimated useful life. We also recorded approximately $2.0 million in goodwill, which represents the remainder of the excess of the purchase price over the fair value of the net assets acquired.
      The results of Chrome were included in our Consolidated Statement of Operations from the date of the acquisition.

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

GO BIG! Software, Inc. (Go Big)
      On January 1, 2005, we acquired substantially all the assets and certain liabilities of Go Big. This acquisition expanded our products and services offering to provide an electronic menu-selling tool to dealers.
      The aggregate purchase price was approximately $1.6 million in cash (including direct acquisition costs of approximately $50,000 and additional contingent paid purchase price of $0.4 million). Under the terms of the purchase agreement, we have future contingent payment obligations of $1.9 million if certain incremental licenses of the underlying software are sold between January 1, 2005 and December 31, 2006. The additional purchase consideration, if any, will be recorded as additional goodwill on our consolidated balance sheet when the contingency is resolved. As of June 30, 2006, we have accrued estimated additional consideration of $0.4 million.
      This acquisition was recorded under the purchase method of accounting, resulting in the total purchase price being allocated to the assets acquired and liabilities assumed according to their estimated fair values at the date of acquisition as follows (in thousands):

Current assets	$43
Intangible assets	1,173
Goodwill	386

Total assets acquired	1,602
Total liabilities assumed	(38)

Net assets acquired	$1,564

      We allocated the amounts to intangible assets and goodwill based on fair value appraisals as follows: approximately $0.7 million of the purchase price has been allocated to customer contracts, $0.4 million to technology and $0.1 million to non-compete agreements. These intangibles are being amortized on a straight-line basis over two to three years based on each intangible’s estimated useful life. We also recorded approximately $0.4 million in goodwill, which represents the remainder of the excess of the purchase price over the fair value of the net assets acquired.
      The results of Go Big were included in our Consolidated Statement of Operations from the date of the acquisition.

Lease Marketing, Ltd. and its subsidiaries (collectively “LML”)
      On August 1, 2004, we acquired substantially all the assets and certain liabilities of LML. This acquisition provided us with a significant enhancement to the capability of our network by allowing us to begin to offer dealers a more comprehensive solution to compare various financing and leasing options and programs.
      The aggregate purchase price was $12.9 million in cash (including direct acquisition costs of approximately $0.5 million). $9.0 million of the purchase price (excluding direct acquisition costs) was payable at closing and the first anniversary of the effective date. The remaining payment of $3.4 million is payable as follows: $0.9 million, $1.4 million and $1.1 million are payable on the second, third and fourth anniversaries of the effective date, respectively. Under the terms of the purchase agreement, we have future contingent payment obligations if certain increases in subscribers to these desking products are met through July 2008. The additional purchase consideration, if any, will be recorded as additional goodwill on our consolidated balance sheet when the contingency is resolved.
      As part of the LML purchase agreement, we retained $8.0 million of the purchase price to be distributed on behalf of the owners of LML. As of December 31, 2005, there were no amounts remaining as outstanding.

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      This acquisition was recorded under the purchase method of accounting, resulting in the total purchase price being allocated to the assets acquired and liabilities assumed according to their estimated fair market values at the date of acquisition as follows (in thousands):

Current assets	$177
Property and equipment	183
Intangible assets	10,140
Goodwill	7,416

Total assets acquired	17,916
Total liabilities assumed	(5,020)

Net assets acquired	$12,896

      We allocated the amounts to intangible assets and goodwill based on fair value appraisals as follows: approximately $7.2 million of the purchase price has been allocated to customer contracts, $1.7 million to purchased technology and $1.2 million to a non-compete agreement. These intangibles are being amortized on a straight-line basis over two to five years based on each intangible’s estimated useful life. We also recorded approximately $7.4 million in goodwill, which represents the remainder of the excess of the purchase price over the fair value of the net assets acquired.
      The results of LML were included in our Consolidated Statement of Operations from the date of the acquisition.

dealerAccess Inc. (dealerAccess)
      On January 1, 2004, we acquired 100% of the outstanding common stock of dealerAccess, a company whose wholly-owned subsidiary, dealerAccess Canada, Inc., an Ontario, Canada corporation, offers credit application processing and credit bureau products and services similar to ours. This acquisition expanded our dealer and financing source customer base to Canada. The aggregate purchase price was $2.5 million in cash (including direct acquisition costs of approximately $0.2 million).
      This acquisition was recorded under the purchase method of accounting, resulting in the total purchase price being allocated to the assets acquired and liabilities assumed according to their estimated fair values as follows (in thousands):

Current assets	$698
Property and equipment	522
Intangible assets	1,977
Goodwill	124

Total assets acquired	3,321
Total liabilities assumed	(837)

Net assets acquired	$2,484

      We allocated the amounts to intangible assets and goodwill based on fair value appraisals as follows: approximately $1.9 million of the purchase price has been allocated to customer contracts and $0.1 million to a non-compete agreement. The amounts allocated to customer contracts and the non-compete agreement are being amortized on a straight-line basis over two years. We originally recorded approximately $0.7 million in goodwill, which during the second quarter of 2006 was adjusted to $0.1 million as we reversed to goodwill a purchase accounting valuation allowance that was established for an acquired deferred tax benefit that we utilized.

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The results of dealerAccess were included in our Consolidated Statement of Operations from the date of the acquisition.

Unaudited Pro Forma Summary of Operations
      The accompanying unaudited pro forma summary presents consolidated results of operations for DealerTrack as if the acquisitions of LML, ALG, NAT and Chrome had been completed on January 1, 2004. The pro forma information does not necessarily reflect the actual results that would have been achieved, nor is it necessarily indicative of our future consolidated results.

	Year Ended December 31,

	2005	2004

	(Unaudited)
	(In thousands, except per
	share data)
Net revenue	$128,589	$100,552
Net loss applicable to common stockholders	$(4,213)	$(22,428)
Basic net loss per share applicable to common stockholders	$(1.84)	$(557.65)
      The accompanying unaudited pro forma summary for the six months ended June 30, 2005 presents consolidated results of operations for us as if the acquisition of ALG, Chrome, Global Fax and NAT had been completed on January 1, 2005. The pro forma information does not necessarily reflect the actual results that would have been achieved, nor is it necessarily indicative of our future consolidated results (in thousands, except per share amounts):

Six Months Ended
June 30, 2005

(Pro forma)
(Unaudited)
Net revenue	$64,868
Net loss applicable to common stockholders	$(1,485)
Basic and diluted net loss per share applicable to common stockholders	$(2.62)

4.	Related Party Transactions

Service Agreement with Related Parties — Financing Sources
      We have entered into agreements with each of the automotive financing source affiliates of our stockholders. Each has agreed to subscribe to and use our network to receive credit application data and transmit credit decisions electronically and several have subscribed to our data services products. Under the agreements to receive credit application data and transmit credit decisions electronically, the automotive financing source affiliates of our stockholders have “most favored nation” status, granting each of them the right to no less favorable pricing terms for our products and services than those granted by us to other financing sources, subject to limited exceptions. The agreements of the automotive financing source affiliates of our stockholders also restrict our ability to terminate such agreements.
      The total amount of net revenue from these related parties for the years ended December 31, 2003, 2004 and 2005 were $13.2 million, $18.1 million and $27.0 million, respectively. The total amount of net revenue from these related parties as of and for the six months ended June 30, 2005 and 2006 (unaudited) were $12.5 million and $18.8 million, and the total amount of accounts receivable to these related parties as of December 31, 2004 and 2005 and June 30, 2006 (unaudited) were $2.2 million, $4.5 million and $6.6 million, respectively. Refer to Note 2, Concentration of Credit Risk, for information regarding the significance of the related party revenue.

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      During the year ended December 31, 2004, in connection with an eContracting subsidy program, subject to compliance with certain conditions, we will pay development costs up to $150,000, marketing costs for agreed upon projects in connection with promoting participation in eContracting up to a maximum amount of $50,000 and a one-time utilization incentive payment of $50,000 to certain automotive financing source affiliates of our stockholders. When utilized in future periods, amounts paid for development costs and utilization incentives will be recorded against revenue. Amounts paid for marketing costs will be recorded to selling, general and administrative expenses. During the year ended December 31, 2004, we paid $0.5 million for development costs and utilization incentives and $0.1 million for marketing costs to related parties. We paid an additional $0.1 million for marketing costs to related parties during the year ended December 31, 2005.
      We have entered into agreements with certain automotive finance affiliates of our stockholders whereby we share a portion of our eContracting subscription revenue with each such party. The total amounts of expense to these related parties for the year ended December 31, 2003, 2004 and 2005 were $53,952, $0.1 million and $0.1 million, respectively. The total amounts of expense to these related parties for the six months ended June 30, 2005 and 2006 (unaudited) were $0.1 million and $48,000, respectively. The total amount of accrued expenses to these related parties as of December 31, 2004 and 2005 and June 30, 2006 (unaudited) were $0.1 million, $0.1 million and $0.2 million, respectively.

Service Agreements with Related Parties — Other Service and Information Providers
      During 2003, we entered into an agreement with a stockholder who is a service provider for dealers. Dealer customers may subscribe to a product that, among other things, permits the electronic transfer of customer credit application data between our network and the related party’s dealer systems. We share a portion of the revenue earned from dealer subscriptions for this product, with this related party, subject to certain minimums. The total amount of expense to this related party for the years ended December 31, 2003, 2004 and 2005 were $1.5 million, $1.9 million and $2.6 million, respectively. The total amounts of expense to this related party for the six months ended June 30, 2005 and 2006 (unaudited) were $1.2 million and $1.7 million, respectively. The total amount of accrued expenses to this related party as of December 31, 2004 and 2005 and June 30, 2006 (unaudited) were $0.4 million, $0.9 million and zero, respectively.
      We have entered into several agreements with stockholders, or their affiliates, that are service providers for dealers. Dealers may utilize our network to access customer credit reports and customer leads provided by or through these related parties. We earn revenue, subject to certain maximums, from these related parties for each credit report or customer lead that is accessed using our web-based service and one of these related parties has subscribed to our data services products. The total amounts of net revenue from these related parties for the years ended December 31, 2003, 2004 and 2005 were $0.5 million, $0.9 million and $1.9 million, respectively. The total amounts of net revenue from these related parties for the six months ended June 30, 2005 and 2006 (unaudited) were $0.8 million and $1.5 million, respectively. The total amount of accounts receivable to this related party as of December 31, 2004 and 2005 and June 30, 2006 (unaudited) were $0.2 million, $0.8 million and $0.4 million, respectively.

Operating Agreements with Related Parties
      We entered into several operating agreements with affiliates of stockholders under which we rented space within a data center, received customer support and other administrative services and contracted for consulting services through those related parties. The total amounts paid under these agreements were $2.4 million, $1.0 million and $0.2 million for the years ended December 31, 2003, 2004 and 2005, respectively. The total amounts paid under these agreements were $0.1 million and $24,000, respectively, for the six months ended June 30, 2005 and 2006 (unaudited), respectively.

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Additionally, for the years ended December 31, 2003 and 2004, we maintained commercial banking and insurance brokerage relationships with an affiliate of a stockholder. For the year ended December 31, 2005, we maintained a commercial banking relationship with an affiliate of a stockholder.

5.	Property and Equipment
      Property and equipment are recorded at cost and consist of the following (in thousands):

	Estimated	December 31,
	Useful Life			June 30
	(Years)	2004	2005	2006

				(Unaudited)
Computer equipment	3	$7,633	$9,470	$11,466
Office equipment	5	739	1,721	1,870
Furniture and fixtures	5	442	1,427	1,728
Leasehold improvements	5-7	123	460	655

		8,937	13,078	15,719
Less: Accumulated depreciation and amortization		(6,088)	(8,193)	(9,499)

Total property and equipment, net		$2,849	$4,885	$6,220

      Depreciation and amortization expense related to property and equipment was approximately $1.8 million, $1.7 million and $2.1 million for the years ended December 31, 2003, 2004 and 2005, respectively. Depreciation and amortization expense related to property and equipment was approximately $1.0 million and $1.3 million for the six months ended June 30, 2005 and 2006 (unaudited), respectively.

6.	Intangible Assets
      Intangible assets principally are comprised of customer contracts, licenses, patents, non-competition agreements and other. The amortization expense relating to intangible assets is recorded as a cost of revenue.
      As of December 31, the gross book value, accumulated amortization and amortization periods of the intangible assets were as follows (in thousands):

	December 31, 2004		December 31, 2005
					Amortization
	Gross Book	Accumulated	Gross Book	Accumulated	Period
	Value	Amortization	Value	Amortization	(Years)

Customer contracts	$18,472	$(7,845)	$22,150	$(15,160)	1-3
Database	—	—	15,900	(3,873)	3-6
Trade names	3,420	(964)	10,500	(2,365)	5-10
Patents/technology	—	—	15,591	(5,202)	2-5
Non-compete agreement	2,325	(513)	2,749	(1,139)	2-5
Other	900	(321)	900	(501)	5

Total	$25,117	$(9,643)	$67,790	$(28,240)

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As of June 30, 2006 (unaudited), the gross book value, accumulated amortization and amortization periods of the intangible assets were as follows (in thousands):

	June 30, 2006
			Amortization
	Gross Book	Accumulated	Period
	Value	Amortization	(Years)

	(Unaudited)
Customer contracts	$12,168	$(6,633)	1-3
Database	15,900	(5,269)	3-6
Trade names	10,500	(2,897)	5-10
Patents/technology	16,291	(7,897)	2-5
Non-compete agreement	2,916	(1,353)	2-5
Global Fax acquired intangibles (preliminary allocations)(1)	11,451	(636)	3
Other	900	(591)	5

Total	$70,126	$(25,276)

(1)	We are completing a fair value assessment (which is expected to be completed by December 31, 2006) of the 2006 acquired intangible assets, including asset classification and useful life. For purposes of the second quarter 2006 results, the acquired identifiable intangibles were amortized over three years. The Company utilized a useful life of three years, as it is expected that the asset classifications will be consistent with the Company’s current intangible assets. The final allocation may be materially different from the preliminary allocation and a portion of the current classified acquired intangibles could be reclassed to goodwill.
      The amortization expense charged to income was $3.7 million in 2003, $6.5 million in 2004 and $18.6 million in 2005. The amortization charged to income was $6.7 million and $8.4 million for the six months ended June 30, 2005 and 2006 (unaudited), respectively.
      Amortization expense that will be charged to income for the subsequent five years is estimated, based on the June 30, 2006 book value, to be $16.2 million in 2007, $9.3 million in 2008, $4.3 million in 2009, $2.6 million in 2010 and $1.4 million in 2011 and thereafter $2.4 million.
      Amortization expense that will be charged to income for the subsequent five years is estimated, based on the December 31, 2005 book value, to be $13.5 million in 2006, $11.2 million in 2007, $5.4 million in 2008, $3.0 million in 2009 and $2.6 million in 2010.

7.	Goodwill
      The change in carrying amount of goodwill in 2004 is as follows (in thousands):

Balance as of January 1, 2004	$5,128
Acquisition of dealerAccess (see Note 3)	746
Acquisition of LML (see Note 3)	8,089
Recognition of acquired tax benefits related to Credit Online (see Note 11)	(1,182)

Balance as of December 31, 2004	$12,781

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The change in carrying amount of goodwill in 2005 is as follows (in thousands):

Balance as of January 1, 2005	$12,781
Acquisition of Go Big (see Note 3)	386
Acquisition of ALG (see Note 3)	17,615
Acquisition of NAT (see Note 3)	4,497
Acquisition of Chrome (see Note 3)	2,039
Recognition of acquired tax benefits to Credit Online (see Note 11)	(2,444)
LML purchase price adjustment	(674)

Balance as of December 31, 2005	$34,200

      The change in carrying amount of goodwill for the six months ended June 30, 2006 is as follows (in thousands) (unaudited):

Balance as of January 1, 2006	$34,200
Acquisition of Global Fax (preliminary allocation)	11,451
Acquisition of DealerWire	3,734
Recognition of acquired tax benefits to dealerAccess	(622)
Go Big purchase price adjustment (recording of contingent consideration)	382
Other	71

Balance as of June 30, 2006	$49,216

8.	Other Accrued Liabilities
      Following is a summary of the components of other accrued liabilities (in thousands):

	December 31,	December 31,	June 30,
	2004	2005	2006

			(Unaudited)
Professional fees	$603	$2,033	$1,050
Software licenses	—	—	1,309
Insurance	75	7	—
Equipment	825	—	383
Relocation and recruitment	212	197	—
Taxes	77	45	—
Customer deposits	2,989	2,820	2,785
Revenue shares	209	815	2,286
Servicing costs	1,364	416	254
Marketing	—	131	—
Rent abandonment	—	258	184
Initial public offering	—	495	—
Other	572	1,457	2,337

Total other accrued liabilities	$6,926	$8,674	$10,588

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Initial Public Offering
      On December 16, 2005, we completed the initial public offering of 10,000,000 shares of our common stock at the initial offering price to the public of $17.00 per share. In this offering, we sold 6,666,667 shares of common stock and the selling stockholders sold 3,333,333 shares of common stock. We did not receive any proceeds from the selling stockholders’ sale of these shares. Of the shares sold by us, a total of $113.3 million in gross proceeds was raised in the initial public offering. After deducting the underwriting discount and commissions of $7.9 million and offering expenses of $3.0 million, net proceeds were $102.4 million.
      In connection with and upon closing of the Company’s initial public offering, the following events occurred:

•	On December 13, 2005, the effective date of the offering, our redeemable convertible participating preferred stock converted into 26,397,589 shares of our common stock. In connection with the conversion, all rights and preferences of the convertible preferred stock terminated.

•	The amended and restated certificate of incorporation authorized us to issue two classes of stock to be designated, respectively, common stock, par value $0.01 per share, and preferred stock, par value $0.01 per share. The total number of shares that we shall have the authority to issue is 185,000,000 shares, 175,000,000 shares of which shall be common stock and 10,000,000 shares of which shall be preferred stock.

•	We repaid $43.5 million in credit facilities.

•	We increased the number of authorized common and preferred stock from 30,000,000 shares and zero to 175,000,000 and 10,000,000, respectively. As of December 31, 2005 and June 30, 2006, no shares of preferred stock were outstanding.
      On December 22, 2005, in connection with the full exercise of the underwriters’ over-allotment option, 1,500,000 additional shares of common stock were sold by us at the initial public offering price to the public of $17.00 per share. After deducting the underwriting discount of $1.8 million, net proceeds from the over-allotment was $23.7 million.

10.	401(k) Plan
      During 2001, we established a 401(k) Plan, which covers substantially all full-time employees meeting certain age and length of service requirements in accordance with section 401(k) of the Internal Revenue Code. Under the provisions of the 401(k) Plan, we make matching contributions equal to a percentage of the qualifying portion of the employee’s voluntary contribution, as well as an additional matching contribution at year end and a nonelective contribution. Contributions under such plans for the years ended December 31, 2003, 2004 and 2005 were $0.2 million, $0.3 million and $0.4 million, respectively.

11.	Income Taxes
      The components of our (loss) income before income taxes are as follows (in thousands):

	Year Ended December 31,

	2003	2004	2005

United States	$(3,217)	$7,856	$7,944
Canada	—	(195)	584

	$(3,217)	$7,661	$8,528

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The provision (benefit) for income taxes consists of the following (in thousands):

	Year Ended December 31,

	2003	2004	2005

Current tax provision:
Federal	$—	$301	$908
State and local	72	787	851
Canada	—	(1)	—

Total current tax provision	72	1,087	1,759

Deferred tax (benefit):
Federal	—	(3,691)	1,631
State and local	—	(988)	670

Total deferred tax (benefit)	—	(4,679)	2,301

Provision (benefit) for income taxes, net	$72	$(3,592)	$4,060

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using enacted tax rates in effect in the year in which the differences are expected to reverse.

	December 31,

	2004	2005

Deferred tax assets:
Net operating loss carryforwards	$13,907	$5,615
Depreciation and amortization	73	243
Deferred compensation	702	1,375
Acquired intangibles	—	4,458
Tax credits	787	424
Other	1,509	1,588

	16,978	13,703
Deferred tax liabilities:
Capitalized software and web site development	(1,231)	(3,436)
Acquired intangibles	(2,174)	—
Other	(12)	(18)

	13,561	10,249
Deferred tax asset valuation allowance	(7,700)	(4,245)

	$5,861	$6,004

      The 2004 deferred taxes disclosure has been adjusted to include the dealerAccess deferred tax assets and the associated full tax valuation allowance. In prior years, since a full tax valuation allowance was established we did not include in the schedule of deferred taxes.
      As required by SFAS No. 109, the conclusion that it is more likely than not that the net deferred tax asset of approximately $5.9 million and $6.0 million as of December 31, 2004 and 2005, respectively, would be realized was based on careful evaluation of the nature and weight of all of the available positive and negative evidence in accordance with SFAS No. 109. In reaching our conclusion, we balanced the weight of both the negative and

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
positive evidence including cumulative losses; recent positive earnings; the expected level of future earnings; the length of the carry forward periods applicable to the deferred tax assets; and the change in business activity in recent years as compared to the initial years of operation.
      For the year ended December 31, 2004, the deferred tax asset valuation allowance was reduced by $8.4 million. Included in this reversal is a $4.7 million benefit to our provision for income taxes relating to the utilization of NOLs, a $1.2 million adjustment to goodwill relating to the current and projected utilization of a net operating loss acquired but not recognized at the date of acquisition of Credit Online in March 2003, coupled by $2.5 million of current year changes to the deferred tax asset. The remaining deferred tax valuation allowance of $7.7 million represented a $4.4 million valuation allowance against the deferred tax assets of our Canadian operations as management does not believe, based on the prior taxable earnings history of the Canadian operations, that it is more likely than not that the benefit of such deferred tax assets will be recognized and a $3.3 million valuation allowance against net operating loss carryforwards of Credit Online Inc. that are subject to a Section 382 limitation, that management does not believe would be utilized prior to expiration.
      For the year ended December 31, 2005, the deferred tax asset valuation allowance of $4.2 million represents a valuation allowance against the deferred tax assets of our Canadian operations as management does not believe, based on the prior taxable earnings history of the Canadian operations, that it is more likely than not that the benefit of such deferred tax assets will be recognized. As of December 31, 2005, the $3.3 million valuation allowance previously carried against the net operating loss carryforward of Credit Online Inc. was released in its entirety. This benefit was reflected as an adjustment to goodwill.
      As of December 31, 2004 and 2005, we had US net operating loss carryforwards of $24.7 million and $7.6 million respectively. As of December 31, 2004 and 2005 the utilization of $10.0 million and $7.6 million, respectively of these loss carryforwards may be subject to limitation under Section 382 of the Internal Revenue Code. These losses are available to reduce future taxable income and expire in varying amounts beginning 2018.
      As of December 31, 2004 and 2005, we had Canadian net operating loss carryforwards of $9.1 million and $8.4 million, respectively. These losses are available to reduce future taxable income and expire in varying amounts from 2006 to 2010 available to offset taxable income.
      In the event that the future income streams that we currently project do not materialize, we may be required to increase our valuation allowance. Any increase in the valuation allowance would result in a charge that would adversely impact our operating performance.
      The difference in income tax expense between the amount computed using the statutory federal income tax rate and our effective tax rate is primarily due to state taxes and the change in the valuation allowance. The effect of change in tax rate for 2005 represents that tax impact of a change in the estimated effective tax rate applicable to our deductible and taxable temporary differences for purpose of determining our deferred tax assets and liabilities. The change in the estimated effective tax rate was made in order to reflect the tax rate at which our temporary differences are expected to reverse in future years.
      We do not provide for deferred taxes on the temporary differences related to investments in foreign subsidiaries since such profits are considered to be permanently invested.

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The analysis of the effective tax rate for 2003, 2004 and 2005 is as follows:

	Year Ended December 31,

	2003	2004	2005

Pre-tax book income	34.0%	34.0%	34.0%
State taxes	2.2%	(2.5)%	10.7%
Foreign rate differential	—	—	(2.3)%
Deferred tax rate adjustment	—	—	5.6%
Valuation allowance and other	(38.4)%	(78.4)%	(0.4)%

Total	(2.2)%	(46.9)%	47.6%

12.	Stock Option and Deferred Compensation Plans

2001 Stock Option Plan
      On August 10, 2001, we adopted the 2001 Stock Option Plan, as amended. As of December 31, 2004, there were 3,300,000 shares of our common stock reserved for issuance to employees, directors and consultants.
      Options granted under the 2001 Stock Option Plan may be incentive stock options (“ISOs”) or non-qualified stock options (“NSOs”). ISOs may only be granted to employees. Our board of directors determines fair value and the period over which options become exercisable, however, except in the case of options granted to officers, directors and consultants, options shall become exercisable at a rate of not less than 20% per year over five years from the date the options are granted. The exercise price of ISOs and NSOs shall be no less than 100% and 85%, respectively, of the fair market value per share of our common stock on the grant date. If an individual owns stock representing more than 10% of the outstanding shares, the exercise price of each option shall be at least 110% of fair market value of the common stock, as determined by our board of directors.

2005 Incentive Award Plan
      On May 26, 2005, our board of directors adopted, and our stockholders approved, our 2005 Incentive Award Plan. 3,100,000 shares of common stock are reserved for issuance under the 2005 Incentive Award Plan, as well as 79,800 shares of common stock that remain available for future option grants under our 2001 Stock Option Plan, and any shares underlying any existing grants under our 2001 Stock Option Plan that are forfeited. The maximum number of shares which may be subject to awards granted under the 2005 Incentive Award Plan to any individual in any fiscal year is 750,000. As of June 30, 2006, 1,144,078 shares (unaudited) were available for future issuance.
      Options granted under both the 2001 and 2005 stock incentive plans to employees generally vest over a period of four years from the vesting commencement date, expire ten years from the date of grant and terminate, to the extent unvested, on the date of termination, and to the extent vested, generally at the end of the three-month period following termination of employment, except in the case of executive officers who generally have a twelve-month period following termination of employment to exercise.

Stock Reissuance Program
      On or prior to October 31, 2003, 34 of our employees elected to tender 372,575 options to purchase shares of common stock under the 2001 Stock Option Plan in exchange for new options to purchase shares of common stock under the 2001 Stock Option Plan.
      The new options were granted on May 3, 2004, which was at least six months and one day following the date of cancellation of the old options. The terms of the new options were to be substantially the same as the tendered options, with the exception of the exercise price and vesting period. The exercise price was at the fair market

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
value of the common stock on the grant date as determined in good faith by our board of directors. The vesting period remained the same as the originally tendered option grant date.
      The following table summarizes the activity under our 2001 and 2005 Stock Option Plans:

		Weighted-
	Number of	Average
	Shares	Exercise Price

Balance as of January 1, 2003	1,498,961	$4.4951
Options Granted	700,747	$2.8000
Options Exercised	(12,681)	$4.0517
Options Cancelled	(605,134)	$6.1547

Balance as of December 31, 2003	1,581,893	$3.1129
Options Granted	1,829,650	$2.8000
Options Exercised	(164,236)	$3.7778
Options Cancelled	(308,537)	$3.0544

Balance as of December 31, 2004	2,938,770	$2.8871
Options Granted	1,250,400	$12.8317
Options Exercised	(511,610)	$2.8704
Options Cancelled	(123,009)	$7.6886

Balance as of December 31, 2005	3,554,551	$6.2216
Options Granted (unaudited)	780,700	$21.2840
Options Exercised (unaudited)	(178,763)	$5.0414
Options Cancelled (unaudited)	(70,272)	$13.7197

Balance as of June 30, 2006 (unaudited)	4,086,216	$9.0280

      The number of options exercisable as of December 31, 2004 and 2005 and as of June 30, 2006 was 1,125,584, 1,441,675 and 1,778,089 (unaudited), respectively.
      The intrinsic value of the stock options exercised during the six months ended June 30, 2006 (unaudited) was approximately $3.0 million based upon a average stock price of $21.9290.

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table summarizes information concerning currently outstanding and exercisable options by exercise price as of December 31, 2005:

		Options Outstanding		Options Exercisable

		Weighted-Average
	Number of	Remaining
	Shares	Contractual Life	Weighted-Average	Number	Weighted Average
Exercise Price	Outstanding	in Years	Exercise Price	Exercisable	Exercise Price

$2.80	1,920,312	7.9618	$2.80	948,564	$2.80
$3.12	431,741	6.0313	$3.12	423,738	$3.12
$6.00	3,749	5.4292	$6.00	3,749	$6.00
$8.00	2,499	3.3952	$8.00	2,499	$8.00
$9.00	152,000	8.3368	$9.00	32,500	$9.00
$12.92	943,975	9.3050	$12.92	30,625	$12.92
$17.08	73,950	9.5743	$17.08	—	$17.08
$19.80	26,325	9.9603	$19.80	—	$19.80

	3,554,551			1,441,675

      The following table summarizes information concerning currently outstanding and exercisable options by seven ranges of exercise prices as of June 30, 2006:

		Options Outstanding			Options Exercisable

		Weighted-
		Average				Weighted-
		Remaining	Weighted-	Aggregate		Average	Weighted	Aggregate
	Number of	Contractual	Average	Intrinsic		Remaining	Average	Intrinsic
Range of	Shares	Life in	Exercise	Value	Number	Contractual	Exercise	Value
Exercise Price	Outstanding	Years	Price	(’000)	Exercisable	Life in Years	Price	(’000)

		(Unaudited)				(Unaudited)
$2.80-$4.55	2,214,145	7.1800	$2.8533	$42,236	1,493,201	7.1800	$2.8790	$28,445
$4.56-$6.82	2,812	4.9336	$6.0000	45	2,812	4.9336	$6.0000	45
$6.83-$9.10	114,533	8.6986	$8.9918	1,482	45,369	8.6986	$8.9793	588
$11.38-$13.65	895,900	8.9083	$12.9200	8,071	236,498	8.9083	$12.9200	2,131
$15.93-$18.20	69,276	9.0787	$17.0800	336	209	9.0787	$17.0800	1
$18.21-$20.48	22,950	9.4648	$19.8000	49	—	9.4648	$—	—
$20.49-$22.75	766,600	9.5618	$21.2801	497	—	9.5618	$—	—

	4,086,216	8.0918	$9.0280	$52,716	1,778,089	8.0918	$4.3768	$31,210

      The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value, based on our average stock price of $21.9290 (unaudited) for the six months ended June 30, 2006.
      We have granted restricted common stock to certain employees and directors under the 2005 Incentive Award Plan. The awards are subject to an annual cliff vest of three and four years from the date of grant.

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A summary of the status of the non-vested shares as of June 30, 2006 and changes during the six months ended June 30, 2006, is presented below:

	Restricted Common Stock

		Weighted
	Number of	Average Grant
	Shares	Date Fair Value

	(Unaudited)
Non-vested as of January 1, 2006	125,925	$17.5094
Awards granted	173,700	$21.0155
Awards vested	(21,750)	$17.1000
Awards canceled/expired/forfeited	(700)	$21.5300

Non-vested as of June 30, 2006	277,175	$19.7286

      As of June 30, 2006 (unaudited), there was $12.7 million and $4.8 million of deferred stock based-compensation expense related to stock option and restricted common stock awards, respectively. These amounts are expected to be recognized on a straight line basis over an estimated period of three to four years.

Employee Stock Purchase Plan
      The board of directors adopted, and our stockholders approved, our Employee Stock Purchase Plan (the “ESPP”). The ESPP will become effective on the date on which we file a registration statement on Form S-8 with respect to the ESPP. The total number of shares of common stock reserved and available for distribution under the ESPP is 1,500,000. For employees eligible to participate on the first date of an offering period, the purchase price of shares of common stock under the ESPP will be 85% of the fair market value of the shares on the date of purchase. As of June 30, 2006, 19,978 shares (unaudited) of common stock were issued under the ESPP.

Employees’ Deferred Compensation Plan
      The board of directors adopted our Employees’ Deferred Compensation Plan. The Employees’ Deferred Compensation Plan is a non-qualified retirement plan. The Employees’ Deferred Compensation Plan allows a select group of our management or highly compensated employees to elect to defer certain bonuses that would otherwise be payable to the employee. Amounts deferred under the Employees’ Deferred Compensation Plan are general liabilities of DealerTrack and are represented by bookkeeping accounts maintained on behalf of the participants. Such accounts are deemed to be invested in share units that track the value of our common stock. Distributions will generally be made to a participant following the participant’s termination of employment or other separation from service, following a change of control if so elected, or over a fixed period of time elected by the participant prior to the deferral. Distributions will generally be made in the form of shares of our common stock. Our Employees’ Deferred Compensation Plan is intended to comply with Section 409A of the Internal Revenue Code. As of June 30, 2006 (unaudited), no deferred stock units were issued under the Employees’ Deferred Stock Compensation Plan. As of June 30, 2006 (unaudited), the total number of shares reserved and available under for distribution under the Employees’ Deferred Stock Compensation Plan is 150,000.

Directors’ Deferred Compensation Plan
      The board of directors adopted our Directors’ Deferred Compensation Plan, which allows each board member to elect to defer certain fees that would otherwise be payable to the director. Amounts deferred under the Directors’ Deferred Compensation Plan are general liabilities of DealerTrack and are represented by bookkeeping accounts maintained on behalf of the participants. Such accounts are deemed to be invested in share units that track the value of our common stock. Distributions will generally be made to a participant following the

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
participant’s termination of service following a change of control if so elected, or over a fixed period of time elected by the participant prior to the deferral. Distributions will generally be made in the form of shares of our common stock. Our Directors’ Deferred Compensation Plan is intended to comply with Section 409A of the Internal Revenue Code. As of June 30, 2006 (unaudited), 9,786 deferred stock units were recorded under a memo account and the total number of shares reserved and available under for distribution under the Directors’ Deferred Stock Compensation Plan is 75,000.

13.	Commitments and Contingencies

Operating Leases
      We lease our office space and various office equipment under cancelable and noncancelable operating leases that expire on various dates through November 5, 2014. Total rent expense under operating leases was $0.7 million, $1.0 million and $2.4 million for the years ending December 31, 2003, 2004 and 2005, respectively.
      Future minimum rental payments under the noncancelable operating leases are as follows (in thousands):

Years Ending December 31,

2006	$2,248
2007	1,880
2008	1,567
2009	1,307
2010	1,091
Thereafter	5,678

$13,771

Capital Leases
      The following is an analysis of the leased property under capital leases by major property class (in thousands):

	As of December 31,

	2004	2005

Computer equipment	$1,526	$1,526
Less: Accumulated depreciation	(588)	(1,097)

	$938	$429

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2005 (in thousands):

Years Ending December 31,

2006	$515
2007	8
Thereafter	—

Total minimum lease payments	523
Less: Amount representing estimated executory costs (such as taxes, maintenance, and insurance), including profit thereon, included in total minimum lease payments	(118)

Net minimum lease payments	405
Less: Amount representing interest	(11)

Present value of net minimum lease payments	$394

Retail Sales Tax
      The Ontario Ministry of Finance (the “Ministry”) has conducted a retail sales tax field audit on the financial records of dealerAccess Canada, Inc., our Canadian subsidiary, for the period from March 1, 2001 through to May 31, 2003. A formal assessment has been submitted to us from the Ministry indicating unpaid Ontario retail sales tax totaling approximately $0.2 million, plus interest. Although we dispute the Ministry’s findings, the assessment, including interest, has been paid in order to avoid potential future interest and penalties.
      As part of the purchase agreement dated December 31, 2003 between us and Bank of Montreal for the purchase of 100% of the issued and outstanding capital stock of dealerAccess, Bank of Montreal indemnified us specifically for this potential liability for all sales tax periods prior to January 1, 2004. As of December 31, 2005, amounts paid to the Ministry by us for this assessment have been reimbursed by the Bank of Montreal under this indemnity.
      We have undertaken a comprehensive review of the audit findings of the Ministry using external tax experts. Our position is that our lender revenue transactions are not subject to Ontario retail sales tax. We filed a formal Notice of Objection with the Ministry on December 12, 2005. No further communication from the Ministry has been received other than an acknowledgment of receipt of the Notice of Objection.
      Based upon our comprehensive review and the contractual obligations of our customers, we do not believe our services are subject to sales tax and have not accrued any sales tax liability for the period subsequent to December 31, 2003 for our Canadian subsidiary. In the event we are obligated to charge sales tax, our Canadian subsidiary’s contractual arrangements with its financing source customers obligate these customers to pay all sales taxes which are levied or imposed by any taxing authority by reason of the transactions contemplated under the contractual arrangement. However, there is no assurance that any of our customers would be able to pay such taxes when due. In the event of any failure to pay sales tax, we would be required to pay the obligation, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

Commitments
      Pursuant to employment or severance agreements with certain employees, we have a commitment to pay severance of approximately $2.2 million as of December 31, 2004, $7.5 million as of December 31, 2005 and $7.8 million as of June 30, 2006 (unaudited), in the event of termination without cause, as defined in the agreements as well as certain potential gross-up payments to the extent any such severance payment would constitute an excess parachute payment under the Internal Revenue Code.

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      We are a party to a variety of agreements pursuant to which we may be obligated to indemnify the other party with respect to breach of contract, infringement and other matters. Typically, these obligations arise in the context of agreements entered into by us, under which we customarily agree to hold the other party harmless against losses arising from breaches of representations. In these circumstances, payment by us is generally conditioned on the other party making a claim pursuant to the procedures specified in the particular agreement, which procedures typically allow us to challenge the other party’s claims. Further, our obligations under these agreements may be limited to indemnification of third-party claims only and limited in terms of time and/or amount. In some instances, we may have recourse against third parties for certain payments made by us.
      It is not possible to predict the maximum potential amount of future payments under these or similar agreements due to the conditional nature of our obligations and the unique facts and circumstances involved in each particular agreement. To date, we have not been required to make any such payment. We believe that if we were to incur a loss in any of these matters, it is not probable that such loss would have a material effect on our business or financial condition. It is possible, however, that such loss could have a material impact on our results of operations in an individual reporting period.

Legal Proceedings
      From time to time, we are a party to litigation matters arising in connection with the normal course of our business, none of which is expected to have a material adverse effect on us. In addition to the litigation matters arising in connection with the normal course of our business, we are party to the litigation described below.
      On January 28, 2004, we filed a Complaint and Demand for Jury Trial against RouteOne LLC (“RouteOne”) in the United States District Court for the Eastern District of New York, Civil Action No. CV 04-322 (SJF). The complaint seeks declaratory and injunctive relief as well as damages against RouteOne for infringement of two patents owned by us which relate to computer implemented automated credit application analysis and decision routing inventions. The complaint also seeks relief for RouteOne’s acts of copyright infringement, circumvention of technological measures and common law fraud and unfair competition. Discovery has now been completed and dispositive motions have been briefed. The Court has not yet scheduled hearings for claim construction or on the dispositive motions. We intend to pursue our claims vigorously.
      On April 18, 2006, we filed a Complaint and Demand for Jury Trial against David Huber, Finance Express and three of their unnamed dealer customers in the United States District Court for the Central District of California, Civil Action No. CV06-2335 AG (FMOx). The complaint seeks declaratory and injunctive relief, as well as damages against the defendants for infringement of two patents owned by us which relate to computer implemented automated credit application analysis and decision routing inventions. The complaint also seeks relief for Finance Express’s acts of copyright infringement, violation of the Lanham Act and violation of the California Business and Professional Code. The defendants have made certain counterclaims in their answer. We intend to pursue our claims and defend any counterclaims vigorously (unaudited).

14.	Segment Information
      In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” segment information is being reported consistent with our method of internal reporting. In accordance with SFAS No. 131, operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. We have one reportable segment under SFAS No. 131. For enterprise-wide disclosure, we are organized primarily on the basis of service lines. Based on the nature and class of customer, as well as the similar economic characteristics, our product lines have been aggregated for disclosure purposes. We earn substantially all of our revenue in the United States. Revenue earned outside of the United States is less than 10% of our total net revenue.

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Supplemental disclosure of revenue by service type is as follows (in thousands):

				Six Months Ended
	Year Ended December 31,			June 30,

	2003	2004	2005	2005	2006

				(Unaudited)
Transaction services revenue	$32,655	$56,399	$82,637	$38,687	$52,838
Subscription services revenue	4,107	12,363	32,390	12,055	24,622
Other	1,917	1,282	5,192	1,722	3,889

Total net revenue	$38,679	$70,044	$120,219	$52,464	$81,349

15.	Credit Facilities
      On April 15, 2005, we and one of our subsidiaries, DealerTrack, Inc., entered into credit facilities comprised of a $25.0 million revolving credit facility and a $25.0 million term loan facility at interest rates of LIBOR plus 150 basis points or prime plus 50 basis points. Proceeds from borrowings under the term loan facility were used to fund a portion of the Chrome, NAT and ALG acquisitions, under which we have pledged substantially all our assets. The revolving credit facility is available for general corporate purposes (including acquisitions), subject to certain conditions. As of December 31, 2005 and June 30, 2006 (unaudited), we had no amounts outstanding and $25.0 million available for borrowings under this revolving credit facility, which matures on April 15, 2008. The term loan was paid in full on December 16, 2005, in conjunction with our the closing of our initial public offering, as the Company was required to use up to 25% of the proceeds of any equity issuance to repay the term loan.
      Our revolving credit facility contains restrictive covenants that limit our ability and our existing or future subsidiaries’ abilities, among other things, to:

•	access our, or our existing or future subsidiaries’, cash flow and value and, therefore, to pay interest and/or principal on our other indebtedness or to pay dividends on our common stock;

•	incur additional indebtedness;

•	issue preferred stock;

•	pay dividends or make distributions in respect of our, or our existing or future subsidiaries’, capital stock or to make certain other restricted payments or investments;

•	sell assets, including our capital stock;

•	make certain investments, loans, advances, guarantees or acquisitions;

•	enter into sale and leaseback transactions;

•	agree to payment restrictions;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our or the applicable subsidiary’s assets;

•	enter into transactions with our or the applicable subsidiary’s affiliates;

•	incur liens; and

•	designate any of our, or the applicable subsidiary’s, future subsidiaries as unrestricted subsidiaries.
      In addition, our revolving credit facility includes other and more restrictive covenants and prohibits our subsidiaries from prepaying our other indebtedness while indebtedness under our credit facility is outstanding. The agreements governing our credit facility also require us and our subsidiaries to achieve specified financial

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and operating results and maintain compliance with specified financial ratios on a consolidated basis. As of December 31, 2005 and June 30, 2006 (unaudited), we were in compliance with all terms and conditions of our credit facility. Our and our subsidiaries’ ability to comply with these ratios may be affected by events beyond our control.
      Our revolving credit facility contains the following affirmative covenants, among others: delivery of financial statements, reports, accountants’ letters, budgets, officers’ certificates and other information requested by the lenders; payment of other obligations; continuation of business and maintenance of existence and material rights and privileges; compliance with laws and material contractual obligations; maintenance of property and insurance; maintenance of books and records; right of the lenders to inspect property and books and records; notices of defaults, bankruptcies and other material events; and compliance with laws.

16.	Subsequent Event
      On August 1, 2006, we acquired substantially all of the assets and certain liabilities of DealerWare LLC. DealerWare is a provider of aftermarket menu-selling and other dealership software. DealerWare’s software suite also includes reporting and compliance solutions that complement DealerTrack’s existing products. The aggregate purchase price was $5.2 million in cash (including estimated direct acquisition costs of approximately $0.2 million). Currently, we are completing a fair value assessment of the acquired assets, liabilities and identifiable intangibles, and at the conclusion of the assessment the purchase price will be allocated accordingly (unaudited).
      On August 2, 2006, the compensation committee of the board of directors approved long-term performance equity awards consisting of restricted common stock for certain executive officers and other employees. Each restricted common stock award will vest in full on January 31, 2010, provided that the employee remains employed by us on such date. The amount that will vest at such time is subject to the achievement of certain pre-established performance goals for fiscal years 2007, 2008 and 2009. These performance goals are equally based upon both the company’s earning’s before interest, taxes depreciation and amortization, as adjusted, and the market value of the company’s common stock, in each case measured on the last day of the calendar year. The awards will accelerate in full upon a change in control, if any. The total number of restricted common stock issued was 565,000 shares. We are currently obtaining a fair value assessment for the restricted common stock issued in order to determine the stock compensation expense impact (unaudited).
      During the third quarter of 2006, we expect to record charges of approximately $5.0 million in non-cash stock compensation expense and approximately $0.8 million in cash compensation expense related to the departure of an executive officer (unaudited).

DEALERTRACK HOLDINGS, INC.
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

	Balance at	Additions				Balance at
	Beginning of	Charged to			Other	End of
Description	Period	Expenses	Deductions		Adjustments	Period

	(In thousands)
As of December 31, 2003:
Allowance for doubtful accounts	$87	406	(95)		149	$547
Allowance for sales credits	$—	69	—		—	$69
Deferred tax valuation allowance	$11,619	41	—		—	$11,660
As of December 31, 2004:
Allowance for doubtful accounts	$547	264	(211)		40	$640
Allowance for sales credits	$69	212	(222)		—	$59
Deferred tax valuation allowance	$11,660	—	(8,397	)(1)	4,437	$7,700
As of December 31, 2005:
Allowance for doubtful accounts	$640	1,181	(371)		81	$1,531
Allowance for sales credits	$59	2,483	(1,409)		—	$1,133
Deferred tax valuation allowance	$7,700	—	(3,455)		—	$4,245

(1)	For the year ended December 31, 2004, the deferred tax asset valuation was reversed by $8.4 million. Included in this reversal is a $4.7 million benefit to our provision for income taxes, a $1.2 million adjustment to goodwill relating to a net operating loss acquired but not recognized at the date of acquisition of Credit Online in March 2003, coupled by a change in deferred tax assets of $2.5 million. Refer to Note 11 for additional information.

Report of Independent Auditors
To the Owners of Automotive Lease Guide, LLC and
Automotive Lease Guide Canada, Inc.
      In our opinion, the accompanying combined balance sheets and the related combined statements of operations, changes in equity and cash flows present fairly, in all material respects, the combined financial position of Automotive Lease Guide, LLC, a California limited liability company and Automotive Lease Guide Canada, Inc., an S Corporation (the “Company”) as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/  PRICEWATERHOUSECOOPERS LLP
San Francisco, CA
July 22, 2005

AUTOMOTIVE LEASE GUIDE
Combined Balance Sheets

		December 31,
	March 31,
	2005	2004	2003

	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$1,058,102	$634,830	$1,631,550
Accounts receivable	1,267,658	1,514,728	1,550,955
Inventory	48,823	—	—
Prepaid expenses — current	46,515	52,851	25,997

Total current assets	2,421,098	2,202,409	3,208,502

Property and equipment, net	259,221	286,472	341,112
Noncurrent assets
Prepaid expenses — noncurrent	43,125	48,750	—
Investments	1,036,956	1,036,956	1,036,956

Total noncurrent assets	1,080,081	1,085,706	1,036,956

Total assets	$3,760,400	$3,574,587	$4,586,570

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and other accrued liabilities	$274,396	$187,568	$276,945
Accrued salaries and other benefits	207,589	34,492	60,554
Deferred revenue	459,328	624,230	449,007
Note payable — related party	1,575,000	1,575,000	1,575,000

Total current liabilities	2,516,313	2,421,290	2,361,506
Deferred revenue	75,000	86,250	—

Total noncurrent liabilities	75,000	86,250	—
Common stock, par value $0.01 per share; 1,000,000 shares authorized; 100,000 shares issued	1,000	1,000	1,000
Retained earnings	1,168,087	1,066,047	2,224,064

Total liabilities and owners’ equity	$3,760,400	$3,574,587	$4,586,570

The accompanying notes are an integral part of the financial statements.

AUTOMOTIVE LEASE GUIDE
Combined Statements of Operations

	Three Months		Year Ended
	Ended March 31,		December 31,

	2005	2004	2004	2003

Revenue	$1,959,627	$1,637,220	$7,828,644	$8,590,242
Cost of sales	600,196	739,264	3,126,566	3,389,175

Gross profit	1,359,431	897,956	4,702,078	5,201,067
Selling, general and administrative expenses	665,037	526,586	2,388,383	2,483,475

Income from operations	694,394	371,370	2,313,695	2,717,592

Other income (expense)
Interest income (expense)	(20,520)	(18,892)	(75,582)	(71,644)
Impairment of investment	—	—	—	(613,499)
Foreign currency gain	—	—	—	10,081

Total other income (expense)	(20,520)	(18,892)	(75,582)	(675,062)

Net income	$673,874	$352,478	$2,238,113	$2,042,530

The accompanying notes are an integral part of the financial statements.

AUTOMOTIVE LEASE GUIDE
Combined Statements of Changes in Equity

	Common	Retained
	Stock	Earnings	Total Equity

Balance as of January 1, 2003	$1,000	$2,671,075	$2,672,075
Net income	—	2,042,530	2,042,530
Distributions	—	(2,489,541)	(2,489,541)
Balance as of December 31, 2003	1,000	2,224,064	2,225,064
Net income	—	2,238,113	2,238,113
Distributions	—	(3,396,130)	(3,396,130)

Balance as of December 31, 2004	$1,000	$1,066,047	$1,067,047

Net income (unaudited)	—	673,874	673,874
Distributions (unaudited)	—	(571,834)	(571,834)

Balance as of March 31, 2005 (unaudited)	$1,000	$1,168,087	$1,169,087

The accompanying notes are an integral part of the financial statements.

AUTOMOTIVE LEASE GUIDE
Combined Statements of Cash Flows

	Three Months Ended		Year Ended December 31,

	2005	2004	2004	2003

	(Unaudited)
Cash flows from operating activities
Net income	$673,874	$352,478	$2,238,113	$2,042,530
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	27,251	32,648	168,945	155,771
Impairment of investment	—	—	—	613,499
Foreign currency gain	—	—	—	(10,081)
Changes in
Accounts receivable	247,070	371,466	36,227	107,684
Inventory	(48,823)	(46,654)	—	—
Prepaid expenses	11,961	6,156	(75,604)	1,133
Accounts payable and other accrued liabilities	259,925	59,985	(115,439)	2,892
Deferred revenue	(176,152)	(132,985)	261,473	(53,143)

Net cash provided by operating activities	995,106	643,094	2,513,715	2,860,285

Cash flows from investing activities
Proceeds from hedge, net	—	—	—	78,081
Purchase of property and equipment	—	(15,868)	(114,305)	(78,426)

Net cash used by investing activities	—	(15,868)	(114,305)	(345)

Cash flows from financing activities
Owner withdrawals	(571,834)	(1,610,626)	(3,396,130)	(2,489,541)

Net cash used by financing activities	(571,834)	(1,610,626)	(3,396,130)	(2,489,541)

Net change in cash and cash equivalents	423,272	(983,400)	(996,720)	370,399
Cash and cash equivalents
Beginning of period	634,830	1,631,550	1,631,550	1,261,151

End of period	$1,058,102	$648,150	$634,830	$1,631,550

Supplemental disclosures of cash flow information
Cash paid during the year for interest	$21,656	$19,688	$78,752	$88,349
Cash paid during the year for franchise taxes	$11,790	$—	$11,790	$11,790
The accompanying notes are an integral part of the financial statements.

AUTOMOTIVE LEASE GUIDE
NOTES TO COMBINED FINANCIAL STATEMENTS

1.	Business and Organization
      Automotive Lease Guide (the “Company”) consists of Automotive Lease Guide, LLC, a California limited liability company and Automotive Lease Guide Canada, Inc. (an S Corporation). The entities are owned by common ownership under the same percentage ownership between the partners. The companies are owned by three members owning 63%, 31% and 6% of the companies, respectively. ALG’s products and services provide lease residual value data for new and used leased automobiles and guidebooks and consulting services related thereto, to manufacturers, financing sources, investment banks, dealers and insurance companies.

2.	Summary of Significant Accounting Policies

Basis of Presentation
      The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Both entities use the US dollar as their functional currency.

Principles of Combination
      The combined financial statements include the accounts and operations of Automotive Lease Guide, LLC and Automotive Lease Guide Canada, Inc. All material balances and transactions between the combined entities have been eliminated.

Use of Estimates
      The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited Interim Financial Statements
      The accompanying unaudited interim combined balance sheet as of March 31, 2005, the combined statements of operations for the three months ended March 31, 2005 and 2004, the combined statement of changes in equity for the three months ended March 31, 2005, and the combined statements of cash flows for the three months ended March 31, 2005 and 2004 are unaudited. These unaudited interim combined financial statements have been prepared in accordance with generally accepted accounting principles in the United States. In our opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for fair presentation of the periods presented. The unaudited results for the three months ended March 31, 2005 are not necessarily indicative of the results to be expected for any subsequent quarterly or annual financial period, including for the year ending December 31, 2005.

Income Taxes
      No federal income tax provision has been included in the financial statements since income or loss for limited liability companies and S corporations are required to be reported by the respective members on their income tax returns. The Company pays state franchise tax based on gross revenue for the LLC and a 1.5% tax on Canadian taxable income for the S corporation.

AUTOMOTIVE LEASE GUIDE
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Comprehensive Income
      The Company does not have any transactions which would require them to record comprehensive income.

Cash and Cash Equivalents
      Cash and cash equivalents consist of cash on hand and in checking and savings accounts.

Credit risk
      Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash balances and trade receivables. The Company maintains cash balances at a single financial institution. The Company generally does not require collateral on trade receivables. As of December 31, 2004 and 2003, no significant concentrations of credit risk exist.

Property and Equipment
      Property and equipment are stated at cost less accumulated depreciation and amortization. The double-declining balance method is used to depreciate the cost of property and equipment. Useful lives by asset category are as follows:

Computer equipment	5 years
Software	3 - 5 years
Furniture and office equipment	5 - 7 years
Leasehold improvements	7 years
      The useful life for leasehold improvements is the lesser of the life of the asset or the life of the lease. Upon the sale or retirement of property and equipment, the accounts are relieved of the cost and the related accumulated depreciation or amortization, with any resulting gain or loss included in the Statement of Operations.
      All internally developed software is capitalized in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. All research and development costs are expensed as incurred.

Fair value of financial instruments
      The fair value of cash, accounts receivable, other assets, and accounts payable and accrued expenses as reflected in the financial statements approximate their carrying value as of December 31, 2004 and December 31, 2003, respectively.

Forward Hedges
      The Company entered into a foreign exchange forward solely for hedging purposes, whether or not it qualified for hedge accounting under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The Company did not meet the requirements for gain/(loss) deferral under SFAS No. 133 and accordingly, the Company used marked to market accounting. Under the marked to market approach, the gain or loss on the forward contract is recognized in income at the end of each period and upon settlement. Amounts to be paid/received under these agreements are recognized as a foreign exchange gain or loss in the Statement of Operations.

Inventory
      The Company capitalizes direct costs directly attributable to the time incurred in determining the residual values for the guidebooks which are issued for two months. All amounts capitalized are expensed upon delivery

AUTOMOTIVE LEASE GUIDE
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
date of the product to the customer. The costs incurred in association with these projects are recorded in costs of sales in the Statement of Operations.

Impairment of Long-Lived Assets
      The Company assesses long-lived assets for impairment whenever there is an indication that the carrying amount of the asset may not be recoverable. With respect to its investments, the Company makes its estimate of fair value by considering recent investee equity transactions, discounted cash flow analyses and balance sheet liquidation values. If the fair value of the investments dropped below the carrying amount, management considers several factors when determining whether an other-than-temporary decline in market value has occurred including the length of the time and the extent to which the market value has been below cost, the financial condition and near-term prospects of the issuer, the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value, and other factors influencing the fair market value, such as general market conditions.

Accounts Receivable and Revenue Recognition
      Revenue is recognized upon determination of a fixed or determinable fee, pervasive evidence of an arrangement exists, collectibility of the fee is reasonably assured, and delivery has occurred or services provided. Revenue is recognized in the period that the subscription or service is provided. Advanced billings for advanced listings are recorded as deferred revenue and recognized pro rata as fulfilled over the terms of the applicable agreement.
      The Company follows Emerging Issues Task Force No. 00-21, “Revenue Arrangements with Multiple Deliverable,” for revenue recognition of revenues derived from a single contract that contains multiple products or services. For multiple element arrangements, the Company believes it has only a single unit of accounting for all such arrangements noted.
      The Company has not recorded an allowance for doubtful accounts. The Company recorded write-offs of $24,434 and $6,567 in 2004 and 2003, respectively. The Company did not record any write-offs for the three months ended March 31, 2005 (unaudited).

3.	Property and Equipment
      Property and equipment consist of the following:

		December 31,
	March 31,
	2005	2004	2003

	(Unaudited)
Computer equipment	$276,628	$276,628	$237,008
Software	239,438	239,438	172,422
Furniture and office equipment	174,349	174,349	166,680
Leasehold improvements	177,815	177,815	177,815

	868,230	868,230	753,925
Less accumulated depreciation	(609,009)	(581,758)	(412,813)

Total property and equipment	$259,221	$286,472	$341,112

      Depreciation and amortization expense was $168,945 and $155,771 for 2004 and 2003, respectively. Depreciation and amortization expense was $27,251 and $32,648 for the three months ended March 31, 2005 and 2004 (unaudited), respectively.

AUTOMOTIVE LEASE GUIDE
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

4.	Investments
      On August 10, 2001, the Company sold their 50% investment in webalg, inc., a joint venture with J.P. Morgan Partners LLC, to DealerTrack Holdings, Inc. (“DealerTrack”). In connection with the sale of the investment, the Company received consideration of 624,630 shares of DealerTrack Series A-1 Preferred Stock. Additionally, on December 28, 2001, the Company purchased from DealerTrack, 270,587 shares of Series C Preferred Stock in exchange for the conversion of a convertible note, including interest, for cash consideration of approximately $1.1 million. The total investment represents a 5% interest in DealerTrack and is accounted for under the cost-method of accounting.
      In connection with services provided during the joint venture with webalg, inc. the Company’s chief executive officer holds stock options in DealerTrack.
      On April 25, 2002, the Company entered into an agreement to purchase a 25% interest in a German Company, Bahr & Fess Forecasts GmbH, for approximately $0.6 million, including approximately $0.1 million in acquisition costs. The 25% interest was accounted for under the equity-method of accounting with an equity loss of approximately $12,000 for 2002. During 2003, the Company determined due to consecutive years of losses by Bahr & Fess and future projected losses that the carrying amount of the equity-method investment in Bahr & Fess was impaired on a basis that was other than temporary. The Company recorded an impairment charge of approximately $613,499 in 2003.

5.	Related Party Transactions
      The majority owner loaned the Company $1,575,000, which is payable on demand with quarterly interest payments at 1% above the average Wall Street Journal prime rate. Interest amounts paid in 2004 and 2003 were $78,752 and $88,349 respectively, with amounts owed of $21,656 and $19,688 as of December 31, 2004 and 2003, respectively.
      The Company is renting a facility from the same majority owner, which is used for printing. This lease is month-to-month at $3,000 a month. Amounts paid to the owner in 2004 and 2003 were $36,000 each year with $0 owed at year end.
      The Company recognized revenue from DealerTrack and its subsidiaries of $1,017,072 and $709,839 for 2004 and 2003, respectively. The Company recognized revenue from DealerTrack and its subsidiaries of $258,388 and $202,195 for the three months ended March 31, 2005 and 2004 (unaudited), respectively.

6.	Financial Instruments
      The Company used a derivative financial instrument to modify its exposure to market risks from changes in foreign exchange rates. The Company does not hold or enter into financial instruments for speculative trading purposes.
      The Company entered into a forward contract on euros with a bank on May 30, 2002. The forward contract was for a notional amount of 584,000 euros to be settled on February 14, 2003. Also, the Company recognized an additional gain of $10,801 upon settlement in the foreign exchange gain line item in the combined Statement of Operations.

7.	401(k) Plan
      The Company adopted a 401(k) plan that covers all employees who have obtained twenty-one years of age and worked for the Company at least two months. Employees may contribute up to 15% of compensation. The Company’s contribution to the plan is determined each year at the discretion of the owners. The plan allows both discretionary and bonus contributions. Employer contributions in 2004 and 2003 were $61,911 and $67,151, respectively. In 2003 and 2004, the employer contribution was 100% of the employee contribution.

AUTOMOTIVE LEASE GUIDE
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

8.	Commitments and Contingencies
      The Company leases office space in Santa Barbara, California. The term of the lease is for seven years effective March 1, 2000, and calls for monthly rent of $14,686, adjusted annually for CPI. As part of the lease, the Company also pays monthly common area expenses.
      The Company is leasing a commercial printer and a computer to operate the printer, under non-cancelable operating leases. The leases are for five years and expire in May 2007. The total monthly rent and maintenance contract is $12,126.
      Total rent expense for 2004 and 2003 was $218,789 and $199,994 respectively.
      Minimum future lease payments on operating leases are as follows:

2005	$321,230
2006	325,416
2007	138,912

Total minimum future rent payments	$785,558

9.	Subsequent Event
      On May 25, 2005, DealerTrack acquired substantially all the assets and liabilities of ALG for a purchase price of approximately $39.2 million in cash, deferred purchase costs, and a note payable of $1.8 million to ALG. There is contingent consideration of $11.3 million to be paid by DealerTrack in the event certain future increases in revenue of ALG and another subsidiary of DealerTrack are achieved.

Independent Auditors’ Report
The Board of Directors
Chrome Systems Corporation:
      We have audited the accompanying balance sheet of Chrome Systems Corporation (a Delaware corporation) as of December 31, 2004, and the related statements of operations, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chrome Systems Corporation as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP
Portland, Oregon
March 25, 2005, (except for the matter
discussed in Note 12, for which the
date is April 15, 2005)

CHROME SYSTEMS CORPORATION
Balance Sheets

	March 31,	December 31,
	2005	2004

	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,689,088	$3,003,494
Accounts receivable, less allowance for doubtful accounts of $49,312 in 2005 and $50,000 in 2004	1,846,777	1,821,010
Prepaid expenses	362,928	241,500
Other current assets	1,194,342	235,845

Total current assets	6,093,135	5,301,849
Property and equipment, net	977,017	908,415
Other assets	184,497	186,266

Total assets	$7,254,649	$6,396,530

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$148,447	$59,696
Accrued expenses	2,206,367	1,140,328
Current portion of capital lease obligations	2,790	12,314
Deferred revenue	1,780,466	1,610,005

Total current liabilities	4,138,070	2,822,343
Commitments and contingencies
Stockholders’ equity:
Convertible preferred stock, Series A, $0.001 par value. Authorized, issued, and outstanding 6,315,788 shares (liquidation preference of $2,999,999)	6,316	6,316
Convertible preferred stock, Series B, $0.001 par value. Authorized 27,000,000 shares; issued and outstanding 12,792,400 shares (liquidation preference of $21,875,004)	12,792	12,792
Common stock, $0.001 par value. Authorized 120,000,000 shares; issued and outstanding 18,248,139 shares	18,248	18,248
Additional paid-in capital	26,390,368	26,390,368
Accumulated deficit	(23,311,145)	(22,853,537)

Total stockholders’ equity	3,116,579	3,574,187

Total liabilities and stockholders’ equity	$7,254,649	$6,396,530

See accompanying notes to financial statements.

CHROME SYSTEMS CORPORATION
Statements of Operations

	Three Months Ended
	March 31		Year Ended
			December 31,
	2005	2004	2004

	(Unaudited)	(Unaudited)
Revenues	$2,998,631	2,921,444	12,769,257
Cost of revenues	607,815	577,344	2,214,083

Gross profit	2,390,816	2,344,100	10,555,174
Operating expenses:
Research and development	649,349	534,834	2,129,484
Sales and marketing	720,891	616,877	2,325,861
General and administrative	1,473,914	1,166,105	4,613,649

Total operating expenses	2,844,154	2,317,816	9,068,994

Income (loss) from operations	(453,338)	26,284	1,486,180
Other income (expense):
Interest income	7,305	1,578	10,423
Interest expense	(2,275)	(13,965)	(18,858)
Other, net	—	—	45

Total other income (expense)	5,030	(12,387)	(8,390)

Income (loss) before income taxes	(448,308)	13,897	1,477,790
Income tax provision	(9,300)	—	(33,574)

Net (loss) income	$(457,608)	13,897	1,444,216

See accompanying notes to financial statements.

CHROME SYSTEMS CORPORATION
Statements of Stockholders’ Equity
Three months ended March 31, 2005 (unaudited) and year ended December 31, 2004

	Series A		Series B
	Preferred Stock		Preferred Stock		Common Stock		Additional
							Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance as of December 31, 2003	6,315,788	$6,316	12,792,400	$12,792	18,246,889	$18,247	26,389,994	(24,297,753)	2,129,596
Exercise of stock options					1,250	1	374	—	375
Net income	—	—	—	—	—	—	—	1,444,216	1,444,216

Balance as of December 31, 2004	6,315,788	6,316	12,792,400	12,792	18,248,139	18,248	26,390,368	(22,853,537)	3,574,187
Net loss (unaudited)	—	—	—	—	—	—	—	(457,608)	(457,608)

Balance as of March 31, 2005 (unaudited)	6,315,788	$6,316	12,792,400	$12,792	18,248,139	$18,248	26,390,368	(23,311,145)	3,116,579

See accompanying notes to financial statements.

CHROME SYSTEMS CORPORATION
Statements of Cash Flows

	Three Months Ended
	March 31		Year Ended
			December 31,
	2005	2004	2004

	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(457,608)	13,897	1,444,216
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	116,363	124,544	479,787
(Increase) decrease in:
Accounts receivable	(25,767)	12,568	(256,892)
Prepaid expenses	(121,428)	3,481	(17,725)
Other assets	(956,728)	61,099	(28,830)
Increase (decrease) in:
Accounts payable and accrued expenses	1,154,790	312,066	353,959
Deferred revenue	170,461	(70,650)	46,283

Net cash provided by (used in) operating activities	(119,917)	457,005	2,020,798

Cash flows from investing activities:
Purchases of property and equipment	(184,965)	(87,236)	(591,076)

Net cash used in investing activities	(184,965)	(87,236)	(591,076)

Cash flows from financing activities:
Repayments of capital lease obligations	(9,524)	(10,031)	(64,786)
Proceeds from issuance of common stock	—	—	375

Net cash used in financing activities	(9,524)	(10,031)	(64,411)

Net decrease in cash and cash equivalents	(314,406)	359,738	1,365,311
Cash and cash equivalents at beginning of year	3,003,494	1,638,183	1,638,183

Cash and cash equivalents at end of year	$2,689,088	1,997,921	3,003,494

Cash paid during the year for interest	$2,275	13,965	18,858
Cash paid during the year for income taxes	9,300	—	65,184
See accompanying notes to financial statements.

CHROME SYSTEMS CORPORATION
Notes to Financial Statements

(1)	Summary of Significant Accounting Policies

(a)	Nature of Operations

Chrome Systems Corporation (the Company) develops and distributes vehicle configuration and pricing information software to customers throughout the United States and Canada.

(b)	Concentration of Credit Risk

The Company grants credit to its customers which are primarily internet portals, credit unions, and automotive manufactures or dealerships. The Company had receivables of $1,005,925 from one customer as of December 31, 2004. The Company generated revenues of $6,474,238 during 2004 from this same customer.

(c)	Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

(d)	Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience.

(e)	Fair Value of Financial Instruments

The Company’s financial instruments consist of accounts receivable, accounts payable, and capital lease obligations. For the periods presented, the fair value of the Company’s financial instruments approximate their carrying value.

(f)	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, principally three to seven years. Leasehold improvements are amortized over the shorter of the estimated useful life or the term of the lease. Expenditures for repairs and maintenance are charged to current operations and costs related to renewals and improvements that add significantly to the useful life of an asset are capitalized.

(g)	Revenue Recognition

The Company recognizes revenue in accordance with Statement of Position (SOP) 97-2, Software Revenue Recognition. New and renewal software subscription revenue is deferred upon invoicing the customer and is recognized ratably over the term of the subscription agreement. Service revenues are recognized as the related services are performed. Transaction fees are recognized when earned.

(h)	Software Development Costs

Development costs related to software products for sale are expensed as incurred until technological feasibility of the product has been established in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of

CHROME SYSTEMS CORPORATION
Notes to Financial Statements — (Continued)

the working model and the point at which the product is ready for general release were not significant in 2004 and, accordingly, no costs were capitalized.

Software development costs incurred for significant improvements or enhancements for software developed for internal use are capitalized in accordance with Statement of Position SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Capitalized software development costs, which are included in property and equipment totaled $967,737 at December 31, 2004 and are being amortized over 36 months. Accumulated amortization on these software development costs totaled $438,096 at December 31, 2004.

(i)	Advertising Expenses

Advertising, promotion, and marketing expenses are charged to expense as incurred. Advertising expenses were $178,827 during the year ended December 31, 2004.

(j)	Stock-Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and complies with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Under APB 25, compensation expense is based on the difference, if any, on the date of grant between the exercise price of the instrument granted and the fair value of the underlying stock.

In December 2003, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation, to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. As allowed under SFAS No. 148, the Company will continue to account for stock-based compensation according to APB No. 25. If the Company had accounted for its stock-based compensation plans in accordance with SFAS No. 123, the Company’s net income would approximate the pro forma disclosures below:

	Three Months Ended
	March 31,		Year Ended
			December 31,
	2005	2004	2004

	(Unaudited)	(Unaudited)
Net income (loss), as reported	$(457,608)	13,897	1,444,216
Deduct total stock-based employee compensation expense determined under fair value-based method for all awards not previously included in net income	(1,781)	(19,505)	(78,020)

Pro forma net income (loss)	$(459,389)	(5,608)	1,366,196

The fair value of compensation cost reflected in the above pro forma amounts were estimated using the Black-Scholes option pricing model. The following assumptions were applied in determining the pro forma compensation cost.

Risk-free interest rate	3.940%
Expected dividend yield	—%
Expected option life (years)	7.000
Volatility	—%
Fair value of options (all granted at prices equal to or exceeding market)	$0.072

CHROME SYSTEMS CORPORATION
Notes to Financial Statements — (Continued)

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. For nonpublic companies, this Statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. This Statement will be effective for the Company as of January 1, 2006.

(k)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. On an ongoing basis, the Company evaluates its estimates, including those related to its allowance for doubtful accounts, useful life of property and equipment, income taxes, and commitments and contingencies. Actual results could differ from those estimates.

(l)	Interim Financial Information

The accompanying unaudited consolidated financial statements as of March 31, 2005 and 2004 and for the periods then ended have been prepared in conformity with accounting principles generally accepted in the United States of America and reflect all material normal recurring adjustments. However, certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the consolidated financial statements as of March 31, 2005 and 2004 and for the periods then ended included adjustments necessary for a fair presentation of the results of the interim periods presented.

(2)	Property and Equipment
      Property and equipment consist of the following:

Equipment	$3,727,641
Software licenses	58,431
Furniture and fixtures	523,392
Leasehold improvements	186,618
Capitalized software development costs	967,737

5,463,819
Less accumulated depreciation and amortization	(4,555,404)

$908,415

      Property and equipment at December 31, 2004 includes equipment with a cost of $221,645 and accumulated depreciation of $221,645 obtained under leases that have been capitalized.

CHROME SYSTEMS CORPORATION
Notes to Financial Statements — (Continued)

(3)	Obligations Under Capital Leases
      The Company leases certain equipment under capital leases. The leases are payable in monthly installments through 2005, with interest ranging from 7% to 29%.
      Future minimum payments required by capital lease obligations at December 31, 2004 are as follows:

Year ending December 31: 2005	$12,608

Total minimum obligations	12,608
Less amounts representing interest	(294)

Present value of future minimum lease payments	$12,314

(4)	Line of Credit
      On April 25, 2003, the Company entered into a loan and security agreement (the “Agreement”) with a bank. The agreement provides for a revolving line of credit and other services. Other services consist of letters of credit, foreign exchange services, and cash management services, including merchant services, direct deposit of payroll, a business credit card, and check cashing services. The maximum amount available under the line of credit is $1,000,000, however this is limited to 80% of eligible accounts receivable as defined in the agreement. The amount available for other services is limited to $500,000.
      Interest accrues at a per annum rate equal to the greater of 1.5% points above the Prime Rate, (5.25% at December 31, 2004) or 5.75%. Interest payments are due monthly and the line of credit expires on April 17, 2005, at which time all amounts are immediately payable. The agreement contains quick ratio and minimum tangible net worth covenants and the Company’s tangible and intangible assets secure the balances outstanding. The Company had no borrowings as of December 31, 2004.

(5)	Income Taxes
      The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. SFAS 109 uses the asset and liability method so that deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws and tax rates. Deferred income tax expenses or benefits are based on the changes in the financial statement bases versus the tax bases in the Company’s assets or liabilities from period to period.
      At December 31, 2004, the Company had net operating loss carryforwards of approximately $18,357,000, for both federal and state tax purposes. The federal net operating loss carryforwards expire on various dates through 2022, while the state net operating loss carryforwards expire on various dates through 2017.
      As of December 31, 2004, the Company’s deferred tax assets are comprised primarily of net operating loss carryforwards. There are no significant deferred tax liabilities. The Company believes that, based on a number of factors, there is sufficient uncertainty regarding the realizability of net deferred tax assets such that a full (100%) valuation allowance should be recorded. The net change in total valuation allowance for the year ended December 31, 2004 was a decrease of $751,000. Management will continue to assess the realizability of the tax benefits available to the Company based on actual and forecasted operating results. Ownership changes may significantly limit the utilization of net operating loss carryforwards in the future.

(6)	Operating Lease Commitments
      In October of 2002, the Company renewed an operating lease for administrative offices that expires in August 2008. The Company is also obligated under terms of noncancelable operating leases for office equipment,

CHROME SYSTEMS CORPORATION
Notes to Financial Statements — (Continued)
which expire at various times through February 2005. Future minimum lease payments under operating leases at December 31, 2004 are as follows:

Year ending December 31:
2005	$394,056
2006	387,549
2007	396,945
2008	223,233
Thereafter	30,300

Total	$1,432,083

      Total rent expense for all operating leases amounted to approximately $324,000 in 2004.

(7)	Convertible Preferred Stock
      During 2000, the Company issued 12,792,400 shares of Series B preferred stock for a price of $1.71 per share. Proceeds, net of issuance costs, amounted to $20,551,176. In 1999, the Company issued 6,315,788 shares of Series A preferred stock for a price of $0.475 per share. Proceeds, net of issuance costs, amounted to $2,796,981. Certain provisions relating to the Series A and Series B shares are the same unless otherwise noted.
      In the event of any liquidation or sale of the Company, the holders of the Series A and Series B preferred stock will be entitled to receive in preference to the holders of common stock, the amount of $0.475 and $1.71 per share (the “Initial Payment”), respectively. After the Initial Payment has been made, the holders of the Series B preferred stock and the holders of the common stock shall participate in the distribution of any remaining assets pro rata based on the number of shares they hold (on an as converted basis), provided however, that once the holders of the Series A preferred stock receive an amount equal to $0.475 per share, (in addition to the Initial Payment), the holders of the Series A preferred stock will not participate in any further distributions.
      Each holder of the Series A and Series B preferred stock will have the right, at the option of the holder at any time, to convert shares of preferred stock into shares of common stock at the respective conversion price. The conversion price of the preferred stock is subject to proportional adjustment of stock splits, stock dividends, and the like and for issuance of common stock at a purchase price less than the then effective conversion price. The Series B preferred shareholders also have provisions for adjustments to the conversion price based on costs incurred for certain pending legal matters. As of December 31, 2004, no change to the conversion price adjustment has occurred as a result of these legal matters. The Series B conversion price was reduced to $1.70 as a result of the issuance of Common Stock for professional services during 2001.
      The preferred stock will be automatically converted into common stock in the event of the closing of an underwritten initial public offering of the Company’s common stock with aggregate proceeds of at least $20 million at a public offering price of at least a pre money valuation, fully diluted, of $100 million.
      The holder of a share of preferred stock will be entitled to that number of votes on all matters presented to shareholders equal to the number of shares of common stock then issuable upon conversions of such share of preferred stock.
      The holders of preferred stock will be entitled to receive noncumulative dividends in preference to the holders of common stock at an annual rate of 8% of the Purchase Price per share from legally available funds when, and if declared by the board of directors. The preferred stockholders will not participate in any dividends paid after the preferential dividends.

CHROME SYSTEMS CORPORATION
Notes to Financial Statements — (Continued)

(8)	Warrants
      The Company issued warrants to purchase 1,474,560 shares of common stock for $1 per share to creditors in connection with financing obtained in 2000. 1,456,640 warrants remain outstanding at December 31, 2004, and expire between December 2009 and January 2010.
      In connection with a nonqualified deferred compensation plan that the Company used to sponsor, warrants to purchase 40,288 shares of the Company’s common stock were issued to certain management employees between December 1999 and February of 2000. All warrants remain outstanding at December 31, 2004, have an exercise price of $1.00 per share, and expire in December 2009.
      In 1999 and 2000, in connection with financing obtained, the Company issued warrants to purchase 240,000 and 383,772 shares of common stock for exercise prices of $0.0005 and $1.71 per share, respectively. The warrants remain outstanding at December 31, 2004 and expire in April 2009 and April 2005, respectively.
      The fair value of the warrants was calculated using the Black-Scholes Option Pricing Model. The fair values were expensed in the period in which services were provided. All expense was recognized prior to 2001.

(9)	Employee Stock Option Plan
      The Company has a stock option plan for employees selected by the board of directors under which options to purchase shares of the Company’s common stock are generally granted at a price not less than the market price of the stock as determined by the board of directors at the date of the grant. A maximum of 16,000,000 shares of common stock may be issued under the plan. The options expire in 10 years from the date of issue. If an incentive stock option is granted under the plan to an employee who owns more than 10% of the total stock of the Company, the term of the incentive stock option will not exceed five years, and exercise price shall not be less than 110% of the fair market value of the common stock at the time the incentive stock option is granted. Options issued under the plan are generally subject to a vesting schedule ranging from one to five years and, in limited situations, may be accelerated based on achievement of certain performance requirements. The Company has also issued nonqualified stock options to certain employees, directors, and consultants.
      The following summary presents employee stock option activity and weighted average exercise prices:

		Weighted
	Shares Under	Average
	Option	Exercise Price

Outstanding, December 31, 2003	7,634,250	$0.30
Granted	30,000	0.30
Exercised	(1,250)	0.30
Canceled/forfeited	(67,000)	0.30

Outstanding, December 31, 2004	7,596,000	$0.30

	Number of Options		Weighted Average
			Contractual Life
Exercise Prices	Outstanding	Exercisable	Remaining (Years)

$0.25 - 0.50	7,570,000	6,530,925	6.74
0.625 - 1.00	26,000	26,000	6.06

	7,596,000	6,556,925

CHROME SYSTEMS CORPORATION
Notes to Financial Statements — (Continued)

(10)	Employee Benefit Plan
      The Company has a defined contribution 401(k) profit sharing plan. The profit sharing plan covers substantially all employees who have met certain service and age requirements. Company contributions to this plan are discretionary. Total contributions by the Company to the plan amounted to $64,394 for the year ended December 31, 2004.

(11)	Legal Proceedings
      Five former executives have filed a lawsuit against the Company, its former CEO, and its former President. The claims began in the form of charges filed under Title VII and ADEA with the Oregon Bureau of Labor and Industries (“BOLI”) and the EEOC, but these claims were withdrawn at the request of the claimants. Subsequently, the five former executives as plaintiffs filed a 10-count lawsuit in federal district court in Oregon. The claims asserted in the lawsuit relate to the discharge of the executives.
      In 2001, the district court dismissed plaintiffs claims against the Company for intentional infliction of emotional distress, dismissed all plaintiffs claims against the former CEO and former President, and referred to arbitration all plaintiffs remaining claims against the Company, except their Title VII and corresponding state claims.
      The Company has brought claims against the five former executives for damages related to their conduct while employed by the Company.
      Arbitration commenced in February 2005 and is still pending. The Company intends to vigorously defend the suit and believes it is without merit. The ultimate resolution of this matter could have a material effect on the financial position of the Company and the resolution of the matter could have a material effect on the Company’s financial condition, results of operations, or cash flows. No accrual has been made as management doesn’t believe an amount is currently probable as defined under SFAS No. 5, Accounting for Contingencies.

(12)	Subsequent Event
      On April 15, 2005, the parties to the pending legal proceedings described in Note 11 entered into a confidential settlement to fully resolve all claims. The settlement resulted in no net out-of-pocket costs to the Company.

Report of Independent Auditors
To the Board of Directors of
NAT Holdings, Inc.
      In our opinion, the accompanying consolidated balance sheet and the related statement of operations, changes in equity and cash flows present fairly, in all material respects, the consolidated financial position of NAT Holdings, Inc. and subsidiary (the “Company”) at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Those financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      As discussed in Note 1, on May 23, 2005, the Company sold substantially all of its assets and certain liabilities.
/s/ PricewaterhouseCoopers LLP
Melville, New York
September 21, 2005

NAT HOLDINGS, INC.
Consolidated Balance Sheets
March 31, 2005 and December 31, 2004

	March 31,	December 31,
	2005	2004

	(Unaudited)
ASSETS
Current assets
Cash	$97,225	$89,299
Accounts receivable, less allowance of doubtful accounts of $10,000 as of March 31, 2005 (unaudited) and December 31, 2004	320,180	140,990
Prepaid expenses	110,942	146,028

Total current assets	528,347	376,317

Property and equipment, net	327,966	375,388
Deposits	1,110	634
Intangibles, net	1,473,333	1,603,333
Goodwill	2,300,204	2,300,204

Total assets	$4,630,960	$4,655,876

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$163,750	$92,322
Line of credit (due to majority shareholder)	615,000	—
Accrued expenses and other liabilities	1,816,728	902,026
Deferred revenue	727,951	871,655

Total current liabilities	3,323,429	1,866,003

Commitments and contingencies (Note 7)
Stockholders’ equity
Common stock, $0.01 par value, authorized 100,000 shares; issued and outstanding 50,925 shares	509	509
Paid-in capital	8,788,043	8,788,043
Accumulated deficit	(7,481,021)	(5,998,679)

Total stockholders’ equity	1,307,531	2,789,873

Total liabilities and stockholders’ equity	$4,630,960	$4,655,876

The accompanying notes are an integral part of these consolidated financial statements.

NAT HOLDINGS, INC.
Consolidated Statements of Operations
Three Months Ended March 31, 2005 and 2004 and Year Ended December 31, 2004

	Three Months Ended
	March 31,		Year Ended
			December 31,
	2005	2004	2004

	(Unaudited)
Revenue	$917,870	$651,120	$3,897,280
Costs of revenue	610,083	455,486	2,441,999
Product development	164,590	132,157	656,242
Selling, general and administrative	1,616,464	939,036	3,346,708

Total operating expenses	2,391,137	1,526,679	6,444,949

Loss from operations	(1,473,267)	(875,559)	(2,547,669)
Interest expense, net	(8,602)	(10,389)	(92,607)
Other	99	1,532	6,684

Total other expense, net	(8,503)	(8,857)	(85,923)

Loss before provision for income taxes	(1,481,770)	(884,416)	(2,633,592)
Provision for income taxes	572	—	1,388

Net loss	$(1,482,342)	$(884,416)	$(2,634,980)

The accompanying notes are an integral part of these consolidated financial statements.

NAT HOLDINGS, INC.
Consolidated Statements of Stockholders’ Equity
Three Months Ended March 31, 2005 and Year Ended December 31, 2004

	Common Stock
			Additional	Accumulated
	Shares	Amount	Paid-In Capital	Deficit	Total

Balance as of December 31, 2003	39,970	$400	$6,788,152	$(3,363,699)	$3,424,853
Issuance of common stock in connection with the conversion of convertible debt	10,955	109	1,999,891	—	2,000,000
Net loss	—	—	—	(2,634,980)	(2,634,980)

Balance as of December 31, 2004	50,925	509	8,788,043	$(5,998,679)	$2,789,873
Net loss (unaudited)	—	—	—	(1,482,342)	(1,482,342)

Balance as of March 31, 2005 (unaudited)	50,925	$509	$8,788,043	$(7,481,021)	$1,307,531

The accompanying notes are an integral part of these consolidated financial statements.

NAT HOLDINGS, INC.
Consolidated Statements of Cash Flows
Three Months Ended March 31, 2005 and 2004 and Year Ended December 31, 2004

	Three Months Ended
	March 31,		Year Ended
			December 31,
	2005	2004	2004

	(Unaudited)
Cash flows from operating activities
Net loss	$(1,482,342)	$(884,416)	$(2,634,980)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Depreciation and amortization	177,422	142,299	624,576
Allowance for doubtful accounts	—	—	10,000
Changes in assets and liabilities
Accounts receivable	(179,190)	628,363	698,962
Prepaid expenses	35,086	(41,472)	287,933
Security deposits	(476)	—	6,570
Accounts payable	71,428	115,465	55,862
Accrued expenses	914,702	264,272	383,993
Deferred revenue	(143,704)	(202,563)	(809,028)

Net cash (used in) provided by operating activities	(607,074)	21,948	(1,376,112)

Cash flows from operating activities
Capital expenditures	—	(133,022)	(364,371)

Net cash used in investing activities	—	(133,022)	(364,371)

Cash flows from financing activities
Borrowings under convertible debt facilities	615,000	350,000	1,600,000

Net cash provided by financing activities	615,000	350,000	1,600,000

Net increase (decrease) in cash	7,926	238,926	(140,483)
Cash
Beginning of year	89,299	229,782	229,782

End of year	$97,225	$468,708	$89,299

Supplemental information
Cash paid during the year for interest	$2,193	$573	$38,535
Cash paid during the year for income taxes	572	—	1,388
Noncash financing activities
Issuance of common stock in connection with the conversion of convertible debt	—	—	2,000,000
The accompanying notes are an integral part of these consolidated financial statements.

NAT HOLDINGS, INC.
Notes to Consolidated Financial Statements

1.	Business and Summary of Significant Accounting Policies

Business
      NAT Holdings, Inc., a Delaware corporation, (hereinafter referred to as the Company) is in the business of developing, marketing, distributing, and servicing software applications that improve workflow processes for aftermarket providers, including insurance companies, third-party administrators, and auto retailers who underwrite, price, administer, manage and sell service contracts, GAP coverage, theft deterrent devices, credit life insurance and other aftermarket products. The Company also offers other services, including consulting and training.
      On May 23, 2005, the Company sold substantially all of its assets and certain liabilities for proceeds of $8.4 million. As a result of the sale, the financial statements have been prepared on the going concern basis.

Organization and Basis of Financial Statements
      The operations of the business are conducted through the Company’s wholly owned subsidiary, North American Advanced Technologies, Inc. (“NAAT”), an Illinois Corporation. The Company is owned 78% by three investment funds managed by Saratoga Partners LLC (“Saratoga”). Members of management own the remaining shares. The Company operates under the name of NAT, Inc. The financial statements include the accounts of the Company and NAT, Inc. Intercompany transactions and balances have been eliminated.

Use of Estimates
      The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments, or assumptions and actual results, our financial statements will be affected. The most significant assumptions and estimates relate to recoverability of goodwill and intangible assets estimated, the useful lives of property and equipment and intangible assets, and contract accounting.

Unaudited Interim Financial Statements
      The accompanying unaudited interim consolidated balance sheet as of March 31, 2005, the consolidated statements of operations for the three months ended March 31, 2005 and 2004, the consolidated statement of changes in equity for the three months ended March 31, 2005, and the consolidated statements of cash flows for the three months ended March 31, 2005 and 2004 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. In our opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for fair presentation of the periods presented. The unaudited results for the three months ended March 31, 2005 are not necessarily indicative of the results to be expected for any subsequent quarterly or annual financial period, including for the year ending December 31, 2005.

Revenue Recognition
      Revenues are derived from the following sources: 1) software licenses, 2) maintenance, which includes product support and software updates, and 3) services, which includes consulting and training.

NAT HOLDINGS, INC.
Notes to Consolidated Financial Statements — (Continued)
      The Company recognizes revenue in accordance with SAB No. 104, “Revenue Recognition, SOP 97-2, Software Revenue Recognition,” and SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.
      For software license arrangements that do not require significant modification or customization of the underlying software, software license revenue is recognized when: (1) a legally binding arrangement is entered into with a customer for the license of the software; (2) delivery of the software occurs; (3) customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties, and (4) collection is probable.
      The vast majority of our software license arrangements include revenue from software license updates and product support (i.e., maintenance), which is recognized ratably over the term of the arrangement, typically one year. Software license updates provide customers with rights to unspecified software product upgrades, maintenance releases, and patches released during the support period on a when and if available basis. Maintenance is generally priced as a percentage of software license fees.
      The vast majority of our software arrangements include consulting revenue for customization and implementation services. Consulting revenue from these arrangements is accounted for separately from software license revenue if the arrangements qualify as service transactions as defined in SOP 97-2. The more significant factors considered in determining whether the revenue should be accounted for separately include the nature of the services (i.e., consideration of whether the services are essential to the functionality of the licensed product), degree of risk, availability of services from other vendors, timing of payments, and impact of milestones or acceptance criteria on the reliability of the software license fee.
      If an arrangement does not qualify for separate accounting of the software license and consulting transactions, then software license revenue is generally recognized together with the consulting services based on contract accounting using either the percentage-of-completion or completed-contract method. Contract accounting is applied to arrangements: (1) that include milestones or customer specific acceptance criteria that may affect collection of the software license fees; (2) where services include significant modification or customization of the software; (3) where significant consulting services are provided for in the software license contract without additional charge or are substantially discounted; or (4) where the software license payment is tied to the performance of the consulting services.
      For arrangements with multiple elements, we allocate revenue to each element of a transaction based upon its fair value as determined by “vendor specific objective evidence” (“VSOE”). VSOE of fair value for elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately and, for maintenance services, by the renewal rate offered to the customer.
      Revenue for any undelivered element is deferred and recognized when the product is delivered or over the period in which the services are delivered, in accordance with our revenue recognition policy for such element. If we cannot objectively determine the fair value of any undelivered element included in bundled software and service arrangements, we defer revenue until all elements are delivered and services are performed, or until fair value can objectively be determined for any remaining undelivered element.
      The Company assesses whether fees are fixed or determinable at the time of sale and recognizes revenue if all other revenue recognition requirements are met.

Concentration of Credit Risk
      The Company maintains all of its cash balances with one financial institution. Accounts receivable credit risk is not concentrated within any one geographic area. The Company’s largest customers consist of life insurance and automotive firms. 4, 5 and 4 customers accounted for approximately 90%, 90% and 81% of total

NAT HOLDINGS, INC.
Notes to Consolidated Financial Statements — (Continued)
revenues for the three months ended March 31, 2005 and 2004 (unaudited) and the year ended December 31, 2004, respectively.

Property and Equipment
      Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets, which range from two to seven years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the lease term, as appropriate.

Goodwill
      Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Goodwill and intangible assets considered to have indefinite useful lives are not amortized, but rather are tested for impairment annually or more frequently if an event or circumstance indicates that an impairment loss may have occurred. Goodwill is assessed for recoverability by determining whether the carrying value of the reporting unit containing the goodwill exceeds its fair value. The Company estimates fair value by considering a number of factors including assessing operating results, business plans, economic projections, anticipated future cash flows and market data.

Advertising
      All advertising costs are expensed as incurred. Advertising expenses were approximately $21,000, $36,000, $74,000 in the three month period ended March 31, 2005 and 2004 (unaudited) and the year ended December 31, 2004, respectively.

Deferred Revenue
      Deferred revenues primarily relate to customer support agreements that have been paid for by customers prior to the performance of those services and, to a lesser extent, prepaid consulting and deferred license fees.

Research and Development
      All research and development costs are expensed as incurred. Costs eligible for capitalization under SFAS Statement No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed,” are not material to the Company’s consolidated financial statements.

Comprehensive Loss
      SFAS No. 130, “Reporting Comprehensive Income,” requires companies to classify items of other comprehensive income/loss by their nature in the financial statements and display the accumulated balance of other comprehensive income/loss separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. The Company has had no other comprehensive income/loss items to report besides net loss.

Cost of Revenues
      Cost of license revenue consists of the amortization of capitalized software development costs. Cost of service and maintenance revenue consists primarily of salaries, benefits and allocated overhead costs related to consulting, training and customer support personnel, including cost of services provided by third-party consultants engaged by the Company.

NAT HOLDINGS, INC.
Notes to Consolidated Financial Statements — (Continued)

Income Taxes
      The Company accounts for income taxes in accordance with SFAS Statement No. 109, “Accounting for Income Taxes.” Deferred income taxes are recorded for the expected tax consequences of temporary differences between the tax bases of assets and liabilities for financial reporting purposes and amounts recognized for income tax purposes. The Company records a valuation allowance to reduce deferred tax assets to the amount of future tax benefit that is more likely than not to be realized.

Impairment of Long-Lived Assets
      In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets, such as property and equipment, and intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Our primary measure for fair value is based on projected discounted future operating cash flows using a discount rate commensurate with the risk involved.

Fair Value of Financial Instruments
      The fair value of financial instruments is determined by reference to market data and other valuation techniques as appropriate. The Company believes the fair value of its financial instruments, principally cash, trade accounts receivable, accounts payable and accrued expenses, and obligations under line of credit, approximates their recorded values due to the short-term nature of the instruments or interest rates, which are comparable with current rates.

2.	Acquisitions
      On February 5, 2003, the Company completed the acquisition of NAAT. The acquisition was accounted for as a business combination. The assets acquired and the liabilities assumed were recorded at their fair values as of February 5, 2003. The total purchase price was $5.74 million, including acquisition-related transaction costs of $760,194. Acquisition-related transaction costs included consulting and legal fees.
      Under business combination accounting, the total purchase price was allocated to NAAT’s net tangible and identifiable intangible assets based on their estimated fair values as of February 5, 2003 as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets were recorded as goodwill. The allocation of the purchase price was based upon estimates and assumptions.

Net Current Assets	$821,285
Fixed assets	16,023
Goodwill	2,300,204
Intangible assets (Note 6)	2,600,000

Total purchase price	$5,737,512

      In performing the purchase price allocation, the Company considered, among other factors, our intention for future use of the acquired assets, analyses of historical financial performance, and estimates of future financial performance. Management, using an income approach, estimates, and assumptions, established the fair value of intangible assets.

NAT HOLDINGS, INC.
Notes to Consolidated Financial Statements — (Continued)

3.	Borrowings
      On February 5, 2003, the Company’s majority shareholder (Saratoga) agreed to extend through a line of credit up to $2.0 million to fund the working capital needs of the Company through June 30, 2004. The line of credit carried an interest rate of 10%. Any amounts outstanding on June 30, 2004 would be converted to equity. The equity conversion provision was amended in June 2004, extending the conversion date to September 30, 2004. On September 30, 2004, the balance outstanding under the line of credit was $2.0 million and was converted to equity. There were no borrowings outstanding under any facility on December 31, 2004.
      On various dates in January through March 2005, the Company’s majority shareholder (Saratoga) agreed to loan the Company a total of $615,000 to fund its working capital needs at 10% interest. The amount was repaid with interest on May 25, 2005.

4.	Income Taxes
      As of December 31, 2004, the Company had net operating loss carryforwards of approximately $3.1 million to offset future taxable income. Subject to current regulations, these losses begin to expire in 2018 and are subject to limitations on their utilization. The Company has established a valuation reserve for all of these carryforwards due to uncertainty related to realization of the associated deferred tax asset. The Company revises the adequacy of the valuation allocation and will recognize the benefit of deferred taxes when it is more likely than not that the deferred taxes will be realized.
      The difference in income tax expense between the amount computed using the federal statutory income tax rate and our effective tax rate is primarily due to state income taxes and permanent differences.

2004

Deferred tax assets
Net operating losses	$1,226,418
Deferred revenue	183,878
Depreciation	18,536
Other	160,867

Total deferred tax assets	1,589,699
Valuation allowance	(1,589,699)

Net deferred tax assets	—
Net deferred tax liabilities	—

Total net deferred tax assets	$—

NAT HOLDINGS, INC.
Notes to Consolidated Financial Statements — (Continued)

5.	Property and Equipment
      Property and equipment as of March 31, 2005 and December 31, 2004 consisted of the following:

	Estimated
	Useful	March 31,	December 31,
	Lives	2005	2004

		(Unaudited)
Computer and network equipment	5	$77,806	$77,806
Leasehold improvements	5	46,296	46,296
Computer software	3	368,365	368,365
Furniture and fixtures	5	1,390	1,390

Total fixed assets		493,857	493,857
Accumulated depreciation and amortization		(165,891)	(118,469)

Fixed assets, net		$327,966	$375,388

      Depreciation and amortization expense for property and equipment was $47,422, $12,299 and $104,576 for the three-month period ended March 31, 2005 and 2004 (unaudited) and the year ended December 31, 2004.

6.	Intangible Assets
      Intangible assets as of December 31, 2004 consisted of the following:

			Accumulated
	Useful Life	Gross	Amortization	Net Book Value

Core technology	5 years	$1,400,000	$(536,667)	$863,333
Customer contracts	5 years	900,000	(345,000)	555,000
Noncompete agreements	5 years	300,000	(115,000)	185,000

Totals as of December 31, 2004		$2,600,000	$(996,667)	$1,603,333

      Intangible assets as of March 31, 2005 (unaudited) consisted of the following:

			Accumulated
	Useful Life	Gross	Amortization	Net Book Value

Core technology	5 years	$1,400,000	$(606,667)	$793,333
Customer contracts	5 years	900,000	(390,000)	510,000
Noncompete agreements	5 years	300,000	(130,000)	170,000

Totals as of December 31, 2004		$2,600,000	$(1,126,667)	$1,473,333

      Intangible assets are amortized using the straight-line method. Total amortization expense for the year ended December 31, 2004 and three months ended March 31, 2005 and 2004 (unaudited) was $520,000, $130,000 and $130,000, respectively. Estimated future amortization expense related to intangible assets is as follows:

Year Ending
December 31,

2005	$520,000
2006	520,000
2007	520,000
2008	43,333

$1,603,333

NAT HOLDINGS, INC.
Notes to Consolidated Financial Statements — (Continued)

7.	Commitments and Contingencies
      The Company leases certain facilities and equipment under operating leases. Total rental expense, including rentals on month-to-month or usages basis leases, was approximately $173,000 for the year ended December 31, 2004. As of December 31, 2004, future minimum annual operating lease payments were as follows:

Year Ending
December 31,

2005	$220,641
2006	195,697
2007	176,157
2008	173,991
2009	180,223
Thereafter	91,410

$1,038,119

Litigation
      The Company reviews quarterly the status of each significant claim and legal proceedings and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. The Company is not involved in any legal proceedings or claim, which may result in a loss.

Related Party Service Agreement
      On February 5, 2003, the Company entered into an agreement with its majority shareholder, (Saratoga) to provide management and advisory services. The length of the agreement is 10 years. The annual management fees payable under the agreement are $250,000.

8.	Benefit Plans
      Full time employees can participate in the Company’s 401(k) Savings and Investment Plan. Participants can generally contribute up to 15% of their eligible compensation annually as defined by the plan document or by the section 402(g) limit as defined by the Internal Revenue Service.

9.	Subsequent Events
      On May 23, 2005, the Company entered into a Separation and Release Agreement with a former executive that terminated the employment relationship between the executive and the Company. As part of the Separation and Release Agreement, the Company paid the former executive approximately $581,000 in salary, accrued vacation and bonuses.

Report of Independent Registered Public Accounting Firm
The Members
Global Fax, LLC:
      We have audited the accompanying consolidated balance sheet of Global Fax, LLC and subsidiaries as of December 31, 2005, and the related consolidated statements of income, members’ equity and comprehensive income, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Global Fax, LLC and subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.
/s/  KPMG LLP
Detroit, Michigan
March 3, 2006

GLOBAL FAX, L.L.C.
Consolidated Balance Sheet
December 31, 2005

December 31,
2005

ASSETS
Current assets:
Cash and cash equivalents	$541,653
Investment securities	325,002
Accounts receivable (note 3)	776,413
Prepaid expenses and other current assets	107,885

Total current assets	1,750,953
Property and equipment, net (note 2)	667,015
Due from members	50,000
Other assets	15,502

Total assets	$2,483,470

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$99,033
Accrued liabilities	71,430
Deferred revenue	107,487

Total current liabilities	277,950
Commitments and contingencies (note 4)
Members’ equity	2,205,520

Total members’ equity	2,205,520

Total liabilities and members’ equity	$2,483,470

See accompanying notes to consolidated financial statements.

GLOBAL FAX, L.L.C.
Consolidated Statement of Income
Year Ended December 31, 2005

Year Ended
December 31,
2005

Net sales	$8,196,327
Cost of sales	3,739,723

Gross profit	4,456,604
Selling, general, and administrative expenses	2,175,769

Income from operations	2,280,835
Interest income, net	19,813

Net income	$2,300,648

See accompanying notes to consolidated financial statements.

GLOBAL FAX, L.L.C.
Consolidated Statement of Members’ Equity and Comprehensive Income
Year Ended December 31, 2005

		Accumulated
		Other	Total
	Members’	Comprehensive	Members’
	Equity	Income (Loss)	Equity

Balances as of January 1, 2005	$2,207,933	$(27,587)	$2,180,346
Comprehensive income:
Net income	2,300,648	—	2,300,648
Reclassification for translation adjustment recognized in net income	—	27,587	27,587

Total comprehensive income			2,328,235
Distributions to members	(2,303,061)	—	(2,303,061)

Balances as of December 31, 2005	$2,205,520	$—	$2,205,520

See accompanying notes to consolidated financial statements.

GLOBAL FAX, L.L.C.
Consolidated Statement of Cash Flows
Year Ended December 31, 2005

Year Ended
December 31,
2005

Cash flows provided by operating activities:
Net income	$2,300,648
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	155,687
Loss on sale of fixed assets	31,500
Effect of translation adjustment	27,587
Changes in assets and liabilities:
Accounts receivable	(9,773)
Prepaid expenses and other current assets	(63,531)
Other assets	(4,260)
Accounts payable	(18,066)
Accrued liabilities	(39,237)
Deferred revenue	80,561

Net cash provided by operating activities	2,461,116

Cash flows from investing activities:
Purchases of property and equipment	(226,483)
Sales (purchases) of investment securities available for sale	(325,002)

Net cash (used in) provided by investing activities	(551,485)

Cash flows from financing activities:
Distributions to members	(2,303,061)

Net cash used in financing activities	(2,303,061)

Net increase in cash and cash equivalents	(393,430)
Cash and cash equivalents, beginning of year	935,083

Cash and cash equivalents, end of year	$541,653

Supplemental disclosure of cash flow information:
Cash paid for interest	$519
See accompanying notes to consolidated financial statements.

GLOBAL FAX, L.L.C.
Notes to Consolidated Financial Statements

(1)	Summary of Significant Accounting Policies

(a)	Description of Business
      Global Fax, L.L.C. (the Company) provides back-office services to customers. Services primarily include scanning documents, reception of faxed forms and documents, and the conversion of the information received into data files for customers. These data files, which are archived by the Company, are then exported to the Company’s customers. Customers receive data in their desired format without the need for internal processing of data by their personnel. The customers also receive additional customization for improved efficiency in their communication and data processing efforts.
      The Company was formed as a Michigan limited liability company (LLC) on November 1, 1995. Prior to that time, the Company had elected to be treated as an S corporation (effective in 1993). Under the terms of the LLC Members’ Agreement, the Company shall continue in existence indefinitely. The Members’ Agreement further states that members shall not be liable for the acts, debts, or liabilities of the Company unless otherwise provided by law or expressly assumed.

(b)	Principles of Consolidation
      The consolidated financial statements include the financial statements of Global Fax, L.L.C. and its wholly owned subsidiary, Global Data Solutions Ohio. As of December 31, 2004, the Company included the financial statements of its 99%-owned subsidiary in Mexico, Global Data Solutions. The Company ceased operations of this subsidiary in December 2004 and finalized the liquidation of this subsidiary during 2005. All significant intercompany balances and transactions have been eliminated in consolidation.

(c)	Cash and Cash Equivalents
      The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

(d)	Investment Securities
      Investment securities as of December 31, 2005 consist of auction rate securities (specifically municipal auction rate preferred shares). The Company classifies its investment securities as available for sale. The fair value of the investment securities as of December 31, 2005 approximates the carrying value. Realized gains included in interest income for the year ended December 31, 2005 were $7,409, and unrealized gains as of December 31, 2005 were immaterial.

(e)	Trade Accounts Receivable
      Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. Based on analysis of accounts receivable, the Company has determined that an allowance for doubtful accounts is not deemed necessary. The Company does not have any off-balance-sheet credit exposure related to its customers.

(f)	Property and Equipment
      Property and equipment are recorded at cost less accumulated depreciation. Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets (two to seven years).
      Maintenance and repairs are charged to expense as incurred. Leasehold improvements are amortized over the lesser of the lease term or the estimated useful life of the asset.

GLOBAL FAX, L.L.C.
Notes to Consolidated Financial Statements — (Continued)

(g)	Revenue Recognition
      The Company calculates the amount of revenue to be recognized based on the volume of documents processed for each customer. Each customer is under a contract with the Company whereby the number of documents processed is multiplied by a fixed rate as specified in the contract. The Company recognizes revenue when transmission to the customer has occurred and collection of the relevant receivable is probable.

(h)	Income Taxes
      The Company is not subject to federal income taxes as an LLC. Instead, income and losses of the Company pass through to its individual members, thus making the members liable for federal taxes, if any. The Company calculates a state income tax provision for those states in which it operates that do not recognize the LLC status. For the year ended December 31, 2005, state income tax expense in the amount of $92,141 has been included in selling, general, and administrative expenses.
      The net difference between the tax basis and the reported amounts of the Company’s assets and liabilities primarily relate to tangible and intangible assets and associated net book balances exceeded net tax balances by approximately $280,000 as of December 31, 2005.

(i)	Use of Estimates
      The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant, and equipment and the valuation allowance for accounts receivable. Actual results could differ from those estimates.

(2)	Property and Equipment, Net
      Property and equipment, net, consist of the following as of December 31, 2005:

		Estimated
		Useful Lives
	2005	(Years)

Computer equipment and software	$1,379,442	3
Furniture, fixtures, and equipment	293,738	5-7
Communications equipment	159,011	3
Leasehold improvements	234,719	2

	2,066,910
Less accumulated depreciation and amortization	(1,399,895)

	$667,015

(3)	Business Concentration Risks
      The Company had four customers, which individually accounted for approximately 23%, 20%, 19%, and 7% of total sales for the year ended December 31, 2005. As of December 31, 2005, the Company had receivable balances outstanding from these customers amounting to $624,349.

(4)	Leases
      The Company leases its main office suite in Michigan under an operating lease that expires in January 2006, with two one-year options to renew. The Company also leases a second facility under an operating lease expiring

GLOBAL FAX, L.L.C.
Notes to Consolidated Financial Statements — (Continued)
in May 2006 to serve as a contingent site for the Company’s support of customer applications. In addition, the Company leases a data facility under operating leases in Ohio that expire August 31, 2007 and August 15, 2009.
      Future minimum lease payments under noncancelable operating leases with remaining lease terms in excess of one year as of December 31, 2005 are as follows:

Year ending December 31:
2006	$148,260
2007	95,826
2008	38,400
2009	22,400

Total	$304,886

      Rent expense for the year ended December 31, 2005 was $142,797.

(5)	401(k) Savings Plan and Trust
      The Company currently maintains an employee savings and investment plan (the Plan) qualified under Section 401(k) of the Internal Revenue Code. The Plan covers substantially all employees of the Company who have attained the age of 20 and completed six months of service. Employees may contribute up to 100% of their annual salary, not to exceed the limit established by the Internal Revenue Service. The Company will match 50% of employee contributions up to 10% of compensation, not to exceed $10,000. Company expense totaled $12,576 in 2005.

(6)	Related-Party Transactions
      The Company incurs expense for financial management and administrative support provided by Advantage Management LLC, a related-party company. As of December 31, 2005, a member of the Company was also a member of Advantage Management LLC. These expenses totaled $414,300 in 2005.

GLOBAL FAX, L.L.C:
UNAUDITED FINANCIAL STATEMENTS AS OF MARCH 31, 2006
AND FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND MARCH 31, 2005

GLOBAL FAX, L.L.C.
Consolidated Balance Sheet
March 31, 2006

March 31,
2006

(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$999,147
Accounts receivable	959,715
Prepaid expenses and other current assets	119,212

Total current assets	2,078,074
Property and equipment, net	664,155
Due from members	50,000
Other assets	14,546

Total assets	$2,806,775

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$228,945
Accrued liabilities	117,667
Deferred revenue	40,070

Total current liabilities	386,682
Commitments and contingencies
Members’ equity	2,420,093

Total members’ equity	2,420,093

Total liabilities and members’ equity	$2,806,775

See accompanying notes to consolidated financial statements.

GLOBAL FAX, L.L.C.
Consolidated Statements of Income
Three Months Ended March 31, 2006 and 2005

	Three Months Ended
	March 31,

	2006	2005

	(Unaudited)
Net sales	$2,120,822	$1,881,407
Cost of sales	994,720	831,730

Gross profit	1,126,102	1,049,677
Selling, general, and administrative expenses	407,639	459,730

Income from operations	718,463	589,947
Interest income, net	6,315	3,528

Net income	$724,778	$593,475

See accompanying notes to consolidated financial statements.

GLOBAL FAX, L.L.C.
Consolidated Statement of Members’ Equity and Comprehensive Income
Three Months Ended March 31, 2006

Members’
Equity

(Unaudited)
Balances as of January 1, 2006	$2,205,520
Net income	724,778
Distributions to members	(510,205)

Balances as of March 31, 2006	$2,420,093

See accompanying notes to consolidated financial statements.

GLOBAL FAX, L.L.C.
Consolidated Statements of Cash Flows
Three Months Ended March 31, 2006 and 2005

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2006	2005

	(Unaudited)
Cash flows provided by operating activities:
Net income	$724,778	$593,475
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	42,280	33,539
Loss on sale of fixed assets	—	31,500
Effect of translation adjustment	—	—
Changes in assets and liabilities:
Accounts receivable	(183,302)	(182,176)
Prepaid expenses and other current assets	(11,327)	(27,066)
Other assets	956	(4,686)
Accounts payable	129,912	26,803
Accrued liabilities	46,237	(7,164)
Deferred revenue	(67,417)	(6,172)

Net cash provided by operating activities	682,117	458,053

Cash flows from investing activities:
Purchases of property and equipment	(39,420)	(37,837)
Sales of investment securities available for sale	325,002	—

Net cash provided by (used in) investing activities	285,582	(37,837)

Cash flows from financing activities:
Distributions to members	(510,205)	(392,047)

Net cash used in financing activities	(510,205)	(392,047)

Net increase in cash and cash equivalents	457,494	28,169
Cash and cash equivalents, beginning of year	541,653	935,086

Cash and cash equivalents, end of year	$999,147	$963,255

See accompanying notes to consolidated financial statements.

GLOBAL FAX, L.L.C.
Notes to Consolidated Financial Statements
(Unaudited)

(1)	Summary of Significant Accounting Policies

(a)	Description of Business
      Global Fax, L.L.C. (the Company) provides back-office services to customers. Services primarily include scanning documents, reception of faxed forms and documents, and the conversion of the information received into data files for customers. These data files, which are archived by the Company, are then exported to the Company’s customers. Customers receive data in their desired format without the need for internal processing of data by their personnel. The customers also receive additional customization for improved efficiency in their communication and data processing efforts.
      The Company was formed as a Michigan limited liability company (LLC) on November 1, 1995. Prior to that time, the Company had elected to be treated as an S corporation (effective in 1993). Under the terms of the LLC Members’ Agreement, the Company shall continue in existence indefinitely. The Members’ Agreement further states that members shall not be liable for the acts, debts, or liabilities of the Company unless otherwise provided by law or expressly assumed.

(b)	Basis of Presentation
      Pursuant to the rules and regulations of the Securities and Exchange Commission, the accompanying interim consolidated financial statements of the Company as of March 31, 2006 and for the three-month periods ended March 31, 2006 and 2005 have been prepared without audit by an independent registered public accounting firm. In the opinion of management, these unaudited consolidated financial statements include all normal recurring adjustments necessary to present fairly the information required to be set forth therein. Certain information and note disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted from these statements pursuant to such rules and regulations.

(c)	Principles of Consolidation
      The consolidated financial statements include the financial statements of Global Fax, L.L.C. and its wholly owned subsidiary, Global Data Solutions Ohio. As of December 31, 2004, the Company included the financial statements of its 99%-owned subsidiary in Mexico, Global Data Solutions. The Company ceased operations of this subsidiary in December 2004 and finalized the liquidation of this subsidiary during 2005. All significant intercompany balances and transactions have been eliminated in consolidation

(d)	Cash and Cash Equivalents
      The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

(e)	Trade Accounts Receivable
      Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. Based on analysis of accounts receivable, the Company has determined that an allowance for doubtful accounts is not deemed necessary. The Company does not have any off-balance-sheet credit exposure related to its customers.

GLOBAL FAX, L.L.C.
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)

(f)	Property and Equipment
      Property and equipment are recorded at cost less accumulated depreciation. Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets (two to seven years).
      Maintenance and repairs are charged to expense as incurred. Leasehold improvements are amortized over the lesser of the lease term or the estimated useful life of the asset.

(g)	Revenue Recognition
      The Company calculates the amount of revenue to be recognized based on the volume of documents processed for each customer. Each customer is under a contract with the Company whereby the number of documents processed is multiplied by a fixed rate as specified in the contract. The Company recognizes revenue when transmission to the customer has occurred and collection of the relevant receivable is probable.

(h)	Income Taxes
      The Company is not subject to federal income taxes as an LLC. Instead, income and losses of the Company pass through to its individual members, thus making the members liable for federal taxes, if any. The Company calculates a state income tax provision for those states in which it operates that do not recognize the LLC status. For the three months ended March 31, 2006 and 2005, state income tax expense was $21,548 and $17,000, respectively. These amounts have been included in selling, general, and administrative expenses.

(i)	Use of Estimates
      The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant, and equipment and the valuation allowance for accounts receivable. Actual results could differ from those estimates.

(2)	Business Concentration Risks
      The Company had four customers, which individually accounted for approximately 22%, 21%, 15%, and 11% of total sales for the three months ended March 31, 2006 and 22%, 21%, 19% and 2% for the three months ended March 31, 2005. As of March 31, 2006, the Company had receivable balances outstanding from these customers amounting to $694,247.

(3)	Related-Party Transactions
      The Company incurs expense for financial management and administrative support provided by Advantage Management LLC, a related-party company. As of March 31, 2006, a member of the Company was also a member of Advantage Management LLC. These expenses totaled $46,500 for the three months ended March 31, 2006 and 2005.

Globe Graphic

9,000,000 Shares
Common Stock

PROSPECTUS
                        , 2006

Lehman Brothers

William Blair & Company
Deutsche Bank Securities

Cowen and Company
Wachovia Securities
JMP Securities
Thomas Weisel Partners LLC

Part II
Information Not Required In Prospectus

Item 13.	Other Expenses of Issuance and Distribution.
      The actual and estimated expenses in connection with this offering, all of which will be borne by us, are as follows:

SEC registration fee	$26,000
NASD filing fee	24,000
Accounting fees and expenses	300,000
Legal fees and expenses	400,000
Printing and engraving expenses	250,000
Transfer agent and registrar fees and expenses	17,500
Miscellaneous	100,000
Total	$1,117,500

Item 14.	Indemnification of Directors and Officers.
      We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits and proceedings, whether civil, criminal, administrative or investigative (other than action by or in the right of the corporation — a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, by-laws, disinterested director vote, stockholder vote, agreement, or otherwise.
      The Delaware General Corporation Law further authorizes a Delaware corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.
      Our fifth amended and restated certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Except to the extent such exemption from liability is not permitted under the Delaware General Corporation Law, our fifth amended and restated certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

      Any amendment to or repeal of these provisions will not adversely affect any right or protection of our directors in respect of any act or failure to act occurring prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.
      In addition, our by-laws provide that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions. Acting pursuant to the foregoing, we have entered into agreements with each of our directors and officers to indemnify them to the fullest extent permitted by our restated certificate of incorporation, amended and restated by-laws and Delaware law.
      In addition, we have entered into indemnification agreements (the “Indemnification Agreements”) with some of our directors and officers. The Indemnification Agreements (i) confirm to officers and directors the indemnification provided to them in the amended and restated by-laws, (ii) provide officers and directors with procedural protections in the event that they are sued in their capacity as director or officer and (iii) provide additional indemnification rights.
      We have purchased insurance on behalf of our respective directors and officers against certain liabilities that may be asserted against, or incurred by, such persons in their capacities as our directors or officers, or that may arise out of their status as our directors or officers, including liabilities under the federal and state securities laws.

Item 15.	Recent Sales of Unregistered Securities.
      In the preceding three years, the registrant has sold and issued the following securities that were not registered under the Securities Act:

1. On March 19, 2003, in connection with the acquisition of Credit Online, Inc., the registrant issued 4,449,856 and 1,483,285 shares of series A-2 preferred stock and series C-3 preferred stock, respectively, in exchange for all of the outstanding capital stock of Credit Online, Inc. The aggregate purchase price for accounting purposes was $19.7 million (including direct acquisition costs of approximately $0.7 million).

2. On May 26, 2005, June 29, 2005 and July 28, 2005, we issued 101,000, 3,500 and 3,500 shares, respectively, of restricted common stock to our directors and certain executive officers for no cash consideration.
      In addition, prior to our initial public offering, during the period beginning on January 1, 2002 through December 12, 2005, we granted 4,800,528 options to our directors, officers, employees, and an independent consultant. On various dates between January 1, 2002 and December 12, 2005, we sold 689,535 shares of our common stock to directors, officers and employees pursuant to the exercise of options granted under our 2001 Stock Option Plan. The exercise prices per share ranged from $2.80 to $8.00, for aggregate consideration of $1,688,461.
      The share numbers and prices above have been adjusted to reflect the 1-for-8 reverse stock split of the registrant’s common stock effected on March 19, 2003.
      The sales and issuances of securities in the transactions described in item 1 above was determined to be exempt from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder as transactions by an issuer not involving a public offering. The sales and issuances of securities listed above in item 2 and the stock options granted since January 1, 2003 were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about us or had access, through employment or other relationships, to such information. There were no underwriters employed in connection with any of the transactions set forth in this Item 15. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

Item 16.	Exhibits and Financial Data Schedules.
      (A) Exhibits. The following exhibits are included herein or incorporated herein by reference:

Number		Description

1	.1*	Form of Underwriting Agreement.

3	.1(4)	Form of Fifth Amended and Restated Certificate of Incorporation of DealerTrack Holdings, Inc.

3	.2(4)	Form of Amended and Restated By-laws of DealerTrack Holdings, Inc.

4	.1(1)	Fourth Amended and Restated Registration Rights Agreement, dated as of March 19, 2003, among DealerTrack Holdings, Inc. and the stockholders of DealerTrack Holdings, Inc. party thereto.

4	.2(3)	Form of Certificate of Common Stock.

5	.1(4)	Opinion of Goodwin Procter LLP regarding the validity of the common stock.

10	.1(1)	Credit Agreement, dated as of April 15, 2005, by and among DealerTrack, Inc., DealerTrack Holdings, Inc., certain subsidiaries of DealerTrack Holdings, Inc., J.P. Morgan Securities Inc. and Lehman Brothers Inc., as joint bookrunners, J.P. Morgan Securities Inc., Lehman Brothers Inc. and Wachovia Securities Inc., as arrangers, JPMorgan Chase Bank, N.A., as administrative agent and letter of credit issuing bank, Lehman Commercial Paper Inc., as syndication agent, and Wachovia Bank, National Association, as documentation agent.

10	.2(1)	Guarantee and Security Agreement, dated as of April 15, 2005, by and among DealerTrack, Inc., DealerTrack Holdings, Inc., certain subsidiaries of DealerTrack Holdings, Inc. and JPMorgan Chase Bank, N.A., as administrative agent.

10	.3(2)	Transition Services Agreement, dated as of March 19, 2003, by and among DealerTrack Holdings, Inc., Credit Online, Inc., DealerTrack, Inc., First American Credit Management Solutions, Inc. and First American Real Estate Solutions, LLC.

10	.4(2)	Joint Marketing Agreement, dated as of March 19, 2003, by and among DealerTrack Holdings, Inc., DealerTrack, Inc., Credit Online, Inc. and First American CREDCO, a division of First American Real Estate Solutions, LLC.

10	.5(2)	First Amendment to the Joint Marketing Agreement by and among DealerTrack Holdings, Inc., DealerTrack, Inc., Credit Online, Inc. and First American CREDCO, a division of First American Real Estate Solutions, LLC, dated as of December 1, 2004.

10	.6(2)	Agreement between DealerTrack, Inc. and CreditReportPlus, LLC, dated as of December 1, 2004.

10	.7(2)	Application Service Provider Contract, dated as of April 15, 2005, between First American Credit Management Solutions, Inc. and DealerTrack, Inc.

10	.8(2)	Master Agreement for Consulting Services, dated as of February 1, 2001, between DealerTrack, Inc. and Chase Manhattan Automotive Finance Corporation.

10	.9(2)	Non-Competition Agreement, dated as of March 19, 2003, by and among DealerTrack Holdings, Inc., Credit Online, Inc., First American Credit Management Solutions, Inc. and The First American Corporation.

10	.10(2)	License Agreement, made and entered into as of February 1, 2001, by and between The Chase Manhattan Bank and J.P. Morgan Partners (23A SBIC Manager), Inc.

10	.11(2)	Asset Purchase Agreement, dated as of May 25, 2005, by and among Santa Acquisition Corporation, Automotive Lease Guide (alg), LLC, Automotive Lease Guide (alg) Canada, Inc., Douglas W. Aiken, John A. Blair and Raj Sundaram.

10	.12(1)	Employment Agreement, dated as of May 26, 2005, by and between Mark F. O’Neil and DealerTrack Holdings, Inc.

10	.13(5)	Employment Agreement, dated as of May 25, 2005, by and between John A. Blair and Automotive Lease Guide (alg), Inc.

10	.14(5)	Unfair Competition and Nonsolicitation Agreement, dated as of May 25, 2005, by and between John A. Blair and Automotive Lease Guide (alg), Inc.

Number		Description

10	.15(1)	Employment Agreement, dated as of May 26, 2005, by and between Eric D. Jacobs and DealerTrack Holdings, Inc.

10	.16(1)	Employment Agreement, dated as of May 26, 2005, by and between Vincent Passione and DealerTrack, Inc.

10	.17(5)	Employment Agreement, dated as of May 25, 2005, by and between David P. Trinder and DealerTrack Aftermarket Services, Inc.

10	.18(1)	2001 Stock Option Plan of DealerTrack Holdings, Inc., effective as of August 10, 2001.

10	.19(1)	First Amendment to 2001 Stock Option Plan of DealerTrack Holdings, Inc., effective as of December 28, 2001.

10	.20(1)	Second Amendment to 2001 Stock Option Plan of DealerTrack Holdings, Inc., effective as of March 19, 2003.

10	.21(1)	Third Amendment to 2001 Stock Option Plan of DealerTrack Holdings, Inc., effective as of January 30, 2004.

10	.22(6)	Fourth Amendment to 2001 Stock Option Plan of DealerTrack Holdings, Inc. effective as of February 10, 2006.

10	.23(1)	2005 Incentive Award Plan, effective as of May 26, 2005.

10.24		First Amendment to the 2005 Incentive Award Plan, effective as of August 2, 2006.

10	.25(5)	Form of Stock Option Agreement.

10	.26(5)	Form of Restricted Stock Agreement.

10	.27(1)	Senior Executive Incentive Bonus Plan, effective as of May 26, 2005.

10	.28(1)	Stock Ownership and Retention Program, adopted May 26, 2005.

10	.29(1)	Employee Stock Purchase Plan, adopted May 26, 2005.

10	.30(1)	Directors’ Deferred Compensation Plan, effective as of June 30, 2005.

10	.31(1)	Employees’ Deferred Compensation Plan, effective as of June 30, 2005.

10	.32(1)	401(k) Plan, effective as of January 1, 2001, as amended.

10	.33(2)	Lender Agreement, dated as of December 19, 2000, between AmeriCredit Financial Services, Inc. and DealerTrack.com, Inc., as amended as of December 28, 2001, October 24, 2002 and April 1, 2004.

10	.34(2)	Lender Agreement, dated as of February 1, 2001, between Chase Manhattan Automotive Finance Corporation and DealerTrack.com, Inc., as amended as of December 28, 2001, May 10, 2002 and October 24, 2002.

10	.35(2)	Lender Agreement, dated as of April 13, 2001, between WFS Financial, Inc. and DealerTrack.com, Inc., as amended as of December 28, 2001 and October 24, 2002.

10	.36(2)	Lender Agreement, dated as of August 31, 2001, between Wells Fargo & Company and Dealer Track.com, Inc., as amended as of December 28, 2001, October 24, 2002 and May 7, 2003.

10	.37(2)	Lender Agreement, dated as of September 26, 2001, between Capital One Auto Finance and DealerTrack.com, Inc., as amended as of December 28, 2001, October 24, 2002, and June 25, 2004.

10	.38(2)	Lease Agreement, dated as of August 5, 2004, between iPark Lake Success, LLC and DealerTrack, Inc.

10	.39(7)	Asset Purchase Agreement, dated May 4, 2005, by and among DealerTrack Digital Solutions, Inc., Global Fax, L.L.C., Global Data Services — Ohio, L.L.C., John W. George, Jr. Family Limited Partnership, John H. George, Jr. Delta Trust II UAD 6/30/02, Matthew Kennedy, Paul Kennedy and Jeffrey J. Vaughn Revocable Living Trust UAD 4-4-83.

10	.40(4)	Lender Integration Support Agreement, dated as of September 1, 2005, between First American CMSI Inc. and DealerTrack, Inc.

21.1		List of Subsidiaries.

23.1		Consent of Goodwin Procter LLP (included in Exhibit 5.1).

23.2		Consent of PricewaterhouseCoopers LLP.

23.3		Consent of PricewaterhouseCoopers LLP.

23.4		Consent of KPMG LLP.

Number	Description

23.5	Consent of PricewaterhouseCoopers LLP.

23.6	Consent of KPMG LLP.

24.1	Powers of Attorney (included on the signature page of this Registration Statement).

*	To be filed by amendment.

(1)	Incorporated by reference to our Registration Statement on Form S-1 (File No. 333-126944) filed July 28, 2005.

(2)	Incorporated by reference to Amendment No. 1 to our Registration Statement on Form S-1 (File No. 333-126944) filed September 22, 2005.

(3)	Incorporated by reference to Amendment No. 2 to our Registration Statement on Form S-1 (File No. 333-126944) filed October 12, 2005.

(4)	Incorporated by reference to Amendment No. 3 to our Registration Statement on Form S-1 (File No. 333-126944) filed October 24, 2005.

(5)	Incorporated by reference to our Quarterly Report on Form 10-Q filed May 12, 2006.

(6)	Incorporated by reference to our Annual Report on Form 10-K filed March 30, 2006.

(7)	Incorporated by reference to our Current Report on Form 8-K dated May 3, 2006 filed May 9, 2006.
      (B) Financial Statement Schedule.

Item 17.	Undertakings
      The undersigned registrant hereby undertakes:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, DealerTrack Holdings, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Success, State of New York, on August 28, 2006.

DEALERTRACK HOLDINGS, INC.

By:	/s/ Mark F. O’Neil

Mark F. O’Neil
Chairman of the Board, President and
Chief Executive Officer
POWERS OF ATTORNEY
      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mark F. O’Neil and Robert J. Cox III, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all (1) amendments (including post-effective amendments) and additions to this Registration Statement on Form S-1 and (2) Registration Statements, and any and all amendments thereto (including post-effective amendments), relating to the offering contemplated pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and as of the dates indicated.

Signature	Title	Date

/s/ Mark F. O’Neil Mark F. O’Neil	Chairman of the Board, President and Chief Executive Officer (principal executive officer)	August 28, 2006

/s/ Robert J. Cox III Robert J. Cox III	Senior Vice President, Chief Financial Officer and Treasurer (principal financial and accounting officer)	August 28, 2006

/s/ Howard L. Tischler Howard L. Tischler	Lead Director	August 28, 2006

/s/ Steven J. Dietz Steven J. Dietz	Director	August 28, 2006

/s/ Thomas R. Gibson Thomas R. Gibson	Director	August 28, 2006

Signature	Title	Date

/s/ Mary Cirillo-Goldberg Mary Cirillo-Goldberg	Director	August 28, 2006

/s/ John J. McDonnell, Jr. John J. McDonnell, Jr.	Director	August 28, 2006

/s/ James David Power III James David Power III	Director	August 28, 2006

EXHIBIT INDEX

Number		Description

1	.1*	Form of Underwriting Agreement.
3	.1(4)	Form of Fifth Amended and Restated Certificate of Incorporation of DealerTrack Holdings, Inc.
3	.2(4)	Form of Amended and Restated By-laws of DealerTrack Holdings, Inc.
4	.1(1)	Fourth Amended and Restated Registration Rights Agreement, dated as of March 19, 2003, among DealerTrack Holdings, Inc. and the stockholders of DealerTrack Holdings, Inc. party thereto.
4	.2(3)	Form of Certificate of Common Stock.
5	.1(4)	Opinion of Goodwin Procter LLP regarding the validity of the common stock.
10	.1(1)	Credit Agreement, dated as of April 15, 2005, by and among DealerTrack, Inc., DealerTrack Holdings, Inc., certain subsidiaries of DealerTrack Holdings, Inc., J.P. Morgan Securities Inc. and Lehman Brothers Inc., as joint bookrunners, J.P. Morgan Securities Inc., Lehman Brothers Inc. and Wachovia Securities Inc., as arrangers, JPMorgan Chase Bank, N.A., as administrative agent and letter of credit issuing bank, Lehman Commercial Paper Inc., as syndication agent, and Wachovia Bank, National Association, as documentation agent.
10	.2(1)	Guarantee and Security Agreement, dated as of April 15, 2005, by and among DealerTrack, Inc., DealerTrack Holdings, Inc., certain subsidiaries of DealerTrack Holdings, Inc. and JPMorgan Chase Bank, N.A., as administrative agent.
10	.3(2)	Transition Services Agreement, dated as of March 19, 2003, by and among DealerTrack Holdings, Inc., Credit Online, Inc., DealerTrack, Inc., First American Credit Management Solutions, Inc. and First American Real Estate Solutions, LLC.
10	.4(2)	Joint Marketing Agreement, dated as of March 19, 2003, by and among DealerTrack Holdings, Inc., DealerTrack, Inc., Credit Online, Inc. and First American CREDCO, a division of First American Real Estate Solutions, LLC.
10	.5(2)	First Amendment to the Joint Marketing Agreement by and among DealerTrack Holdings, Inc., DealerTrack, Inc., Credit Online, Inc. and First American CREDCO, a division of First American Real Estate Solutions, LLC, dated as of December 1, 2004.
10	.6(2)	Agreement between DealerTrack, Inc. and CreditReportPlus, LLC, dated as of December 1, 2004.
10	.7(2)	Application Service Provider Contract, dated as of April 15, 2005, between First American Credit Management Solutions, Inc. and DealerTrack, Inc.
10	.8(2)	Master Agreement for Consulting Services, dated as of February 1, 2001, between DealerTrack, Inc. and Chase Manhattan Automotive Finance Corporation.
10	.9(2)	Non-Competition Agreement, dated as of March 19, 2003, by and among DealerTrack Holdings, Inc., Credit Online, Inc., First American Credit Management Solutions, Inc. and The First American Corporation.
10	.10(2)	License Agreement, made and entered into as of February 1, 2001, by and between The Chase Manhattan Bank and J.P. Morgan Partners (23A SBIC Manager), Inc.
10	.11(2)	Asset Purchase Agreement, dated as of May 25, 2005, by and among Santa Acquisition Corporation, Automotive Lease Guide (alg), LLC, Automotive Lease Guide (alg) Canada, Inc., Douglas W. Aiken, John A. Blair and Raj Sundaram.
10	.12(1)	Employment Agreement, dated as of May 26, 2005, by and between Mark F. O’Neil and DealerTrack Holdings, Inc.
10	.13(5)	Employment Agreement, dated as of May 25, 2005, by and between John A. Blair and Automotive Lease Guide (alg), Inc.
10	.14(5)	Unfair Competition and Nonsolicitation Agreement, dated as of May 25, 2005, by and between John A. Blair and Automotive Lease Guide (alg), Inc.
10	.15(1)	Employment Agreement, dated as of May 26, 2005, by and between Eric D. Jacobs and DealerTrack Holdings, Inc.

Number		Description

10	.16(1)	Employment Agreement, dated as of May 26, 2005, by and between Vincent Passione and DealerTrack, Inc.
10	.17(5)	Employment Agreement, dated as of May 25, 2005, by and between David P. Trinder and DealerTrack Aftermarket Services, Inc.
10	.18(1)	2001 Stock Option Plan of DealerTrack Holdings, Inc., effective as of August 10, 2001.
10	.19(1)	First Amendment to 2001 Stock Option Plan of DealerTrack Holdings, Inc., effective as of December 28, 2001.
10	.20(1)	Second Amendment to 2001 Stock Option Plan of DealerTrack Holdings, Inc., effective as of March 19, 2003.
10	.21(1)	Third Amendment to 2001 Stock Option Plan of DealerTrack Holdings, Inc., effective as of January 30, 2004.
10	.22(6)	Fourth Amendment to 2001 Stock Option Plan of DealerTrack Holdings, Inc. effective as of February 10, 2006.
10	.23(1)	2005 Incentive Award Plan, effective as of May 26, 2005.
10.24		First Amendment to the 2005 Incentive Award Plan, effective as of August 2, 2006.
10	.25(5)	Form of Stock Option Agreement.
10	.26(5)	Form of Restricted Stock Agreement.
10	.27(1)	Senior Executive Incentive Bonus Plan, effective as of May 26, 2005.
10	.28(1)	Stock Ownership and Retention Program, adopted May 26, 2005.
10	.29(1)	Employee Stock Purchase Plan, adopted May 26, 2005.
10	.30(1)	Directors’ Deferred Compensation Plan, effective as of June 30, 2005.
10	.31(1)	Employees’ Deferred Compensation Plan, effective as of June 30, 2005.
10	.32(1)	401(k) Plan, effective as of January 1, 2001, as amended.
10	.33(2)	Lender Agreement, dated as of December 19, 2000, between AmeriCredit Financial Services, Inc. and DealerTrack.com, Inc., as amended as of December 28, 2001, October 24, 2002 and April 1, 2004.
10	.34(2)	Lender Agreement, dated as of February 1, 2001, between Chase Manhattan Automotive Finance Corporation and DealerTrack.com, Inc., as amended as of December 28, 2001, May 10, 2002 and October 24, 2002.
10	.35(2)	Lender Agreement, dated as of April 13, 2001, between WFS Financial, Inc. and DealerTrack.com, Inc., as amended as of December 28, 2001 and October 24, 2002.
10	.36(2)	Lender Agreement, dated as of August 31, 2001, between Wells Fargo & Company and Dealer Track.com, Inc., as amended as of December 28, 2001, October 24, 2002 and May 7, 2003.
10	.37(2)	Lender Agreement, dated as of September 26, 2001, between Capital One Auto Finance and DealerTrack.com, Inc., as amended as of December 28, 2001, October 24, 2002, and June 25, 2004.
10	.38(2)	Lease Agreement, dated as of August 5, 2004, between iPark Lake Success, LLC and DealerTrack, Inc.
10	.39(7)	Asset Purchase Agreement, dated May 4, 2005, by and among DealerTrack Digital Solutions, Inc., Global Fax, L.L.C., Global Data Services — Ohio, L.L.C., John W. George, Jr. Family Limited Partnership, John H. George, Jr. Delta Trust II UAD 6/30/02, Matthew Kennedy, Paul Kennedy and Jeffrey J. Vaughn Revocable Living Trust UAD 4-4-83.
10	.40(4)	Lender Integration Support Agreement, dated as of September 1, 2005, between First American CMSI Inc. and DealerTrack, Inc.
21.1		List of Subsidiaries.
23.1		Consent of Goodwin Procter LLP (included in Exhibit 5.1).
23.2		Consent of PricewaterhouseCoopers LLP.
23.3		Consent of PricewaterhouseCoopers LLP.
23.4		Consent of KPMG LLP.
23.5		Consent of PricewaterhouseCoopers LLP.

Number	Description

23.6	Consent of KPMG LLP.

24.1	Powers of Attorney (included on the signature page of this Registration Statement).

*	To be filed by amendment.

(1)	Incorporated by reference to our Registration Statement on Form S-1 (File No. 333-126944) filed July 28, 2005.

(2)	Incorporated by reference to Amendment No. 1 to our Registration Statement on Form S-1 (File No. 333-126944) filed September 22, 2005.

(3)	Incorporated by reference to Amendment No. 2 to our Registration Statement on Form S-1 (File No. 333-126944) filed October 12, 2005.

(4)	Incorporated by reference to Amendment No. 3 to our Registration Statement on Form S-1 (File No. 333-126944) filed October 24, 2005.

(5)	Incorporated by reference to our Quarterly Report on Form 10-Q filed May 12, 2006.

(6)	Incorporated by reference to our Annual Report on Form 10-K filed March 30, 2006.

(7)	Incorporated by reference to our Current Report on Form 8-K dated May 3, 2006 filed May 9, 2006.